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REGISTRANT'S NAME Standard Chartered

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 10 2004
THOMSON FINANCIAL

FILE NO. 82- 5788 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 5/7/04

Annual Report and Accounts 2003


Standard Chartered
START

Leading the way in Asia, Africa and the Middle East

Standard Chartered

Standard Chartered employs 30,000 people in over 500 locations serving 56 countries and territories across the Asia Pacific Region, South Asia, the Middle East, Africa, the United Kingdom and the Americas. It is one of the world's most international banks and employees comprise 79 nationalities.

Standard Chartered serves both Consumer and Wholesale Banking customers, is well-established in growth markets and aims to be the 'Right Partner' for its customers. The Bank combines deep local knowledge with global capability.

The Bank is trusted across its network for its standard of governance and its commitment to making a difference in the communities in which it operates.

Front Cover:
The 2004 Standard Chartered Bank Hong Kong Marathon.
Standard Chartered has sponsored the Hong Kong Marathon since 1997. This year 24,000 runners took part. The event was a huge success and was covered by every newspaper and TV station in Hong Kong.

Employees
30,153

Nationalities
79

Countries/territories
56

Tier 1 capital ratio
8.8%

Mortgage customers
250,000

Credit cards in issue
6 m

Number of branches/offices
519

Wholesale Banking operating profit
UP 18%

Consumer Banking operating profit
UP 19%

Hong Kong operating profit
UP 17%

Net bad debts
DOWN 25%

- **Operating profit up 22 per cent.**
- Net revenue up 5 per cent to $4.75 billion.
- **Earnings Per Share up 20 per cent.**
- Return on Equity rose to 15.3 per cent.
- **Expanded in new markets – South Africa, South Korea and Afghanistan.**

Unless another currency is specified, the word 'dollar' or symbol '$' in this document means United States dollar.

Balance sheet growth

$59.7 bn
Loans and advances to customers

$60.6 bn
Other assets

Profit before taxation

$1.54 bn

Net revenue

$2,968 m
Net interest income

$1,785 m
Other revenue

Dividend per share

52.0 cents

Balance sheet growth
$ billion



41.0
46.7
99
50.4
51.9
00
54.4
53.0
01
56.0
57.0
02
60.6
59.7
03
Other assets
Loans and advances to customers

Net revenue
$ million



1,201
2,647
99
1,381
2,680
00
1,505
2,900
01
1,476
3,063
02
1,785
2,968
03
Other revenue
Net interest income

Profit before taxation
$ million



821
99
1,409
00
1,089
01
1,262
02
1,542
03

Dividend per share
Cents



36.97
99
38.11
00
41.92
01
47.00
02
52.00
03

Group at a Glance

Standard Chartered is one of the world's most international banks. In all our markets we are committed to exploring opportunities to be the Right Partner to our customers, employees and to the communities we operate in.

Asia



Hong Kong

Standard Chartered's business in Hong Kong has returned to growth and is well placed to benefit from a revival in the economy. It is our largest market. We intend to incorporate locally, in preparation for the potential economic growth generated by closer integration with China's Pearl River Delta region.

Employees 3,991 **Branches/offices** 75

Net Revenue

$1,358 million


1,116
1,188
1,442
1,416
1,358
99
00
01
02
03

Singapore

Standard Chartered's 145th year of doing business in Singapore was marked by continued revenue growth and product innovation. The launch of our ground-breaking Manhattan credit card proved particularly successful, offering consumers the first credit card in Asia with interest rates tailored to their spending patterns.

Employees 2,289 **Branches/offices** 20

Net Revenue

$488 million


430
432
440
485
488
99
00
01
02
03

Africa



Africa is an increasingly profitable region for the Group through our continued development of the range and quality of services that we offer. We have taken a major step towards returning to full service banking in South Africa, with the acquisition of 20twenty, an online financial services company. The Banker magazine named Standard Chartered Bank of the Year for Africa 2003.

Employees 4,512 **Branches/offices** 137

Net Revenue

$443 million


377
368
355
332
443
99
00
01
02
03

Middle East and South Asia (MESA)



Malaysia

Standard Chartered has continued to develop its long-established presence in Malaysia. In Consumer Banking we launched interactive kiosks in major shopping malls and expanded our product range in the country's growing Islamic financial services market. Standard Chartered Malaysia also supports the Group with a Global Service Centre in Kuala Lumpur with 1,000 employees.

Employees 2,211 **Branches/offices** 30

Net Revenue $236 million


250
261
237
234
236
99
00
01
02
03

Other Asia Pacific

Standard Chartered enjoyed double-digit revenue growth in many markets. In China, the Group's position was enhanced by being granted custodian bank status for Qualified Foreign Institutional Investors. Standard Chartered was also named Best Retail Bank in the Asia Pacific region by Retail Banker International magazine.

Employees 5,265 **Branches/offices** 79

Net Revenue $682 million


473
514
529
572
682
99
00
01
02
03

India

Standard Chartered reinforced its position as the largest international bank in India with the rapid expansion of its branch network and product range. The Group highlighted its position as a leading bank in the Indian currency market by transacting the first on-shore foreign currency rupee option. Standard Chartered India also supports the Group with a Global Service Centre in Chennai with 3,300 employees.

Employees 7,201 **Branches/offices** 69

Net Revenue $468 million


134
272
355
394
468
99
00
01
02
03

United Arab Emirates

The UAE is an important market for Standard Chartered's Consumer and Wholesale businesses. Over 40 new products were launched by the Bank's investment services unit, which enjoyed rapid revenue growth. Our internet banking service was launched, while our card business also expanded with the launch of a Visa Electron Debit Card.

Employees 842 **Branches/offices** 8

Net Revenue $234 million


211
226
234
99*
00*
01
02
03

Other MESA

The MESA region delivered strong revenue growth in 2003. We continued to develop our product range across the region, maintaining our position as the largest foreign bank in Pakistan and Bangladesh. We also became the first international bank to open a branch in Afghanistan.

Employees 2,248 **Branches/offices** 85

Net Revenue $315 million


227
301
225
275
315
99*
00*
01
02
03

*Prior to 2001 the UAE information is not separately available

Americas and the United Kingdom



Businesses in these regions provide Wholesale Banking for those trading or investing in Asia, Africa, the Middle East and Latin America. Standard Chartered New York has one of the largest US dollar clearing businesses in the USA, ranking 8th in the banking industry. The Group also operates an offshore banking business based in Jersey. In 2003, a new representative office was opened in Turkey.

Employees 1,594 **Branches/offices** 16

Net Revenue $529 million


839
726
611
605
529
99
00
01
02
03

Chairman's Statement

We have delivered another strong performance. Not only did our business succeed in making up for the uncertain economic start to 2003, we went on to achieve strong growth over the previous year, underlining the progress we are making towards our goal of leading the way in Asia, Africa and the Middle East.

Operating profit rose 22 per cent to $1,542 million compared with $1,262 million in 2002

Net revenue increased to $4,753 million, up 5 per cent

Normalised Earnings Per Share at 89.6 cents, up 20 per cent

Normalised Return on Equity increased to 15.3 per cent

Recommended final dividend per share up 10.6 per cent to 36.49 cents, making 52 cents for the year

Performance is my top priority. This year's results are evidence of the strength and focus of our management team and the performance culture that is developing throughout the Group.

It is notable that Standard Chartered delivered a 37 per cent increase in Total Shareholder Return last year, the highest of the major UK banks.

A changing world

The economic climate has improved significantly. We have entered 2004 with a strengthening world economy and increasing business confidence. There are signs of vibrant economic growth in our major markets for the year ahead.

The Asian economies are out-performing and China is particularly strong. China is having a major impact across Asia, boosting intra-regional trade. Hong Kong, in particular, has benefited from measures China introduced to promote closer economic integration.

World trade has continued to outstrip world growth, benefiting our core regions.

The economic cycle is proving beneficial for Africa and the Middle East. The combination of a weak dollar and global recovery is keeping oil and commodity prices high.

Of course, there are always shocks. But in recent years, the world economy, and our markets, have shown remarkable resilience to these shocks, and policy makers have demonstrated their ability to respond quickly.

Positioned for growth

Our plans are led by organic growth. We are operating in dynamic markets with attractive growth rates. There is plenty of potential for us to grow in these markets.

However, we recognise that there are a number of places where we have opportunities to build a bigger presence; examples are China, South Africa and South Korea. We will continue to consider acquisitions but we are very disciplined in our approach.

During the year, the Group created a range of opportunities in new markets and we will move these forward in 2004.

Last summer we returned to South Africa with the award of a banking licence and the acquisition of the digital financial services company 20twenty. We took a 9.8 per cent stake in Koram, South Korea's sixth largest bank, for $154 million. We were the first international bank to be awarded a licence in Afghanistan. In Iraq, we play a leading role in the consortium running the Trade Bank of Iraq. We recently opened a new representative office in Turkey.

In Hong Kong, we are in the process of incorporating our local business. This is a further sign of our commitment to Hong Kong and will help us take advantage of closer economic integration with China.

In January 2004 we sold our 0.4 per cent shareholding in Bank of China's subsidiary BOC Hong Kong, making a gain of $35 million. We will use these funds to further organic growth in China. These gains are not included in our results for 2003.

Corporate governance

I would like to thank Ronnie Chan, Barry Clare and Cob Stenham who retired from the Board during 2003. They made a valuable contribution to the Board. I also want to thank Sir Patrick Gillam, my predecessor, who played a key role in making Standard Chartered the bank it is today.

David Moir and Sir Ralph Robins will be retiring from the Board after the Annual General Meeting on 11 May 2004.

We also saw the appointment of two new non-executive directors: Paul Skinner and Ruth Markland. They both have a wealth of talent to offer. Ruth has great expertise in Asia, where she was Managing Partner Asia for Freshfields Bruckhaus Deringer, and a deep understanding of the regulatory environment there. Paul is the Chairman of Rio Tinto, one of the most successful global mining companies. In his former position at Royal Dutch Shell he was CEO of the Group's global Oil Products business.

These changes to the Board bring us closer in line with corporate governance guidelines under the new Combined Code, which came into effect in January 2004. Further changes can be anticipated as we continue to shape our Board in line with best practice.

It is my view that good performance and good governance reinforce each other. We attach great importance to the high standards of governance we have achieved in all our markets and will ensure that these are sustained.

Corporate Social Responsibility

Another aspect of good governance is good corporate citizenship. This is essential for sustaining the growth of our business and for long-term profitability. We have a responsibility in the type of business we do and to the communities we serve.

During 2003, the Group's 150th anniversary, we made substantial efforts to reinvest in the communities where we do business. In a year in which we grew our operating profit by 22 per cent, our employees also raised $1.4 million, enough to restore the sight of 56,000 people through our 'Seeing is Believing' campaign. In addition, all our staff were educated on HIV/AIDS, as part of our 'Living with HIV' programme which was awarded the Global Business Coalition Award for Business Excellence.

Our Corporate Social Responsibility initiatives made a major contribution to the engagement of employees in our business strategy and have enhanced our reputation with our customers.

The way ahead

Standard Chartered continues to achieve strong profit growth in most of its markets. With the growth of our businesses in India and the Middle East we have a more balanced platform.

Our brand has a long and positive association with our markets in Asia, Africa and the Middle East.

Our business is in good shape and the economic outlook across our markets is far more positive than 12 months ago.

Standard Chartered has many options for future growth, which, with disciplined management, we look forward to developing. Our primary goal is to improve shareholder return.

In 2003 we achieved record results. We are determined to deliver again in 2004.

Bryan K. Sanderson

Bryan Sanderson, CBE
Chairman
18 February 2004



The Group has achieved strong results in 2003. We are establishing a track record of consistent delivery.



In 2003 we improved performance despite a challenging environment, with the SARS virus in East Asia, the war in Iraq and the low interest rate environment globally. This has demonstrated the strength of our management, the motivation of our people and the resilience of our business.

Two years ago, our management team made a commitment to improve the Bank's financial performance.

Since then, operating profit has increased from $1.1 billion to over $1.5 billion. Return on Equity has improved from 12.0 per cent to 15.3 per cent. Earnings Per Share (EPS) has grown from 66.3 cents to 89.6 cents, up 35 per cent.

The key for us going forward is to deliver against a balanced scorecard of sustainable revenue growth, tightly controlled costs, increasing EPS and improved Total Shareholder Returns. At the same time we have to invest in our brand and ensure our staff are engaged.

This will involve making some trade-offs on key metrics. In 2003 we took advantage of good profits in the first half to invest in our Consumer Banking business and lay further foundations for growth in 2004. We deliberately traded short-term improvement in our cost-income ratio to accelerate growth. However, we remain focused on costs and we expect an improvement in our cost-income ratio this year.

Provision for bad debts and contingent liabilities
$ million



801
470
731
712
536
99
00
01
02
03

We have also traded revenue to reduce the risk of parts of our business, and we are seeing the benefits of this in the reduction in our bad debts, which came down 25 per cent.

In short, we have grown our business. We have delivered better returns and we have invested for growth.

We have also improved our processes and controls. We have become a more tightly disciplined Group. Our brand is stronger and we have a clear strategic direction.

Our aspiration is to be the world's best international bank, leading the way in Asia, Africa and the Middle East.

I see the past two years as the first phase of our journey towards this aspiration; performance improvement and bringing returns to a higher level. We are now entering the next phase which will be about growth, investment and continued delivery.

Our 2003 priorities

Last year we outlined to you the following agenda for 2003:

- **Drive returns in Wholesale Banking**
- **Grow Consumer Banking revenue**
- **Accelerate growth in India**
- **Leverage opportunities in China**
- **Drive technology improvements**

We have made good progress.

Wholesale Banking

Objective: Drive returns

We committed to improving returns in Wholesale Banking by changing the shape of the business, reducing the risk profile and achieving positive 'jaws' – the gap between revenue growth and cost growth. We have done this.

We have rationalised our customer base. We traded revenue for risk reduction, which is reflected in our improved bad debt line. We have also invested in new product capabilities, particularly in our Global Markets business. The result has been a low level of bad debts, diversified revenue streams and improved returns.

In 2003, profits increased by 18 per cent, driven by revenue growth of seven per cent. There was tight control on costs and an outstanding net bad debt performance.

Customer revenue growth of 11 per cent more than offset a decline in revenue from asset and liability management. Our investment in building a broad range of more value-added, less capital-intensive products, such as derivatives, fixed income and structured products, is bearing fruit with our customers.

Our strength in foreign exchange was recognised by awards from FX Week as Best Bank in Emerging Asian Currencies and Best Bank in Emerging African/ Middle East Currencies.

We have made excellent progress in trade finance, increasing revenue by 10 per cent in 2003. The launch of B2BeX, our internet platform for trade sourcing, payments and financing, has been a success. There are now over 450 companies using this.

Despite a low interest rate environment, we are generating more customer revenue from our capital. Given the momentum of customer business we will continue to do so.

Our performance on bad debts in Wholesale Banking has been outstanding, underpinned by very strong recoveries. Sustaining this excellent performance will be a challenge as the level of non-performing loans continues to reduce. However, tight risk management remains a cornerstone of our Wholesale Banking strategy.

We have controlled costs firmly, scaling back in unprofitable segments and geographies such as Latin America. We will continue to pace investment with capital capacity and revenue growth.

Consumer Banking

Objective: Grow revenue

In Consumer Banking we have built market share in a number of markets and produced strong revenue growth.

Overall we increased our Consumer Banking profits by 19 per cent in 2003.

Revenue grew strongly outside of Hong Kong, but fell in Hong Kong as a direct result of the actions we took to contain the personal bankruptcy problem that has affected Hong Kong's banking industry. In 2004 we expect to see a return to revenue growth in Hong Kong as the consumer-led recovery there takes hold.

"Standard Chartered in Africa, Middle East and South Asia has performed well. Our knowledge of our markets and our long-term commitment, have earned us good relationships with customers, host governments and regulators. We are a very visible name in the community. Our businesses in the UK and the Americas are an important part of our international network. They play a key role in originating business for our markets in Asia, Africa and the Middle East."

Chris Keljik
Group Executive Director



Costs rose as we deliberately accelerated investment in new markets, new products and new service platforms in the second half. This included launching Consumer Banking in South Africa and South Korea; launching the Manhattan credit card in Singapore and MortgageOne in new markets; expanding distribution and upgrading phone and internet banking across a number of countries.

In 2003 we saw double-digit revenue growth in most markets and, in some, growth of more than 20 per cent. Credit card revenue grew strongly and we are making good progress in the personal loans market. Our mortgage business performed very well, particularly MortgageOne, an innovative off-set mortgage product, which continued to capture market share.

In Indonesia and India, in particular, we continued the expansion of our branch networks. In Thailand and Taiwan we have seen a significant increase in revenue, with personal loans and wealth management products proving particularly successful.

Malaysia achieved good growth in profitability, helped by mortgage sales and a decrease in bad debts.

In the United Arab Emirates (UAE) we launched new credit card products, expanded our investment services unit and made improvements to our branches. We also began the launch of our internet banking service across the region.

Our progress in Consumer Banking was recognised in the Lafferty Retail Banking Awards – the industry benchmark – where we were named Best Retail Bank in Asia Pacific.

We enter 2004 with real impetus and Consumer Banking will continue to be an engine for future growth.

India

Objective: Accelerate growth

In India we had a good year on the back of robust revenue growth.

Our customer base and brand recognition is growing rapidly along with our product range and we have a better balanced business.

We have diversified our product base to include mortgages and we have seen strong growth in mortgages and investment services. Traditionally, our India Consumer Banking business was liabilities-led which resulted in short term margin pressure. However, our expanding mortgage book means that assets are now growing strongly which should generate good revenue growth in 2004.



Bringing banking to Afghanistan

We paved the way for the regeneration of financial services by becoming the first international bank to open in Afghanistan following the war. Our Kabul branch will supply secured transactions and international money transfers. *"The Bank's commitment to Kabul sends a powerful message on the positive future of the country"*, said Mike O'Brien, the UK's then Minister of State for International Trade and Investment.



First rupee option

Our investment in options capabilities meant we were able to respond when the Reserve Bank of India granted permission to offer foreign currency-rupee options. We issued India's first ever such option, of US$30 million, for Reliance Industries and have since done the same for a number of other key clients. Issuing onshore rupee options underlines our position as the largest international bank in India.

Courageous



KENYA
H6511
27-597
KENYA
H6512
27-598

Winning courage

At the 2004 Standard Chartered Marathon in Hong Kong, two Kenyans won the half marathon. Henry Wanyoike (right), 29, is blind and demonstrated great courage and stamina to become the first-ever blind runner to win a race in Hong Kong. Our sponsorship of marathons in Hong Kong, Singapore, Mumbai and Nairobi showcased the vibrancy and potential of each city, and reinforced brand awareness in surrounding communities.

Standing up to SARS

Our Hong Kong office sent an important signal of Standard Chartered's commitment to Hong Kong by organising a mass shopping trip for its staff at a time when public confidence was rock-bottom. The 'Shoppers against SARS' rally, involving more than 1,000 staff, demonstrated our belief that Hong Kong is one of the most vibrant markets in Asia.

Standard Chartered is committed to taking decisive, innovative action to act as the Right Partner in Asia, Africa and the Middle East. We are dedicated to expanding our business in these markets.



First Foreign Corporate Retail Bond in Hong Kong

We broke new ground in Hong Kong by launching the market's first ever foreign corporate retail bond issue. The offering, on behalf of Ford Motor Credit Company, underlined the potential for growth in Hong Kong's local bond market, and helped re-emphasise Hong Kong's position as an international finance centre. Standard Chartered acted as sole underwriter in this milestone transaction. Both the initial issue of HK$500 million and an additional tranche of US$60 million were fully subscribed.



We continue to build our branch and distribution network and opened branches in nine new cities in 2003.

Our Wholesale Banking business in India has followed our client focused growth strategy. We bank half of India's top 300 corporations and our Global Markets capability is gaining external recognition.

We have achieved a lot but India is a market where we have big ambitions. We are aiming for long-term sustainable growth and to achieve that we will continue to diversify our product base, improve our risk management and strengthen our distribution capabilities.

Hong Kong and China

Objective: Leverage opportunities
The Group's long-term confidence in Hong Kong is being rewarded and we saw excellent growth in operating profit. Although we witnessed a turbulent six months due to SARS and the impact of the personal bankruptcies issue during the first half of the year, there was a remarkable turnaround in sentiment in the second half.

We are confident we can show significant improvement in Hong Kong as a consumer-led revival takes hold. Consumer Banking saw renewed revenue growth in the second half. We increased our penetration in the mortgage market, and bankruptcy bad debts fell. In the fourth quarter, losses related to the personal bankruptcy issue fell to $29 million, the lowest since 2001 and down from $40 million in quarter three. The challenge for us now is to rebuild a quality asset base in unsecured lending.

We have announced that we are seeking to incorporate our Hong Kong business locally, which will underpin our strategy for growth in Greater China.

We continue to take advantage of growth in the Pearl River Delta. The Closer Economic Partnership Agreement between Hong Kong and China is fundamental to the development of this region.

China remains very much on our agenda. We are seeing good organic growth and increased profitability from our business in this market.

We also continue to explore opportunities for acquisition and minority stake investments.

"We have made truly excellent progress with regard to the debt charge. This reflects the rigour of our assessment disciplines and the anticipatory quality of our processes within what is always a dynamic business environment."

Richard Meddings
Group Executive Director



Shared service centres boost efficiency

The total number of staff at our Global Shared Service Centres (GSSCs) in Chennai, India and Kuala Lumpur, Malaysia, rose to 4,300 during 2003. The centralisation of functions into these hubs has continued to deliver substantial savings though improved use of resources.



Growing consumer markets

We responded to growing markets for Consumer Banking services and met our shareholders' demand for greater investment in this area. We expanded our operations in India and increased the availability of mortgages, credit cards and personal loans.


Standard Chartered

Responsive



Priority banking

Each customer is unique, and to meet their individual requirements, Standard Chartered has developed Priority banking, which caters to the needs of high net-worth individuals, and is available at more than 60 Priority Banking Centres in 20 countries worldwide. Standard Chartered responds to Priority banking customers' needs by providing constant access to a privileged service throughout our international network.

Being the Right Partner means being aware of the needs and concerns of all Standard Chartered stakeholders, and moving swiftly to meet them.

Risk management

An increasingly proactive approach to risk management has enabled us to reduce the level of bad debt across our business. Anticipating potential problems earlier, and working in partnership with customers to manage accounts, has made a positive impact across all areas of our business.


Risk
The Risk awards 2004

Seeing is Believing

There are over 45 million blind people in the world today, the majority of whom reside in our core markets, in Asia, Africa and the Middle East. Eighty per cent of cases could be prevented or cured if people had access to the right knowledge or treatment. Our ongoing 'Seeing is Believing' campaign has so far raised enough money to restore the sight of over 56,000 people around the world.



"Our franchise in Asia has been refocused on growth opportunities. In particular, we have started the process of repositioning our Hong Kong business through local incorporation and integration with our Pearl River Delta business. Across the Asia region, both Consumer and Wholesale Banking have delivered strong results. Not only has our financial performance exceeded expectations, but we believe our reputation for sound governance and participating in the communities we serve is second to none."

Kai Nargolwala
Group Executive Director



Technology

Objective: Drive improvements

The Group has made significant progress in 2003 towards improving operational efficiency. We have now built the capability and capacity needed to underpin our growth strategy going forward and I am proud of what we have achieved in this area.

This has not been done through any grand cutting-edge solution; but through focused and disciplined project prioritisation and investment, and through the courage and tenacity it took to build our hubs and move to standardisation and centralisation of processes.

We have continued the expansion of the shared service centres at Chennai in India and Kuala Lumpur in Malaysia. We now have 3,300 employees at the two sites, accounting for 11 per cent of our workforce. Nearly half of our world-wide technology staff are now in Chennai.

Our strategy for Technology and Operations going forward has three elements:

- rigorous vendor management;
- taking the hubs into the next phase of evolution. The first phase was around hubbing processes. Going forward we will re-engineer these processes to ensure best-in-class turnaround times and service, and also to deliver further cost benefits;
- and thirdly, continued but focused investment in our infrastructure. There will be further infrastructure investment in 2004, but it will be targeted, focused and tightly controlled.

Other performance highlights

Africa

We can single out Africa's performance, where operating profits increased by 50 per cent in 2003.

Wholesale Banking is central to our growth and is producing high returns. Consumer Banking is comparatively small, but we are in the process of transforming it from a traditional savings bank to a modern consumer bank by migrating product capability from Asia and MESA.

Core countries like Kenya and Ghana produced strong growth and there are great opportunities for us to grow our footprint in the two biggest economies in the region, South Africa and Nigeria, where we are under-represented.

In South Africa, we re-entered the market in August 2003 with a branch opening and the acquisition of the digital financial services company 20twenty. In Nigeria, our revenue, albeit still relatively small today, increased 50 per cent in 2003 and we plan to double the number of branches to six this year.

Our performance was recognised by The Banker magazine, which named us Bank of the Year in Africa for 2003.

Ethnic breakdown of employees

We employ 30,000 people from 79 different nationalities. Last year we recruited 125 graduates split equally between genders and representing 21 different nationalities, using a global online application system.



nationalities

Cricket tour sponsorship

During 2003, we sponsored the first-ever full England cricket tour to Bangladesh. This was a source of considerable national pride in Bangladesh, where cricket is the national sport. The tour helped raise awareness of our various community initiatives and also supported the launch of a new cricket-linked credit card.





Leadership in foreign exchange

Standard Chartered is the 8th largest US dollar clearer in New York, largely based on our expertise in emerging markets currencies. In 2003, London recorded the largest turnover of FX trades. Our Hong Kong Treasury operates one of the largest dealing rooms in the North East Asia region, incorporating the latest, state-of-the-art risk management technology. We are a regional currency specialist as well as a leading price maker in Hong Kong dollar treasury instruments and North East Asian currencies.



Standard Chartered enables individuals to identify opportunities to be the Right Partner around the world. We believe the diversity of our business helps build stronger relationships and a better service.

Custodian Bank in China

During 2003, we were granted custodian bank status for Qualified Foreign Institutional Investors, by the People's Bank of China. This positions us well for the opening up of the Chinese A-share stock market to foreign capital. We have been acting as the cash-clearing bank for the B-share market in Shenzhen since 1992 and our strong relationships with China's regulators complement our connection with the world's prominent institutional investors.


'2대주주 부상' 스탠다드차타드 은행
한미銀 경영권 인수 추진

Positioning for growth in South Africa

Standard Chartered entered the consumer banking market in South Africa for the first time since withdrawing from the country under apartheid. The acquisition of 20twenty, a local digital financial services company, ensures we are well positioned to take advantage of the potential for growth in this market. 20twenty's founder and CEO Christo Davel, was appointed Head of Consumer Banking in South Africa.



Consumer Banking in South Korea

Our presence in Asia expanded further with the launch of Consumer Banking services in South Korea, as reported in local newspaper headlines (above). This complemented our existing Wholesale Banking in the country. We now offer personal loans under the Standard Chartered brand, and will introduce new products and open branches over the coming months. Standard Chartered also holds a 9.8 per cent stake in Koram, South Korea's sixth largest bank.

Risk

We have significantly enhanced our capability in risk management over the past two years. We have strengthened our analytical capability and tightened our controls.

Although 2003 presented us with a challenging risk environment, bad debts fell by 25 per cent to $536 million. We have benefited from a relatively benign credit environment in Asia, but this substantial reduction proves that our efforts to improve our risk profile, including our willingness to sacrifice revenue, have paid off.

With the ever present threat of terrorism, corporate collapses and rapid changes in currency markets, we remain vigilant and keep a tight control of risk.

Brand and service

Two core elements of our strategy are our brand promise and our commitment to excellent customer service.

Brand recognition has improved significantly since our brand re-launch 18 months ago.

We became the sponsor of the Hong Kong marathon in 1997. This event has become an enormous success and we have started three new marathons in the key cities of Singapore, Mumbai and Nairobi. These are high profile events and a great way to be part of the community.

Our aspiration to lead the way sets out our direction for future growth. Our new customer service strategy provides an opportunity to drive this forward.

We are in an industry that's not renowned for its service and recognise we have a long way to go. We have started by learning from some of the great service companies – retailers, airlines and hotels – to improve our own service model.

This will not involve major investment. It is about processes, behaviour and culture. We believe that our ability to out-serve our customers' expectations is fundamental to unlocking shareholder value.

We are adding the launch of this out-serve initiative as a new item for our 2004 priorities.

"Our ability to excel amidst a tough economic backdrop is testimony to the fact that we have an unique franchise, filled with a tremendous amount of drive, energy and creativity. Our brand promise is to be the Right Partner to our customers. Our innovative approach to sales and marketing, together with a robust risk framework, has put us on a strong growth path across the entire franchise."

Mike DeNoma
Group Executive Director



Islamic banking

We understand the need to tailor products to the needs of our customers. In Malaysia and more recently MESA, we offer a wide range of Islamic banking products that comply with Shariah principles. We are Malaysia's largest distributor of Islamic unit trusts and have recently signed a distribution agreement with the country's two top Islamic insurance providers.



mall. The kiosk forms an unique marketing channel for the sales of Consumer Banking products such as mortgages, credit cards and business financial services. The financial kiosk is managed by our fully-owned subsidiary, Price Solutions.



Creative


Standard Chartered
VISA

Mini credit card launch

Our credit cards became a fashion statement in Hong Kong and India, when we broke the conventions of design to launch a mini credit card. The VISA Mini Card is half the size of a regular credit card and is perforated in the corner allowing it to be attached to key rings or mobile phones. It is helping to bring purchasing power closer to customers' finger-tips during Hong Kong's economic recovery.



Creative thinkers think beyond predictable solutions. That's how Standard Chartered approaches each challenge, ensuring our business is based on innovative and perceptive thinking.



B2BeX wins award

Our online trading platform, B2BeX, was awarded the prestigious Wharton Infosys Business Transformation Award for 2003. B2BeX allows businesses to exchange documents and data on one integrated online system, saving up to 10 per cent in trading costs. B2Bex is now used by more than 450 companies.

Manhattan credit card launch

Our Manhattan credit card is the first credit card for Asian markets that is tailored to customers' spending patterns. Manhattan offers tiered interest rates, according to customers spending behaviour and risk profile. In Singapore, Manhattan offered an APR as low as 12 per cent and its high profile advertising campaign (right), aimed at young professionals, achieved awareness of 74 per cent in just four weeks. The card will be rolled out in India, Malaysia and Thailand during 2004. Customising interest rates allows us to balance credit risk management with expansion in consumer markets.

"The Bank is in very good shape and has real momentum. In 2003 we delivered a strong financial performance, won market share across multiple markets and made significant investments in our business to generate future growth. We are confident that we will continue to make good progress in 2004."

Peter Sands
Group Executive Director



Our people

We employ over 30,000 people in 56 countries and territories. More than half our employees are educated to degree level, while 26 per cent possess a post-graduate qualification.

New talent is vital for future performance. Using a global online system, in 2003 we recruited 125 graduates to our management trainee programme, split equally between genders and representing 21 nationalities.

Our focus is on helping our people play to their strengths by identifying and developing their talents. Our talent management process covers 93 per cent of our employees.

Since 2000 we have been systematically improving employee engagement. Central to this is our employee engagement survey. In 2003, 95 per cent of employees participated. It continues to highlight strong year on year increases in our employee engagement.

Our 2004 priorities

- Accelerate Consumer Banking growth
- Drive returns in Wholesale Banking
- Step-up growth in India
- Build China options
- Deliver technology benefits
- Begin out-serve journey

Outlook

The past twelve months have seen considerable change in the outlook for business. A year ago there was a lot of uncertainty about the direction of the global economy with the war in Iraq, followed by the SARS outbreak in East Asia.

Now the mood is more upbeat, particularly in our markets. However, we are well aware that the world is still prone to the threat of terrorism as well as corporate and economic shocks. In addition, there are concerns over the impact of the weakness of the US dollar.

Nonetheless, we believe that we have a management team that can deliver consistent performance despite short-term economic conditions, as we proved last year.

We have again delivered strong financial performance and our businesses have good momentum. We are confident that we will be able to take advantage of the significant growth opportunities in our markets in the year ahead.

E. Mervyn Davies

Mervyn Davies, CBE
Group Chief Executive
18 February 2004


The Banker
awards

Bank of the Year for Africa

The Banker magazine awarded Standard Chartered the Bank of the Year Award for Africa, after we expanded our operations in South Africa and the Ivory Coast and returned to the Nigerian market. Our strong performances in Zimbabwe, Tanzania, Kenya, Botswana and Ghana were cited, along with the range and quality of our financial services and a strong record for innovation.

Institutional Investor Research Group Award

In a survey conducted by Institutional Investor Research Group, sell-side analysts voted Standard Chartered as having the most improved performance in investor relations within the financial industry category. As part of our 2003 analyst itinerary, we organised an investor trip to our hub in Chennai. *"I thought that the discussion was hugely impressive... until I had the tour of the premises. That was truly exceptional!"*, commented James Alexander, M&G.

Trustworthy



Partnering Hutchison around the world

Standard Chartered has a long-standing relationship with the Hutchison Whampoa Group of which their Ports division, Hutchison Port Holdings, is the world's largest independently owned operator of container terminals. Grace Fung Oei, Head of Large Corporates for Standard Chartered Hong Kong is pictured with John Meredith, Hutchison Port Holdings Group Managing Director, at Kwai Chung in Hong Kong, which is one of the busiest ports in the world.

150 years with you

Earning the trust of all our stakeholders is central to the way that Standard Chartered does business. We are committed to transparent reporting and good corporate governance, and providing responsible products and services to meet customers' needs.



150 years of partnership

We have been a trusted partner for 150 years. Our management continues to reflect the breadth of our operations. In total, 70 nationalities are represented in our senior management, reflecting our presence in 56 countries.

The Equator Principles

A framework for banks to manage environmental and social issues in project financing

Adopting the Equator Principles

We enhanced our long-established social and environmental risk processes by adopting the Equator Principles in 2003. These have been developed following International Finance Corporation guidelines and cover the financing of projects in industries such as mining and forestry. Under the principles, we will only provide loans to projects which are socially and environmentally responsible.

Our People

"In the banking industry, our customers are ever more demanding. We will develop a competitive edge through our people – through their relationships with our customers in working together to deliver superior service and by applying their wealth of talent and skills to add value to customers in complex markets and across borders."

Mervyn Davies, Group Chief Executive - Accounting for People, DTi Report

Our people make a difference

Our focus is on helping our people play to their strengths, through identifying and developing their talents, to improve personal and team performance.

We have established a range of processes and benchmarks to measure and enhance the contribution of our employees. Our work on human capital measurement means we understand the difference that talented and motivated employees make in every area of our business. It also shows that we continue to make progress in building a strong performance culture.

The International Dinner, part of Standard Chartered's intensive Career Development Programme, is an opportunity for management trainees to network (right).




Certified Professionals

Successful employees
Standard Chartered employees celebrate achieving certification following one of our sales programmes.

Being the Right Partner to our employees is about building a work place which helps our people grow, enables individuals to make a difference and teams to win.


95%
Q12

Employee engagement

Our Q12 employee engagement survey asks our employees about 12 key factors that underpin a productive and stimulating place to work, including "Do I have the opportunity to do what I do best every day?" In 2003, the survey covered 53 countries, with an average of 95 per cent of our employees responding.


54
74%
higher
31
% deposit growth
2001
2002
Branches with bottom quartile engagement
Branches with top quartile engagement

Engagement and deposits growth

Standard Chartered's human capital measurements studies show that high employee engagement is a leading indicator of business performance. For example, highly engaged staff within branches in Ghana enjoy much greater deposits growth. Continuous engagement improvement remains a key focus of our people strategy.

Global picnics
Picnics were held all over the world to celebrate our employees and their families in our 150th anniversary year.



Human Resources
Tim Miller, Group Head of Human Resources at Standard Chartered, and some of his global team, responsible for best in class people management practices across the Bank.



An international employer

We employ just over 30,000 people in 56 countries and territories, with equal gender representation. Our top 500 managers represent 70 different nationalities. More than half our employees are educated to degree level, while 26 per cent possess a post-graduate qualification.

New talent is vital for our future performance. We have a global graduate recruitment programme that is second to none. Using a global online selection system, in 2003 we recruited 125 graduates split equally between genders and representing 21 different nationalities.

Nurturing talent

Our talent management process, covering 93 per cent of all our employees, identifies and accelerates the development of those who can make a greater contribution in the future.

We take an integrated approach to developing leadership and management capabilities. This includes an intensive individual development process in which over 100 of our top leaders have participated and the 'Leadership Workshop' designed to address individual and collective challenges. The Workshop has been developed with Templeton College, Oxford University and 200 senior managers have participated so far. Our learning providers also include Harvard Business School, INSEAD and The London Business School.

Learning across markets

Continuous development is crucial in helping us outperform the competition.

'Learning Roadmaps' help our people identify the knowledge and skills they need to further their personal and career development. Our 'One Bank' training curriculum means we maintain consistently high standards across our different markets, whilst providing all employees with access to appropriate learning.

This is complemented by an online assessment tool that enables our people to identify and maximise their talents through coaching from one of our 100 qualified internal coaches.

The quality of training we offer our people is reflected by our position as a supplier of learning services to major non-competitor banks.

The right rewards

We want our employees to share in Standard Chartered's success. Our reward programmes are designed to support our business strategy and reinforce our corporate values.

Employees' total remuneration is geared to their performance and we ensure basic pay and benefits are competitive. All employees are also eligible for incentive rewards based on their performance and the Group's results.

We offer a range of equity plans and 40 per cent of employees globally participate in the Save-As-You-Earn Share Save Scheme.

Engaging our people

A committed and engaged workforce is key to performance. Since 2000 we have been systematically improving employee engagement through a process of team based measurement, discussion and action planning.

Central to this is our employee engagement survey. In 2003, 95 per cent of employees across 53 countries responded and our results continue to highlight strong year-on-year increases in our employees' engagement. Our internal modelling, a leading indicator of business performance, shows that teams that enjoy strong or significantly improved levels of engagement outperform others on a range of business outcomes. These include productivity, revenue growth and customer satisfaction.

Additionally, our focus on continuous two-way communication is designed to engage everyone in our Strategic Intent: "to lead the way in Asia, Africa and the Middle East". The launch of Strategic Intent in late 2003 has ensured that every employee within Standard Chartered understands our long-term business goals and how they personally can contribute to them.

Thank you to all employees for their contribution in making 2003 another year of great progress.


FOCUS ME
CARE ABOUT ME
COURAGEOUS
INTERNATIONAL
CREATIVE
TRUSTWORTHY
RESPONSIVE
KNOW ME
MEASURING THE VALUE OF OUR PEOPLE PROCESSES
DIAGNOSTICS, METRICS, EVALUATION, SYSTEMS AND PROCESSES
Driving Business Performance
HOW ARE WE EXPECTED TO DO THINGS HERE?
HOW DO I DEVELOP MY STRENGTHS?

Human Capital Roadmap
Standard Chartered's Human Capital Roadmap provides a common and consistent framework for people, management policies and practices around the world.

Corporate Social Responsibility

Standard Chartered aims to be an ethical and responsible partner, which means that Corporate Social Responsibility (CSR) is integral to everything we do. Basing our business activities on sound CSR policies and principles not only enhances shareholder value, but means Standard Chartered can have a strong and positive influence in the markets where we operate.

CSR in Standard Chartered is much more than corporate philanthropy; it's about how we manage our operations in different markets, the values that drive our behaviour and underpin our performance and the impact that our business has on customers and communities.

By taking a socially responsible approach Standard Chartered has accrued real benefits. CSR has made a major contribution to risk management, has enhanced our reputation in local markets, has attracted new business and has helped deliver record levels of employee engagement.

Standard Chartered complies with all international and local legal obligations and adheres to international codes of practice. We also understand our wider obligations to the communities in which we operate. This is reflected in the breadth of CSR initiatives Standard Chartered is involved with.

Environment

We are committed to minimising our environmental impact. In 2003 we conducted a complete review of our Group Environment Policy and boosted the coverage of our Global Environment Management System (GEMS), to over half of our employees, up from 40 per cent in 2002.

GEMS identifies areas where we make an impact on the environment, such as waste and energy use, and measures how we perform against targets. For the first time independent environmental audits of the offices covered by GEMS were conducted and we are on target to reach our goal of involving 70 per cent of our operations by 2005.

We also created 'GEMS-Lite', an information service for employees in our smaller markets, designed to help reduce their environmental impact.

Our Environmental and Social Risk Policy, designed to ensure we do not lend to inappropriate customers, was thoroughly reviewed in 2003. In addition, we completed a series of workshops for customer relationships managers covering the range of social and environmental risks inherent in lending. This information, along with an e-learning environmental awareness course for our employees, was made available via our intranet.

We recognise our duty to encourage our suppliers to meet our high CSR standards. All principal suppliers and service providers in our major procurement centres of Hong Kong, Singapore and London are now required to demonstrate in tender documents how they meet our social, ethical and environmental standards.

Our commitment to preserving the environment was underlined last year by our decision to adopt the Equator Principles. Based on International Finance Corporation Standards, the Equator Principles are voluntary guidelines for project finance addressing issues such as sustainable use of renewable natural resources, socio-economic impacts and protection of human health, cultural properties and biodiversity. The Equator Principles reinforce our commitment to provide loans only to customers demonstrating that their investments are socially and environmentally responsible.

Standard Chartered is also a signatory of the United Nations Environment Programme's Financial Institutions Statement on the Environment and Sustainable Development.

Human rights

Standard Chartered is committed to supporting the principles established by the United Nations Universal Declaration of Human Rights.

Our business approach is clear. We support people and economies, not individual governments or regimes. In mid 2003 we decided to cease conducting business in Myanmar (Burma) and close our representative office there. We had a small operation in Myanmar and were not an integral part of the economy.

Standard Chartered first had a presence in the country in 1862, but with increasing international condemnation of the government of Myanmar and no sign of any change or improvement in the regime's approach to human rights, we felt our presence in the country could no longer be justified.

THE GLOBAL COMPACT

The United Nations Global Compact
Standard Chartered adopted the UN Global Compact in 2001 and actively addresses the principles contained in it. We are members of the UN Global Compact UK Forum and spoke at the UN Global Compact Policy Dialogue on HIV/AIDS.

Human rights
Standard Chartered supports the United Nations Universal Declaration of Human Rights. In 2003 we closed our representative office in Myanmar (Burma).

Labour standards
Standard Chartered aims to uphold the International Labour Organisation (ILO) core conventions. Rewarding our employees' success and helping them to fulfil their potential makes a key contribution to our performance.

FTSE4Good

We are part of FTSE4Good, the Socially Responsible Investment Index that recognises companies achieving high standards of Corporate Social Responsibility. FTSE4Good reviews its constituents every six months and Standard Chartered has been a member since its launch in July 2001.

FTSE4Good Index Series

recognised Standard Chartered's substantial progress in its environmental index, published in 2003, increasing our average score to 70 per cent, up from 48 per cent the previous year.

BUSINESS *in the* ENVIRONMENT



Being the Right Partner means dedication to making a difference to the communities where we operate.

Community Partnership for Africa

With a growing presence in African markets, Standard Chartered has created a unified aid programme designed to make a lasting impact in local communities.

The amount we contributed through the Community Partnership programme increased to $1.5 million in 2003. Close cooperation between our staff, governments, local businesses and customers means we are making positive progress on a range of projects. For example, in Gambia we have funded the construction of a centre to provide counselling and rehabilitation advice for street children. In Nigeria we are refurbishing and equipping the Ayinke House State Teaching Hospital and in South Africa we have provided funding for furniture and a pre-school teacher for a school in Soweto.



Brazil

Standard Chartered staff planted 150 pine and fruit trees, working together with 'Casa Da Paz', 'Home of Peace', which houses homeless children.

BUSINESS *in the* COMMUNITY

Award for International Impact

Business in the Community is the UK's leading organisation promoting Corporate Social Responsibility. Our Community Partnership for Africa programme won the 2003 Example of Excellence for International Impact.



Child bankers clinic

In Thailand, Standard Chartered employees educated the children of the Samakkee Songkhor School in basic banking.

Environment

Standard Chartered made significant progress towards reducing our environmental impact as measured by Business in the Environment (BiE). We became a signatory of the Equator Principles and our Global Environment Management System (GEMS), was expanded to over half of our employees.

Our investment in the community	*US$m*
Cash support	8.5
Staff time	7.3
Gifts in kind	0.1
Management costs	0.6
TOTAL	16.6

Note: Calculated using Business in the Community's PerCent Standard guidelines. This represents 1.1 per cent of our operating profit for 2003.

Living with HIV
Actress Glenn Close presents Standard Chartered with the Global Business Coalition on HIV/AIDS 2003 Award for
Business Excellence
in the Workplace.

GLOBAL BUSINESS COALITION ON HIV/AIDS



We took the decision to leave Myanmar after consulting widely with relevant non-governmental organisations and governments.

Community

As well as being responsible to our customers through our financial service offerings, we also want to be responsible towards the communities in which we operate. In 2003 we invested $16.6 million in community activities as defined by the UK's Business in the Community. Adding the $1.44 million raised by staff for 'Seeing is Believing' and the $365,000 raised by the Standard Chartered marathons makes over $18.4 million contributed to our communities.



On World AIDS Day we placed eye-catching advertisements promoting business responsibility in fighting the HIV/AIDS pandemic.

Community Week

During Community Week (22 September to 26 September 2003) every member of staff was given a day's leave to work for a charity or community project of their choice following the basic themes of youth, health, education and the environment. We offered employees the chance to win $10,000 for their chosen charity and the scheme prompted our employees around the world to initiate a huge range of activities.

The winning events were a car rally in India involving blind navigators and, in Sri Lanka, music and drama workshops for children living in slums. Three employees were also awarded three-month sabbaticals to work for the charity of their choice.

As well as contributing to the neighbourhoods in which we do business, Community Week allowed our staff to have fun while making a difference.

Living with HIV

Standard Chartered believes we have both a moral duty and a business need to confront the worst pandemic the world has ever seen. As a company with nearly 5,000 employees in Africa and a major presence in markets such as India and China, where the spread of HIV/AIDS is particularly rapid, the disease impacts our business.

Ignorance and discrimination are a real barrier to tackling the disease in many countries, so we have made education a priority. Our 'Living with HIV' course was designed to answer the questions our staff and their families needed answering, such as how HIV is spread, how it can be prevented and how to care for those infected. All of our 30,000 employees participated in the course in time for World AIDS Day, on 1 December 2003.

'Living with HIV' proved so effective that in some markets, such as Brunei and Bahrain, Standard Chartered employees



Sierra Leone
Staff participated in a community walk to raise funds for our HIV/AIDS and 'Seeing is Believing' campaigns.



Philippines
Staff helping pre-schoolers at the Resources for the Blind Centre.



Community Week
Every member of staff was given a day's leave to work for a charity or community project of their choice following the themes of youth, health, education and the environment.

Jordan, Zahid Rahim, along with other staff from the Bank, donated eyeglasses to Beit Al Amal School.



were invited to educate health service officials in the public sector. We are very proud that the programme was awarded the Global Business Coalition on HIV/AIDS Workplace Award for Business Excellence in 2003.

In 2003 we incorporated the provision of anti-retro viral drugs for employees and their dependents wherever possible. We also made 'Living with HIV' information freely available via our website (www.standardchartered.com/global/csr/com/com_hiv_intro.html) to other businesses and organisations.

Seeing is Believing

It is a staggering fact that of the 45 million blind people in the world today, 80 per cent of cases could be prevented or cured with the right knowledge or treatment. Sight loss plays a major role in perpetuating poverty and after we asked our staff which social issues they would most like to see us address, blindness emerged as a top theme.

One of the biggest causes of blindness is cataracts, which can cost as little as US$25 to cure. With this in mind, Standard Chartered launched 'Seeing is Believing', which aimed to restore the sight of 28,000 people (the number of Standard Chartered employees in February 2003) by World Sight Day on 9 October 2003.

Fundraising schemes were launched by our teams around the world and we far exceeded our original target. By the end of 2003 we had raised $1.44 million, enough to restore the sight of more than 56,000 people around the world. We intend to develop 'Seeing is Believing' through 2004, with a target to restore sight to a million people. If you would like to help, please contact Genevieve Kotta, whose details are on the back of this report.

Shopping against SARS

Being a responsible organisation also means helping communities overcome relevant issues.

The SARS outbreak hit Hong Kong's economy particularly hard, with tourist traffic falling by 65 per cent during March, April and May last year. In response, hundreds of our staff in Hong Kong caught the imagination of the public and media by demonstrating their support for local businesses with a mass shopping trip in May.

Employees were supplied with T-shirts bearing the slogan 'We Believe in Hong Kong' and more than 1,000 took part in a rally in Hong Kong's main shopping centre to demonstrate the city's will to fight back. In cooperation with the Singapore government, we also took out a full-page advert in the Financial Times when the World Health Organisation took Singapore off the SARS list.

Marathons

We have taken an active role in promoting health and fitness by sponsoring marathons in markets where we operate. In 2003 we sponsored marathons in Hong Kong, Singapore and Nairobi, which attracted large numbers of local citizens and raised money for charity.

The 2003 Standard Chartered Bank Hong Kong Marathon, for example, saw 18,000 runners take to the streets and raised more than HK$2 million (US$260,000) for the Hong Kong Sports Association for the Physically Disabled. The 2003 Standard Chartered Bank Singapore Marathon attracted over 9,000 runners and raised SG$130,000 (US$76,000) for Action for AIDS Singapore, and the first Standard Chartered Bank Nairobi Marathon raised KES2,225,000 (US$29,000) for cataract operations in Kenya.

In 2004 we will add Mumbai to our list of marathons for the first time.



Thailand
Group Chief Executive Mervyn Davies (above) visits Khun Thongchai Sanpolamuang, a sugar cane farmer in Thailand, who can see again as a result of our 'Seeing is Believing' campaign.



Children's Ward at Islamia Hospital
We funded the construction of the Standard Chartered operating theatre and children's ward in the Islamia Hospital in Dhaka, Bangladesh. Group Executive Director Chris Keljik (above), removes the bandages from a young girl whose sight was restored through our 'Seeing is Believing' campaign.



CSR online
Full details of our CSR activities and our latest environmental report are available at www.standardchartered.com/ourbeliefs

Group Summary

The Group had a strong year in 2003 with profit before taxation 22 per cent higher than in 2002, at $1,542 million. This growth was broadly based, both geographically and across a wide range of products, reflecting an increasingly balanced portfolio, diversity of earnings and effective risk management. Normalised earnings per share has grown by 20 per cent to 89.6 cents. Refer to note 12 for details of basic and diluted earnings per share.

Net revenue has grown five per cent from $4,539 million in 2002 to $4,753 million in 2003, driven by strong growth in non-funded income in both Consumer Banking and Wholesale Banking.

Net interest income fell by three per cent to $2,968 million, principally as a result of bankruptcy containment actions in Hong Kong, margin pressure on mortgages in Singapore and lower yields on asset and liability management. The net interest margin fell from 3.1 per cent in 2002 to 2.8 per cent in 2003 and interest spread fell from 2.7 per cent to 2.5 per cent. The generally low interest rate environment and, in Hong Kong, a change in product mix was behind this reduction.

Net fees and commissions increased by 17 per cent from $991 million to $1,156 million. Fee based Wealth Management products and lower mortgage subsidies, particularly in Hong Kong and Singapore, contributed significantly to this growth. Fee income in Africa grew by 33 per cent, an excellent performance driven by higher transaction volumes and facility fees.

Revenue from dealing profits and exchange increased 25 per cent from $420 million to $525 million. Over 70 per cent of this revenue is customer driven. Retail foreign exchange performed well and customer driven option and derivative revenue grew by 80 per cent.

Other operating income increased by 60 per cent from $65 million to $104 million, largely from profit on sale of investment securities in the first half as part of a programme to reduce the risk in the book.

Total operating expenses have grown by four per cent to $2,664 million. Maintaining tight control over costs while continuing to invest in the business remains a priority. In 2003, investment was focused on new market entry, product innovation, expanding distribution, improved service platforms and infrastructure. This investment positions the Group to take advantage of future growth opportunities, although in the short term has led to a small increase in the normalised cost-income ratio from 53.6 per cent in 2002 to 53.9 per cent in 2003.

Effective risk management led to a reduction in the debt charge of $176 million, or 25 per cent from $712 million to $536 million. Provision for bankruptcies in Hong Kong fell from $287 million in 2002 to $173 million this year. The corporate portfolio performed exceptionally well and recoveries were strong.

Consumer Banking

Consumer Banking operating profit increased 19 per cent from $623 million in 2002 to $740 million in 2003. Revenue grew by three per cent. Ten per cent revenue growth outside of Hong Kong was offset by a six per cent decline in revenue in Hong Kong.

Costs were held flat in the first half, but were deliberately accelerated in the second half to support growth initiatives. The bad debt charge fell by 21 per cent, largely from an improvement in the Hong Kong bankruptcy situation.

The following table provides an analysis of operating profit by geographic segment for Consumer Banking:

2003

	Asia Pacific					MESA				
	Hong Kong $million	Singapore $million	Malaysia $million	Other Asia Pacific $million	India $million	UAE $million	Other Middle East & Other South Asia $million	Africa $million	Americas, UK & Group Head Office $million	Consumer Banking Total $million
Net revenue	955	329	162	333	224	102	138	170	79	2,492
Costs	(416)	(111)	(79)	(189)	(129)	(46)	(83)	(159)	(62)	(1,274)
Charge for debts	(282)	(40)	(19)	(58)	(59)	(11)	(5)	(4)	–	(478)
Operating profit	257	178	64	86	36	45	50	7	17	740

2002

	Asia Pacific					MESA				
	Hong Kong $million	Singapore $million	Malaysia $million	Other Asia Pacific $million	India $million	UAE $million	Other Middle East & Other South Asia $million	Africa $million	Americas, UK & Group Head Office $million	Consumer Banking Total $million
Net revenue	1,013	313	156	285	204	92	121	137	95	2,416
Costs	(422)	(106)	(79)	(177)	(114)	(36)	(68)	(124)	(64)	(1,190)
Charge for debts	(434)	(35)	(22)	(58)	(38)	(12)	(4)	(3)	3	(603)
Operating profit	157	172	55	50	52	44	49	10	34	623

In Hong Kong, revenue dropped from $1,013 million to $955 million. This was a direct result of bankruptcy containment actions. Whilst these actions have adversely affected revenue, they have been effective in returning the unsecured lending business to profit in 2003. Revenue attrition has been partially offset by growth in mortgages and wealth management. Costs have been reduced by one per cent. The debt charge at $282 million is down by 35 per cent, reflecting the success of the action taken to contain bankruptcy losses, resulting in a 64 per cent increase in operating profit to $257 million in 2003 from $157 million in 2002.

In Singapore, revenue rose by five per cent to $329 million despite acute margin pressure. Wealth management grew strongly and mortgage revenue increased, largely as a result of increased lending to smaller corporates in Business Financial Services and as a consequence of the low interest rate environment.

In Malaysia, operating profit grew by 16 per cent to $64 million. Revenue increased by four per cent. There was strong growth in mortgages partially offset by lower margins. Costs were held flat and the debt charge declined by 14 per cent as a result of improved risk management and collections in the credit card business.

The Other Asia Pacific region had excellent results, with a 72 per cent increase in operating profit from $50 million to $86 million. Total revenue grew by 17 per cent to $333 million, with cost growth held at seven per cent. In Taiwan, wealth management revenue grew by more than 80 per cent. Indonesia, Philippines and Thailand all showed revenue growth in excess of 20 per cent driven by good asset growth with no increase in the debt charge.

In India, revenue increased by ten per cent from $204 million to $224 million. Mortgage volumes and revenue doubled but there has been a significant decline in margins. Costs have increased by $15 million to $129 million as the distribution network has been expanded with branches in nine new cities. The bad debt charge increased by $21 million to $59 million. This was largely driven by increased provisions on a specific vintage of the card portfolio.

In the UAE, revenue grew by 11 per cent to $102 million and in the rest of MESA it grew by 14 per cent to $138 million. Unsecured loans and wealth management continued to be key business drivers across the region. Internet banking was launched in the first half and there has been good growth in cards, especially in UAE, Pakistan, Bangladesh and Jordan.

Revenue in Africa increased by 24 per cent to $170 million through asset growth of more than 30 per cent. This was achieved despite significant margin compression in Kenya and currency devaluation in Zimbabwe. Costs rose by 28 per cent as alternative distribution channels were established and through expansion into South Africa.

The Americas, UK and Group Head Office has seen a reduction in operating profit from $34 million to $17 million. This is due to the restructuring of the Offshore Banking Business based in Jersey. Revenue has decreased by $16 million as the business was reconfigured and refocused. Five international booking centres are now in operation and the business is well positioned for future growth.

An analysis of Consumer Banking revenue by product is set out below:

Revenue by product	**2003** **$million**	2002 $million
Cards and Personal Loans	**1,045**	1,082
Wealth Management/Deposits	**806**	815
Mortgages and Auto Finance	**604**	492
Other	**37**	27
	2,492	2,416

Cards and personal loans have grown steadily and performed well outside Hong Kong. Assets grew by 12 per cent in 2003, mainly in Thailand, Malaysia and the Philippines. Regulatory intervention and interest caps limited margin growth in some markets. The bankruptcy situation and SARS affected performance in Hong Kong. However, although revenue was down by 20 per cent, the business returned to profitability and growth in the second half of 2003.

Wealth management revenue has fallen marginally from $815 million to $806 million. Strong sales of investment service products have been offset by margin pressure on liability products.

Mortgages and auto finance revenue has grown by 23 per cent from $492 million to $604 million. This was driven by new product successes, increased fee income and lower cost of funds.

Costs in Consumer Banking have increased from $1,190 million to $1,274 million as a result of accelerated investment in the second half of 2003 to drive future growth. The Manhattan card was successfully launched in Singapore in the second half of 2003 and distribution channels have been expanded in a number of countries and regions, including Hong Kong, Singapore, India and Africa. Service and product platforms continue to be improved. The cost-income ratio for 2003 was 51 per cent compared with 49 per cent for 2002.

The net charge for bad debts in Consumer Banking has fallen by 21 per cent to $478 million in 2003, mainly due to the $115 million fall in Hong Kong bankcruptcy charges.

Wholesale Banking

Wholesale Banking has performed well in 2003. The repositioning of the business in 2002 towards higher returns has delivered improved profitability. Revenue has increased by seven per cent to $2,261 million in 2003 with growth across a range of products and countries. Costs have been tightly controlled with an increase of four per cent from $1,211 million to $1,256 million resulting in a positive cost-income 'jaws' of three per cent for the year. Risk management has been effective and the debt charge reduced from $109 million in 2002 to $58 million in 2003 with strong recoveries.

The following table provides an analysis of operating profit by geographic segment for Wholesale Banking:

2003

	Asia Pacific					MESA				
	Hong Kong $million	Singapore $million	Malaysia $million	Other Asia Pacific $million	India $million	UAE $million	Other Middle East & Other South Asia $million	Africa $million	Americas, UK & Group Head Office $million	Wholesale Banking Total $million
Net revenue	**403**	**159**	**74**	**349**	**244**	**132**	**177**	**273**	**450**	**2,261**
Costs	**(210)**	**(101)**	**(57)**	**(241)**	**(89)**	**(45)**	**(61)**	**(124)**	**(328)**	**(1,256)**
Charge for debts	**(23)**	**7**	**21**	**(41)**	**(1)**	**9**	**9**	**(5)**	**(34)**	**(58)**
Amounts written off fixed asset investments	**–**	**–**	**–**	**–**	**(4)**	**–**	**–**	**–**	**(7)**	**(11)**
Operating profit	**170**	**65**	**38**	**67**	**150**	**96**	**125**	**144**	**81**	**936**

2002

	Asia Pacific					MESA				
	Hong Kong $million	Singapore $million	Malaysia $million	Other Asia Pacific $million	India $million	UAE $million	Other Middle East & Other South Asia $million	Africa $million	Americas, UK & Group Head Office $million	Wholesale Banking Total $million
Net revenue	403	172	78	287	190	135	153	195	510	2,123
Costs	(200)	(103)	(64)	(229)	(76)	(41)	(51)	(104)	(343)	(1,211)
Charge for debts	6	(6)	9	(3)	–	4	(1)	–	(118)	(109)
Amounts written off fixed asset investments	–	–	–	–	–	–	–	–	(8)	(8)
Operating profit	209	63	23	55	114	98	101	91	41	795

In Hong Kong, revenue was flat. A decline in asset and liability management was offset by over ten per cent growth in customer driven revenue. Market share increased in trade, cash management, custody and fixed deposits. Costs were five per cent higher mainly relating to increased amortisation of product and infrastructure investment. The debt charge increased by $29 million. This was due to the first half of 2002 benefiting from high recoveries.

Revenue in Singapore fell by $13 million to $159 million as a result of lower asset and liability management revenue and lower margins on cash management. However, operating profit increased three per cent through cost control and debt recoveries.

In Malaysia, revenue were down by five per cent, mainly in Global Markets. This has been offset by lower costs and, with improved debt recoveries, operating profit has increased from $23 million to $38 million.

In the Other Asia Pacific region, revenue grew by 22 per cent or $62 million in 2003 to $349 million. Thailand, Taiwan, Korea and Indonesia all showed strong revenue growth, reflecting the benefit of the restructuring that took place in 2002, together with an improved performance in Global Markets. Although costs increased by five per cent and the debt charge reflected higher new provisions and lower recoveries, operating profit increased by 22 per cent.

India revenue increased by 28 per cent to $244 million. More than half this growth was customer driven growth in trade and lending, custody and Global Markets. Revenue also benefited from reducing the risk in the investment portfolio. Costs increased by 17 per cent with a normalised cost-income ratio of 45 per cent in 2003 compared to 44 per cent in 2002. With tight risk management operating profits grew from $114 million in 2002 to $150 million in 2003, an increase of 32 per cent.

Revenue in the UAE fell marginally to $132 million. Good growth in customer revenue was more than offset by a decline in revenue from asset and liability management and lower margins in cash management. Elsewhere in MESA revenue grew by 16 per cent in 2003 to $177 million. This was spread across all markets with good performance in Bahrain, Pakistan and Bangladesh. Costs in the region grew by 20 per cent to $61 million to support a wider product offering and development of new markets in Iraq and Afghanistan. The operating profit for the Other MESA region has increased by 24 per cent from $101 million to $125 million.

Africa performed extremely well in 2003 with revenue growth of 40 per cent, $78 million, to $273 million. There was growth across the region driven by cash management, lending and an excellent foreign exchange and asset and liability management performance. Costs grew by 19 per cent to $124 million, partly through inflationary pressure but also reflecting increased investment in Nigeria and new product offerings. Operating profit grew from $91 million to $144 million, an increase of 58 per cent.

In the Americas, UK and Group Head Office operating profit nearly doubled. This reflects the restructuring of Latin America that took place in 2002. Although revenue fell by $60 million, this was more than offset by a $15 million reduction in costs and an $84 million reduction in the debt charge.

An analysis of Wholesale Banking revenue by product is set out below:

Revenue by product	2003 $million	2002 $million
Trade and Lending	**819**	775
Global Markets	**1,059**	973
Cash Management	**318**	315
Custody	**65**	60
	2,261	2,123

Trade and lending revenue grew six per cent to $819 million in 2003. Trade finance grew well, underpinned by the integrated trade platform B2BeX. Loan demand in Asia has remained low in 2003, but revenue and asset growth has come from India, MESA and Africa.

Revenue in Global Markets increased by $86 million, or nine per cent, to $1,059 million. This performance reflects customer led growth in derivatives, fixed income and structured products. Revenue from asset and liability management fell due to low interest rates and the flat dollar yield curve. This, however, was partially offset by gains on investment securities.

Cash Management revenue has held steady despite significant reduction in cash margins due to a 24 per cent growth in liability balances. Revenue growth was reported in MESA, Africa, UK and Americas and was driven, in particular, by multi-national corporations.

Custody revenue increased by $5 million to $65 million with an improved performance in the second half of 2003 as Asian stock markets strengthened and business volumes increased.

Costs in Wholesale Banking have risen by four per cent to $1,256 million in 2003 due mainly to increased investment in new product capabilities in trade, cash, fixed income and corporate finance.

The Wholesale Banking debt charge has fallen $51 million or 47 per cent to $58 million. This reflects the continued effectiveness of risk management strategies undertaken since 2001 to reduce the risk in the Wholesale Banking portfolio, together with strong recoveries.

Risk

Risk is inherent in the Group's business and the effective management of that risk is seen as a core competence within Standard Chartered. Through its risk management structure the Group seeks to manage efficiently the eight core risks: credit, market, country and liquidity risk arise directly through the Group's commercial activities, whilst business, regulatory, operational and reputational risk are a normal consequence of any business undertaking. The key element of risk management philosophy is for the risk functions to operate as an independent control working in partnership with the business units to provide a competitive advantage to the Group.

Ultimate responsibility for the effective management of risk rests with the Company's Board of Directors who control and manage risk through the Audit and Risk Committee.The Audit and Risk Committee reviews specific risk areas, guides and monitors the activities of the Group Asset and Liability Committee and the Group Risk Committee.

All of the directors of Standard Chartered PLC are members of the Group Risk Committee that is chaired by the Group Executive Director for Risk (GED Risk). This Committee has responsibility for determining the Group Risk appetite and strategy, monitoring and controlling Group risk exposure, setting Group standards and policies for risk measurement and management, and also delegating authorities and responsibilities to various sub-committees.

The GED Risk manages an independent risk function which:

- recommends Group standards and policies for risk measurement and management;
- monitors and reports Group risk exposures for country, credit, market and operational risk;
- approves market risk limits and monitors exposure;
- sets country risk limits and monitors exposure;
- chairs credit committee and delegates credit authorities subject to oversight;
- validates risk models; and
- recommends risk appetite and strategy.

Individual Group executive directors are accountable for risk management in their businesses and support functions and for countries where they have governance responsibilities. This includes:

- implementing the policies and standards as agreed by the Group Risk Committee across all business activity;
- managing risk in line with the appetite levels agreed by the Group Risk Committee; and
- developing and maintaining appropriate risk management infrastructure and systems to facilitate compliance with risk policy.

The GED Risk, together with Group Audit, provides independent assurance that risk is being measured and managed in accordance with the Group's standards and policies.

Credit Risk

Credit risk is the risk that a counterparty will not settle its obligations in accordance with agreed terms.

Credit exposures include individual borrowers, connected groups of counterparties and portfolios, on the banking and trading books.

Clear responsibility for credit risk is delegated from the Board to the Group Risk Committee. Policies for managing credit risk are determined by the Group Risk Committee which also delegates credit authorities through the GED Risk to independent Risk Officers at the Wholesale Banking and Consumer Banking business levels. Procedures for managing credit risk are determined at the business levels with specific policies and procedures being adapted to different risk environment and business goals. The Risk Officers are located in the businesses to maximise the efficiency of decision-making, but have an independent reporting line into the GED Risk.

Within the Wholesale Banking business, credit analysis includes a review of facility detail, credit grade determination and financial spreading/ratio analysis. There is a clear segregation of duties with loan applications being prepared separately from the approval chain. Significant exposures are reviewed and approved centrally through a Group level Credit Committee. This Committee receives its authority and delegated responsibilities from the Group Risk Committee.

The businesses, working with the Risk Officers, take responsibility for managing pricing for risk, portfolio diversification and overall asset quality within the requirements of Group policies and the business strategy.

For Consumer Banking, standard credit application forms are generally used which are processed in central units using manual or automated approval processes as appropriate to the customer, the product or the market. As with Wholesale Banking, origination and approval roles are segregated.

Loan Portfolio

The following table sets out by maturity the amount of customer loans net of provisions:

	2003				2002			
	One year or less $million	One to five years $million	Over five years $million	Total $million	One year or less $million	One to five years $million	Over five years $million	Total $million
Consumer Banking								
Mortgages	**2,072**	**4,333**	**14,320**	**20,725**	1,977	4,399	14,012	20,388
Other	**4,963**	**3,551**	**1,903**	**10,417**	4,798	3,197	1,218	9,213
Total	**7,035**	**7,884**	**16,223**	**31,142**	6,775	7,596	15,230	29,601
Wholesale Banking	**22,561**	**4,545**	**1,921**	**29,027**	22,035	4,077	1,764	27,876
General Provisions				**(425)**				(468)
Net loans and advances to customers	**29,596**	**12,429**	**18,144**	**59,744**	28,810	11,673	16,994	57,009

The Group's loans and advances to customers are predominantly short term with approximately half the portfolio having a maturity of one year or less. The longer term portfolio, with a maturity of over five years, mainly relates to Consumer Banking personal residential mortgages and term lending products.

The following tables set out an analysis of the Group's net loans and advances as at 31 December 2003 and 31 December 2002 by the principal category of borrowers, business or industry and/or geographical distribution:

	Asia Pacific					MESA				2003
	Hong Kong $million	Singapore $million	Malaysia $million	Other Asia Pacific $million	India $million	UAE $million	Other Middle East & Other South Asia $million	Africa $million	Americas, UK & Group Head Office $million	Total $million
Loans to individuals										
Mortgages	12,536	4,029	2,246	831	640	–	67	30	346	20,725
Other	2,234	2,018	660	1,990	1,125	677	1,127	430	156	10,417
Consumer Banking	14,770	6,047	2,906	2,821	1,765	677	1,194	460	502	31,142
Agriculture, forestry and fishing	6	3	77	49	12	–	24	144	387	702
Construction	104	15	38	43	34	83	91	19	13	440
Commerce	1,350	1,001	190	717	30	619	394	398	725	5,424
Electricity, gas and water	327	36	32	240	56	3	69	127	84	974
Financing, insurance and business services	1,575	887	432	657	194	434	320	116	1,184	5,799
Loans to governments	–	61	748	8	–	–	13	–	281	1,111
Mining and quarrying	–	15	86	35	–	59	59	16	470	740
Manufacturing	1,326	780	214	2,016	943	179	916	283	1,738	8,395
Commercial real estate	873	716	7	250	–	–	1	18	3	1,868
Transport, storage and communication	491	150	222	118	71	30	237	114	1,513	2,946
Other	23	70	57	170	1	26	166	44	71	628
Wholesale Banking	6,075	3,734	2,103	4,303	1,341	1,433	2,290	1,279	6,469	29,027
General provisions									(425)	(425)
Total loans and advances to customers	20,845	9,781	5,009	7,124	3,106	2,110	3,484	1,739	6,546	59,744
Total loans and advances to banks	2,113	1,045	204	2,784	239	605	889	308	5,167	13,354

Under 'Loans to individuals – Other', $1,371 million (31 December 2002: $1,487 million) relates to the cards portfolio in Hong Kong. The total cards portfolio is $3,329 million (31 December 2002: $3,359 million).

Approximately 52 per cent (31 December 2002: 52 per cent) of total loans and advances to customers relates to the Consumer Banking portfolio, predominantly personal residential mortgages. The Wholesale Banking portfolio is well diversified across both geography and industry. The Group does not have any significant concentrations in special interest industries such as Aviation, Telecoms and Tourism. Exposure to each of these industries is less than five per cent of Wholesale Banking Loans and Advances to Customers.

2002

	Asia Pacific					MESA				
	Hong Kong $million	Singapore $million	Malaysia $million	Other Asia Pacific $million	India $million	UAE $million	Other Middle East & Other South Asia $million	Africa $million	Americas, UK & Group Head Office $million	Total $million
Loans to individuals										
Mortgages	13,045	3,813	2,031	779	283	–	20	35	382	20,388
Other	2,573	1,524	575	1,684	882	559	978	231	207	9,213
Consumer Banking	15,618	5,337	2,606	2,463	1,165	559	998	266	589	29,601
Agriculture, forestry and fishing	5	7	59	35	15	–	14	62	365	562
Construction	58	38	37	18	4	69	88	25	7	344
Commerce	1,251	777	147	572	19	500	284	283	1,151	4,984
Electricity, gas and water	269	40	12	178	23	4	46	35	109	716
Financing, insurance and business services	1,645	586	404	489	209	256	382	47	1,921	5,939
Loans to governments	–	41	552	66	–	–	13	–	273	945
Mining and quarrying	–	19	51	26	23	5	129	20	536	809
Manufacturing	1,019	399	201	2,020	887	308	934	299	2,256	8,323
Commercial real estate	1,012	665	18	112	–	–	–	6	6	1,819
Transport, storage and communication	405	112	77	217	113	29	149	107	1,577	2,786
Other	31	39	37	194	–	7	109	18	214	649
Wholesale Banking	5,695	2,723	1,595	3,927	1,293	1,178	2,148	902	8,415	27,876
General provisions									(468)	(468)
Total loans and advances to customers	21,313	8,060	4,201	6,390	2,458	1,737	3,146	1,168	8,536	57,009
Total loans and advances to banks	2,507	2,027	394	2,703	212	1,062	730	218	6,148	16,001

Problem Credits

The Group employs a variety of tools to monitor the portfolio and to ensure the timely recognition of problem credits.

In Wholesale Banking, accounts are placed on Early Alert when they display signs of weakness. Such accounts are subject to a dedicated process involving senior risk officers and representatives from a specialist recovery unit, which is independent of the business units. Account plans are re-evaluated and remedial actions are agreed and monitored until complete. Remedial actions include, but are not limited to, exposure reduction, security enhancement, exit of the account or immediate movement of the account into the control of the specialist recovery unit.

In Consumer Banking, an account is considered to be in default when payment is not received on the due date. Accounts that are overdue by more than 30 days (60 days for mortgages) are considered delinquent. These are closely monitored and subject to a special collections process.

In general, loans are treated as non-performing when interest or principal is 90 days or more past due.

Consumer Banking

Provisions are derived on a formulaic basis depending on the product:

Mortgages: a provision is raised where accounts are 150 days past due based on the difference between the outstanding value of the loan and the forced sale value of the underlying asset.

Credit cards: a charge-off is made for all balances which are 150 days past due or earlier as circumstances dictate. In Hong Kong charge-off is currently at 120 days.

Other unsecured Consumer Banking products are charged off at 150 days past due.

For other secured Consumer Banking products a provision is raised at 90 days past due for the difference between the outstanding value and the forced sale value of the underlying asset. The underlying asset is then re-valued periodically until disposal.

It is current practice to provision and write-off exposure in respect of Hong Kong bankruptcies at the time the customer petitions for bankruptcy.

The Small and Medium Enterprises (SME) portfolio is provisioned on a case by case basis.

The following tables set out the non-performing portfolio in Consumer Banking:

2003

	Asia Pacific				MESA					
	Hong Kong $million	Singapore $million	Malaysia $million	Other Asia Pacific $million	India $million	UAE $million	Other Middle East & Other South Asia $million	Africa $million	Americas, UK & Group Head Office $million	Total $million
Loans and advances – Gross non-performing	138	115	192	63	43	16	23	18	10	618
Specific provisions for bad and doubtful debts	(48)	(17)	(26)	(15)	(11)	(11)	(8)	(7)	(5)	(148)
Interest in suspense	(1)	(3)	(23)	(9)	(9)	(5)	(8)	(7)	(2)	(67)
Net non-performing loans and advances	89	95	143	39	23	–	7	4	3	403
Cover ratio										35%

2002

	Asia Pacific				MESA					
	Hong Kong $million	Singapore $million	Malaysia $million	Other Asia Pacific $million	India $million	UAE $million	Other Middle East & Other South Asia $million	Africa $million	Americas, UK & Group Head Office $million	Total $million
Loans and advances – Gross non-performing	118	111	176	68	41	7	20	15	18	574
Specific provisions for bad and doubtful debts	(45)	(18)	(24)	(16)	(8)	(3)	(4)	(8)	(1)	(127)
Interest in suspense	(1)	(3)	(22)	(10)	(7)	(2)	(5)	(7)	(1)	(58)
Net non-performing loans and advances	72	90	130	42	26	2	11	–	16	389
Cover ratio										32%

The relatively low Consumer Banking cover ratio reflects the fact that Standard Chartered classifies all exposure which is more than 90 days past due as non-performing, whilst provisions on unsecured lending are only raised at the time of charge-off. For secured products, provisions reflect the difference between the underlying assets and the outstanding loan (see details relating to the raising of provisions above).

Wholesale Banking

Loans are designated as non-performing as soon as payment of interest or principal is 90 days or more overdue or where sufficient weakness is recognised that full payment of either interest or principal becomes questionable. Where customer accounts are recognised as non-performing or display weakness that may result in non-performing status being assigned, they are passed to the management of a specialist unit which is independent of the main businesses of the Group.

For loans and advances designated non-performing, interest continues to accrue on the customer's account but is not included in income.

Where the principal, or a portion thereof, is considered uncollectable and of such little realisable value that it can no longer be included at its full nominal amount on the balance sheet, a specific provision is raised. In any decision relating to the raising of provisions, the Group attempts to balance economic conditions, local knowledge and experience and the results of independent asset reviews.

Where it is considered that there is no realistic prospect of recovering the principal of an account against which a specific provision has been raised, then that amount will be written off.

The following tables set out the non-performing portfolio in Wholesale Banking:

2003

	Asia Pacific					MESA				2003
	Hong Kong $million	Singapore $million	Malaysia $million	Other Asia Pacific $million	India $million	UAE $million	Other Middle East & Other South Asia $million	Africa $million	Americas, UK & Group Head Office $million	Total $million
Loans and advances – Gross non-performing	357	236	194	1,077	86	52	180	116	887	3,185
Specific provisions for bad and doubtful debts	(220)	(106)	(118)	(375)	(44)	(40)	(99)	(51)	(460)	(1,513)
Interest in suspense	(91)	(64)	(55)	(68)	(30)	(12)	(66)	(43)	(126)	(555)
Net non-performing loans and advances	46	66	21	634	12	–	15	22	301	1,117

2002*

	Asia Pacific					MESA				2002*
	Hong Kong $million	Singapore $million	Malaysia $million	Other Asia Pacific $million	India $million	UAE $million	Other Middle East & Other South Asia $million	Africa $million	Americas, UK & Group Head Office $million	Total $million
Loans and advances – Gross non-performing	400	273	353	1,166	84	142	242	103	920	3,683
Specific provisions for bad and doubtful debts	(210)	(141)	(211)	(342)	(52)	(105)	(140)	(45)	(451)	(1,697)
Interest in suspense	(111)	(73)	(84)	(102)	(31)	(29)	(68)	(44)	(121)	(663)
Net non-performing loans and advances	79	59	58	722	1	8	34	14	348	1,323

* Prior period has been restated (see accounting policy note on page 69). Corporate loans and advances to customers against which provisions have been outstanding for two years or more are no longer written down.

Wholesale Banking Cover Ratio

The following tables show the cover ratio. The non-performing loans recorded below under Standard Chartered Nakornthon Bank (SCNB) are excluded from the cover ratio calculation as they are the subject of a Loan Management Agreement (LMA) with a Thai Government Agency. Refer to note 19 on page 83.

	Total $million	SCNB (LMA) $million	2003 Total excl LMA $million
Loans and advances – Gross non-performing	**3,185**	**772**	**2,413**
Specific provisions for bad and doubtful debts	**(1,513)**	**(112)**	**(1,401)**
Interest in suspense	**(555)**	**–**	**(555)**
Net non-performing loans and advances	**1,117**	**660**	**457**
Cover ratio			**81%**

	Total $million	SCNB (LMA) $million	2002* Total excl LMA $million
Loans and advances – Gross non-performing	3,683	781	2,902
Specific provisions for bad and doubtful debts	(1,697)	(91)	(1,606)
Interest in suspense	(663)	–	(663)
Net non-performing loans and advances	1,323	690	633
Cover ratio			78%

* Prior period has been restated (see accounting policy note on page 69). Corporate loans and advances to customers against which provisions have been outstanding for two years or more are no longer written down.

The Wholesale Banking non-performing portfolio is well covered. The balance uncovered by specific provision represents the value of collateral held and/or the Group's estimate of the net value of any work-out strategy.

Group

The following tables set out the movements in the Group's total specific provisions against loans and advances.

2003

	Asia Pacific					MESA				
	Hong Kong $million	Singapore $million	Malaysia $million	Other Asia Pacific $million	India $million	UAE $million	Other Middle East & Other South Asia $million	Africa $million	Americas, UK & Group Head Office $million	Total $million
Provisions held at 1 January 2003	**255**	**159**	**235**	**358**	**60**	**108**	**144**	**53**	**452**	**1,824**
Exchange translation differences	**2**	**2**	**–**	**13**	**3**	**–**	**2**	**1**	**10**	**33**
Amounts written off	**(353)**	**(85)**	**(99)**	**(120)**	**(87)**	**(64)**	**(32)**	**(6)**	**(64)**	**(910)**
Recoveries of amounts previously written off	**23**	**14**	**10**	**13**	**18**	**1**	**1**	**1**	**3**	**84**
Other	**36**	**–**	**–**	**27**	**1**	**4**	**(4)**	**–**	**20**	**84**
New provisions	**364**	**72**	**34**	**142**	**142**	**14**	**22**	**24**	**90**	**904**
Recoveries/provisions no longer required	**(59)**	**(39)**	**(36)**	**(43)**	**(82)**	**(12)**	**(26)**	**(15)**	**(46)**	**(358)**
Net charge against/(credit to) profit	**305**	**33**	**(2)**	**99**	**60**	**2**	**(4)**	**9**	**44**	**546**
Provisions held at 31 December 2003	**268**	**123**	**144**	**390**	**55**	**51**	**107**	**58**	**465**	**1,661**

2002*

	Asia Pacific					MESA				
	Hong Kong $million	Singapore $million	Malaysia $million	Other Asia Pacific $million	India $million	UAE $million	Other Middle East & Other South Asia $million	Africa $million	Americas, UK & Group Head Office $million	Total $million
Provisions held at 1 January 2002	335	151	240	428	85	145	188	63	424	2,059
Exchange translation differences	2	6	–	6	–	–	(1)	(4)	6	15
Amounts written off	(524)	(44)	(28)	(144)	(75)	(45)	(46)	(9)	(91)	(1,006)
Recoveries of amounts previously written off	14	5	10	13	13	–	1	–	9	65
Other	–	–	–	(6)	–	–	3	–	(11)	(14)
New provisions	502	59	45	115	104	17	23	9	138	1,012
Recoveries/provisions no longer required	(74)	(18)	(32)	(54)	(67)	(9)	(24)	(6)	(23)	(307)
Net charge against/(credit to) profit	428	41	13	61	37	8	(1)	3	115	705
Provisions held at 31 December 2002	255	159	235	358	60	108	144	53	452	1,824

* Prior period has been restated (see accounting policy note on page 69). Corporate loans and advances to customers against which provisions have been outstanding for two years or more are no longer written down.

General Provision

The General Provision is held to cover the inherent risk of losses, which, although not identified, are known by experience to be present in a loan portfolio and to other material uncertainties where specific provisioning is not appropriate. It is not held to cover losses arising from future events.

The Group sets the General Provision with reference to past experience by using both Flow Rate and Expected Loss methodology, as well as taking judgemental factors into account. These factors include, but are not confined to, the economic environment in our core markets, the shape of the portfolio with reference to a range of indicators and management actions taken to pro-actively manage the portfolio.

In the first half of 2003 the Group released $10 million from its General Provision. During the second half of 2003 a charge of $33 million was made to the General Provision relating to litigation in India dating back to 1992.

Country Risk

Country Risk is the risk that a counterparty is unable to meet its contractual obligations as a result of adverse economic conditions or actions taken by governments in the relevant country.

This covers the risk that:

- the sovereign borrower of a country may be unable or unwilling to fulfil its foreign currency or cross-border contractual obligations; and/or
- a non-sovereign counterparty may be unable to fulfil its contractual obligations as a result of currency shortage due to adverse economic conditions or actions taken by the government of the country.

The Group Risk Committee approves country risk policy and procedures and delegates the setting and management of country limits to the Group Head, Credit and Country Risk.

The businesses and country Chief Executive Officers manage exposures within these set limits and policies. Countries designated as higher risk are subject to increased central monitoring.

The following table based on the Bank of England Cross Border Reporting (C1) guidelines, shows the Group's cross border assets including acceptances, where they exceed one per cent of the Group's total assets.

Cross border assets exclude facilities provided within the Group. They comprise loans and advances, interest bearing deposits with other banks, trade and other bills, acceptances, amounts receivable under finance leases, certificates of deposit and other negotiable paper and investment securities where the counterparty is resident in a country other than that where the cross border asset is recorded. Cross border assets also include exposures to local residents denominated in currencies other than the local currency.

				2003				2002
	Public sector $million	Banks $million	Other $million	Total $million	Public sector $million	Banks $million	Other $million	Total $million
USA	**1,436**	**902**	**2,149**	**4,487**	1,084	1,729	2,462	5,275
Hong Kong	**14**	**112**	**2,301**	**2,427**	16	181	1,842	2,039
Netherlands**	**–**	**1,729**	**275**	**2,004**	–	–	–	–
Korea	**3**	**1,393**	**475**	**1,871**	12	1,334	407	1,753
France	**4**	**1,529**	**253**	**1,786**	4	1,202	323	1,529
India**	**60**	**641**	**1,052**	**1,753**	–	–	–	–
Singapore	**–**	**160**	**1,509**	**1,669**	1	190	1,361	1,552
Germany	**–**	**1,292**	**315**	**1,607**	–	2,363	234	2,597
Italy*	**–**	**–**	**–**	**–**	488	613	374	1,475
Australia*	**–**	**–**	**–**	**–**	359	988	59	1,406

* Less than one per cent of total assets at 31 December 2003.

** Less than one per cent of total assets at 31 December 2002.

Market Risk

The Group recognises market risk as the exposure created by potential changes in market prices and rates. Market risk arises on financial instruments, which are either valued at current market prices (mark-to-market) or at cost plus any accrued interest (non-trading basis). The Group is exposed to market risk arising principally from customer driven transactions.

Market risk is supervised by the Group Risk Committee, which agrees policies and levels of risk appetite in terms of Value at Risk (VaR). A Group Market Risk Committee sits as a specialist body to provide business level management, guidance and policy setting. Policies cover the trading book of the Group and also market risks within the non-trading books. Limits by location and portfolio are proposed by the business within the terms of agreed policy. Group Market Risk Committee agrees the limits and monitors exposures against these limits.

Group Market Risk Committee augments the VaR measurement by regularly stress testing aggregate market risk exposures to highlight potential risk that may arise from extreme market events that are rare but plausible. In addition, VaR models are back tested against actual results to ensure pre-determined levels of accuracy are maintained.

Additional limits are placed on specific instrument and currency concentrations where appropriate. Factor sensitivity measures are used in addition to VaR as additional risk management tools. Option risks are controlled through revaluation limits on currency and volatility shifts, limits on volatility risk by currency pair and other underlying variables that determine the options' value.

Value at Risk

The Group measures the potential impact of changes in market prices and rates using Value at Risk (VaR) models.

In 2002 the Group used a combination of variance-covariance methodology and historical simulation to measure VaR on all market risk related activities. From January 2003, the Group phased out variance-covariance methodology in preference of historical simulation and VaR at 31 December 2003 is measured using historical simulation on all market risk related activities.

The total VaR for trading and non-trading books combined at 31 December 2003 was $12.2 million. Interest rate related VaR was $12.2 million and foreign exchange related VaR was $1.3 million. The corresponding figures at 31 December 2002 were $11.3 million and $1.1 million respectively. The total VaR of $12.2 million recognises offsets between interest rate and foreign exchange risks. Additional information is given in note 50 on page 109.

The average total VaR for trading and non-trading books during the year was $13.6 million (2002: $15.2 million) with a maximum exposure of $16.0 million. The average VaR was lower in 2003 than the prior year due to the historical simulation diversification effects between interest rate and foreign exchange risks.

The total VaR for market risk in the Group's trading book was $3.2 million at 31 December 2003, compared to $2.7 million a year earlier. Interest rate related VaR was $2.9 million and foreign exchange related VaR was $1.3 million. The corresponding figures at 31 December 2002 were $1.6 million and $1.1 million respectively. The total Var of $3.2 million recognises offsets between interest rate and foreign exchange risks.

VaR for interest rate risk in the non-trading books of the Group totalled $9.5 million at 31 December 2003, compared to $10.6 million a year earlier.

The Group has no significant trading exposure to equity or commodity price risk.

The average daily revenue earned from market risk related activities was $3.5 million, compared with $3.4 million during 2002.

Revenue Distribution



Number of days
4
5
15
19
42
39
49
38
26
12
7
1
2
0.5-1
1-1.5
1.5-2
2-2.5
2.5-3
3-3.5
3.5-4
4-4.5
4.5-5
5-5.5
5.5-6
6-6.5
6.5-7
$ million

Foreign Exchange Exposure

The Group's foreign exchange exposures comprise trading, non-trading and structural foreign currency translation exposures.

Foreign exchange trading exposures are principally derived from customer driven transactions. The average daily revenue from foreign exchange trading businesses during 2003 was $1.3 million.

Interest Rate Exposure

The Group's interest rate exposures comprise trading exposures and structural interest rate exposures. Interest rate risk arises on both trading positions and non-trading books.

Structural interest rate risk arises from the differing re-pricing characteristics of commercial banking assets and liabilities, including non-interest bearing liabilities such as shareholders' funds and some current accounts.

The average daily revenue from interest rate trading businesses, during 2003, was $2.2 million.

Derivatives
Derivatives are contracts whose characteristics and value derive from underlying financial instruments, interest and exchange rates or indices. They include futures, forwards, swaps and options transactions in the foreign exchange and interest rate markets. Derivatives are an important risk management tool for banks and their customers because they can be used to manage the risk of price, interest rate and exchange rate movements.

The Group's derivative transactions are principally in plain vanilla instruments, where the mark-to-market values are readily determinable by reference to independent prices and valuation quotes or by using standard industry pricing models.

The Group enters into derivative contracts in the normal course of business to meet customer requirements and to manage its own exposure to fluctuations in interest and exchange rates. Only offices with sufficient product expertise and appropriate control systems are authorised to undertake transactions in derivative products.

The credit risk arising from a derivative contract is calculated by taking the cost of replacing the contract, where its mark-to-market value is positive, together with an estimate for the potential change in the future value of the contract, reflecting the volatilities that affect it. The credit risk on contracts with a negative mark-to-market value is restricted to the potential future change in their market value. The credit risk on derivatives is therefore usually small relative to their notional principal values. For an analysis of derivative contracts see notes 45 and 46 on pages 105 to 106.

The Group applies a potential future exposure methodology to manage counterparty credit exposure associated with derivative transactions. Please refer to note 50 on page 109 for further information on Market Risk.

Liquidity Risk
The Group defines liquidity risk as the risk that funds will not be available to meet liabilities as they fall due. At the local level, in line with policy, the day to day monitoring of future cash flows takes place and suitable levels of easily marketable assets are maintained by the businesses.

Liquidity risk is managed through the Group Asset and Liability Committee (GALCO). This Committee, chaired by the GED Finance and with authority derived from the Board, is responsible for both statutory and prudential liquidity. These are managed through the provision of policies and procedures that are co-ordinated by the liquidity management committee and regional and local asset and liability committees.

A range of tools are used for the management of liquidity. These comprise commitment and wholesale borrowing guidelines, key balance sheet ratios and medium-term funding requirements.

A substantial portion of the Group's assets are funded by customer deposits made up of current and savings accounts and other short-term deposits. These customer deposits, which are widely diversified by type and maturity, represent a stable source of funds. Lending is normally funded by liabilities in the same currency and, if other currencies are used, the foreign exchange risk is usually hedged.

The GALCO also manages the structural foreign exchange and interest rate exposures that arise within the Group. Polices and terms of reference are set within which Group Corporate Treasury manage these exposures on a day-to-day basis.

Policies and guidelines for the setting and maintenance of capital ratio levels also originate from the GALCO. Responsibilities are delegated through the regional and local asset and liability committees to the relevant businesses. Ratios are monitored centrally by Group Corporate Treasury.

Operational and Other Risks
Operational risk is the risk of direct or indirect loss due to an event or action causing failure of technology, processes, infrastructure, personnel and other risks having an operational impact. Standard Chartered seeks to minimise actual or potential losses from Operational Risk failures through a framework of policies and procedures to identify, assess, control, manage and report risks.

An independent Group Operational risk function is responsible for establishing and maintaining the overall Operational Risk framework. They are supported by Wholesale Banking and Consumer Banking Operational Risk units. The Group Operational Risk function provides reports to the Group Risk Committee.

Compliance with Operational risk policy is the responsibility of all managers. Every country operates a Country Operational Risk Group (CORG). The CORG has in-country governance responsibility for ensuring that an appropriate and robust risk management framework is in place to monitor and manage operational risk, including social, ethical and environmental risk. Significant issues and exceptions must be reported to the CORG. Where appropriate, issues must also be reported to Business Risk Committees. Other risks recognised by the Group include Business, Regulatory, Legal and Reputational risks.

Business Risk
Business risk is the risk of failing to achieve business targets due to inappropriate strategies, inadequate resources or changes in the economic or competitive environment, and is managed through the Group's management processes. Regular reviews of the performance of Group businesses by Group Executive Directors are used to assess business risks and agree management action. The reviews include corporate financial performance measures, capital usage, resource utilisation and risk statistics to provide a broad understanding of the current business position.

Regulatory Risk
Regulatory risk includes the risk of non-compliance with regulatory requirements in a country in which the Group operates. The Group Legal and Compliance function is responsible for establishing and maintaining an appropriate framework of Group compliance policies and procedures. Compliance with such policies and procedures is the responsibility of all managers.

Legal Risk
Legal risk includes the risk of unexpected loss from transactions not being enforceable under applicable law or regulation or from inadequate or unsound contractual documentation. The Group manages legal risk through effective use of its internal and external legal advisers and by seeking to ensure that transactions are properly authorised and documented.

Reputational Risk
Reputational risk is defined as the risk that any action taken by the Group or its employees creates a negative perception in the external market place. This includes the Group's and/or its customers' impact on the environment. The Group Risk Committee examines issues that are considered to have reputational repercussions for the Group and issues guidelines or policies as appropriate. It also delegates responsibilities for the management of legal/regulatory and reputational risk to the business through business risk committees.

Independent Monitoring
Group Audit is an independent group function that reports directly to the GED Risk and the Audit and Risk Committee. Group Audit provides independent confirmation that Group and business standards, policies and procedures are being complied with. Where necessary, corrective action is recommended.

Hedging Policies
Standard Chartered does not generally hedge the value of its foreign currency denominated investments in subsidiaries and branches. Hedges may be taken where there is a risk of a significant exchange rate movement but, in general, the management believes that the Group's reserves are sufficient to absorb any foreseeable adverse currency depreciation.

Standard Chartered also seeks to match closely its foreign currency-denominated assets with corresponding liabilities in the same currencies. The effect of exchange rate movements on the capital risk asset ratio is mitigated by the fact that both the value of these investments and the risk weighted value of assets and contingent liabilities follow substantially the same exchange rate movements.

Capital
The Group Asset and Liability Committee targets Tier 1 and Total capital ratios of 7-9 per cent and 12-14 per cent respectively. The Group believes that being well capitalised is important.

The Group identified improving the efficiency of capital management as a strategic priority in 2002. A capital plan to achieve this has been developed. This includes several key elements; in particular, to reduce the amount of Tier 2 capital and to improve the overall capital mix within the broad target ratios. Consistent with this strategy the Company has made repurchases from various classes of preference shares during 2003 amounting to a capital reduction of $20 million (2002: $741 million).

	2003 $million	2002* $million
Tier 1 capital:		
Shareholders' funds	7,715	7,270
Minority interests – equity	83	75
Innovative Tier 1 securities	1,155	997
Less: restriction on innovative Tier 1 securities	(127)	(70)
Unconsolidated associated companies	13	31
Less: premises revaluation reserves	–	(3)
goodwill capitalised	(1,986)	(2,118)
Total Tier 1 capital	6,853	6,182
Tier 2 capital:		
Premises revaluation reserves	–	3
Qualifying general provisions	387	468
Undated subordinated loan capital	1,568	1,542
Dated subordinated loan capital	3,244	2,916
Restricted innovative Tier 1 securities	127	70
Total Tier 2 capital	5,326	4,999
Investments in other banks	(742)	(558)
Other deductions	(4)	(4)
Total capital	11,433	10,619
Risk weighted assets	58,371	55,931
Risk weighted contingents	19,791	18,623
Total risk weighted assets and contingents	78,162	74,554
Capital ratios:		
Tier 1 capital	8.8%	8.3%
Total capital	14.6%	14.2%

	2003 $million	2002* $million
Shareholders' funds		
Equity	7,066	6,638
Non Equity	649	632
	7,715	7,270
Post tax return on equity (normalised)	15.3%	13.4%

* *Comparative restated (see note 52 on page 111).*

International Financial Reporting Standards

All companies listed in the European Union will be required to report their consolidated financial statements under International Financial Reporting Standards (IFRS) from 1 January 2005. The first public reporting date of the Company will be as at and for the six months ended 30 June 2005, with 2004 comparatives.

An IFRS Transition Programme involving all businesses and locations Group-wide has been underway since 2002, and is supervised by a Project Steering Committee chaired by a Group Executive Director.

The transition to IFRS represents a significant change in the accounting framework underlying the Group's Annual Report, particularly in respect of IAS 39 'Financial Instruments: recognition and measurement'. The International Accounting Standards Board (IASB) has substantially completed its review of International Accounting Standards that will be effective for the 2005 reporting period. Significantly, IAS 39 has not as yet been adopted by the European Commission.

In view of the ongoing changes, the Group continues to evaluate and prepare for the implementation of IFRS.

Board of Directors


11 1 10 8 13 5 4

1. Bryan Kaye Sanderson CBE*
Chairman
Appointed to the Board on 9 December 2002 and as Chairman on 8 May 2003. He spent most of his career with British Petroleum, rising to become a main board director and Chief Executive of BP Chemicals before he retired in 2000. He is Chairman of BUPA and of Sunderland PLC. He is also Chairman of the Learning and Skills Council. Age 63.

2. The Rt Hon Lord Stewartby†
Deputy Chairman
Appointed to the Board on 1 January 1990 and became Deputy Chairman in 1993. He is Chairman of the Throgmorton Trust PLC, Deputy Chairman of Amlin plc and a non-executive director of Diploma plc and Framlington Income and Capital Trust plc. He spent 20 years in merchant banking and was formerly a member of the Financial Services Authority. Age 68.

3. Evan Mervyn Davies CBE*
Group Chief Executive
Appointed to the Board on 16 December 1997 and as Group Chief Executive on 28 November 2001. He joined Standard Chartered in 1993 with responsibility for global account management and prior to joining the Board he was based in Singapore in charge of the Group's Corporate and Investment banking business. Before his appointment as Group Chief Executive he was executive director with responsibility for Hong Kong, China and North East Asia and for Group-wide Technology and Operations. He is a non-executive director of Tesco PLC. Age 51.

4. Michael Bernard DeNoma*
Appointed to the Board on 12 May 2000. He is responsible for the Group's Consumer Banking business world-wide. He joined Standard Chartered in July 1999 with responsibility for Consumer Banking in Asia. He is based in Singapore. Age 47.

5. Christopher Avedis Keljik*
Appointed to the Board on 7 May 1999. He is responsible for governance and performance in Africa, the Middle East and South Asia and has governance responsibility for the United Kingdom and the Americas. He joined Standard Chartered in 1976 and has held a number of senior positions working in London, Hong Kong, New York and Singapore in corporate finance, treasury and general management. Age 55.

6. Richard Henry Meddings*
Appointed to the Board on 16 November 2002. He is responsible for Risk, Group Special Asset Management, Legal and Compliance. Prior to his appointment, he was Chief Operating Officer, Barclays Private Clients at Barclays PLC. He was Group Finance Director of The Woolwich plc, before it was acquired by Barclays, where his responsibilities also included risk, compliance and treasury. Age 45.


9 16

7. Kaikhushru Shiavax Nargolwala*
Appointed to the Board on 7 May 1999. He is Chairman of the Group's Wholesale Banking business with responsibility for business strategy, performance and development of relationships with the Group's key corporate and institutional clients globally. He is also responsible for corporate governance across the Asia Pacific region and India and is on the Visa International Asia Pacific Regional Board. He joined Standard Chartered in 1998 as Group Head of Sales, with responsibility for relationships with corporate and institutional customers in the Asia Pacific region, the USA and Europe. He is based in Singapore. Age 53.

8. Peter Alexander Sands*
Appointed to the Board on 14 May 2002. He is responsible for Finance, Strategy, Technology and Operations. Prior to his appointment he was a director with world-wide consultancy McKinsey & Co. He had been with McKinsey since 1988, where he worked extensively in the banking and technology sectors in a wide range of international markets. Age 42.

9. Sir CK Chow†
Appointed to the Board on 24 February 1997. He is Chief Executive Officer of MTR Corporation Limited of Hong Kong. Previously he was Chief Executive Officer of GKN plc and Brambles Industries plc. He is a fellow of the Royal Academy of Engineering, the City and Guilds of London Institute and the Institute of Chemical Engineering. He was formerly a president of the Society of British Aerospace Companies. Age 53.

10. Ho KwonPing†
Appointed to the Board on 22 October 1996. He is Chairman of Banyan Tree Holdings Pte Ltd. He is also Chairman of the Wah-Chang Group. In addition, he is Chairman of Singapore Management University and a board director of Singapore Airlines Limited. He is based in Singapore. Age 51.

11. Rudolph Harold Peter Markham†
Appointed to the Board on 19 February 2001. He is Finance Director of Unilever PLC and Unilever N.V. Age 57.

12. Ruth Markland†
Appointed to the Board on 3 November 2003. She was formerly Managing Partner Asia for the international law firm Freshfields Bruckhaus Deringer. She was a partner of Freshfields for 20 years. Age 51.

13. David George Moir CBE‡
Appointed to the Board on 1 January 1993 as an executive director. He retired as an executive director on 18 March 2000 after 42 years with the Group but remained as a non-executive director. He also sits on the Board of Pengurusan Danaharta Nasional Berhad (Danaharta). Age 63.

14. Hugh Edward Norton†
Appointed to the Board on 7 August 1995. He is a non-executive director of Inchcape plc. Age 67.

15. Sir Ralph Harry Robins†
Appointed to the Board on 1 October 1988. He was formerly Chairman of Rolls-Royce plc and the Defence Industries Council, and is a former President of the Society of British Aerospace Companies. Age 71.

16. Paul David Skinner†
Appointed to the Board on 3 November 2003. He is chairman of Rio Tinto Plc, the global mining company, and was formerly a Group Managing Director of the Royal Dutch/Shell Group of companies and CEO of its global Oil Products business. He is also a member of the board of INSEAD, the Euro-Asian business school. Age 59.

Audit and Risk Committee
Lord Stewartby (Chairman)
Rudolph Markham
Ruth Markland
Hugh Norton
Sir Ralph Robins

Board Remuneration Committee
Hugh Norton (Chairman)
Ho KwonPing
Sir Ralph Robins
Lord Stewartby

* Director of Standard Chartered Bank.
† Independent non-executive director.
‡ Non-executive director.



7 3 15 2 14 12 6

Senior Management

Standard Chartered Bank

The directors of Standard Chartered Bank comprise the executive directors of Standard Chartered PLC and the following two senior executives:

Gareth Richard Bullock

Joined in 1996. He is a director of Standard Chartered Bank and Group Head, Strategy. Most recently he was the Group's Chief Information Officer and prior to that, CEO Africa. He has held other senior positions in the United Kingdom, Europe, Hong Kong, China and North East Asia. Age 50.

Peter Tung Shun Wong

Joined in 1997. He is a director of Standard Chartered Bank and Chief Executive Officer of Greater China. He was previously with Citibank in Hong Kong for over 15 years, latterly as Group Head of Sales, Service and Delivery Channels for North Asia. Age 51.

Executive Committee

The Group's Executive Committee as at 18 February 2004 comprises the directors of Standard Chartered Bank, other than Bryan Sanderson, and the following senior managers:

David Edwards

Joined in 1999. He is Regional General Manager, Middle East and South Asia. He was previously Group Head Risk Management. Age 50.

Timothy John Miller

Joined in 2000. He is Group Head of Human Resources and Organisational Learning. He was previously employed as Human Resources Director of GlaxoSmithKline's world-wide manufacturing operations. Age 46.

Jaspal Bindra

Joined in 1998. He is Group Head, Client Relationships, Wholesale Banking. He was previously Regional General Manager India, Standard Chartered Bank. Age 43.

Jared Alvah Chase

Joined in 2003. He is Group Head of Global Sales and Trading. He was previously employed as Director of State Street's Fiduciary Services, based in Boston. Age 48.

Wilson Chia Yew Hock

Joined in 1986. He is Head of Consumer Banking, Singapore. He was previously Global Product Head, Shared Distribution. Age 49.

Tracy Jayne Clarke

Joined in 1985. She is Group Head, Corporate Affairs. She was previously Head of the Group Chief Executive's Office. Age 37.

Raymond John Ferguson

Joined in 1985. He is Chief Executive Officer, United Arab Emirates. He was previously Chief Executive Officer, Indonesia. Age 40.

Alun Michael Guest Rees

Joined in 1990. He is Chief Executive Officer Wholesale Bank. He has held the positions of Chief Financial Officer of Group Treasury, Regional Treasurer in Singapore and Group Head of Global Markets. Age 47.

Peter David Sullivan

Joined in 1994. He is Chief Executive Officer, Africa. He has held the positions of Group Head of Global Cash Management Services, Group Head of Product Management, Corporate & Institutional Banking, and Chief Executive Officer of Standard Chartered Grindlays Bank. Age 55.

John Filmeridis

Joined in 1995. He is Global Product Head, Credit Cards and Personal Loans & Business Financial Services, Consumer Banking. He was previously Regional General Manager, Middle East and South Asia. Age 56.

Peter Gordon Flavel

Joined in 2003. He is Group Head, Sales, Marketing and Distribution. He was previously General Manager, Personal Financial Services, and a Director of the wealth management business, National Australia Bank. Age 43.

Euleen Yiu Kiang Goh

Joined in 1984. She is Chief Executive Officer, Singapore. She has held various Group Head roles in Treasury and Custody Audit, Market Risk and Sales of Corporate & Institutional Banking. Age 48.

Richard Frank Goulding

Joined in 2002. He is Chief Operating Officer of Wholesale Banking. He worked previously with the Old Mutual Group in the USA and with UBS Warburg in the UK, where he was a member of the Executive Board. Age 44.

Michael Charles Hart
Joined in 1991. He is General Manager East Africa & Chief Executive Officer Kenya. He was previously Group Head of Audit and Investigations, Head of International Consumer Finance in Asia Pacific and Group Head of Operations. Age 52.

Benjamin Hung
Joined in 1992. He is Group Head of Investor Relations. He was previously Head of Large Corporates, Wholesale Banking in Hong Kong and Regional Head of Transaction Sales, Asia Pacific. Age 39.

William Martyn Peter Jenkins
Joined in 2000. He is Global Product Head, Wealth Management. He was previously Group Head of Strategy. Age 50.

John Howard Lorimer
Joined in 2000. He is Chief Financial Officer, Consumer Banking. He was previously Global Product Head, Credit Card & Personal Loan. Age 51.

Allan Christopher Michael Low
Joined in 1990. He is Chief Executive Officer, India Region. He was previously General Manager East Africa & Chief Executive Officer, Kenya. Age 44.

Sherazam Mazari
Joined in 1999. He is Group Regional Head Consumer Banking. He was previously the Regional Head for the Consumer Bank in the Middle East and South Asia. Age 50.

Pamela Ann McGann
Joined in 1986 until 1988 and then rejoined in 1991. She is Group Head of Audit. She was previously Group Head of Corporate Affairs and Group Investor Relations Manager. Age 43.

Shayne Nelson
Joined in 1997. He is Chief Executive Officer and Managing Director of Standard Chartered Malaysia Berhad. He was formerly Chief Risk Officer Wholesale Bank. Age 44.

Vincent Leo Plant
Joined in 1991. He is Group Product Head, Consumer Finance. He was previously Head, Consumer Banking, Hong Kong. Age 54.

John Brian Small
Joined in 2001. He is Chief Credit Officer, Consumer Banking. He was previously Risk Head – Consumer Bank in Latin America for Citibank. Age 50.

David Frederic Miles Stileman
Joined in 1984. He is Group Head, Corporate Development. He was previously Chairman of Standard Chartered Asia and Chief Executive, Corporate Finance. Age 52.

Alexander Vincent Thursby
Joined in 1986. He is Head Corporates & Institutions Wholesale Banking N.E. Asia. He was previously Chief Executive Officer, United Arab Emirates. Age 44.

Edward Martin (Jake) Williams
Joined in 1999. He is Group Head Group Special Assets Management. He was previously General Manager – Sales and Marketing for Westpac Banking Corporation. Age 59.

Report of the Directors

The directors have pleasure in submitting their report and the accounts of the Company and its subsidiaries for the year ended 31 December 2003.

Activities

The Company is a holding company co-ordinating the activities of its subsidiary undertakings which are principally engaged in the business of banking and the provision of other financial services.

The Chairman's Statement on pages 4 and 5 and the Group Chief Executive's Review on pages 6 to 16 contain a review of the business of the Group during 2003, of recent events and of likely future developments.

Results

The results for the year are set out in the consolidated profit and loss account on page 64.

Share Capital

During the year 2,010,942 ordinary shares were issued under the Company's share option schemes at prices from 175.375 pence to 808.5 pence.

On 13 May 2003, 1,897,212 ordinary shares were issued instead of the 2002 final dividend. On 10 October 2003, 858,819 ordinary shares were issued instead of the 2003 interim dividend.

At the annual general meeting (AGM) in May 2003 the shareholders authorised the Company to buy back up to 117,010,076 of the Company's ordinary shares. This was approximately ten per cent of the Company's issued ordinary share capital as at 25 February 2003. The Company did not purchase any of its own ordinary shares during 2003 and the directors would only use this authority if they considered that the purchase would benefit the Company and shareholders.

In addition, at the AGM in May 2003, the shareholders authorised the Company to buy back up to all of the Company's issued preference share capital. During 2003 the Company repurchased and cancelled 9,486 of its 8.9 per cent preference shares of $5 each and 4,715,000 of its sterling preference shares. Details of the repurchases of preference shares can be found in note 36 to the accounts. Following the repurchases and cancellations, 331,388 US dollar preference shares and 195,285,000 sterling preference shares remain in issue.

Dividends

The directors recommend the payment of a final dividend for 2003 of 36.49 cents per ordinary share to be paid on 14 May 2004 to shareholders on the register on 27 February 2004. The interim dividend of 15.51 cents per ordinary share was paid on 10 October 2003, making a total of 52.0 cents for the year.

The ordinary shareholders will again be offered the choice to receive their cash dividends in sterling, Hong Kong dollars or US dollars. It is also intended that the share dividend alternative to the cash dividend will be offered during 2004.

Substantial Shareholdings

As far as the directors are aware Tan Sri Khoo Teck Puat was the only shareholder as at 31 December 2003 with an interest of more than ten per cent in the Company's issued ordinary share capital.

At 18 February 2004, the Company had been notified of the following interests of three per cent or more in its issued ordinary share capital.

Shareholder	Number of ordinary shares	Percentage of issued ordinary share capital
Tan Sri Khoo Teck Puat	157,329,714*	13.39*
Fidelity Investments	58,961,702	5.02
The Capital Group Companies, Inc.	39,477,548	3.36
Legal & General Investment Management Ltd	39,250,232	3.34
Prudential PLC	35,122,756	3.00

*Unchanged since 31 December 2003.

Loan Capital

Details of the loan capital of the Company and its subsidiaries are set out in note 34 to the accounts.

Fixed Assets

Details of the fixed assets of the Company are set out in note 22 to the accounts. Details of the fixed assets of the Group are set out in notes 23 and 24 to the accounts.

Directors

The directors of the Company at the date of this report are listed on pages 40 and 41.

All of the directors, with the exception of Ms R Markland and Mr P D Skinner, held office throughout the year. Ms Markland and Mr Skinner were appointed as non-executive directors on 3 November 2003.

Sir Patrick Gillam, Mr R C Chan and Mr A W P Stenham resigned as directors on 8 May 2003, and Mr B Clare resigned as a director on 31 July 2003.

Mr E M Davies, Mr M B DeNoma, Mr R H P Markham, Mr H E Norton and Lord Stewartby retire from office by rotation and will offer themselves for re-election at this year's AGM, in accordance with the Company's articles of association. Mr D G Moir and Sir Ralph Robins will retire from office at this year's AGM and will not stand for re-election.

Mr Davies and Mr DeNoma have service contracts, with a notice period of one year. Mr Markham, Ms Markland, Mr Norton, Mr Skinner and Lord Stewartby are non-executive directors and do not have service contracts.

Directors' Interests

The directors' beneficial interests in the ordinary shares of the Company as at 31 December 2003 are shown in the directors' remuneration report on pages 49 to 60.

Significant Contracts

There were no contracts of significance during the year in which any of the directors were materially interested.

Employees

The Group employs some 30,000 staff in 56 countries. The average number of people employed by the Group in the United Kingdom during the year was 1,100 and their total remuneration for the year was $222 million. Employees in all the territories where the Group operates have the opportunity to participate in the Group's sharesave schemes. This encourages their contribution to the Group's performance. Further details of the schemes are given on pages 50 to 54 and in note 36 to the accounts.

The employment policies of the Group are designed to meet the relevant social, statutory and market conditions and practices in each country where the Group operates. The Group communicates systematically with its employees on a wide range of issues. This is done by briefings to managers who are encouraged to hold subsequent meetings with staff and by circulars, publications and videos.

The Group recognises its social and statutory duty to employ disabled people and has followed a policy in the United Kingdom of providing, wherever possible, the same employment opportunities for disabled people as for others. If employees become disabled every effort is made to ensure their employment continues, with appropriate training where necessary. Further details of the Group's employees can be found in Our People on pages 18 and 19.

Areas of Operation

The Group has over 510 offices, as shown on pages 118 and 119.

Major Customers

Taken together, the five largest customers of the Group account for 2.00 per cent of the total interest income and other operating income of the Group in the year ended 31 December 2003.

Creditor Payment Policy

Operating businesses are responsible for agreeing the terms and conditions with their suppliers in the economies where they conduct business. It is the Group's policy to pay creditors when the amounts fall due for payment.

Standard Chartered PLC is a holding company and does not trade. Therefore, it is not considered meaningful to give a number of days' purchases outstanding at 31 December 2003. For the Group's operations in the United Kingdom, there were 29 days' purchases outstanding at 31 December 2003.

Community Investment

The Group recognises its responsibility to invest in the communities where it operates and to act as a good corporate citizen. In 2003, the Group gave $16.6 million to fund the work of non-governmental organisations (of which $1.4 million was given to United Kingdom registered charities, focusing on supporting their work outside the United Kingdom). Further details of community projects can be found on pages 20 to 23.

HIV/AIDS Policy

The Group is committed to addressing social, health and human rights issues confronting its employees, their families and the communities in which it operates. The Group recognises that the principle competitive advantage of any business is gained through its employees, and this advantage is only sustainable if they are healthy, skilled and motivated. HIV/AIDS directly and indirectly impacts the Group's staff and therefore its business.

A policy on HIV/AIDS has been developed by the Group to be adopted across all the countries in which the Group operates and will apply to all staff and their families in a manner consistent with existing medical cover. A copy of the Group's HIV/AIDS policy is available to shareholders on the Company's website at: www.standardchartered.com/global/csr/com/com_hiv.html.

Environmental Policy

The Group recognises that it should minimise any adverse impact of the conduct of business on the environment. It therefore aims to manage its businesses according to best practice with regard to the use of energy and other resources and by disposing of waste responsibly; by encouraging its customers to ensure that their products, processes and businesses do not damage the environment unnecessarily; and by taking environmental considerations into account in business decisions.

A copy of the Group's environmental report is available to shareholders on the Company's website at: www.standardchartered.com/ourbeliefs.

Social, Ethical and Environmental (SEE) Responsibilities

A report on SEE responsibilities can be found on page 48 and details of the Group's policies on SEE risk can be found on the Company's website: www.standardchartered.com/ourbeliefs.

Corporate Governance

A report on corporate governance is included on pages 46 to 48.

Auditors

A resolution will be proposed at the AGM to reappoint KPMG Audit Plc as auditors of the Company.

Annual General Meeting

The Company's AGM will be held at 12 noon on Tuesday 11 May 2004 at Merchant Taylors' Hall, 30 Threadneedle Street, London EC2R 8JB.

By order of the Board

D J Brimacombe
Group Secretary
18 February 2004

Corporate Governance

The Board of Standard Chartered PLC is responsible for ensuring proper standards of corporate governance are maintained and for accounting to shareholders.

This report has been prepared in accordance with the Principles of Good Governance and Code of Best Practice in the Combined Code on Corporate Governance issued by the Financial Services Authority (the 'Combined Code'). It explains how the Company has applied these principles throughout the financial year. The directors are also required to confirm that the Company has complied with the provisions of Appendix 14 (Code of Best Practice) of the Listing Rules of the Hong Kong Stock Exchange. The directors confirm that, throughout the financial year, the Company has complied with the provisions of the Combined Code and Appendix 14 of the Listing Rules of the Hong Kong Stock Exchange except that the non-executive directors of the Company were not appointed for specific terms. A review of the non-executive directors' appointments was carried out and they are now for specific terms. In addition, a review of the executive directors' notice periods following a change of control was carried out and these notice periods were reduced to one year.

Directors

The full Board meets regularly, at least eight times a year, and has a formal schedule of matters reserved for it. Two meetings a year are usually held in countries where the Group operates outside the United Kingdom. The directors use these overseas visits to meet staff, corporate customers and government officials.

The directors are given appropriate and timely information so that they can maintain full and effective control over strategic, financial, operational, compliance and governance issues.

An external independent review of Board effectiveness was carried out during 2003.

The directors have a range of skills and experience and each brings an independent judgement and considerable knowledge to the Board's discussions. On appointment, each director receives information about the Group and is advised of the legal, regulatory and other obligations of a director of a listed company. Directors may take independent professional advice at the Company's expense, in appropriate circumstances. All of the directors have access to the Company Secretary, who is responsible for ensuring that Board procedures are followed and that applicable laws and regulations are complied with. The removal of the Company Secretary would be a matter for the whole Board.

The roles of Chairman and Group Chief Executive are separate. The Board is made up of seven executive directors and nine non-executive directors. Lord Stewartby is the senior non-executive director and the Deputy Chairman of the Board. The Board considers that all of the non-executive directors, with the exception of Mr D G Moir, are independent. Mr Moir served as an executive director of the Company from January 1993 until March 2000.

All directors are subject to reappointment at least every three years.

The Board has appointed two committees of non-executive directors with specific delegated authorities: the Remuneration Committee and the Audit and Risk Committee. The Remuneration Committee also acts as the Board's Nomination Committee to consider the appointment of new directors, before seeking the final approval of the whole Board. The Board is considering setting up a separate Nomination Committee.

An external independent review of the committee structure is being carried out.

Directors' Remuneration

The Remuneration Committee determines the pay and benefits of the executive directors, including the Chairman. It consists exclusively of non-executive directors. The remuneration of all directors is subject to regular monitoring to ensure that levels of remuneration and compensation are appropriate.

A statement of the Company's remuneration policy for directors is included in the directors' remuneration report on pages 49 to 60.

Accountability and Audit

The Audit and Risk Committee is chaired by Lord Stewartby with four other non-executive directors as members. The Committee receives reports on the findings of internal and external audits and on action taken in response to these. It meets with the Group's auditors when appropriate and reviews the scope, findings and cost effectiveness of the audit and the independence and objectivity of the external auditors. It also considers changes to the Group's accounting policies and examines the annual and interim financial statements before the Board approves them. Ultimate responsibility for the approval of the annual and interim financial statements rests with the Board. In addition, the Committee regularly reviews and reports to the Board on the effectiveness of the Group's system of internal control and risk management processes.

Going Concern

The Board confirms that it is satisfied that the Group has adequate resources to continue in business for the foreseeable future. For this reason it continues to adopt the going concern basis when preparing the financial statements.

Internal Control

The Board is committed to managing risk and to controlling its business and financial activities in a manner which enables it to maximise profitable business opportunities, avoid or reduce risks which can cause loss or reputational damage, ensure compliance with applicable laws and regulations, and enhance resilience to external events.To achieve this, the Board has established a process for the identification, evaluation and management of the risks faced by the Group which operated through the year ended 31 December 2003 and to 18 February 2004, the date the Board approved this annual report and accounts. It should be recognised that such a process can only provide reasonable, not absolute, assurance against material misstatement or loss. This process is reviewed regularly by the Board and meets the requirements of the guidance entitled 'Internal Control: Guidance for Directors on the Combined Code' issued by the Institute of Chartered Accountants in England and Wales in 1999. The system of internal control of the Group is also subject to regulatory oversight in the United Kingdom and overseas.

The Financial Review on pages 24 to 39 describes the Group's risk management structure. The Group's business is conducted within a developed control framework, underpinned by policy statements, written procedures and control manuals. This ensures that there are written policies and procedures to identify and manage risk including operational risk, country risk, liquidity risk, regulatory risk, legal risk, reputational risk, market risk and credit risk. The Board has established a management structure that clearly defines roles, responsibilities and reporting lines. Delegated authorities are documented and communicated. Executive Risk Committees regularly review the Group's risk profile.

The performance of the Group's businesses is reported regularly to senior line management and the Board. Performance trends and forecasts, as well as actual performance against budgets and prior periods are closely monitored. Financial information is prepared using appropriate accounting policies which are applied consistently. Operational procedures and controls have been established to facilitate complete, accurate and timely processing of transactions and the safeguarding of assets. These controls include appropriate segregation of duties, the regular reconciliation of accounts, and the valuation of assets and positions.

The effectiveness of the Group's internal control system is reviewed regularly by the Board, its Committees, Group management, and Group Audit. Group Audit monitors compliance with policies and standards and the effectiveness of internal control structures across the Group. The work of Group Audit is focused on the areas of greatest risk as determined by a risk assessment approach. Group Audit reports regularly to the Audit and Risk Committee, the Chairman, and to the Group Chief Executive. The findings of all adverse audits are reported to the Group Chief Executive and immediate corrective action is required.

The Audit and Risk Committee has reviewed the effectiveness of the Group's system of internal control during the year ended 31 December 2003 and reported to the Board. The review was supported by an annual business self-certification process which was managed by Group Audit. The Committee has also reviewed the recommendations for provisions against bad or doubtful loans and other credit exposures.

Group Code of Conduct

The Board has approved a Group Code of Conduct relating to the lawful and ethical conduct of business. These requirements are linked to the Group's five core values. The Group Code of Conduct has been communicated to all employees. All employees are expected to observe high standards of integrity and fair dealing in relation to customers, staff, and regulators in the communities in which the Group operates.

Relations with Shareholders

The Board recognises the importance of good communications with all shareholders. There is a regular dialogue with institutional shareholders and general presentations are made when the financial results are announced. The annual general meeting is used as an opportunity to communicate with all shareholders.

The United Kingdom Combined Code and the Hong Kong Listing Rules require companies to post the notice of the annual general meeting to shareholders at least 20 working days before the date of the meeting. The Company aims to achieve this and will always give shareholders the 21days' notice required by the United Kingdom Companies Act. Separate resolutions are proposed for each substantially separate issue. The Company displays the proxy voting results on each resolution at the annual general meeting.

New Combined Code

The Board notes the revised Combined Code on Corporate Governance, which was published by the Financial Reporting Council in July 2003 (the 'New Code'), and acknowledges that it applies to the Company from 1 January 2004.

The Board supports the principles and provisions of the New Code which covers Board effectiveness and evaluation, Board balance and independence, succession planning, the procedure for the appointment, induction and ongoing training of directors, and directors' remuneration and service contracts.

The Board is pleased to report that the Company already complies with the majority of the provisions of the New Code and intends to report fully on the Company's compliance with the New Code during 2004, in the 2004 Annual Report.

Social, Ethical and Environmental Responsibilities

Standard Chartered complies with the guidelines issued by the Association of British Insurers on socially responsible investment and reporting on social, ethical and environmental (SEE) matters and is committed to the communities and environments in which it operates. The Board is responsible for ensuring that high standards of responsible business are maintained and that an effective control framework is in place. Standard Chartered has established and maintains policies and procedures in relation to social, ethical and environmental related risks. Details of these policies can be found on the Company's website: www.standardchartered.com/ourbeliefs. Through the Group's risk management structure and control framework, the Board receives regular and adequate information to identify and assess significant risks and opportunities arising from SEE matters. Formal training arrangements are in place for key SEE issues, including arrangements for directors.

Designated policy owners monitor risks in their area. They also work with line management to assist them in designing procedures to ensure compliance with these requirements. In every country the Country Management Committee (Manco) supported by the Country Operational Risk Group (CORG), is responsible for ensuring there are risk management frameworks in place to monitor, manage and report SEE risk. The Country Chief Executives chair both the Manco and CORG.

Compliance with these policies and procedures is the responsibility of all managers. In assessing, incentivising and rewarding performance, new guidance to managers was published during 2002. This explicitly states that account should be taken of adherence to all relevant Group policies, including those associated with SEE risk. Significant exceptions and emerging risks are escalated to senior management through clearly documented internal reporting procedures such as Manco. Group Audit monitors compliance with policies and standards and effectiveness of the Group's internal control structures through its programme of business audits and annual 'Turnbull Review'.

Key areas of risk are those associated with customers' social issues and any impact they may have on the natural environment. The Board recognises its responsibility to manage these risks and that failure to manage them adequately would have an adverse impact on the Group's business. These risks have always been implicitly recognised in reaching lending decisions but are now explicitly identified in the Group's lending policy. During 2003, the Group adopted the Equator Principles that set procedures, based on the International Finance Corporation guidelines, for recognising the environmental and social impacts and risks associated with project finance.

The Group continues to review and where appropriate, strengthen its money laundering prevention policies, procedures and training.

The Board is not aware of any material exceptions to its policies.

This report has been prepared by the Board Remuneration Committee and has been approved by the Board as a whole.

The Board Remuneration Committee (the Committee) is made up exclusively of non-executive directors. The members of the Committee are Mr H E Norton (Committee Chairman), Lord Stewartby, Mr Ho KwonPing and Sir Ralph Robins. Mr A W P Stenham and Mr B Clare served as members of the Committee until 8 May 2003 and 31 July 2003 respectively.

The Committee has specific terms of reference and meets at least five times a year. It considers and recommends to the Board the Group's remuneration policy and agrees the individual remuneration packages of the Group Chairman, Group Chief Executive and all other executive directors. The Committee also reviews and approves the remuneration of other highly paid senior management of the Group. No executive directors are involved in determining their own remuneration.

The tabular information on pages 55 to 60 has been audited.

Advisors to the Board Remuneration Committee

The principal advisors to the Committee are the Group Head of Human Resources (Mr T J Miller) and the Group Head of Reward (Ms K J Olley). Their advice draws on formal remuneration survey data provided by McLagan Partners and Towers Perrin. Towers Perrin also provide advice on executive compensation issues and, together with Clifford Chance LLP, on the design and operation of the Group's share plans. In addition to the above advice, Towers Perrin also provides retirement, benefit and welfare consulting services to the Group in North America.

The Committee relies upon these principal internal advisers but will draw upon independent advice as appropriate and depending upon the subject matter under discussion. The Committee did not seek any independent advice during 2003.

In addition, data required for the analysis of comparative Total Shareholder Return (for the Group's Performance Share Plan and for the comparator performance graph disclosed in this report) is provided by Thomson Financial.

Remuneration Policy

The success of the Group depends upon the performance and commitment of talented employees. The Group's remuneration policy is, and will continue to be, to:

- support a strong performance-oriented culture and ensure that individual rewards and incentives relate directly to the performance of the individual, the operations and functions for which they are responsible, the Group as a whole and take account of the interests of shareholders; and
- maintain competitive awards that reflect the international nature of the Group and enable it to attract and retain talented executives of the highest quality internationally. During 2003, over 100 per cent of the Group's trading profit came from operations outside the United Kingdom. The executive directors of the Group all bring international experience and expertise to the Group and the Group recognises that it recruits from an international marketplace.

Performance-related Remuneration

Target remuneration levels for the Group's executive directors are set with reference to the median of the FTSE 30 and the median of its key international competitors, particularly those financial institutions headquartered in the UK, continental Europe, the United States and Asia which have significant operations in the Group's principal markets. In addition, relative performance against a specific comparator group is used in conjunction with one of the Group's share plans, the 2001 Performance Share Plan. Details of this comparator group are set out on page 52.

Excellent performance both by the Group and by the individual executive director may be rewarded with higher bonus levels and share awards, taking potential total compensation to the upper quartile or higher of the Group's key international competitors.

Executive directors' target total compensation is structured to give the heaviest weighting to performance-related elements, with approximately 34 per cent of total compensation delivered through base salary, 30 per cent through an annual cash bonus plan, and 36 per cent through the estimated present value of share options and share awards.

Retirement Benefits for executive directors, as for all employees, are set to be competitive in the local market and are not performance-based.

Remuneration Structure

The remuneration arrangements for the executive directors consist of:

Base Salaries

The Group policy for executive directors as well as all other employees is that base salary levels are set at the median of the Group's key international competitors. Salary levels are reviewed annually by the Committee taking account of the latest available market data as well as the performance of the individual executive.

Any increases in annual base salary are effective from 1 April of the relevant year. The average salary increase for executive directors in 2003 (effective 1 April 2003) was 4.3 per cent.

Annual Performance Bonus

Executive directors are eligible to receive a discretionary annual bonus. The maximum award is 200 per cent of base salary. Two-thirds of that amount is payable immediately on award as a cash sum. The balance is delivered in shares in the Company which are held in an employee benefit trust for up to one year before being released to the executive and which can be forfeited if the executive leaves voluntarily during that period (the deferred bonus plan). Annual bonus awards are made wholly on the basis of Group and individual performance. Group performance is assessed on the basis of a number of quantitative and qualitative measures which include earnings per share, revenue growth, costs and cost control, bad debts, pre-tax profits, cost-income ratio and customer service.

Individual performance is appraised taking account not only of the results achieved by the executive director in respect of their own areas of responsibility, but also their support of the Group's values and contribution to the collective leadership of the Group. This principle is also applied throughout the organisation. The importance of individual performance is reflected in the variation of actual bonus awards made to executive directors in 2003.

Min award made (as multiple of base salary) in 2003	Max award made (as multiple of base salary) in 2003	Max award permitted (as multiple of base salary)
83%	162%	200%

Long Term Incentives

In order to align the interests of executive directors and employees with those of shareholders, the executive directors are eligible to participate in two of the Group's share incentive schemes, the 2001 Performance Share Plan and the 2000 Executive Share Option Scheme. Both schemes are designed to provide competitive long-term incentives which are only exercisable upon the achievement of tough performance criteria. Details of these schemes are given on pages 51 to 53. The importance placed on such programmes as a percentage of executive directors' total potential remuneration is one of the strongest indicators of the Group's commitment to paying for demonstrable performance. Awards under these schemes are entirely discretionary and are based on individual directors' performance. As shown in the table below, there is considerable variation in the levels of share awards made to executive directors, illustrating the importance the Group places on individual performance. The table shows the face value of awards made.

Name of scheme	Min award made (as multiple of salary) in 2003	Max award made (as multiple of salary) in 2003	Max grant permitted under rules (as multiple of salary)
2000 Executive Share Option Scheme	200%	400%	600%
2001 Performance Share Plan	75%	100%	100%

A performance test is therefore effectively applied both at the time of grant *and* upon vesting.

Upon recruitment to the Group, newly appointed executive directors may also be granted an award of restricted shares under the Group's 1997 Restricted Share Scheme. Such awards are made on an exceptional basis and are principally used to partly compensate such directors for share awards forfeited on leaving their previous employer. Executive directors are also eligible to participate in the Group's all-employee UK or International Sharesave Schemes on the same terms as other eligible employees.

Retirement Benefits

All of the executive directors, excluding the Chairman, are eligible for post retirement benefits. During the year, the Group reviewed the retirement benefit arrangements for its executive directors. The policy remains that the Group aims to provide a retirement benefit equivalent to two-thirds of base salary based on at least 20 years service with the Group at retirement age. The structure for delivering this benefit was simplified so that the retirement benefits are now provided through a combination of approved and/or unapproved defined benefit and cash structures depending upon when the executive director joined the Group and his geographical location. Base salary is the only element of remuneration which is pensionable. Retirement benefits are not designed to be performance-related.

Contracts of Employment

The policy for the Group is for all executive directors to be entitled to receive and be required to give twelve months notice. In line with the announcement made prior to last year's annual general meeting, the executive directors' contracts have been amended to remove the extended 24 month period which applied following a change of control of the Company. Mr Sanderson's contract did not contain such a provision and therefore no such change was made to his contract. The Committee will continue to monitor the appropriateness of its policy on directors contracts in the light of market practice and guidelines on corporate governance to ensure that the Group continues to attract and retain executive directors of the highest quality with commensurate experience.

The dates of the executive directors' contracts of employment are as follows: Mr Sanderson – 28 November 2002; Mr DeNoma and Mr Nargolwala – 11 December 2003; Mr Meddings – 12 December 2003; Mr Keljik – 16 December 2003; Mr Davies and Mr Sands – 31 December 2003.

Executive Directors (excluding Mr B K Sanderson)

Each contract is subject to 12 months rolling notice but, in any event, terminates automatically at the first annual general meeting following the executive director's 60th birthday. The contracts contain payment in lieu of notice (PILON) provisions which can be exercised at the Group's discretion. The PILON would comprise an amount equal to 12 month's base salary, pension contributions/entitlement and certain benefits and allowances (such as life assurance and car allowance). The amount of any bonus payable as part of a PILON is determined by the Committee taking into consideration individual and Group performance. Any payment under the PILON would be paid in quarterly instalments and be subject to mitigation.

There are special provisions which apply in the event that the company terminates the executive's contract in the 12 months following a change of control without giving notice. These provide that, if the executive's contract is terminated by the Group (other than where summary dismissal is appropriate or the executive serves out notice), the Group will pay in four equal instalments an amount equal to 12 month's base salary, pension contributions/ entitlement and certain benefits and allowances. The amount of bonus payable in respect of the 12 months following the date of termination is the executive's target bonus. The amount of bonus payable in respect of the performance period which the executive director worked prior to termination will be decided by the Committee taking into consideration individual and Group performance, unless such a period is less than 6 months in which case, a pro rata target bonus is payable.

Mr B K Sanderson

Mr Sanderson has a 12 month rolling contract which in any event expires on 14 October 2008. His contract contains clauses specifying payments in the event of early termination by the Group (other than where summary dismissal is appropriate). In such circumstances the contract provides for payment that would take account of his base salary and certain allowances, but excludes non cash benefits and performance related bonus for the relevant period of notice.

Non-Executive Directors

The fees of the non-executive directors are determined by the executive directors only and are non-pensionable. Non-executive directors' fees are reviewed at least every two years (last formal review in April 2002) and, as with executive directors' remuneration, reflect the international nature of the roles which they perform. Basic annual fees and Committee fees are set to be competitive against the Group's international competitors.

Current basic annual fees are $73,580 (£45,000) with additional fees for ordinary membership of a Board Committee of $14,716 (£9,000). As Chairman of the Board Remuneration Committee, Mr H E Norton receives an additional fee of $24,527 (£15,000) instead of the committee membership fee of $14,716 (£9,000). The Deputy Chairman, Lord Stewartby, who is also the Senior Independent Director, Chairman of the Audit and Risk Committee and a member of the Board Remuneration Committee, currently receives an overall annual fee of $245,265 (£150,000) inclusive of Board and Committee fees.

Further detail on non-executive directors' remuneration is set out on page 55.

Performance Graph

The graph below shows the year-on-year change over the last five years in the Group's total shareholder return alongside the total shareholder return of the FTSE100. The FTSE100 provides a broad comparator group against which the Group's shareholders may measure their relative returns. The Company is a constituent member of the FTSE100 Index and the London Stock Exchange is the principal exchange for the Company's shares. A more tailored comparator group (as described below) is used for the purpose of measuring Group performance for the Group's performance share plan.

Total Shareholder Return Performance Graph


45
30
15
0
-15
-30
Percentage TSR over the year
Standard Chartered
FTSE 100
Data provided by Thomson Financial
Jan-99
Jan-00
Jan-01
Jan-02
Jan-03
Jan-04

Long Term Incentives

2001 Performance Share Plan

Outline of the 2001 Performance Share Plan

The Plan is designed as an intrinsic part of total remuneration for the Group's executive directors and for a small number of the Group's most senior executives. It is an internationally competitive long-term incentive that focuses executives on meeting and exceeding the long-term performance targets of the Group. The performance criteria which need to be met are listed below. The Plan is administered by the Standard Chartered Employee Share Ownership Trust (the Trust) which is managed by an independent corporate trustee. Awards of nil price options to acquire shares are granted to the director and will normally be exercised between three and ten years after the date of grant if the individual is still employed by the Group. There is provision for earlier exercise in certain limited circumstances. The value of shares awarded in any year to any individual may not exceed one times their base salary.

Performance Conditions

The Committee will set appropriate performance conditions each time that awards are made under the Plan.

The performance conditions which need to be met before any award can be exercised under the Plan are summarised below, together with the reason for their selection:

Measure	Relative Total Shareholder Return (TSR)	Earnings per Share (EPS)
Explanation for use	Measuring the year-on-year growth in share price plus dividends paid to shareholders during that period, relative TSR is recognised as one of the best indicators of whether a shareholder has achieved a good return on investing in the Group relative to a basket of companies or a single index	An EPS performance condition is used as this is recognised as providing an appropriate measure of the Group's underlying financial performance

The Plan operates as follows:

The first half of the award is dependent upon the Group's TSR compared to that of a comparator group at the end of a three-year period. The Comparator Group comprises:

ABN AMRO Holding Bank NV	HSBC Holdings
Bank of America	JP Morgan Chase
Bank of East Asia	Lloyds TSB
Barclays	Overseas Chinese Banking Corporation
Citigroup	Royal Bank of Scotland
DBS Group	United Overseas Bank
Deutsche Bank	Standard Chartered
HBOS	

The following table shows the percentage of award which will normally be exercisable at the end of the relevant three-year performance period, depending on the ranking achieved in the Comparator Group:

Ranking in list of TSR Performance relative to Comparator Group companies	Percentage of award of exercisable
9th–15th	Nil
8th	20.0
7th	27.5
6th	35.0
5th	42.5
1st–4th	50.0

The other half of the award will be subject to an earnings per share (EPS) growth target applied over the same three-year period.

The following table shows the percentage of award which will normally be exercisable at the end of the relevant three-year performance period, depending on the EPS performance:

Increase in EPS (over performance period)	Percentage of award exercisable
Less than 15%	Nil
15%	20.0
30% or greater	50.0

The proportion of the award which may be exercised for EPS growth between 15 per cent and 30 per cent will be calculated on a straight-line basis.

The Committee is responsible for approving the grant and exercise of all awards made to executive directors under the Plan. The Committee may amend the performance conditions which apply to any award if the amended condition would provide a more appropriate measure of performance as long as the amended condition would be no less demanding to satisfy.

The Committee recently reviewed whether the performance conditions on awards granted in 2001 under the Plan were satisfied at the end of December 2003. The Committee determined that 69.54 per cent of the shares subject to awards granted in 2001 has now vested (EPS component 42.04 per cent and TSR component 27.5 per cent). For awards granted in 2003, normalised EPS of 74.9 cents was used as a base EPS figure. During 2003, awards over 381,820 shares were granted to executive directors under the Plan. No awards under the Plan have been exercised by executive directors in 2003.

2000 Executive Share Option Scheme

Outline

The 2000 Executive Share Option Scheme is designed as an intrinsic part of the Group's executive directors' and senior managers' total remuneration. The 2000 scheme is designed to be internationally competitive and focus executive directors and their senior management teams on delivering long term performance. An EPS performance criterion needs to be met before options can be exercised.

Executive share options to purchase ordinary shares in the Company are exercisable after the third, but before the tenth, anniversary of the date of grant. The exercise price per share is the share price at the date of grant and options can normally only be exercised if a performance condition is satisfied.

The 2000 scheme was introduced in 2000 to replace the Group's existing executive share option schemes.

Performance Conditions

EPS is used as the key performance condition under the 2000 scheme, as it is recognised as providing an appropriate measure of the Group's underlying financial performance.

An amendment to the scheme's existing EPS performance condition was approved by shareholders in 2001. Between May 2001 until December 2003, options awarded under the 2000 scheme may be exercised if the Group's EPS has increased by at least eight per cent per year for three years (i.e. at least 24 per cent over three years). Re-testing may be carried out in the fourth and fifth year after grant, but if the performance conditions have not been met at the end of the fifth year all options lapse automatically.

The Committee recently reviewed the appropriateness of the existing performance condition on the 2000 scheme. It concluded that for all future option grants a sliding scale EPS target without any retest is more appropriate. A sliding scale rather than 'all or nothing' performance criterion encourages the right behaviour in terms of improving EPS rather than focusing on one single EPS target. The revised condition mirrors the EPS target used under the 2001 Performance Share Plan and is set out below.

Increase in EPS (over performance period)	Percentage of award exercisable
Less than 15%	Nil
15%	40.0
30% or greater	100.0

The proportion of the award which may be exercised for EPS growth between 15 per cent and 30 per cent will be calculated on a straight-line basis.

The Committee also recently reviewed whether the performance conditions on the awards granted in both 2000 and 2001 under the 2000 scheme were satisfied at the end of the December 2003. The Committee determined that none and 100 per cent of the shares subject to awards granted in 2000 and in 2001 respectively had now vested.

During 2003, options over 1,084,719 and 121,211 shares were granted to the executive directors under the 2000 scheme at option exercise prices of 690.5 pence and 742.5 pence per share respectively. For options granted in 2003, normalised EPS of 74.9 cents was used as the base EPS figure. No options under the 2000 scheme were exercised by the executive directors during 2003.

1997 Restricted Share Scheme

The Group operates a discretionary Restricted Share Scheme for high performing and high potential staff at any level of the organisation who the Group wishes to motivate and retain. Except upon appointment when an executive director may be granted an award of restricted shares, the Restricted Share Scheme is not applicable to executive directors, as it has no performance conditions attached to it. Fifty per cent of the award vests two years after the date of grant and the remainder after three years. Along with the all employee sharesave schemes detailed below, the Restricted Share Scheme plays an important part in the Group's ambition to increase employee share ownership at all levels across its operations internationally.

The scheme is administered by trustees of an employee benefit trust (the Trust) which holds ordinary shares to meet its obligations under this and the Group's other long-term incentive schemes. As each executive director is within the class of beneficiary of the Trust, they are deemed, for the purposes of the Companies Act 1985, to have an interest in the shares held in the Trust. As at 31 December 2003, the Trust's holding was 9,513,386 ordinary shares (7,160,366 as at 1 January 2003).

During 2003, an award over 40,404 shares were granted to Mr Sanderson on his appointment as Chairman of the board of directors. No awards under the Restricted Share Scheme were exercised by executive directors or lapsed during 2003.

All Employee Sharesave Schemes

The Group believes strongly in encouraging employee share ownership at all levels in the organisation. It seeks to engage employees in the performance of the Group, align their interests more closely with those of shareholders and offer them an opportunity for long-term savings and a share in the Group's financial success which they help to create. The Group has operated a UK sharesave scheme since 1984 in which all UK-based employees are eligible to participate. In 1996 the International Sharesave Scheme was launched and made available to all employees based outside the UK.

Under the UK and the International Sharesave Schemes, employees have the choice of opening a three-year or a five-year savings contract. Within a period of six months after the third or fifth anniversary, employees may purchase ordinary shares in the Company. The price at which they may purchase shares is at a discount of up to 20 per cent on the share price at the date of invitation. In 2003, 40 per cent of employees globally participated in the Group's all employee sharesave schemes. There are no performance conditions attached to options granted under the all employee sharesave schemes.

In some countries in which the Group operates it is not possible to operate sharesave schemes, typically because of securities law, regulatory or other similar issues. In these countries the Group offers an equivalent cash-based scheme to its employees.

During 2003, options over 5,350 shares were granted to executive directors under the all employee sharesave schemes. In addition, executive directors exercised options over 5,164 shares. The directors' total gains on options exercised were £30,958. No options lapsed.

1997 Supplemental Share Option Scheme (closed)
No awards have been made under this scheme since February 2000 and it is anticipated that no future grants will be made under it except in exceptional circumstances. To be eligible for a grant under this scheme, participants had to retain a personal holding of at least 10,000 shares, purchased at their own expense. Options can only be exercised up to the fifth anniversary of the grant date if, during the performance period:

- the share price over 20 consecutive days exceeds the share price at the date of grant by at least 50 per cent plus RPI; and
- EPS increases by at least 25 per cent plus RPI.

Both conditions must be satisfied within five years of the date of grant. In the event of a change of control, the Committee may deem the EPS target to have been met.

During 2003, no share options under this scheme were exercised by executive directors. Options over 287,870 shares lapsed during the year.

1994 Executive Share Option Scheme (closed)
No awards have been made under this scheme since August 1999 as the scheme was replaced by the 2000 Executive Share Option Scheme. Executive share options to purchase ordinary shares in the Company are exercisable after the third, but before the tenth anniversary of the date of grant. The exercise price is the share price at the date of grant and options can only be exercised if EPS increases by at least 15 per cent over three consecutive years.

During 2003, executive directors exercised no options. No options lapsed.

1995 Restricted Share Scheme (closed)
Awards are no longer made under this scheme. Under the scheme, directors were awarded a proportion of their annual variable bonus in ordinary shares. These shares were not normally released before the third anniversary of the date of the award, and released in full between the fifth and seventh anniversary.

The scheme is administered by the trustee of the Trust. The shares held in the Trust are released at the discretion of the trustee. At the time of his retirement from the Board of Directors, Sir Patrick Gillam held 23,725 shares under the scheme, which are available for release until 2004.

Shareholding Guidelines
The Group operates a shareholding guideline policy which aims to align the interests of executives with shareholders by ensuring that they build up a significant equity stake in the Company. The key aspects of the guidelines, as outlined to shareholders at the Annual General Meeting in May 2003, are as follows:

- There is a single shareholding target for employees at specific levels.
- The current guideline levels are as follows:

Group CEO	at least 100,000 shares
Chairman/Other Group Executive Directors	at least 60,000 shares
Other senior management	at least 10,000-15,000 shares

- Executives will be expected to retain any shares acquired on the exercise of awards granted under the 2000 Executive Share Option Scheme, the 2001 Performance Share Plan and the deferred bonus plan until such time as the shareholding guideline is satisfied. However, executives may sell sufficient shares to pay for any tax and exercise price (if any).
- The Committee annually reviews the progress made by executives in terms of meeting their guideline targets. It will also continue to review the guideline levels to ensure they remain challenging and appropriate.

General

The middle market price of an ordinary share at the close of business on 31 December 2003 was 922.5 pence. The share price range during 2003 was 613.5 pence to 969.0 pence per share (based on closing middle market prices).

Full details of the directors' shares and options can be found in the Company's register of directors' interests.

Audited information

Remuneration of Directors

Directors	Notes	Salary/fees $000	Cash bonus $000	Deferred bonus $000	Benefits $000	2003 Total $000	Salary/fees $000	Bonus $000	Benefits $000	2002 Total $000
B K Sanderson	(a)	**344**	**–**	**409**	**–**	**753**	4	–	–	4
E M Davies	(b) (c)	**1,078**	**1,009**	**572**	**82**	**2,741**	906	1,127	118	2,151
M B DeNoma	(d)	**633**	**621**	**311**	**511**	**2,076**	559	751	612	1,922
C A Keljik		**646**	**545**	**273**	**25**	**1,489**	567	601	23	1,191
R H Meddings	(b)	**572**	**445**	**245**	**28**	**1,290**	66	351	3	420
K S Nargolwala	(b) (d)	**633**	**234**	**311**	**584**	**1,762**	559	631	302	1,492
P A Sands		**736**	**681**	**341**	**43**	**1,801**	427	676	24	1,127
Sir Patrick Gillam	(c) (e)	**341**	**360**	**–**	**76**	**777**	746	902	66	1,714
Sub total (executive directors)		**4,983**	**3,895**	**2,462**	**1,349**	**12,689**	3,834	5,039	1,148	10,021
Lord Stewartby	(f) (g)	**231**	**–**	**–**	**–**	**231**	250	–	–	250
Sir CK Chow		**74**	**–**	**–**	**–**	**74**	62	–	–	62
Ho KwonPing	(f)	**88**	**–**	**–**	**–**	**88**	74	–	–	74
R H P Markham	(g)	**88**	**–**	**–**	**–**	**88**	74	–	–	74
R Markland	(g) (h)	**12**	**–**	**–**	**–**	**12**	–	–	–	–
D G Moir	(i)	**237**	**–**	**–**	**–**	**237**	212	–	–	212
H E Norton	(f) (g)	**113**	**–**	**–**	**–**	**113**	92	–	–	92
Sir Ralph Robins	(f) (g)	**103**	**–**	**–**	**–**	**103**	87	–	–	87
P D Skinner	(h)	**12**	**–**	**–**	**–**	**12**	–	–	–	–
R C Chan	(j)	**26**	**–**	**–**	**–**	**26**	62	–	–	62
B Clare	(k)	**50**	**–**	**–**	**–**	**50**	74	–	–	74
A W P Stenham	(j)	**31**	**–**	**–**	**–**	**31**	130	–	–	130
Sub total (non-executive directors)		**1,065**	**–**	**–**	**–**	**1,065**	1,117	–	–	1,117
Total		**6,048**	**3,895**	**2,462**	**1,349**	**13,754**	4,951	5,039	1,148	11,138

Notes

(a) Mr Sanderson was appointed as an executive director and Chairman on 8 May 2003. Prior to this date, Mr Sanderson had been a non-executive director.

(b) The cash bonus amounts shown here are net of any amounts sacrificed to provide additional pension benefits. See page 57 for further details.

(c) The benefits column includes expenses chargeable to income tax for Mr Davies and Sir Patrick Gillam of $1,217 (2002: none) and $39,567 (2002: $30,139) respectively.

(d) Expatriate directors carrying out their duties overseas have their remuneration adjusted to take local living costs into account. This adjustment is to put them in a position, after taxation differentials, where they are no worse off as a result of carrying out their duties overseas. The benefits column includes additional benefits such as allowances for working overseas, provision of accommodation or education of children, granted to directors working overseas. For Messrs DeNoma and Nargolwala, these allowances and benefits amounted to $510,940 (2002: $611,922) and $583,608 (2002: $301,344) respectively.

(e) Sir Patrick Gillam retired as a director on 8 May 2003.

(f) Member of the Board Remuneration Committee.

(g) Member of the Audit and Risk Committee. Ms Markland was appointed as a member of the Audit and Risk Committee in February 2004.

(h) Ms Markland and Mr Skinner were appointed as non-executive directors on 3 November 2003.

(i) Mr Moir received an additional fee of $163,510 (2002: $150,300) for advisory services. This amount is shown in the table above.

(j) Mr Chan and Mr Stenham resigned as non-executive directors on 8 May 2003.

(k) Mr Clare resigned as a non-executive director on 31 July 2003.

(l) Further details on the fees for non-executive directors are shown on page 51.

(m) The amounts shown in the Deferred bonus column represents the amount of bonus that will be paid to an employee benefit trust to acquire shares in the Company of an equivalent value (2002: none).

Compensation for past directors

Mr Talwar ceased to be a director on 28 November 2001. Under the terms of the compensation agreed (which were reported in the 2002 report and accounts), Mr Talwar received the remaining final three instalments of $571,400 (£394,459) during 2003.

Audited Information continued

Retirement Benefits of Executive Directors

	2003				2002			
	Defined contribution plans:	Defined benefit plan:	Defined benefit plan:	Defined benefit plan:	Defined contribution plans:	Defined benefit plan:	Defined benefit plan:	Defined benefit plan:
	contribution during the year $000	increase in accrued pension during the year $000	total accrued pension at year end $000	transfer value of total accrued pension at year end $000	contribution during the year $000	increase in accrued pension during the year $000	total accrued pension at year end $000	transfer value of total accrued pension at year end $000
E M Davies	**27**	**51**	**107**	**1,956**	113	30	50	668
M B DeNoma	**173**	**–**	**–**	**–**	151	–	–	–
C A Keljik	**–**	**30**	**456**	**8,162**	–	19	381	6,400
R H Meddings	**53**	**22**	**55**	**762**	27	–	–	–
K S Nargolwala	**–**	**41**	**41**	**818**	151	–	–	–
P A Sands	**70**	**26**	**26**	**551**	173	–	–	–
Total	**323**	**170**	**685**	**12,249**	615	49	431	7,068

Notes

(a) Background:

The executive directors' retirement compensation scheme now comprises approved and unapproved defined benefit plans and salary supplements.

(b) Defined benefit plans:

The defined benefit plans comprise a combination of the Standard Chartered Pension Fund, an approved non-contributory scheme, and an unapproved unfunded retirement benefit scheme. The unapproved unfunded retirement benefit scheme provides that part of the benefit which cannot be provided through the approved plan. In other respects the terms of this scheme are designed to mirror the provisions of the Standard Chartered Pension Fund. For example, both have a normal retirement age of 60 and a spouse's pension of 60 per cent of the member's pension (including any amount exchanged for a cash lump sum at retirement) on death after retirement. On the death in service of a director, pension benefits are available to a spouse and dependant children and a lump sum is payable. Members of the Standard Chartered Pension Fund may retire early but on a reduced pension equivalent in value to the alternative deferred pension. Guaranteed pension increases subject to the 'Guaranteed Pension Increase Allowance' rule are given in respect of pension for service up to 5 April 1997 and five per cent per annum (or the increase in the RPI if lower) for service from 6 April 1997.

The increase in accrued pension during the year is the difference between the accrued pension at the end of 2002 increased by an allowance for inflation of 2.5 per cent (2002: 2.6 per cent) and the accrued pension at the end of 2003. The total accrued pension at year end includes benefits arising from transfer payments received in respect of service with previous employers. The table below shows the increase in accrued pensions during 2003 without any allowance for inflation, and the increase in the transfer value of the total accrued pensions between the end of 2002 and the end of 2003 for members of the defined benefit plans. The final column shows the increase in transfer value excluding benefits arising from bonus sacrifices and all transfer payments received from either the Group's defined contribution arrangements or a pension scheme of a previous employer.

Directors	Increase in accrued pension during 2003 (excluding inflation allowance) $000	Increase in the transfer value of total accrued pension during 2003 $000	Increase in the transfer value of total accrued pension during 2003 (excluding transfers in and bonus sacrifices) $000
E M Davies	53	1,228	913
C A Keljik	41	1,199	1,199
R H Meddings	22	762	399
K S Nargolwala	41	818	428
P A Sands	26	551	533

(c) The ages of the directors are shown on pages 40 and 41.

Audited Information continued

(d) *Unapproved unfunded retirement benefit scheme:*

The transfer values in respect of the unapproved unfunded retirement benefit scheme in which Mr Davies, Mr Meddings, Mr Nargolwala and Mr Sands participate have been calculated using the Group's FRS17 methodology and assumptions. Executive directors are given the opportunity to sacrifice a proportion of any potential bonus to enhance their unfunded unapproved retirement benefits. Any amounts sacrificed in respect of 2003 are shown below and the additional pension benefits have been calculated by the Bank's actuary to be at no additional cost to the Company.

Director	2003 bonus sacrifice	Current pension arising from sacrifice
E M Davies	$135,509	$7,721
R H Meddings	$45,783	$2,725
K S Nargolwala	$387,519	$19,572

The cash bonus amounts shown on page 55 are net of the bonus sacrifices shown in the above table.

(e) Amounts paid by the Group (in addition to pension payments under a funded pension scheme) to former directors or their dependants in respect of post-retirement benefits amounted to $264,921 (2002: $237,054). There were no other post-retirement benefits payments to former directors. None of these amounts first became payable after 31 March 1997.

Directors' Interests in Ordinary Shares

Name of Directors	At 1 January 2003† Total interests	Personal interests	Family interests	Other interests (d)	At 31 December 2003†† Total interests
B K Sanderson	50,000	**52,062**	**1,159**	–	**53,221**
Lord Stewartby	14,760	**14,947**	–	–	**14,947**
E M Davies	58,092	**60,490**	–	–	**60,490**
Sir CK Chow	8,664	**8,664**	–	–	**8,664**
M B DeNoma	10,000	**10,455**	–	–	**10,455**
Ho KwonPing	2,208	**2,299**	–	–	**2,299**
C A Keljik	118,766	**1,078**	**122,852**	–	**123,930**
R H P Markham	2,075	**2,160**	–	–	**2,160**
R Markland	–	**2,000**	–	–	**2,000**
R H Meddings	2,000	**2,000**	–	–	**2,000**
D G Moir	112,955	**113,392**	–	–	**113,392**
K S Nargolwala	70,897	**70,897**	–	–	**70,897**
H E Norton	4,000	**4,000**	–	–	**4,000**
Sir Ralph Robins	3,974	**4,138**	–	–	**4,138**
P A Sands	2,027	**2,111**	–	–	**2,111**
P D Skinner	–	**3,000**	–	–	**3,000**
Sir Patrick Gillam	62,719	**38,994**	–	**23,725**	**62,719**
R C Chan	2,325	**2,325**	–	–	**2,325**
B Clare	2,015	**2,015**	–	–	**2,015**
A W P Stenham	23,095	**23,095**	–	–	**23,095**

†or at date of appointment, if later.

††or at date of resignation, if earlier.

Notes

(a) The beneficial interests of directors and their families in the ordinary shares of the Company are set out above. The directors do not have any non-beneficial interests in the Company's shares.

(b) No director had an interest in the Company's preference shares or loan stock, nor the shares or loan stocks of any subsidiary or associated undertaking of the Group.

(c) No director had any corporate interests in the Company's ordinary shares.

(d) Other interests refer to shares held under the 1995 Restricted Share Scheme, details of which are set out on page 54.

Subsequent pages contain information on shareholding, share options and share awards.

Audited Information continued

Long Term Incentives

Director	Scheme	At 1 January 2003	Granted	Exercised	Lapsed	At 31 December 2003†	Weighted average exercise price (pence)	Period of exercise
B K Sanderson	2000 Scheme	–	121,211 (b)	–	–	121,211	742.5	2006-2013
	Sharesave	–	2,472	–	–	2,472	641	2008-2009
E M Davies	2000 Scheme	651,889	347,574 (c)	–	–	999,463	750.4	2004-2013
	Sharesave	2,957	–	–	–	2,957	559.5	2007-2008
	Supplemental Scheme	121,541	–	–	42,492	79,049	886.57	2004-2005
	1994 Scheme	132,848	–	–	–	132,848	754.02	2004-2009
M B DeNoma	2000 Scheme	316,828	220,130 (c)	–	–	536,958	776	2004-2013
	Sharesave	2,397	–	–	–	2,397	704	2004-2005
	Supplemental Scheme	36,585	–	–	–	36,585	820	2004-2005
	1994 Scheme	33,783	–	–	–	33,783	888	2004-2009
C A Keljik	2000 Scheme	351,034	110,065 (c)	–	–	461,099	794.84	2004-2013
	Sharesave	5,164	1,439	5,164 (d)	–	1,439	641	2006-2007
	Supplemental Scheme	100,578	–	–	28,555	72,023	844.18	2004-2005
	1994 Scheme	117,098	–	–	–	117,098	767.01	2004-2009
R H Meddings	2000 Scheme	135,957	101,375 (c)	–	–	237,332	737.36	2005-2013
	Sharesave	–	1,439	–	–	1,439	641	2006-2007
D G Moir	Supplemental Scheme	118,750	–	–	57,450	61,300	879.28	2004-2005
K S Nargolwala	2000 Scheme	385,239	110,065 (c)	–	–	495,304	792.44	2004-2013
	Supplemental Scheme	125,087	–	–	33,994	91,093	848.03	2004-2005
	1994 Scheme	99,063	–	–	–	99,063	757.1	2004-2009
P A Sands	2000 Scheme	208,865	195,510 (c)	–	–	404,375	778.98	2005-2013
	Sharesave	2,957	–	–	–	2,957	559.5	2007-2008
Sir Patrick Gillam	2000 Scheme	507,443	–	–	–	507,443	821.77	2004-2012
	Supplemental Scheme	137,003	–	–	64,929	72,074	876.19	2004-2005
	1994 Scheme	199,273	–	–	–	199,273	806.93	2004-2009

†or date of resignation

Executive Share Option Scheme Notes:

(a) Executive directors' base salaries for the purposes of determining number of shares subject to an option at the date of grant were as follows:

Director	Date of grant	Base Salary
B K Sanderson	13 May 2003	£300,000
E M Davies	5 March 2003	£600,000
M B DeNoma	5 March 2003	£380,000
C A Keljik	5 March 2003	£380,000
R H Meddings	5 March 2003	£350,000
K S Nargolwala	5 March 2003	£380,000
P A Sands	5 March 2003	£450,000

(b) Market value on date of grant (13 May 2003) was 742.5p.

(c) Market value on date of grant (5 March 2003) was 690.5p.

(d) Market value on date of exercise (1 December 2003) was 933.5p. The exercise price was 334p.

Audited Information continued

Director	Type of Scheme†	Options where market price greater than exercise price: At 31 December 2003††	Options where market price greater than exercise price: Weighted exercise price (pence)	Period of exercise	Options where market price lower than exercise price: At 31 December 2003††	Options where market price lower than exercise price: Weighted exercise price (pence)	Period of exercise
B K Sanderson	Executive Schemes	121,211	742.5	2013	–	–	–
	Sharesave Scheme	2,472	641	2009	–	–	–
E M Davies	Executive Schemes	1,211,360	758	2004-2013	–	–	–
	Sharesave Scheme	2,957	559.5	2008	–	–	–
M B DeNoma	Executive Schemes	607,326	785	2004-2013	–	–	–
	Sharesave Scheme	2,397	704	2005	–	–	–
C A Keljik	Executive Schemes	650,220	795.29	2004-2013	–	–	–
	Sharesave Scheme	1,439	641	2007	–	–	–
R H Meddings	Executive Schemes	237,332	737.60	2005-2013	–	–	–
	Sharesave Scheme	1,439	641	2007	–	–	–
D G Moir	Executive Schemes	61,300	879.28	2004-2005	–	–	–
K S Nargolwala	Executive Schemes	685,460	794.72	2004-2013	–	–	–
P A Sands	Executive Schemes	404,376	778.98	2004-2013	–	–	–
	Sharesave Scheme	2,957	559.5	2008	–	–	–
Sir Patrick Gillam	Executive Schemes	778,790	823.01	2004-2012	–	–	–

†'Executive Schemes' includes 1994 Executive Share Option Scheme, the Supplemental Share Option Scheme and the 2000 Executive Share Option Scheme.

††or date of resignation

Director	Scheme	As at 1 January 2003	Granted	Vested	As at 31 December 2003†	Period of vesting
B K Sanderson	Restricted Share Scheme	–	40,404 (b)	–	40,404	2005-2006
E M Davies	Performance Share Plan	34,500	–	–	34,500	2004
	Performance Share Plan	83,010	–	–	83,010	2005
	Performance Share Plan	–	86,893 (c)	–	86,893	2006
M B DeNoma	Performance Share Plan	32,500	–	–	32,500	2004
	Performance Share Plan	30,713	–	–	30,713	2005
	Performance Share Plan	–	55,032 (c)	–	55,032	2006
C A Keljik	Performance Share Plan	32,500	–	–	32,500	2004
	Performance Share Plan	38,392	–		38,392	2005
	Performance Share Plan	–	41,274 (c)	–	41,274	2006
R H Meddings	Performance Share Plan	–	38,015 (c)	–	38,015	2006
	Restricted Share Scheme	45,319	–	–	45,319	2004-2005
K S Nargolwala	Performance Share Plan	37,250	–	–	37,250	2004
	Performance Share Plan	51,189	–	–	51,189	2005
	Performance Share Plan	–	55,032 (c)		55,032	2006
P A Sands	Performance Share Plan	52,216	–	–	52,216	2005
	Performance Share Plan	–	65,170 (c)		65,170	2006
	Restricted Share Scheme	52,216	–	–	52,216	2004-2005
Sir Patrick Gillam	Performance Share Plan	48,750	–	–	48,750	2004
	Performance Share Plan	67,100	–	–	67,100	2005

†or date of resignation

Notes relating to the above awards can be found on page 60.

Audited Information continued

Awards notes

(a) Executive directors' base salaries for the purposes of determining number of shares subject to awards at the date of grant are set out in the notes on page 58.

(b) Market value on date of award (13 May 2003) was 742.5p.

(c) Market value on date of award (5 March 2003) was 690.5p.

Remuneration of Five Highest Paid Individuals

In addition to its responsibilities for the remuneration of executive directors, the Committee ensures that the remuneration policy of the Group is consistently applied for other senior executives. Specifically the Committee ratifies appointments of key senior executives and approves any significant remuneration packages.

Following the Company's listing on the Hong Kong Stock Exchange it is necessary to disclose certain information relating to the five highest paid employees in the Group. Set out below are details for five individuals (one of whom is not an executive director) whose emoluments (excluding bonuses or commissions linked to profits generated by the individual or collectively by the individuals) were the highest in the year ended 31 December 2003:

Components of remuneration	$'000
Basic salaries, allowances and benefits in kind	4,897
Pension contributions	399
Bonuses paid or receivable	5,919
Payments made on appointment	500
Compensation for loss of office	
– contractual	–
– other	–
Total	11,715
Total (HK$'000)	91,781

Their emoluments are within the following bands:

HK$ (approx. $ equivalent)	Number of employees
HK$14,500,001 – HK$15,000,000 ($1,862,078 – $1,926,287)	1
HK$17,000,001 – HK$17,500,000 ($2,183,126 – $2,247,335)	1
HK$17,500,001 – HK$18,000,000 ($2,247,335 – $2,311,545)	1
HK$18,500,001 – HK$19,000,000 ($2,375,755 – $2,439,964)	1
HK$20,500,001 – HK$21,000,000 ($2,953,641 – $3,017,850)	1

By order of the Board

D J Brimacombe
Group Secretary
18 February 2004

Directors' Responsibility Statement

The following statement, which should be read in conjunction with the statement of respective responsibilities of directors and auditors below, is made to distinguish the responsibilities of the directors for the financial statements from those of the auditors.

The directors are required by the Companies Act 1985 to prepare financial statements that give a true and fair view of the state of affairs of the Company and the Group as at the end of the financial year and of the profit or loss for the financial year. The financial statements must be prepared on a going concern basis unless it is inappropriate to presume that the Company and Group will continue in their business.

The directors have responsibility for ensuring that the Company keeps accounting records which disclose with reasonable accuracy the financial position of the Company and which enable them to ensure that the financial statements comply with the Companies Act 1985.

The directors also have a general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

The directors consider that, in preparing the financial statements on pages 64 to 113 inclusive, they have used appropriate accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates, and that all applicable accounting standards have been followed.

Independent Auditor's Report

to the members of Standard Chartered PLC

We have audited the financial statements on pages 64 to 113. We have also audited the information in the directors' remuneration report that is described as having been audited.

This report is made solely to the Company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work for this report, or for the opinion we have formed.

Respective Responsibilities of directors and auditors

The directors are responsible for preparing the Annual Report and the directors' remuneration report. As described on page 61, this includes responsibility for preparing the financial statements in accordance with applicable United Kingdom law and accounting standards. Our responsibilities, as independent auditors, are established in the United Kingdom by statute, the Auditing Practices Board, the Listing Rules of the Financial Services Authority, and by our profession's ethical guidance.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the directors' remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding directors' remuneration and transactions with the Group is not disclosed.

We review whether the statements on pages 44 to 48 reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report, including the corporate governance statement and the unaudited part of the directors' remuneration report, and consider whether it is consistent with the audited financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Basis of audit opinion

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the directors' remuneration report to be audited. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed. We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the directors' remuneration report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the directors' remuneration report to be audited.

Opinion

In our opinion:

- the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 31 December 2003 and of the profit of the Group for the year then ended; and
- the financial statements and the part of the directors' remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985.

KPMG Audit Plc
Chartered Accountants
Registered Auditor
London, 18 February 2004

Financial Statements, Notes to the Accounts and Other Information

Consolidated Profit and Loss Account

	Notes	2003 $million	2002 $million
Interest receivable	1	**4,790**	5,288
Interest payable	2	**(1,822)**	(2,225)
Net interest income		**2,968**	3,063
Fees and commissions receivable		**1,318**	1,160
Fees and commissions payable		**(162)**	(169)
Dealing profits	3	**525**	420
Other operating income	4	**104**	65
		1,785	1,476
Net revenue		**4,753**	4,539
Administrative expenses:			
Staff	5	**(1,353)**	(1,270)
Premises	5	**(290)**	(269)
Other	5	**(640)**	(673)
Depreciation and amortisation	7	**(381)**	(345)
Total operating expenses		**(2,664)**	(2,557)
Operating profit before provisions		**2,089**	1,982
Provisions for bad and doubtful debts	17	**(536)**	(705)
Provisions for contingent liabilities and commitments	33	**–**	(7)
Amounts written off fixed asset investments		**(11)**	(8)
Operating profit before taxation		**1,542**	1,262
Taxation	9	**(495)**	(387)
Operating profit after taxation		**1,047**	875
Minority interests (equity)		**(29)**	(31)
Profit for the year attributable to shareholders		**1,018**	844
Dividends on non-equity preference shares	10	**(55)**	(108)
Dividends on ordinary equity shares	11	**(611)**	(545)
Retained profit		**352**	191
Normalised earnings per ordinary share	12	**89.6c**	74.9c
Basic earnings per ordinary share	12	**81.5c**	57.6c
Diluted earnings per ordinary share	12	**80.5c**	57.2c
Dividend per ordinary share	11	**52.0c**	47.0c

The 2003 and 2002 results are all from continuing operations.

Consolidated Balance Sheet
at 31 December 2003

	Notes	2003 $million	2002* $million
Assets			
Cash and balances at central banks		**1,835**	1,100
Cheques in course of collection		**147**	137
Treasury bills and other eligible bills	13	**5,689**	5,050
Loans and advances to banks	14	**13,354**	16,001
Loans and advances to customers	15	**59,744**	57,009
Debt securities and other fixed income securities	20	**23,141**	20,187
Equity shares and other variable yield securities	21	**359**	193
Intangible fixed assets	23	**1,986**	2,118
Tangible fixed assets	24	**884**	928
Other assets	26, 32	**12,076**	9,106
Prepayments and accrued income		**1,067**	1,124
Total assets		**120,282**	112,953
Liabilities			
Deposits by banks	27, 30	**10,924**	10,850
Customer accounts	28, 30	**73,767**	71,626
Debt securities in issue	29, 30	**6,062**	4,877
Other liabilities	31	**14,006**	11,618
Accruals and deferred income		**1,181**	945
Provisions for liabilities and charges	33	**46**	63
Subordinated liabilities: Undated loan capital	34	**1,568**	1,542
Dated loan capital (including convertible bonds)	34	**4,399**	3,913
Minority interests: Equity	35	**83**	75
Non equity	35	**531**	174
Called up share capital	36, 37	**939**	909
Share premium account	37	**2,813**	2,764
Capital reserve	37	**5**	5
Capital redemption reserve	37	**11**	3
Premises revaluation reserve	37	**(2)**	3
Own shares held in ESOP Trust	37	**(60)**	(57)
Profit and loss account	37	**4,009**	3,643
Shareholders' funds (including non-equity interests)		**7,715**	7,270
Total liabilities and shareholders' funds		**120,282**	112,953
Memorandum items			
Contingent liabilities:			
Acceptances and endorsements	44	**716**	897
Guarantees and irrevocable letters of credit	44	**12,350**	12,199
Other contingent liabilities	44	**4,802**	4,817
		17,868	17,913
Commitments:			
Cancellable	44	**26,589**	28,815
Non-cancellable	44	**14,568**	14,988
		41,157	43,803

*Comparative restated (see note 52 on page 111).

These accounts were approved by the Board of Directors on 18 February 2004 and signed on its behalf by:

B K Sanderson
Chairman

E M Davies
Group Chief Executive

P A Sands
Group Executive Director

Consolidated Statement of Total Recognised Gains and Losses

for the year ended 31 December 2003

	Notes	2003 $million	2002 $million
Profit for the year attributable to shareholders		**1,018**	844
Exchange translation differences		**67**	–
Premises revaluation	37	**–**	(48)
Total recognised gains and losses since the last annual report		**1,085**	796

Note of Consolidated Historical Cost Profits and Losses

for the year ended 31 December 2003

There is no material difference between the results as reported and the results that would have been reported on a historical cost basis. Accordingly, no note of historical cost profits and losses has been included.

Consolidated Cash Flow Statement

	Notes	2003 $million	2002 $million
Net cash inflow from operating activities	39	**3,748**	4,778
Returns on investment and servicing of finance			
Interest paid on subordinated loan capital		**(298)**	(330)
Premium and costs on repayment of subordinated liabilities		**–**	(10)
Dividends paid to minority shareholders of subsidiary undertakings		**(22)**	(18)
Dividends paid on preference shares		**(55)**	(123)
Net cash outflow from returns on investments and servicing of finance		**(375)**	(481)
Taxation			
UK taxes paid		**(161)**	(25)
Overseas taxes paid		**(353)**	(303)
Total taxes paid		**(514)**	(328)
Capital expenditure and financial investment			
Purchases of tangible fixed assets		**(156)**	(209)
Acquisitions of treasury bills held for investment purposes		**(12,604)**	(10,453)
Acquisitions of debt securities held for investment purposes		**(49,247)**	(38,314)
Acquisitions of equity shares held for investment purposes		**(194)**	(175)
Disposals of tangible fixed assets		**14**	32
Disposals and maturities of treasury bills held for investment purposes		**12,632**	10,667
Disposals and maturities of debt securities held for investment purposes		**49,498**	35,530
Disposals of equity shares held for investment purposes		**13**	18
Net cash outflow from capital expenditure and financial investment		**(44)**	(2,904)
Net cash inflow before equity dividends paid and financing		**2,815**	1,065
Net cash outflow from disposal of interests in subsidiary and associated undertakings and the business of a branch*		**(95)**	–
Equity dividends paid to members of the Company		**(531)**	(462)
Financing			
Gross proceeds from issue of ordinary shares		**3**	399
Ordinary share issue expenses		**–**	(31)
Repurchase of preference share capital		**(20)**	(732)
Preference share repurchase expenses		**–**	(9)
Issue of subordinated loan capital		**–**	11
Repayment of subordinated liabilities		**–**	(355)
Net cash outflow from financing		**(17)**	(717)
Increase/(decrease) in cash in the year		**2,172**	(114)

* A net figure of $17 million was paid to counterparties for the net sale/purchase of the business of a branch. $112 million worth of cash and cash equivalents were included in balances transferred on sale of the business of a branch, which is included in the $95 million net outflow.

Company Balance Sheet

at 31 December 2003

	Notes	2003 $million	2002* $million
Fixed assets			
Investments in subsidiary undertakings	22	**9,473**	8,902
Current assets			
Amounts owed by subsidiary undertakings		**137**	651
Prepayments and accruals		**–**	6
Taxation		**118**	180
		255	837
Creditors: amounts due within one year			
Proposed dividend		**429**	385
Amounts owed to subsidiary undertakings		**–**	528
Other creditors, including taxation		**16**	14
		445	927
Net current liabilities		**(190)**	(90)
Total assets less current liabilities		**9,283**	8,812
Creditors: amounts due after more than one year			
Undated subordinated loan capital	34	**1,568**	1,542
		7,715	7,270
Capital and reserves			
Called up share capital	36, 38	**939**	909
Share premium account	38	**2,813**	2,764
Capital reserve	38	**5**	5
Capital redemption reserve	38	**11**	3
Revaluation reserve	38	**3,662**	3,120
Profit and loss account	38	**285**	469
Shareholders' funds (including non-equity interests)		**7,715**	7,270

*Comparative restated (see note 52 on page 111).

These accounts were approved by the Board of Directors on 18 February 2004 and signed on its behalf by:

B K Sanderson
Chairman

E M Davies
Group Chief Executive

P A Sands
Group Executive Director

Principal Accounting Policies

Accounting Convention
The accounts of the Company and of the Group have been prepared under the historical cost convention, modified by the revaluation of certain fixed assets and dealing positions. The following accounting policies have been consistently applied.

Group Accounts
The consolidated accounts of the Group comprise the accounts of the Company and its subsidiary undertakings for the year ended 31 December 2003 and are drawn up in accordance with Part VII Chapter II of the UK Companies Act 1985 (the Act), applicable Accounting Standards and the British Bankers' Association's Statements of Recommended Accounting Practice.

Company Accounts
The Company accounts are drawn up in accordance with Section 228 of, and Schedule 4 to, the Act and applicable Accounting Standards. As permitted by Section 230 of the Act, the Company's profit and loss account has not been included in these financial statements.

Bad and Doubtful Debts
Provisions for bad and doubtful debts are held in respect of loans and advances, including cross border exposures. The provisions comprise two elements – specific and general.

Provisions against loans and advances are based on an appraisal of the loan portfolio. Specific provisions are made where the repayment of identified loans is in doubt and reflect an estimate of the amount of loss expected. The general provision is for the inherent risk of losses which, although they have not been separately identified, are known from experience to be present in any loan portfolio and to other material uncertainties where specific provisioning is not appropriate. The amount of the general provision reflects past experience and judgements about current conditions in particular locations or business sectors.

Provisions are made against cross border exposures where a country may experience or has experienced external liquidity problems and doubts exist as to whether full recovery will be achieved.

Provisions are applied to write off advances, in part or in whole, when they are considered wholly or partly irrecoverable. In prior years, advances against which provisions were outstanding for two years or more were written down to their net book value. Prior periods have been restated accordingly.

Interest on loans and advances is accrued to income until such time as reasonable doubt exists about its collectability; thereafter, and until all or part of the loan is written off, interest continues to accrue on customers' accounts, but is not included in income. Such suspended interest is deducted from loans and advances on the balance sheet.

Debt Securities, Equity Shares and Treasury Bills
Securities, including equity shares and treasury bills, which are intended for use on a continuing basis in the Group's activities are classified as investment securities. They include portfolios of securities held in countries where the Group is required to maintain a stock of liquid assets. Investment securities are stated at cost less any provision for permanent diminution in value. The cost of dated investment securities is adjusted to reflect the amortisation or accretion of premiums and discounts on acquisition on a straight-line basis over the residual period to maturity. The amortisation and accretion of premiums and discounts are included in interest income.

Securities other than investment securities are classified as dealing securities and are held at market value. Where the market value of such securities is higher than cost, the original cost is not disclosed as its determination is not practicable.

Deferred Taxation
In accordance with Financial Reporting Standard 19 – Deferred tax, deferred taxation is provided in full, subject to the recoverability of deferred tax assets, arising from the inclusion of income and expenditure in taxation computations in periods different from these in which they are included in the financial statements, on timing differences at the rates of taxation anticipated to apply when the differences crystallise.

Equipment Leased to Customers and Instalment Credit Agreements
Assets leased to customers under agreements which transfer substantially all the risks and rewards associated with ownership, other than legal title, are classified as finance leases. The balance sheet amount represents total minimum lease payments receivable less unearned income. Income from finance leases is recognised in the profit and loss account in proportion to the funds invested. Fixed rate instalment credit agreements are treated in a similar manner to finance leases.

Lease agreements other than finance leases are classified as operating leases. Operating leases are included in loans and advances but are treated as fixed assets and depreciated over the shorter of the lease term and the estimated useful life of the asset. The profits arising from operating leases are recognised in the profit and loss account on a straight-line basis over the duration of each lease.

Income arising from the residual interest in instalment credit agreements which have been sold is credited to the profit and loss account as it accrues. Expenses incurred in generating this income are deferred and amortised over the duration of the income flow and in proportion to it.

Foreign Currencies
Assets and liabilities in foreign currencies are expressed in US dollar terms at rates of exchange ruling on the balance sheet date. Profits and losses earned in foreign currencies are expressed in US dollar terms at the average exchange rate of each currency against US dollar during the year. Exchange

differences arising from the balance sheet period end rate and the profit and loss average rate are taken to reserves. Gains or losses arising from positions taken to hedge such profits and losses are included in the profit and loss account.

Translation differences arising from the application of closing rates of exchange to opening net assets denominated in foreign currencies are taken directly to reserves.

Exchange differences arising on the translation of opening net monetary assets and results of operations in areas experiencing hyper-inflation are included in the profit and loss account. Non-monetary assets in these areas are not retranslated.

All other exchange differences arising from normal trading activities, and on branch profit and dividend remittances to the United Kingdom, are included in the profit and loss account.

Investments in Subsidiary Undertakings

Investments in subsidiary undertakings are stated in the balance sheet of the Company at the Company's share of their attributable net assets, together with any long-term loans provided by the Company to the subsidiary undertakings.

Off-Balance Sheet Financial Instruments

Off-balance sheet financial instruments are valued with reference to market prices and the resultant profit or loss is included in the profit and loss account, except where the position in the instrument has been designated as a hedge when the profit or loss resulting from marking them to market is dealt with in the same way as the accounting treatment applied to the position hedged.

Trading positions are valued at market rates, and non-trading positions are valued on the same basis as the items being hedged. Netting occurs where transactions with the same counterparty meet the following requirements. The balances must be determinable and in freely convertible currencies. The Standard Chartered entity can insist on net settlement, and this ability is beyond doubt.

Retirement Benefits

The Group operates some 50 retirement benefit schemes throughout the world. Arrangements for retirement benefits for members of staff are made in a variety of ways in accordance with local regulations and customs. The major schemes are of the defined benefit type.

The pension costs relating to these schemes are assessed in accordance with the advice of qualified actuaries. The assets of the schemes are generally held in separate funds administered by trustees.

The cost of providing pensions and other post-retirement benefits for employees is charged to the profit and loss account over their expected working lives.

The Group is complying with the transitional requirements of FRS17– Retirement Benefits.

Sale and Repurchase Agreements

These are arrangements under which assets are sold by one party to another on terms that provide for the seller to repurchase the assets in certain circumstances at a later date.

Where the substance of the transaction is that of a secured loan, the sale and any apparent profit will not be recorded as such in the books of the seller, but the proceeds of sale will be recorded as a deposit.

Swaps and Sales of Assets

Assets acquired through debt exchange transactions are included in the accounts in the same line as the original underlying asset at the directors' assessment of their fair value. Where the asset represents exposure to a country which is experiencing payment difficulties, it is stated at its principal amount and any provision required to reduce the exposure to its fair value is included with other provisions of a like nature.

Profits and losses on sales of assets are calculated by reference to their net carrying amount, whether at historical cost (less any provisions made) or at a valuation, at the time of disposal.

Tangible Fixed Assets

Freehold and long leasehold premises (premises with unexpired lease terms of 50 years or more) are included in the accounts at their historical cost or at the amount of any subsequent valuation. Leasehold premises with no long-term premium value are not revalued.

Land is not depreciated. Freehold premises are amortised on a straight-line basis over their estimated residual lives. Leasehold premises are amortised over the remaining term of each lease on a straight-line basis.

Equipment, including fixed plant in buildings, computers and capitalised software development expenditure, is stated at cost and is depreciated on a straight-line basis over its expected economic life, which is six years on a weighted average basis.

Intangible Fixed Assets

Any purchased goodwill is capitalised and amortised to nil, on a straight-line basis, over its estimated useful life. The amortisation period of capitalised goodwill is up to 20 years, being the period over which the Group expects to derive economic benefit from the assets. Purchased goodwill arising on consolidation in respect of acquisitions before 1 January 1998 was written off through reserves in the year of acquisition and has not been restated. Any goodwill previously written off through reserves is charged through the profit and loss account in the year of disposal.

Fees and Commissions

Fees or commissions which represent a payment for a service provided in setting up a transaction, are credited to the profit and loss account once they are receivable.

Fees or commissions which in substance amount to an additional interest charge, are recognised over the life of the underlying transaction on a level yield basis.

1. Interest Receivable

	2003 $million	2002 $million
Balances at central banks	**3**	3
Treasury bills and other eligible bills	**222**	256
Loans and advances to banks	**373**	675
Loans and advances to customers	**3,341**	3,536
Profit on close out of interest rate swaps to hedge preference share dividends	**–**	57
Listed debt securities	**417**	447
Unlisted debt securities	**434**	314
	4,790	5,288

2. Interest Payable

	2003 $million	2002 $million
Deposits by banks	**390**	396
Customer accounts:		
Current and demand accounts	**105**	164
Savings deposits	**68**	106
Time deposits	**832**	1,131
Debt securities in issue	**133**	125
Subordinated loan capital:		
Wholly repayable within five years	**37**	14
Other	**257**	289
	1,822	2,225

3. Dealing Profits

	2003 $million	2002 $million
Income from foreign exchange dealing	**396**	319
Profits less losses on dealing securities	**12**	65
Other dealing profits	**117**	36
	525	420

4. Other Operating Income

	2003 $million	2002 $million
Other operating income includes:		
Profits less losses on disposal of investment securities	**62**	18
Dividend income	**14**	5

5. Administrative Expenses

	2003 $million	2002 $million
Staff costs:		
Wages and salaries	**990**	951
Social security costs	**25**	26
Other pension costs (note 6)	**114**	73
Other staff costs	**224**	220
	1,353	1,270
Premises and equipment expenses:		
Rental of premises	**150**	142
Other premises and equipment costs	**125**	111
Rental of computers and equipment	**15**	16
	290	269
Other expenses (see below)	**640**	673
Total administrative expenses	**2,283**	2,212

Other expenses include $5.5 million (2002: $5.2 million) in respect of auditors' remuneration for the Group of which $0.4 million (2002: $0.4 million) relates to the Company. The auditors of the Company, KPMG Audit Plc and their associated firms, also received $4.2 million (2002: $9.3 million) in respect of non-audit services provided to the Group's UK subsidiaries. Details of non audit services are reflected below.

	2003 $million	2002 $million
Non audit fees paid to KPMG Audit Plc and its associated firms:		
Review of half year results (2002 full audit in connection with capital raising)	**0.5**	3.4
Regulatory reviews	**1.4**	2.3
Capital raising activities	**–**	0.8
Assistance with business acquisitions and disposals	**0.1**	0.5
Tax advisory	**0.9**	0.5
Other assistance	**1.3**	1.8
Total	**4.2**	9.3

6. Retirement Benefits

The total charge for benefits under the Group's retirement benefit schemes was $114 million (2002: $73 million), of which $78 million (2002: $36 million) was for defined benefit pension schemes, $34 million (2002: $35 million) was for defined contribution pension schemes and $2 million (2002: $2 million) was for post-retirement benefits other than pensions. These have been assessed under the accounting standard, Statement of Standard Accounting Practice 24 – Retirement benefits (SSAP24).

UK Scheme

The financial position of the Group's principal retirement benefit scheme, the Standard Chartered Pension Fund (the 'Fund') (a defined benefit scheme) is assessed in the light of the advice of an independent qualified actuary. The most recent actuarial assessment of the Fund for the purpose of funding was performed as at 31 December 2002 by T. Cunningham, Fellow of the Institute of Actuaries, of Lane, Clark and Peacock Actuaries, using the projected unit method. The assumptions having the most significant effect on the outcome of this valuation were:

Return from investments held for pensioners	5.0 per cent per annum
Return from investments held for non-pensioners before retirement	6.4 per cent per annum
Return from investments held for non-pensioners after retirement	5.2 per cent per annum
General increase in salaries	4.8 per cent per annum
Increase in pensions:	
In deferment (where applicable)	2.3 per cent per annum
In payment* (pre April 1997 service)	2.3 per cent per annum
In payment (post April 1997 service)	2.3 per cent per annum

*Applies to discretionary increases and some guaranteed increases.

6. Retirement Benefits continued

Applying these assumptions, at the valuation date the market value of the assets of the Fund ($1,197 million) was sufficient to cover 97 per cent of the benefits that had accrued to members (84 per cent including the allowance for discretionary benefit increases). The Group paid an additional contribution of $114 million into the Fund on 30 December 2003 to improve the financial position of the Fund. No further additional contributions are currently expected to be required until 1 January 2009.

Contributions payable to the Fund during 2003 were set at 17.1 per cent of pensionable salary for all United Kingdom (UK) and seconded staff and 31.7 per cent of pensionable salary for international staff. These increased to 22.5 per cent and 38.4 per cent respectively with effect from 1 January 2004.

Pension costs for the purpose of these accounts were assessed using the same method, but the assumptions were different in several respects. In particular, the return from investments held for pensioners was 5.1 per cent per annum, the return from investments held for non-pensioners was 7.4 per cent per annum prior to retirement, and 5.5 per cent per annum after retirement.

During 2003 payments of $139 million (2002: $16 million) were made to the Fund and the charge in these accounts for pension costs attributable to the Fund was $27 million (2002: $8 million). This was made up of a regular cost of $7 million (2002: $9 million) and a variation charge of $20 million (2002: credit of $1 million), being the annual cost of spreading the deficit using the straight-line method over an eleven year period (2002: ten years). There were no material charges in respect of benefit improvements.

With effect from 1 July 1998 the Fund was closed to new entrants and all new employees are since offered membership of a defined contribution scheme.

Charges to the profit and loss account in 2003 in respect of other UK pension schemes amounted to $16 million (2002: $9 million).

Overseas Schemes

The actuarial positions of the Group's principal overseas defined benefit pension schemes have been assessed at various dates since 31 December 2002 by independent qualified actuaries. The total market value of the assets of the schemes at their respective assessment dates was $227 million, and the total actuarial value of these assets was sufficient to cover 82 per cent of the benefits that had accrued to members after allowing for expected future increases in earnings. Within this total, there were schemes which had deficits amounting to $54 million.

Contributions payable to the principal overseas scheme in 2003 ranged between 8 per cent and 23 per cent and these are expected to remain at these levels in the next few years.

The total charge to the profit and loss account in 2003 for all overseas schemes was $71 million (2002: $56 million), of which $42 million (2002: $28 million) was for defined benefit schemes, $27 million (2002: $26 million) was for defined contribution schemes and $2 million (2002: $2 million) was for post-retirement benefits other than pensions. The charge of $71 million comprises a regular cost of $40 million, and a variation charge of $31 million in respect of the spreading of other surpluses and deficits.

Other assets (note 26) includes $88 million (2002: $11 million liability) representing the excess of contributions paid into the schemes concerned compared with the accumulated amount charged against the Group's profits in 2003 and previous years in respect of pension costs, together with a $14 million liability (2002: $13 million) representing provisions for post-retirement benefits other than pensions.

Financial Reporting Standard 17– Retirement Benefits

The disclosures required under the transitional arrangements within Financial Reporting Standard 17– Retirement Benefits (FRS17) have been calculated by qualified independent actuaries based on the most recent full actuarial valuations updated to 31 December 2003. (The effective date of the full valuations ranges between 31 December 2000 and 31 December 2002.)

Separate figures are disclosed for the UK Fund[1], Overseas Defined Benefit, Post-Retirement Medical and Other Unfunded Schemes.

The financial assumptions used at 31 December 2003 were:

	Funded Defined Benefit Schemes					
	UK Fund[1]			Overseas Pension Schemes[2]		
	2003 %	2002 %	2001 %	2003 %	2002 %	2001 %
Price inflation	**2.80**	2.30	2.50	**2.00-3.50**	1.50-3.50	1.50-3.50
Salary increases	**5.30**	4.80	5.00	**4.80-7.00**	4.00-7.00	4.25-7.00
Pension increases	**2.40***	2.30	2.50	**0.00-2.40**	2.25-3.00	2.50-3.00
Discount rate	**5.50**	5.70	6.00	**5.00-8.00**	5.00-12.00	5.75-12.00
Post-retirement medical trend rate	**N/A**	N/A	N/A	**N/A**	N/A	N/A

* Pension increases for the UK Fund range from 2.2. per cent to 2.6 per cent. The average has been stated. Deferred pension increases for the UK Fund are assumed to be 2.8 per cent.

[1] Due to the closure of the UK Fund to new entrants under the projected unit method, the current service cost will increase as the members of the scheme approach retirement.

[2] The range of assumptions shown are for Hong Kong, India, Jersey, Kenya and the United States.

6. Retirement Benefits continued

	Unfunded Schemes					
	Post-retirement Medical[1]			Other		
	2003 %	2002 %	2001 %	**2003** %	2002 %	2001 %
Price inflation	**2.50**	1.75	2.00	**2.50-3.50**	1.75-3.50	2.00-3.50
Salary increases	**4.00**	4.00	4.25	**4.00-5.30**	4.00-7.00	4.25-7.00
Pension increases	**N/A**	N/A	N/A	**2.40**	2.30	2.50
Discount rate	**6.25**	6.75	7.25	**5.50-7.00**	5.70-8.50	6.00-9.00
Post-retirement medical rate	**10% in 2003 reducing by 1% per annum to 5% in 2008**	10% in 2002 reducing by 1% per annum to 5% in 2007	12% in 2001 reducing by 1% per annum to 5% in 2008	**N/A**	N/A	N/A

[1] These values only cover the Post-Retirement Medical Plan in the United States.

The assets and liabilities of the schemes, attributable to defined benefit members, at 31 December were:

	Funded Defined Benefit Schemes				Unfunded Schemes			
	UK Fund		Overseas schemes		Post-retirement Medical		Other	
At 31 December 2003	**Expected return on assets %**	**Value $million**	**Expected return on assets %**	**Value $million**	**Expected return on assets %**	**Value $million**	**Expected return on assets %**	**Value $million**
Equities	**8.60**	**543**	**7.00-9.50**	**131**	**N/A**	**N/A**	**N/A**	**N/A**
Bonds	**4.80-5.50**	**813**	**5.50-8.00**	**93**	**N/A**	**N/A**	**N/A**	**N/A**
Property	**6.70**	**1**	**6.70-8.00**	**4**	**N/A**	**N/A**	**N/A**	**N/A**
Others	**4.90**	**73**	**2.50-8.00**	**7**	**N/A**	**N/A**	**N/A**	**N/A**
Total market value of assets		**1,430**		**235**		**N/A**		**N/A**
Present value of the schemes' liabilities		**(1,509)**		**(279)**		**(12)**		**(25)**
Deficit*		**(79)**		**(44)**		**(12)**		**(25)**
Related deferred tax asset		**24**		**13**		**4**		**8**
Net pension asset/(liability)		**(55)**		**(31)**		**(8)**		**(17)**

	Funded Defined Benefit Schemes				Unfunded Schemes			
	UK Fund		Overseas schemes		Post-retirement Medical		Other	
At 31 December 2002	Expected return on assets %	Value $million	Expected return on assets %	Value $million	Expected return on assets %	Value $million	Expected return on assets %	Value $million
Equities	8.30	237	7.00-12.00	98	N/A	N/A	N/A	N/A
Bonds	4.50	855	5.25-12.00	83	N/A	N/A	N/A	N/A
Property	6.40	1	7.00-12.00	2	N/A	N/A	N/A	N/A
Others	4.60	35	1.75-12.00	5	N/A	N/A	N/A	N/A
Total market value of assets		1,128		188		N/A		N/A
Present value of the schemes' liabilities		(1,235)		(265)		(14)		(7)
Deficit*		(107)		(77)		(14)		(7)
Related deferred tax asset		32		23		4		2
Net pension asset/(liability)		(75)		(54)		(10)		(5)

*No scheme contains a surplus that is non recoverable.

6. Retirement Benefits continued

At 31 December 2001	Funded Defined Benefit Schemes: UK Fund – Expected return on assets %	UK Fund – Value $million	Overseas schemes – Expected return on assets %	Overseas schemes – Value $million	Unfunded Schemes: Post-retirement Medical – Expected return on assets %	Post-retirement Medical – Value $million	Other – Expected return on assets %	Other – Value $million
Equities	9.00	289	7.00-12.00	135	N/A	N/A	N/A	N/A
Bonds	4.90	712	7.00-12.00	73	N/A	N/A	N/A	N/A
Property	7.00	1	7.00-12.00	2	N/A	N/A	N/A	N/A
Others	5.30	49	7.00-12.00	10	N/A	N/A	N/A	N/A
Total market value of assets		1,051		220		N/A		N/A
Present value of the schemes' liabilities		(1,044)		(264)		(13)		(9)
Deficit*		7		(44)		(13)		(9)
Related deferred tax asset		(2)		13		4		3
Net pension asset/(liability)		5		(31)		(9)		(6)

*No scheme contains a surplus that is non-recoverable.

If the above amounts had been recognised in the accounts, the Groups net assets and profit and loss reserve at the year end would be as follows:

	2003 $million	*2002** $million
Net assets excluding pension liability	**7,715**	7,270
Pension liability	**(111)**	(144)
Net assets including pension liability	**7,604**	7,126
Profit and loss account excluding pension liability	**4,009**	3,643
Pension liability	**(111)**	(144)
Profit and loss account	**3,898**	3,499

*Comparative restated (see note 52 on page 111).

The pension expense for defined benefit schemes on the FRS17 basis was:

Year ending 31 December 2003	**Funded Defined Benefit Schemes: UK Fund $million**	**Overseas $million**	**Unfunded Schemes: Post-retirement medical $million**	**Other $million**	**Total $million**
Current service cost	**11**	**22**	**–**	**4**	**37**
Past service cost	**(2)**	**–**	**–**	**8**	**6**
(Gain)/loss on settlement & curtailments	**–**	**(5)**	**–**	**–**	**(5)**
Total charge to operating profit	**9**	**17**	**–**	**12**	**38**
Expected return on pension scheme assets	**(59)**	**(14)**	**–**	**–**	**(73)**
Interest on pension scheme liabilities	**69**	**15**	**1**	**1**	**86**
Charge to investment income	**10**	**1**	**1**	**1**	**13**
Total charge to profit before deduction of tax	**19**	**18**	**1**	**13**	**51**
(Gain)/loss on assets*	**(42)**	**(25)**	**–**	**–**	**(67)**
Experience (gain)/loss on liabilities	**15**	**(5)**	**(3)**	**2**	**9**
Loss on change of assumptions	**109**	**10**	**1**	**3**	**123**
Total (gain)/loss recognised in Statement of Total Recognised Gains and Losses before tax	**82**	**(20)**	**(2)**	**5**	**65**

*In excess of expected return.

6. Retirement Benefits continued

Year ending 31 December 2002	Funded Defined Benefit Schemes UK Fund $million	Funded Defined Benefit Schemes Overseas $million	Unfunded Schemes Post-retirement medical $million	Unfunded Schemes Other $million	Total $million
Current service cost	10	22	1	–	33
Past service cost	2	–	–	–	2
(Gain)/loss on settlement & curtailments	1	1	–	6	8
Total charge to operating profit	13	23	1	6	43
Expected return on pension scheme assets	(65)	(17)	–	–	(82)
Interest on pension scheme liabilities	64	17	1	–	82
Charge/(credit) to investment income	(1)	–	1	–	–
Total charge to profit before deduction of tax	12	23	2	6	43
(Gain)/loss on assets*	63	36	–	–	99
Experience (gain)/loss on liabilities	(14)	(16)	–	1	(29)
Loss on change of assumptions	71	11	1	1	84
Total (gain)/loss recognised in Statement of Total Recognised Gains and Losses before tax	120	31	1	2	154

*In excess of expected return.

Movement in the pension schemes and post-retirement medical deficit during the year comprise:

	Funded Defined Benefit Schemes UK Fund $million	Funded Defined Benefit Schemes Overseas $million	Unfunded Schemes Post-retirement medical $million	Unfunded Schemes Other $million	Total $million
Surplus/(deficit) at 1 January 2003	(107)	(77)	(14)	(7)	(205)
Contributions	139	33	1	1	174
Current service cost	(11)	(22)	–	(4)	(37)
Past service cost	2	–	–	(8)	(6)
Settlement/curtailment costs	–	5	–	–	5
Other finance income/(charge)	(10)	(1)	(1)	(1)	(13)
Actuarial (loss)/gain	(82)	20	2	(5)	(65)
Exchange rate adjustment	(10)	(2)	–	(1)	(13)
Surplus/(deficit) at 31 December 2003	(79)	(44)	(12)	(25)	(160)

	Funded Defined Benefit Schemes UK Fund $million	Funded Defined Benefit Schemes Overseas $million	Unfunded Schemes Post-retirement medical $million	Unfunded Schemes Other $million	Total $million
Surplus/(deficit) at 1 January 2002	7	(44)	(13)	(9)	(59)
Contributions	16	27	2	10	55
Current service cost	(10)	(22)	(1)	–	(33)
Past service cost	(2)	–	–	–	(2)
Settlement/curtailment costs	(1)	(1)	–	(6)	(8)
Other finance income/(charge)	1	–	(1)	–	–
Actuarial (loss)/gain	(120)	(31)	(1)	(2)	(154)
Exchange rate adjustment	2	(6)	–	–	(4)
Surplus/(deficit) at 31 December 2002	(107)	(77)	(14)	(7)	(205)

6. Retirement Benefits continued

The history of experience gains and losses for the financial year is as follows:

	2003 $million	2002 $million
(Gain)/loss on scheme assets:		
Amount ($million)	**(67)**	99
% of scheme assets at end of year	**4.02%**	7.52%
Experience (gain)/loss on scheme liabilities:		
Amount ($million)	**9**	(29)
% of scheme liabilities at end of year	**0.49%**	1.91%
Total actuarial loss recognised in statement of total recognised gains and losses:		
Amount ($million)	**65**	154
% of scheme liabilities at end of year	**3.56%**	10.12%

7. Depreciation and Amortisation

	2003 $million	2002 $million
Goodwill	**134**	156
Premises	**43**	46
Equipment	**204**	143
	381	345

8. Directors and Officers

Directors' emoluments

Details of directors' pay and benefits and interests in shares are disclosed in the directors' remuneration report on pages 49 to 60.

Transactions with directors, officers and others

As at 31 December 2003, the total amounts to be disclosed under the Companies Act 1985 (the Act) and the Listing Rules of the Stock Exchange of Hong Kong about loans to directors and officers were as follows:

	2003 Number	2003 $000	2002 Number	2002 $000
Directors	**3**	**21**	3	9
Officers*	**12**	**6,373**	11	6,726

*For this disclosure, the term 'officers' means the company secretary and band 1 senior management.

There were no other transactions, arrangements or agreements outstanding for any director, connected person or officer of the Company which have to be disclosed under the Act, the rules of the UK Listing Authority or the Listing Rules of the Stock Exchange of Hong Kong.

9. Taxation

	2003 $million	2002 $million
Analysis of taxation charge in the period		
The charge for taxation based upon the profits for the period comprises:		
United Kingdom corporation tax at 30 per cent (2002: 30 per cent):		
Current tax on income for the year	**351**	266
Adjustments in respect of prior periods	**(34)**	17
Double taxation relief	**(286)**	(180)
Foreign tax:		
Current tax on income for the period	**491**	382
Adjustments in respect of prior periods	**(26)**	(56)
Total current tax	**496**	429
Deferred tax:		
Origination/reversal of timing differences	**(1)**	(42)
Tax on profits on ordinary activities	**495**	387

Overseas taxation includes taxation on Hong Kong profits of $109 million (2002: $31 million) provided at a rate of 17.5 per cent (2002: 16 per cent) on the profits assessable in Hong Kong.

The current taxation charge for the year is higher than the standard rate of corporation tax in the United Kingdom, 30 per cent. The differences are explained below:

	2003 $million	2002 $million
Current tax reconciliation:		
Profit on ordinary activities before taxation	**1,542**	1,262
Current tax at 30 per cent (2002: 30 per cent)	**463**	379
Effects of:		
Goodwill amortisation not deductible for tax purposes	**39**	46
Higher taxes on overseas earnings	**60**	55
Non-allowable depreciation	**6**	9
Adjustments to tax charge in respect of previous periods	**(59)**	(39)
Other items	**(13)**	48
Gains covered by capital losses brought forward	**–**	(69)
Total current taxation charge	**496**	429

10. Dividends on Non-equity Preference Shares

	2003 $million	2002 $million
Non-cumulative irredeemable preference shares:		
7³/₈ per cent preference shares of £1 each	**12**	11
8¼ per cent preference shares of £1 each	**13**	12
Non-cumulative redeemable preference shares:		
8.9 per cent preference shares of $5 each	**30**	85
	55	108

11. Dividends on Ordinary Equity Shares

	2003 Cents per share	2003 $million	2002 Cents per share	2002 $million
Interim	**15.51**	**182**	14.10	160
Final	**36.49**	**429**	32.90	385
	52.00	**611**	47.00	545

The 2003 final dividend of 36.49 cents per share will be paid in either sterling, Hong Kong dollars, or US dollars on 14 May 2004 to shareholders on the UK register of members at the close of business on 27 February 2004 and to shareholders on the Hong Kong branch register of members at the opening of business in Hong Kong (9.00am Hong Kong time) on 27 February 2004. It is intended that shareholders will be able to elect to receive shares credited as fully paid instead of all or part of the final dividend. Details of the dividend will be sent to shareholders on or around 22 March 2004.

12. Earnings per Ordinary Share

	2003 Profit $million	2003 Average number of shares ('000)	2003 Amount per share	2002 Profit $million	2002 Average number of shares ('000)	2002 Amount per share
Basic earnings per ordinary share						
Profit attributable to ordinary shareholders	**963**	**1,167,333**		736	1,135,664	
Premium paid on repurchase of preference shares	**(12)**			(82)		
Basic earnings per ordinary share	**951**	**1,167,333**	**81.5c**	654	1,135,664	57.6c
Effect of dilutive potential ordinary shares						
Convertible bonds	**21**	**34,488**		17	34,488	
Options	**–**	**6,161**		–	2,168	
Diluted earnings per ordinary share	**972**	**1,207,982**	**80.5c**	671	1,172,320	57.2c

Normalised earnings per ordinary share

The Group measures earnings per share on a normalised basis. This differs from earnings defined in Financial Reporting Standard 14. The following table shows the calculation of normalised earnings per share, i.e. based on the Group's results excluding amortisation of goodwill, profits/losses of a capital nature and profits/losses on repurchase of share capital.

	2003 $million	2002 $million
Basic earnings per ordinary share, as above	**951**	654
Premium paid on repurchase of preference shares	**12**	82
Amortisation of goodwill	**134**	156
Profits less losses on disposal of investment securities	**(62)**	(18)
Amounts written off fixed asset investments	**11**	8
Impairment of tangible fixed assets	**–**	9
Profit on close-out of interest rate swap to hedge preference share dividends	**–**	(57)
Tax charge relating to profit on interest rate swap	**–**	17
Normalised earnings	**1,046**	851
Normalised earnings per ordinary share	**89.6c**	74.9c

Please refer to note 36 for details of the repurchase of preference shares.

13. Treasury Bills and Other Eligible Bills

	2003 $million	2002 $million
Dealing securities	**156**	164
Investment securities	**5,533**	4,886
Total treasury bills and other eligible bills	**5,689**	5,050

The estimated market value of treasury bills and similar securities held for investment purposes amounted to $5,541 million (2002: $4,895 million).

Treasury bills and other eligible bills include $86 million (2002: $202 million) of bills sold subject to sale and repurchase transactions.

The change in the book amount of treasury bills and similar securities held for investment purposes comprised:

	Historical cost $million	Amortisation of discounts/ premiums $million	Book amount $million
At 1 January 2003	**4,866**	**20**	**4,886**
Exchange translation differences	**558**	**(1)**	**557**
Acquisitions	**12,706**	**–**	**12,706**
Maturities and disposals	**(12,645)**	**(5)**	**(12,650)**
Amortisation of discounts and premiums	**–**	**34**	**34**
At 31 December 2003	**5,485**	**48**	**5,533**

At 31 December 2003, unamortised discounts on treasury bills and similar securities held for investment purposes amounted to $11 million (2002: $10 million) and there were $1 million unamortised premiums (2002: $5 million).

14. Loans and Advances to Banks

	2003 $million	2002 $million
Repayable on demand	**3,826**	2,396
With a residual maturity of:		
Three months or less	**4,950**	8,896
Between three months and one year	**3,350**	4,047
Between one and five years	**705**	387
Over five years	**592**	385
	13,423	16,111
Provisions for bad and doubtful debts (note 17)	**(59)**	(103)
Interest in suspense (note 18)	**(10)**	(7)
	13,354	16,001

Loans and advances to banks include balances with central banks and other regulatory authorities amounting to $1,361 million (2002: $1,239 million) which are required by local statute and regulation and $nil (2002: $128 million) which are subordinated to the claims of other parties.

15. Loans and Advances to Customers

	2003 $million	2002* $million
Repayable on demand	**7,181**	8,161
With a residual maturity of:		
Three months or less	**16,321**	15,453
Between three months and one year	**8,308**	7,631
Between one and five years	**12,429**	11,673
Over five years	**18,144**	16,994
	62,383	59,912
Specific provisions for bad and doubtful debts (note 17)	**(1,602)**	(1,721)
General provisions (note 17)	**(425)**	(468)
Interest in suspense (note 18)	**(612)**	(714)
	59,744	57,009

**Corporate loans and advances to customers against which provisions have been outstanding for two years or more are no longer written down. Prior periods have been restated (see accounting policy note on page 69).*

There are loans of $4 million (2002: $4 million) which are subordinated to the claims of other parties.

The Group's exposure to credit risk is concentrated in Hong Kong and the Asia Pacific region. The Group is affected by the general economic conditions in the territories in which it operates. The Group sets limits on the exposure to any counterparty, and credit risk is spread over a variety of different personal and commercial customers. The Group has outstanding residential mortgage loans to Hong Kong residents of approximately $12.5 billion (2002: $13.0 billion).

The following table shows loans and advances to customers by each principal category of borrower's business or industry:

	One year or less $million	One to five years $million	Over five years $million	2003 Total $million	2002 Total $million
Loans to individuals:					
Mortgages	**2,072**	**4,333**	**14,320**	**20,725**	20,388
Other	**4,963**	**3,551**	**1,903**	**10,417**	9,213
Consumer Banking	**7,035**	**7,884**	**16,223**	**31,142**	29,601
Agriculture, forestry and fishing	**626**	**57**	**19**	**702**	562
Construction	**343**	**85**	**12**	**440**	344
Commerce	**4,921**	**433**	**70**	**5,424**	4,984
Electricity, gas and water	**666**	**142**	**166**	**974**	716
Financing, insurance and business services	**4,477**	**684**	**638**	**5,799**	5,939
Loans to governments	**1,008**	**78**	**25**	**1,111**	945
Mining and quarrying	**436**	**250**	**54**	**740**	809
Manufacturing	**6,721**	**1,314**	**360**	**8,395**	8,323
Commercial real estate	**1,162**	**692**	**14**	**1,868**	1,819
Transport, storage and communication	**1,826**	**635**	**485**	**2,946**	2,786
Other	**375**	**175**	**78**	**628**	649
Wholesale Banking	**22,561**	**4,545**	**1,921**	**29,027**	27,876
General provision				**(425)**	(468)
				59,744	57,009

16. Assets Leased to Customers

	2003 $million	2002 $million
Finance leases	270	315
Instalment credit agreements	867	832
	1,137	1,147

Assets leased to customers are included in loans and advances to customers.

The cost of assets acquired during the year for leasing to customers under finance leases and instalment credit agreements amounted to $146 million (2002: $203 million).

The aggregate amounts of leasing income receivable, including capital repayments, under finance leases amounted to $203 million (2002: $183 million).

17. Provisions for Bad and Doubtful Debts

	2003		2002*	
	Specific $million	General $million	Specific $million	General $million
Provisions held at 1 January	1,824	468	2,059	468
Exchange translation differences	33	–	15	–
Amount utilised	–	(33)	–	–
Amounts written off	(910)	–	(1,006)	–
Recoveries of amounts previously written off	84	–	65	–
Other	84	–	(14)	–
New provisions	904	–	1,012	–
Recoveries/provisions no longer required	(358)	(10)	(307)	–
Net charge against profit	546	(10)	705	–
Provisions held at 31 December	1,661	425	1,824	468

*Prior period has been restated (see accounting policy note on page 69). Corporate loans and advances to customers against which provisions have been outstanding for two years or more are no longer written down to their net book value.

The following table shows specific provisions by each principal category of borrower's business or industry:

	2003 $million	2002* $million
Loans to individuals:		
Mortgages	85	76
Other	63	51
Consumer Banking	148	127
Agriculture, forestry and fishing	22	29
Construction	47	90
Commerce	469	556
Electricity, gas and water	17	16
Financing, insurance and business services	78	80
Loans to governments	–	–
Mining and quarrying	24	37
Manufacturing	618	652
Commercial real estate	23	20
Transport, storage and communication	62	27
Other	94	87
Wholesale Banking	1,454	1,594
Provision for bad and doubtful debts against loans and advances to customers (note 15)	1,602	1,721
Provisions for bad and doubtful debts against loans and advances to banks (note 14)	59	103
Total provisions for bad and doubtful debts	1,661	1,824

*Prior period has been restated (see accounting policy note on page 69). Corporate loans and advances to customers against which provisions have been outstanding for two years or more are no longer written down to their net book value.

18. Interest in Suspense

	2003 $million	2002* $million
At 1 January	**853**	803
Exchange translation differences	**(4)**	7
Withheld from profit	**135**	199
Amounts written off	**(259)**	(156)
Other	**–**	–
At 31 December	**725**	853
Total interest in suspense relating to:		
Loans and advances to customers (note 15)	**612**	714
Loans and advances to banks (note 14)	**10**	7
Prepayments and accrued income	**103**	132
	725	853

*Prior period has been restated (see accounting policy note on page 69). Corporate loans and advances to customers against which provisions have been outstanding for two years or more are no longer written down to their net book value.

19. Non-performing Loans

	SCNB (LMA) $million	Other $million	2003 Total $million	SCNB (LMA) $million	Other $million	2002* Total $million
Loans and advances on which interest is suspended	**772**	**3,031**	**3,803**	781	3,476	4,257
Specific provisions for bad and doubtful debts	**(112)**	**(1,549)**	**(1,661)**	(91)	(1,733)	(1,824)
Interest in suspense	**–**	**(622)**	**(622)**	–	(721)	(721)
	660	**860**	**1,520**	690	1,022	1,712

*Corporate loans and advances to customers against which provisions have been outstanding for two years or more are no longer written down to their net book value. Prior period has been restated (see accounting policy note on page 69).

The Group acquired Standard Chartered Nakornthon Bank (SCNB) (formerly Nakornthon Bank) in September 1999. Under the terms of the acquisition, non-performing loans (NPLs) of THB38.84 billion ($981 million) were subject to a Loan Management Agreement (LMA) with the Financial Institutions Development Fund (FIDF), a Thai Government agency. Under the LMA, the FIDF has guaranteed the recovery of a principal amount of the NPLs of THB23 billion ($581 million). The LMA also provides, inter alia, for loss sharing arrangements whereby the FIDF will bear up to 85 per cent of losses in excess of the guaranteed amount. The carrying cost of the NPLs is reimbursable by the FIDF to SCNB every half year for a period of five years from the date of acquisition.

Excluding the SCNB non-performing loan portfolio, subject to the LMA, specific provisions and interest in suspense together cover 72 per cent (2002: 71 per cent) of total non-performing lending to customers.

	Customers $million	Banks $million	2003 Total $million	Customers $million	Banks $million	2002 Total $million
Gross loans and advances on which interest is suspended	**104**	**–**	**104**	189	–	189
Gross loans and advances on which provisions have been raised	**3,535**	**164**	**3,699**	3,856	212	4,068
Total gross loans and advances on which interest is suspended	**3,639**	**164**	**3,803**	4,045	212	4,257

Income suspended in the period amounted to $206 million (2002: $259 million). Income recognised in the period was $71 million (2002: $60 million).

20. Debt Securities and Other Fixed Income Securities

	Book amount Investment securities $million	Book amount Dealing securities $million	Book amount Total debt securities $million	2003 Valuation Investment securities $million
Issued by public bodies:				
Government securities	7,496	819	8,315	7,570
Other public sector securities	476	–	476	478
	7,972	819	8,791	8,048
Issued by banks:				
Certificates of deposit	4,086	65	4,151	4,072
Other debt securities	5,215	353	5,568	5,212
	9,301	418	9,719	9,284
Issued by other issuers:				
Bills discountable with recognised markets	–	17	17	–
Other debt securities	3,528	1,086	4,614	3,489
	3,528	1,103	4,631	3,489
Total debt securities	20,801	2,340	23,141	20,821
Of which:				
Listed on a recognised UK exchange	5,855	–	5,855	5,846
Listed elsewhere	5,298	957	6,255	5,301
Unlisted	9,648	1,383	11,031	9,674
	20,801	2,340	23,141	20,821

Book amount investment securities:	
One year or less	10,993
One to five years	8,445
More than five years	1,363
	20,801

20. Debt Securities and Other Fixed Income Securities continued

2002	Book amount Investment securities $million	Book amount Dealing securities $million	Book amount Total debt securities $million	Valuation Investment securities $million
Issued by public bodies:				
Government securities	5,498	733	6,231	5,606
Other public sector securities	599	–	599	607
	6,097	733	6,830	6,213
Issued by banks:				
Certificates of deposit	4,260	32	4,292	4,258
Other debt securities	4,494	247	4,741	4,492
	8,754	279	9,033	8,750
Issued by other issuers:				
Bills discountable with recognised markets	–	113	113	–
Other debt securities	3,547	664	4,211	3,556
	3,547	777	4,324	3,556
Total debt securities	18,398	1,789	20,187	18,519
Of which:				
Listed on a recognised UK exchange	4,167	24	4,191	4,169
Listed elsewhere	7,244	692	7,936	7,350
Unlisted	6,987	1,073	8,060	7,000
	18,398	1,789	20,187	18,519
Book amount investment securities:				
One year or less	9,033			
One to five years	7,976			
More than five years	1,389			
	18,398			

Debt securities include $559 million (2002: $552 million) of securities sold subject to sale and repurchase transactions, and $698 million (2002: $552 million) which are subordinated to the claims of other parties.

The valuation of listed investments is at market value and of unlisted investments at directors' estimate.

The change in the book amount of debt securities held for investment purposes comprised:

	Historical cost $million	Amortisation of discounts/ premiums $million	Book amount $million
At 1 January 2003	**18,383**	**15**	**18,398**
Exchange translation differences	**1,475**	**10**	**1,485**
Acquisitions	**50,266**	**–**	**50,266**
Maturities and disposals	**(49,333)**	**(93)**	**(49,426)**
Amortisation of discounts and premiums	**–**	**78**	**78**
At 31 December 2003	**20,791**	**10**	**20,801**

At 31 December 2003, unamortised premiums on debt securities held for investment purposes amounted to $163 million (2002: $307 million) and unamortised discounts amounted to $366 million (2002: $21 million).

21. Equity Shares and Other Variable Yield Securities

	2003 Book amount Investment securities $million	2003 Valuation Investment securities $million	2002* Book amount Investment securities $million	2002* Valuation Investment securities $million
Listed on a recognised UK exchange	**1**	**1**	1	1
Listed elsewhere	**261**	**353**	69	66
Unlisted	**97**	**97**	123	123
	359	**451**	193	190
One year or less	**14**	**14**	6	5
One to five years	**40**	**44**	45	46
More than five years	**–**	**–**	–	–
Undated	**305**	**393**	142	139
	359	**451**	193	190

*Comparative restated (see note 52 on page 111).

The valuation of listed securities is at market value and of unlisted securities at directors' estimate.

Income from listed equity shares amounted to $5 million (2002: $1 million) and income from unlisted equity shares amounted to $9 million (2002: $4 million).

The change in the book amount of equity shares held for investment purposes comprised:

	Historical cost $million	Provisions $million	Book* amount $million
At 1 January 2003	225	(32)	193
Exchange translation differences	4	(1)	3
Acquisitions	194	–	194
Disposals	(19)	1	(18)
Amortisation	–	(5)	(5)
Other	(6)	(2)	(8)
At 31 December 2003	398	(39)	359

22. Investments in Subsidiary Undertakings

	Historical cost $million	Revaluation reserve $million	Loans $million	Total* $million
At 1 January 2003	4,240	3,120	1,542	8,902
Exchange translation differences	3	–	26	29
Increase in net assets of subsidiary undertakings	–	542	–	542
At 31 December 2003	4,243	3,662	1,568	9,473

*Comparative restated (see note 52 on page 111).

22. Investments in Subsidiary Undertakings *continued*

At 31 December 2003, the principal subsidiary undertakings, all indirectly held and principally engaged in the business of banking and provision of other financial services, were as follows:

Country and place of incorporation or registration	Main areas of operation	Group interest in ordinary share capital
Standard Chartered Bank, England and Wales	United Kingdom, Middle East, South Asia, Asia Pacific, Americas and, through Group companies, Africa	100%
Standard Chartered Bank Malaysia Berhad, Malaysia	Malaysia	100%
Manhattan Card Company Limited, Hong Kong	Hong Kong	100%
Standard Chartered Nakornthon Bank Public Company Limited,Thailand	Thailand	75%
Banco Standard Chartered, Peru	Peru, Venezuela, Colombia and Americas	100%
Standard Chartered Capital Management (Jersey) LLC	United States	100%
Standard Chartered Receivables (UK) Limited	United Kingdom	100%
Standard Chartered Financial Investments Limited	United Kingdom	100%
Standard Chartered Debt Trading Limited	United Kingdom	100%

In 2003 the Group invested in a number of new entities that were set up for the purpose of structured transactions. All of these entities are consolidated into the Group Financial Statements.

Details of all Group companies will be filed with the next annual return of the Company.

23. Intangible Fixed Assets

	Goodwill $million
Cost	
At 1 January 2003	**2,498**
Movements during the year	**2**
At 31 December 2003	**2,500**
Provisions for amortisation	
At 1 January 2003	**380**
Amortisation charged in the year	**134**
At 31 December 2003	**514**
Net book value at 31 December 2003	**1,986**
Net book value at 31 December 2002	2,118

Purchased goodwill in respect of acquisitions post 1 January 1998 is being amortised on a straight-line basis over a period of between 10 and 20 years. Prior to 1998 purchased goodwill was written off through reserves in the year of acquisition. Movements during the year related to the acquisition of an internet bank in South Africa.

24. Tangible Fixed Assets

	Premises $million	Equipment $million	Total $million
Cost or valuation			
At 1 January 2003	**614**	**788**	**1,402**
Exchange translation differences	**9**	**24**	**33**
Additions	**43**	**113**	**156**
Disposals and fully depreciated assets written off	**(37)**	**(98)**	**(135)**
Other	**(24)**	**67**	**43**
At 31 December 2003	**605**	**894**	**1,499**
Depreciation			
Accumulated at 1 January 2003	**109**	**365**	**474**
Exchange translation differences	**3**	**12**	**15**
Charge for the year	**43**	**204**	**247**
Attributable to assets sold or written off	**(26)**	**(95)**	**(121)**
Accumulated at 31 December 2003	**129**	**486**	**615**
Net book value at 31 December 2003	**476**	**408**	**884**
Net book value at 31 December 2002	505	423	928

	2003 $million	2002 $million
Premises – analysis of net book value		
Freehold	**153**	153
Long leasehold	**75**	74
Short leasehold	**248**	278
	476	505
Premises – cost or valuation		
At cost	**197**	196
At valuations made:		
1999	**13**	22
2002	**395**	396
	605	614
On the historical cost basis, the book amount of premises amounted to:		
Cost	**660**	661
Accumulated depreciation	**(166)**	(145)
Net book value	**494**	516

Valuations were carried out on an open market existing use basis by the directors based upon the advice of independent qualified professional valuers. The net book value of premises occupied by the Group for its own activities at 31 December 2003 was $476 million (2002: $505 million). Cost or valuation of premises subject to depreciation at 31 December 2003 was $499 million (2002: $484 million).

25. Future Rental Commitments Under Operating Leases

The Group's future annual rental commitments under operating leases are as follows:

	2003		2002	
	Premises $million	**Equipment $million**	Premises $million	Equipment $million
Annual rental on operating leases expiring:				
Within one year	**10**	**6**	12	1
Between one and five years	**35**	**4**	31	1
Five years or more	**26**	**–**	33	–
	71	**10**	76	2

The majority of leases relating to premises are subject to rent reviews.

26. Other Assets

	2003 $million	2002 $million
Mark-to-market adjustments arising on foreign exchange and interest rate contracts	**7,778**	5,031
Hong Kong SAR Government certificates of indebtedness (note 41)	**2,249**	2,015
Assets awaiting sale	**1**	13
Provision for retirement benefits (see note 33)	**74**	–
Deferred taxation (note 32)	**271**	236
Other	**1,703**	1,811
	12,076	9,106

The Hong Kong SAR Government certificates of indebtedness are subordinated to the claims of other parties.

27. Deposits by Banks

	2003 $million	2002 $million
Repayable on demand	**3,894**	2,742
With agreed maturity dates or periods of notice, by residual maturity:		
Three months or less	**5,057**	6,718
Between three months and one year	**1,502**	1,112
Between one and five years	**446**	277
Over five years	**25**	1
	10,924	10,850

The deposits by banks over five years at 31 December 2003 are on a fixed rate charge. $6 million is charged at 3 per cent and $19 million at 5.56 per cent.

28. Customer Accounts

	2003 $million	2002 $million
Repayable on demand	**31,619**	24,730
With agreed maturity dates or periods of notice, by residual maturity:		
Three months or less	**35,789**	39,691
Between three months and one year	**5,615**	5,539
Between one and five years	**742**	1,666
Over five years	**2**	–
	73,767	71,626

29. Debt Securities in Issue

	2003			2002		
	Certificates of deposit of $100,000 or more $million	Other debt securities in issue $million	Total $million	Certificates of deposit of $100,000 or more $million	Other debt securities in issue $million	Total $million
By residual maturity:						
Three months or less	**1,711**	**612**	**2,323**	1,642	142	1,784
Between three and six months	**487**	**52**	**539**	411	138	549
Between six months and one year	**1,030**	**59**	**1,089**	648	28	676
Between one and five years	**1,552**	**459**	**2,011**	1,527	152	1,679
Over five years	**13**	**87**	**100**	27	162	189
	4,793	**1,269**	**6,062**	4,255	622	4,877

30. Structure of Deposits

The following table sets out the structure of the Group's deposits by principal geographic regions where it operates at 31 December 2003 and 31 December 2002:

	2003 $million	2002 $million
Deposits by banks (note 27)	**10,924**	10,850
Customer accounts (note 28)	**73,767**	71,626
Debt securities in issue (note 29)	**6,062**	4,877
	90,753	87,353

30. Structure of Deposits continued

2003

	Asia Pacific					MESA				
	Hong Kong $million	Singapore $million	Malaysia $million	Other Asia Pacific $million	India $million	UAE $million	Other Middle East & Other South Asia $million	Africa $million	Americas, UK & Group Head Office $million	Total $million
Non interest bearing current and demand accounts	2,997	1,814	781	944	1,049	775	920	867	433	10,580
Interest bearing current and demand accounts	14,294	1,538	94	1,906	3	599	325	991	3,863	23,613
Savings deposits	22	492	453	978	786	214	1,080	520	4	4,549
Time deposits	12,671	7,751	2,833	4,993	2,987	2,108	1,480	749	8,105	43,677
Other deposits	16	45	593	803	230	169	246	150	20	2,272
Total	30,000	11,640	4,754	9,624	5,055	3,865	4,051	3,277	12,425	84,691
Deposits by banks (note 27)	1,097	921	733	1,725	1,234	955	305	160	3,794	10,924
Customer accounts (note 28)	28,903	10,719	4,021	7,899	3,821	2,910	3,746	3,117	8,631	73,767
	30,000	11,640	4,754	9,624	5,055	3,865	4,051	3,277	12,425	84,691
Debt securities in issue (note 29)	2,068	346	351	783	87	–	–	1	2,426	6,062
Total	32,068	11,986	5,105	10,407	5,142	3,865	4,051	3,278	14,851	90,753

2002

	Asia Pacific					MESA				
	Hong Kong $million	Singapore $million	Malaysia $million	Other Asia Pacific $million	India $million	UAE $million	Other Middle East & Other South Asia $million	Africa $million	Americas, UK & Group Head Office $million	Total $million
Non interest bearing current and demand accounts	1,341	992	828	597	807	775	690	696	428	7,154
Interest bearing current and demand accounts	10,841	1,860	76	1,590	3	197	303	908	2,939	18,717
Savings deposits	553	455	514	1,117	584	195	956	416	11	4,801
Time deposits	14,615	7,779	2,739	4,812	2,722	2,190	1,341	525	11,726	48,449
Other deposits	5	382	444	1,097	113	120	290	26	878	3,355
Total	27,355	11,468	4,601	9,213	4,229	3,477	3,580	2,571	15,982	82,476
Deposits by banks (note 27)	649	1,356	422	2,183	1,078	749	407	113	3,893	10,850
Customer accounts (note 28)	26,706	10,112	4,179	7,030	3,151	2,728	3,173	2,458	12,089	71,626
	27,355	11,468	4,601	9,213	4,229	3,477	3,580	2,571	15,982	82,476
Debt securities in issue (note 29)	1,813	177	295	358	82	–	–	–	2,152	4,877
Total	29,168	11,645	4,896	9,571	4,311	3,477	3,580	2,571	18,134	87,353

31. Other Liabilities

	2003 $million	2002 $million
Mark-to-market adjustments arising on foreign exchange and interest rate contracts	**7,792**	5,454
Notes in circulation (note 41)	**2,249**	2,015
Short positions in treasury bills	**73**	69
Short positions in debt securities	**461**	178
Current taxation	**228**	255
Proposed dividend	**439**	385
Other liabilities	**2,764**	3,262
	14,006	11,618

Short positions in treasury bills and short positions in debt securities are stated at market value.

32. Deferred Taxation

	2003 $million	2002 $million
Deferred taxation comprises:		
Accelerated tax depreciation	**14**	1
Provisions for bad debts	**(180)**	(173)
Other timing differences	**(105)**	(64)
	(271)	(236)
Changes in deferred taxation balances during the year comprised:		
At 1 January	**(236)**	(188)
Exchange translation differences	**(21)**	(4)
Charge against (credit to)/profit	**(1)**	(42)
Other	**(13)**	(2)
At 31 December	**(271)**	(236)

The net deferred tax asset is included in other assets.

	2003 $million	2002 $million
No account has been taken of the following potential deferred taxation assets/(liabilities):		
Accelerated tax depreciation	**–**	–
Tax losses carried forward	**26**	53
Provisions for bad debts	**20**	20
Other	**10**	10
Unrelieved foreign tax	**143**	76
Premises revaluation	**(16)**	(16)

No provision is made for any tax liability which might arise on the disposal of subsidiary undertakings at the amounts stated in these accounts, other than in respect of disposals which are intended in the foreseeable future. As it is expected that substantially all such assets will be retained by the Group, it is considered that no useful purpose would be served by attempting to quantify the unprovided potential liability.

33. Provisions for Liabilities and Charges

	Provision for restructuring $million	Provision for retirement benefits $million	Provision for contingent liabilities and commitments $million	Other provisions	Total $million
At 1 January 2003	23	24	16	–	63
Exchange translation differences	–	(2)	1	–	(1)
Charge against profit	(3)	114	–	12	123
Provisions utilised	(20)	(207)	1	(12)	(238)
Other	–	(3)	23	5	25
At 31 December 2003	–	(74)	41	5	(28)
Less: *reclassified to other assets*					74
					46

In August 2000, the Group announced a major efficiency programme to improve efficiency and customer service. This involved a major restructuring and reshaping of the Group's business. The remaining provision has been utilised in 2003.

34. Subordinated Loan Capital

	2003 $million	2002* $million
Undated – Company		
Primary Capital Floating Rate Notes:		
$400 million	400	400
$300 million (Series 2)	300	300
$400 million (Series 3)	400	400
$200 million (Series 4)	200	200
£150 million	268	242
Undated subordinated loan capital – Group	1,568	1,542
Dated – Subsidiary undertakings		
£30 million Floating Rate Notes 2009	53	48
£300 million 6.75 per cent Notes 2009	480	433
€600 million 5.375 per cent Notes 2009	676	562
$25 million Floating Rate Notes 2004/2009	25	25
BWP 75 million Floating Rate Notes 2012	17	14
$325 million Floating Rate Notes 2005/2010	312	311
€575 million 4.5 per cent Notes 2010	714	592
$700 million 8.0 per cent subordinated notes 2031	621	620
€500 million 8.16 per cent non-cumulative Trust Preferred Securities 2010	624	518
£300 million 8.103 per cent Step-Up Callable Perpetual Trust Preferred Securities	531	479
£200 million Step-Up Notes 2022	346	311
Dated subordinated loan capital – Group	4,399	3,913
Dated subordinated loan capital – repayable:		
Within one year	25	–
Between one and two years	1,026	–
Between two and five years	–	928
Over five years	3,348	2,985
Dated subordinated loan capital – Group	4,399	3,913
Total subordinated liabilities	5,967	5,455

*Comparative restated (see note 52 on page 111).

34. Subordinated Loan Capital continued

All dated and undated loan capital described above is unsecured, unguaranteed and subordinated to the claims of other creditors including, without limitation, customer deposits and deposits by banks.

On 17 March 2000, the Group issued at par €575 million of 4.5 per cent Subordinated Guaranteed Convertible Bonds via a Jersey incorporated subsidiary, Standard Chartered Finance (Jersey) Ltd. The bondholders have the right to convert each bond (denominated in units of €1,000 face value) into one fully paid €1,000 Preference Share in Standard Chartered Finance (Jersey) Ltd at any time on or after 26 April 2000. These will be exchanged immediately for ordinary shares in Standard Chartered PLC at a price of 1,018.70 pence per ordinary share (the 'exchange price', which is subject to adjustment as set out in the offering circular). Unless previously redeemed, purchased and cancelled or converted, bonds will be redeemed on 30 March 2010, although they may be redeemed at Standard Chartered's option after 15 April 2005. They may be redeemed earlier if 85 per cent of the bonds have been converted.

On 11 May 2001, the Group issued Tier 1 Capital £300 million of 8.103 per cent Step-up Callable Perpetual Trust Preferred Securities. They are redeemable at the option of Standard Chartered Bank ("the Bank") on 11 May 2016 or on any coupon payment date thereafter. Dividends are set at a rate of 8.103 per cent per annum until 2016. Thereafter they will be reset every five years as the aggregate of 4.275 per cent and the five year benchmark gilt-rate. The preferred securities may, at the Bank's option, be either exchanged or their terms varied so that they become Upper Tier 2 securities, upon the occurrence of certain tax or regulatory events.

On 22 March 2000, the Group issued Tier 1 Capital €500 million of 8.16 per cent Non-cumulative Trust Preferred Securities in Standard Chartered Capital Trust 1LP, a Delaware statutory business trust, representing a corresponding amount of 8.16 per cent Non-cumulative Partnership Preferred Securities of Standard Chartered Capital 1LP, a Delaware limited partnership in which Standard Chartered Bank ('the Bank') is the general partner. The securities may be redeemed at the option of the Bank in its capacity as general partner of the Partnership in whole or (in certain circumstances) in part on 23 March 2010 or in whole or in part on any dividend payment date thereafter. Dividends are fixed at 8.16 per cent for ten years and at Euribor plus 3.8 per cent thereafter. The securities will be exchanged for preference shares in Standard Chartered PLC in the event that they have not been redeemed by 2045, the Bank's or Group's total capital ratio is less than the regulatory minimum or the Partnership is liquidated. The holders of the securities will have the right, subject to the Partnership's right of redemption, to exchange their securities for the cash proceeds of a sale of ordinary shares of Standard Chartered PLC on 23 March 2010.

On 30 October 2000, the Group issued £200 million Undated Subordinated Step-Up Notes. They are redeemable at the option of the Bank at par on 31 January 2022. The coupon is 7.75 per cent fixed until 31 January 2022, when the rate will be re-fixed.

The Group policy is to manage its capital actively. During 2002 the Group bought back a portion of its subordinated debt issues on the open market. The amounts stated are net of the repurchases.

35. Minority Interests

The change in minority shareholders' interests in subsidiary undertakings comprised:

	Equity $million	Non equity $million	Total $million
At 1 January 2003	75	174	249
Exchange translation differences	3	–	3
Additions	–	355	355
Retained profits	7	–	7
Other	(2)	2	–
At 31 December 2003	83	531	614

Non equity minority interests include third party investments in the Global Liquidity Fund.

36. Called-up Share Capital

Authorised

The authorised share capital of the Company at 31 December 2003 was $4,971 million (2002: $4,671 million) made up of 2,632 million ordinary shares of $0.50 each, 500 million non-cumulative preference shares of £1 each, 300 million non-cumulative preference shares of $5 each and one million non-cumulative preference shares of €1,000 each.

	Preference shares of $5 each Number of shares ('000)	Preference shares of £1 each Number of shares ('000)	Ordinary shares of $0.50 each Number of shares ('000)	Total $million
Allotted, called-up and fully paid				
At 1 January 2003	341	200,000	1,170,051	909
Exchange translation differences	–	–	–	35
Preference shares repurchased	(10)	(4,715)	–	(8)
Issued instead of dividends	–	–	2,756	2
Issued under employee share option schemes	–	–	2,011	1
At 31 December 2003	331	195,285	1,174,818	939

On 13 May 2003, 1,897,212 ordinary shares were issued instead of the 2002 final dividend. On 10 October 2003, 858,819 ordinary shares were issued instead of the 2003 interim dividend.

On 4 December 2002 the Company repurchased 659,126 8.9 per cent non-cumulative preference shares of $5 each. The shares were repurchased at a price of $1,110 per share. The total premium paid on the repurchase equated to $82 million. This, however, was partially offset by a gain on unwinding the interest rate swaps hedging the position of $57 million.

During 2003, the Company repurchased 9,486 8.9 per cent non-cumulative preference shares of $5 each. The US$5 preference shares were repurchased at prices between $1,112.50 and $1,140.52. The total premium paid on the repurchase was $10.7 million. The repurchased shares were cancelled leaving 331,388 of the 8.9 per cent dollar preference shares in issue.

During 2003, the Company repurchased 3,965,000 7⅜ per cent non-cumulative preference shares of £1 each. The preference shares were repurchased at prices between £1.12875 and £1.13. The total premium paid on the repurchase was $0.9 million. The repurchased shares were cancelled leaving 96,035,000 of the 7⅜ per cent sterling preference shares in issue.

During 2003, the Company repurchased 750,000 8¼ per cent non-cumulative preference shares of £1 each. The preference shares were repurchased at £1.22875. The total premium paid on the repurchase was $0.3 million. The repurchased shares were cancelled leaving 99,250,000 the 8¼ per cent sterling preference shares in issue.

Subject to certain conditions, all or part of the 8.9 per cent non-cumulative preference shares of $5 each may be redeemed at the option of the issuer, at dividend payment dates on or after October 2006.

The non-cumulative 7⅜ per cent and 8¼ per cent preference shares of £1 each are irredeemable and carry the right to repayment of capital in the event of a winding up of the Company. They do not carry a right to vote at general meetings unless a dividend is unpaid or a resolution is proposed at the meeting to vary their rights.

Up to 117,481,806 ordinary shares of $0.50 each, being part of the authorised share capital, may be issued under the employee share schemes.

36. Called-up Share Capital continued

1984 and 1994 Executive Share Option Schemes

As at 1 January 2003, there were options outstanding over 5,103,991 ordinary shares under the schemes. During the year options over 163,355 ordinary shares lapsed and options over 1,175,272 ordinary shares were exercised at various prices from 175.375 pence to 808.5 pence. There were no options granted under these schemes during the year.

As at 31 December 2003, there were options outstanding over 3,765,364 ordinary shares which may be exercised on various dates up to 2009 under the rules of the schemes.

Supplemental Executive Share Option Scheme

As at 1 January 2003, there were options outstanding over 1,302,468 ordinary shares under the scheme. During the year 468,522 options over ordinary shares lapsed and there were no exercises.

The exercise of these options will be linked to performance criteria.

As at 31 December 2003, there were options outstanding over 833,946 ordinary shares, which may be exercised on various dates up to 2005 under the scheme rules.

1997 Restricted Share Scheme

As at 1 January 2003, there were awards outstanding over 4,938,714 ordinary shares. During the year, awards over 905,152 ordinary shares were exercised and awards over 208,513 ordinary shares lapsed.

The following awards were made:

Date award made	Number of shares awarded	Exercise period
5 March 2003	1,607,219	2005–2010
13 May 2003	67,631	2005–2010
18 September 2003	62,581	2005–2010

As at 31 December 2003, there were awards outstanding over 5,562,480 ordinary shares.

2000 Executive Share Option Scheme

As at 1 January 2003 there were options outstanding over 19,674,500 ordinary shares under the scheme. During the year options over 1,241,786 ordinary shares lapsed and 682,124 ordinary share options were exercised at various prices from 722.8 pence to 871.02 pence.

The following options were granted under the scheme:

Date option granted	Option price per share	Number of shares under option	Exercise period
5 March 2003	690.5p	9,871,361	2006–2013
13 May 2003	742.5p	129,916	2006–2013
18 September 2003	852p	115,111	2006–2013

The exercise of options granted during the year will be linked to performance criteria.

As at 31 December 2003, there were options outstanding over 27,866,978 ordinary shares which may be exercised at various dates up to 2013 under the rules of the scheme.

36. Called-up Share Capital continued

2001 Performance Share Plan

At 1 January 2003 there were awards outstanding over 1,621,832 ordinary shares.

The following awards were granted under the Plan:

Date award granted	Number of shares under award	Exercise period
5 March 2003	1,051,667	2006–2013

The awards granted under the 2001 performance share plan are nil cost options. The exercise of awards granted during the year will be linked to performance criteria. During the year awards over 39,745 ordinary shares lapsed. No awards were exercised.

At 31 December 2003 there were awards outstanding over 2,633,754 ordinary shares.

Savings Related Share Option Schemes

UK Scheme

At 1 January 2003, there were options outstanding over 1,898,043 ordinary shares under this scheme. During the year, options were exercised over 489,661 ordinary shares at prices from 304 pence to 723 pence and 210,596 options lapsed. The following options were granted under the scheme:

Date option granted	Option price per share	Number of shares under option	Exercise period
8 September 2003	641p	334,877	2006–2009

At 31 December 2003, there were options outstanding over 1,532,663 ordinary shares, which may be exercised at various dates up to 2009 under the rules of the scheme.

International Scheme

At 1 January 2003, there were 8,702,154 options outstanding under the scheme. During the year, 1,459,675 options lapsed. Options were exercised over 843,606 ordinary shares at prices from 334 pence to 723 pence and the following options were granted under the scheme:

Date option granted	Option price per share	Number of shares under option	Exercise period
18 September 2003	641p	1,610,531	2006–2009
11 November 2003	684p	11,954	2006–2009

At 31 December 2003, there were options outstanding over 8,021,358 ordinary shares which may be exercised on various dates up to 2009 under the rules of the scheme.

37. Shareholders' Funds

	Share capital $million	Share premium account $million	Capital reserve $million	Capital redemption reserve $million	Premises revaluation reserve $million	Profit and loss account $million	2003* Total shareholders' funds $million	2002* Total shareholders' funds $million
At 1 January	909	2,764	5	3	3	3,643	7,327	7,538
Exchange translation differences	35	–	–	–	(2)	34	67	–
Shares issued, net of expenses	3	46	–	–	–	–	49	387
Repurchase of preference shares	(8)	–	–	8	–	(20)	(20)	(741)
Retained profit for the year	–	–	–	–	–	352	352	191
Premises revaluation	–	–	–	–	–	–	–	(48)
Capitalised on exercise of share options	–	3	–	–	–	(3)	–	–
Realised on disposal of premises	–	–	–	–	(3)	3	–	–
At 31 December	939	2,813	5	11	(2)	4,009	7,775	7,327
Own shares held in ESOP Trust							(60)	(57)
							7,715	7,270
Equity interests							7,066	6,638
Non-equity interests							649	632
At 31 December							7,715	7,270

* Comparative restated (see note 52 on page 111).

The cumulative amount of premiums on the acquisition of subsidiary and associated undertakings written off against Group reserves since 1973 is $27 million (2002: $27 million). This excludes amounts in respect of businesses sold.

A substantial part of the Group's reserves are held in overseas subsidiary undertakings and branches principally to support local operations or to comply with local regulations. The maintenance of local regulatory capital ratios could potentially restrict the amount of reserves which can be remitted. In addition, if these overseas reserves were to be remitted, further unprovided taxation liabilities might arise.

The Royal Bank of Scotland Trust Company (Jersey) Limited is trustee of the 1995 Employees' Share Ownership Plan Trust (the 'trust'), which is an employee benefit trust used in conjunction with some of the Group's employee share schemes. The Trustee has agreed to satisfy a number of awards made under these schemes. As part of these arrangements Group companies fund from time to time the trust, to enable the trustee to aquire shares to satisfy these awards.

The trust has acquired, at market value, 9,513,386 (2002: 7,160,366) Standard Chartered PLC shares which are held in a pool for the benefit of participants under the Group's Restricted Share Scheme and Executive Share Option Schemes. The purchase of these shares has been fully funded by the Group.

At 31 December 2003, the trust held 9,513,386 (2002: 7,160,366) shares, of which 4,733,884 (2002: 2,032,122) have vested unconditionally. The balance of 4,779,502 (2002: 5,122,244) shares has been included in the Group balance sheet, as investments in own shares, at a cost of $60 million (2002: $57 million). The market value of the unvested shares at 31 December 2003 was $79 million (2002: $58 million). 4,585,901 (2002: 3,022,244) shares have been conditionally gifted to employees and 193,602 (2002: 2,100,000) shares are under option to employees. Dividends on the shares held have been waived.

38. Company Share Capital and Reserves

	Share capital $million	Share premium account $million	Capital reserve $million	Capital redemption reserve $million	Revaluation reserve $million	Profit and loss account $million	2003 Total shareholders' funds $million	2002* Total shareholders' funds $million
At 1 January	**909**	**2,764**	**5**	**3**	**3,120**	**469**	**7,270**	7,538
Exchange translation differences	**35**	–	–	–	–	**(2)**	**33**	28
Shares issued, net of expenses	**3**	**46**	–	–	–	–	**49**	389
Repurchase of preference shares	**(8)**	–	–	**8**	–	**(20)**	**(20)**	(741)
Increase/(decrease) in net assets of subsidiary undertakings	–	–	–	–	**542**	–	**542**	(682)
Profit for the year	–	–	–	–	–	**507**	**507**	1,391
Capitalised on exercise of share options	–	**3**	–	–	–	**(3)**	–	–
Dividends paid and proposed	–	–	–	–	–	**(666)**	**(666)**	(653)
At 31 December	**939**	**2,813**	**5**	**11**	**3,662**	**285**	**7,715**	7,270
Equity interests							**7,066**	6,638
Non-equity interests							**649**	632
At 31 December							**7,715**	7,270

*Comparative restated (see note 52 on page 111).

39. Consolidated Cash Flow Statement

(a) Reconciliation between operating profit before taxation and net cash inflow from operating activities

	2003 $million	2002 $million
Operating profit	**1,542**	1,262
Items not involving cash flow:		
Amortisation of goodwill	**134**	156
Depreciation and amortisation of premises and equipment	**247**	189
(Gain)/loss on disposal of tangible fixed assets	**(14)**	3
Gain on disposal of investment securities	**(62)**	(18)
Amortisation of investments	**(107)**	(48)
Charge for bad and doubtful debts and contingent liabilities	**536**	712
Amounts written off fixed asset investments	**11**	8
Debts written off, net of recoveries	**(807)**	(966)
Increase/(decrease) in accruals and deferred income	**203**	(256)
Decrease/(increase) in prepayments and accrued income	**88**	(16)
Adjustments for items shown separately:		
Interest paid on subordinated loan capital	**298**	330
Premium and costs on payment of subordinated liabilities	–	10
Net cash inflow from trading activities	**2,069**	1,366
Net increase in cheques in the course of collection	**(27)**	(19)
Net (increase)/decrease in treasury bills and other eligible bills	**(76)**	(93)
Net decrease in loans and advances to banks and customers	**2,398**	485
Net increase in deposits from banks, customer accounts and debt securities in issue	**2,128**	2,891
Net increase in dealing securities	**(1,550)**	(302)
Net (increase)/decrease in mark-to-market adjustment	**(403)**	414
Net (decrease)/increase in other accounts*	**(791)**	36
Net cash inflow from operating activities	**3,748**	4,778

*This includes the effects of foreign exchange translation in the local books of subsidiaries and branches.

39. Consolidated Cash Flow Statement continued

(b) Analysis of changes in cash

	2003 $million	2002 $million
Balance at 1 January	**3,496**	3,549
Exchange translation differences	**(7)**	61
Net cash inflow/(outflow)	**2,172**	(114)
Balance at 31 December	**5,661**	3,496

(c) Analysis of cash

	2003 $million	2002 $million
Cash and balances at central banks	**1,835**	1,100
Demand loans and advances to banks	**3,826**	2,396
	5,661	3,496

(d) Analysis of changes in financing during the year

	2003					2002				
	Share capital $million	Share premium $million	Capital reserve $million	Capital redemption reserve $million	Loan capital $million	Share capital $million	Share premium $million	Capital reserve $million	Capital redemption reserve $million	Loan capital $million
At 1 January	**909**	**2,764**	**5**	**3**	**5,455**	861	2,761	5	–	5,348
Exchange translation differences	**35**	**–**	**–**	**–**	**512**	32	–		–	450
Transfer from share premium as a result of capital conversion	**–**	**–**	**–**	**–**	**–**	–	–	–	–	–
Share capital issued, net of expenses	**3**	**46**	**–**	**–**	**–**	19	329	–	–	–
Repurchase of preferences shares	**(8)**	**–**	**–**	**8**	**–**	(3)	(328)	–	3	–
Capitalised on exercise of share options	**–**	**3**	**–**	**–**	**–**	–	2	–	–	–
Issue of subordinated loan capital, net of expenses	**–**	**–**	**–**	**–**	**–**	–	–	–	–	12
Repayment of subordinated liabilities	**–**	**–**	**–**	**–**	**–**	–	–	–	–	(355)
Balance at 31 December	**939**	**2,813**	**5**	**11**	**5,967**	909	2,764	5	3	5,455

40. Segmental Information

By Geographic Segment

The following tables set out profit and loss information, average loans and advances to customers, net interest margin and selected balance sheet information by geographic segment for the years ended 31 December 2003 and 2002:

2003

	Asia Pacific					MESA				
	Hong Kong $million	Singapore $million	Malaysia $million	Other Asia Pacific $million	India $million	UAE $million	Other Middle East & Other South Asia $million	Africa $million	Americas, UK & Group Head Office $million	Total $million
Interest receivable	1,473	621	318	700	513	215	291	409	1,182	5,722
Interest payable	(531)	(287)	(145)	(300)	(258)	(71)	(94)	(161)	(907)	(2,754)
Net interest income	942	334	173	400	255	144	197	248	275	2,968
Fees and commissions receivable, net	313	118	47	160	88	66	82	118	164	1,156
Dealing profits	96	43	12	109	60	24	33	65	83	525
Other operating income	7	(7)	4	13	65	–	3	12	7	104
Net revenue	1,358	488	236	682	468	234	315	443	529	4,753
Costs	(626)	(212)	(136)	(430)	(218)	(91)	(144)	(283)	(390)	(2,530)
Amortisation of goodwill									(134)	(134)
Total operating expenses	(626)	(212)	(136)	(430)	(218)	(91)	(144)	(283)	(524)	(2,664)
Operating profit before provisions	732	276	100	252	250	143	171	160	5	2,089
Charge for debts, contingent liabilities and commitments	(305)	(33)	2	(99)	(60)	(2)	4	(9)	(34)	(536)
Amounts written off fixed assets investments	–	–	–	–	(4)	–	–	–	(7)	(11)
Profit before taxation	427	243	102	153	186	141	175	151	(36)	1,542
Loans and advances to customers – average	21,428	8,624	4,329	6,675	2,811	1,929	3,328	1,416	7,249	57,789
Net interest margin (%)	2.4	1.8	2.5	2.4	4.0	3.4	3.8	6.7	0.8	2.8
Loans and advances to customers – period end	20,845	9,781	5,009	7,124	3,106	2,110	3,484	1,739	6,546	59,744
Loans and advances to banks – period end	2,113	1,045	204	2,784	239	605	889	308	5,167	13,354
Total assets employed	39,396	15,750	6,677	16,759	7,591	4,963	5,466	4,558	38,355	139,515
Total risk weighted assets and contingents	19,438	12,423	4,018	8,569	4,560	3,234	4,138	2,115	22,019	80,514

Total interest receivable and total interest payable include intra-group interest of $932 million. Total assets employed include intra-group items of $11,726 million and balances of $7,507 million which are netted in the Consolidated Balance Sheet. Total risk weighted assets and contingents include $2,352 million of balances which are netted in the note on Capital ratios on page 39 in accordance with regulatory guidelines.

Group central expenses and other overhead costs have been distributed between segments in proportion to their direct costs, and the benefit of the Group's capital has been distributed between segments in proportion to their risk weighted assets. Assets held at the centre have been distributed between geographic segments in proportion to their total assets employed.

Business acquisitions have been made as part of the Group's growth strategy. These activities are a result of corporate decisions made at the centre and the amortisation of purchased goodwill is included in the Americas, UK and Group Head Office segment.

The geographic segment is based on the location of the office.

40. Segmental Information continued

By Geographic Segment

2002

	Asia Pacific					MESA				
	Hong Kong $million	Singapore $million	Malaysia $million	Other Asia Pacific $million	India $million	UAE $million	Other Middle East & Other South Asia $million	Africa $million	Americas, UK & Group Head Office $million	Total $million
Interest receivable	1,718	780	349	789	597	264	374	316	1,541	6,728
Interest payable	(641)	(421)	(181)	(427)	(369)	(115)	(204)	(113)	(1,194)	(3,665)
Net interest income	1,077	359	168	362	228	149	170	203	347	3,063
Fees and commissions receivable, net	267	80	52	135	85	59	60	89	164	991
Dealing profits	68	31	15	73	43	18	40	37	95	420
Other operating income	4	15	(1)	2	38	–	5	3	(1)	65
Net revenue	1,416	485	234	572	394	226	275	332	605	4,539
Costs	(622)	(209)	(143)	(406)	(190)	(77)	(119)	(228)	(407)	(2,401)
Amortisation of goodwill									(156)	(156)
Total operating expenses	(622)	(209)	(143)	(406)	(190)	(77)	(119)	(228)	(563)	(2,557)
Operating profit before provisions	794	276	91	166	204	149	156	104	42	1,982
Charge for debts, contingent liabilities and commitments	(428)	(41)	(13)	(61)	(38)	(8)	(5)	(3)	(115)	(712)
Amounts written off fixed asset investments	–	–	–	–	–	–	–	–	(8)	(8)
Profit before taxation	366	235	78	105	166	141	151	101	(81)	1,262
Loans and advances to customers – average	21,121	7,534	3,808	5,952	2,186	1,422	2,947	1,042	8,451	54,463
Net interest margin (%)	3.0	2.3	2.6	2.3	4.2	4.1	3.4	6.9	1.0	3.1
Loans and advances to customers – period end	21,313	8,060	4,201	6,390	2,458	1,737	3,146	1,168	8,536	57,009
Loans and advances to banks – period end	2,507	2,027	394	2,703	212	1,062	730	218	6,148	16,001
Total assets employed	41,143	17,387	6,732	16,295	6,411	5,096	5,304	3,880	42,327	144,575
Total risk weighted assets and contingents	19,958	11,570	3,724	7,512	4,367	2,647	4,062	1,556	20,430	75,826

Total interest receivable and total interest payable include intra-group interest of $1,440 million. Total assets employed include intra-group items of $25,931 million and balances of $5,691 million which are netted in the Consolidated Balance Sheet. Total risk weighted assets and contingents include $1,272 million of balances which are netted in the note on Capital ratios on page 39 in accordance with regulatory guidelines.

Group central expenses and other overhead costs have been distributed between segments in proportion to their direct costs, and the benefit of the Group's capital has been distributed between segments in proportion to their risk weighted assets.

Assets held at the centre have been distributed between geographic segments in proportion to their total assets employed.

Business acquisitions have been made as part of the Group's growth strategy. These activities are a result of corporate decisions made at the centre and the amortisation of purchased goodwill is included in the Americas, UK and Group Head Office segment.

The geographic segment is based on the location of the office.

40. Segmental Information continued

By Class of Business

	2003			2002*		
	Consumer Banking $million	Wholesale Banking $million	Total $million	Consumer Banking $million	Wholesale Banking $million	Total $million
Net interest income	**1,830**	**1,138**	**2,968**	1,867	1,196	3,063
Other income	**662**	**1,123**	**1,785**	549	927	1,476
Net revenue	**2,492**	**2,261**	**4,753**	2,416	2,123	4,539
Costs	**(1,274)**	**(1,256)**	**(2,530)**	(1,190)	(1,211)	(2,401)
Amortisation of goodwill			**(134)**			(156)
Total operating expenses†	**(1,274)**	**(1,256)**	**(2,664)**	(1,190)	(1,211)	(2,557)
Operating profit before provisions	**1,218**	**1,005**	**2,089**	1,226	912	1,982
Charge for debts, contingent liabilities, and commitments	**(478)**	**(58)**	**(536)**	(603)	(109)	(712)
Amount written off fixed asset investments	**–**	**(11)**	**(11)**	–	(8)	(8)
Profit before taxation	**740**	**936**	**1,542**	623	795	1,262
Total assets employed	**33,925**	**86,357**	**120,282**	32,175	80,778	112,953
Total risk weighted assets and contingents	**24,253**	**53,909**	**78,162**	23,779	50,775	74,554

† Total operating expenses include $134 million (2002: $156 million) amortisation of goodwill. This cost is a result of global projects managed from the centre and corporate decisions made at the centre and has not been attributed to business segments.

* Prior period has been restated to net down intra group items. Please also refer to note 52 on page 111.

For the segmental information given above, Group central expenses and other overhead costs have been distributed between classes of business in proportion to their direct costs and the benefit of the Group's capital has been distributed between classes of business in proportion to their risk weighted assets. Assets held at the centre have been distributed between classes of businesses in proportion to their total assets employed.

41. Secured Liabilities

	2003 $million	2002 $million
Notes in circulation (note 31)	**2,249**	2,015

The notes in circulation were secured by the deposit of funds of $2,249 million (2002: $2,015 million) in respect of which Hong Kong SAR Government certificates of indebtedness are held (note 31).

42. Capital Commitments

Capital expenditure approved by the directors but not provided for in these accounts amounted to:

	2003 $million	2002 $million
Contracted	**4**	12
Not contracted	**5**	27

43. Assets and Liabilities in Currencies other than US dollar

	2003 $million	2002* $million
Total assets denominated in:		
US dollar	**33,674**	51,022
Other currencies	**86,608**	61,931
	120,282	112,953
Total liabilities denominated in:		
US dollar	**41,337**	46,051
Other currencies	**78,945**	66,902
	120,282	112,953

*Comparative restated (see note 52 on page 111).

44. Contingent Liabilities and Commitments

The table below shows the contract or underlying principal amounts, credit equivalent amounts and risk weighted amounts of unmatured off-balance sheet transactions at the balance sheet date. The contract or underlying principal amounts indicate the volume of business outstanding and do not represent amounts at risk. The credit equivalent and risk weighted amounts have been calculated in accordance with the Financial Services Authority's guidelines implementing the Basel Accord on capital adequacy, after taking account of collateral and guarantees received.

	2003			2002		
	Contract or underlying principal amount $million	**Credit equivalent amount $million**	**Risk weighted amount $million**	Contract or underlying principal amount $million	Credit equivalent amount $million	Risk weighted amount $million
Contingent liabilities						
Acceptances and endorsements	**716**	**716**	**535**	897	897	854
Guarantees and irrevocable letters of credit	**12,350**	**8,480**	**5,773**	12,199	8,374	6,102
Other contingent liabilities	**4,802**	**3,364**	**2,132**	4,817	3,371	2,281
	17,868	**12,560**	**8,440**	17,913	12,642	9,237
Commitments						
Documentary credits and short term trade-related transactions	**2,157**	**431**	**394**	1,690	338	295
Forward asset purchases and forward deposits placed	**26**	**26**	**5**	21	21	4
Undrawn formal standby facilities, credit lines and other commitments to lend:						
One year and over	**7,182**	**3,591**	**3,259**	8,125	4,063	3,399
Less than one year	**5,203**	**–**	**–**	5,152	–	–
Unconditionally cancellable	**26,589**	**–**	**–**	28,815	–	–
	41,157	**4,048**	**3,658**	43,803	4,422	3,698

Under the Basel Accord, credit equivalent amounts, obtained by applying credit conversion factors to the contract amount, are risk weighted according to the nature of the counterparty. Undrawn loan commitments which are unconditionally cancellable at any time or which have a maturity of less than one year have a risk weighting of zero.

45. Fair Values

These tables analyse the notional principal amounts and the positive and negative fair values of the Group's derivative financial instruments. Positive and negative fair values are the mark-to-market values of the derivative contracts adjusted for any amounts recognised in the Consolidated Profit and Loss Account for non-trading items. Notional principal amounts are the amount of principal underlying the contract at the reporting date.

Fair values at the period end are representative of the Group's typical position during the period.

Trading activities are defined as positions held in financial instruments with the intention of benefiting from short term rates or price movements.

The risk section of the Financial Review on pages 27 to 38 explains the Group's risk management of derivative contracts.

			2003			2002
	Notional principal amounts $million	Positive fair value $million	Negative fair value $million	Notional principal amounts $million	Positive fair value $million	Negative fair value $million
Trading book						
Forward foreign exchange contracts	405,983	8,936	8,535	340,334	5,623	5,548
Foreign exchange derivative contracts						
Currency swaps and options	124,138	1,875	1,931	96,940	1,108	1,252
Exchange traded futures and options	327	–	–	–	–	–
Total	124,465	1,875	1,931	96,940	1,108	1,252
Interest rate derivative contracts						
Swaps	253,359	2,834	2,941	188,313	2,926	2,653
Forward rate agreements and options	61,506	89	81	28,335	108	91
Exchange traded futures and options	108,995	24	27	39,834	25	36
Total	423,860	2,947	3,049	256,482	3,059	2,780
Total trading book derivative *financial instruments*	954,308	13,758	13,515	693,756	9,790	9,580
Effect of netting		(7,507)	(7,507)		(5,691)	(5,691)
		6,251	6,008		4,099	3,889

Non-trading activities are defined as positions held with respect to management of the Group's assets and liabilities and related hedges.

			2003			2002
	Notional principal amounts $million	Positive fair value $million	Negative fair value $million	Notional principal amounts $million	Positive fair value $million	Negative fair value $million
Non-trading book						
Forward foreign exchange derivative contracts						
Currency swaps and options	–	–	–	524	2	–
Interest rate derivative contracts						
Swaps	28	–	2	1,313	–	2
Forward rate agreements and options	92	–	–	181	2	1
Exchange traded futures and options	2,634	2	1	2,231	2	1
Total	2,754	2	3	3,725	4	4
Commodity derivative contracts	866	1	1	1,812	14	14
Total non-trading book derivative financial instruments	3,620	3	4	6,061	20	18

45. Fair Values continued

	2003 Book value $million	2003 Market value $million	2002 Book value $million	2002 Market value $million
Listed and publicly traded securities:				
Financial assets	**17,542**	**17,548**	16,337	16,451
Preference shares	**650**	**768**	632	753
Other financial liabilities	**10,760**	**10,965**	9,710	9,478
Financial liabilities	**11,410**	**11,733**	10,342	10,231

Financial assets include treasury bills, debt securities and equity shares. Other financial liabilities include debt securities in issue and subordinated loan capital.

46. Credit Exposures in respect of Derivative Contracts

The residual maturity analysis of the notional principal amounts of derivative contracts, excluding exchange traded futures and options, held at 31 December 2003 and 2002 for trading and non-trading purposes is set out below:

	2003 Under one year $million	2003 One to five years $million	2003 Over five years $million	2003 Total $million	2002 Under one year $million	2002 One to five years $million	2002 Over five years $million	2002 Total $million
Forward foreign exchange and foreign exchange derivative contracts								
Notional principal amount	**488,667**	**37,075**	**4,379**	**530,121**	415,839	18,589	3,370	437,798
Net replacement cost	**9,581**	**1,091**	**139**	**10,811**	6,294	360	79	6,733
Interest rate derivative contracts								
Notional principal amount	**166,138**	**119,008**	**29,839**	**314,985**	120,843	77,219	20,080	218,142
Net replacement cost	**474**	**1,520**	**929**	**2,923**	578	1,490	968	3,036
Commodity derivative contracts								
Notional principal amount	**445**	**421**	**–**	**866**	943	869	–	1,812
Net replacement cost	**–**	**1**	**–**	**1**	3	11	–	14
Counterparty risk								
Financial institutions				**12,901**				9,034
Non financial institutions				**834**				749
Total replacement cost				**13,735**				9,783

The risk section of the Financial Review on pages 27 to 38 explains the Group's risk management of derivative contracts.

47. Interest Rate Sensitivity Gap for the Non-Trading Book

This table shows the extent to which the Group's interest rate exposures on assets and liabilities are matched but does not take into account the currency of the exposure or the effect of interest rate options used by the Group to hedge these exposures. Items are allocated to time bands by reference to the earlier of the next contractual interest rate repricing date and maturity date.

								2003
	Non-trading book							
	Three months or less $million	Between three months and six months $million	Between six months and one year $million	Between one year and five years $million	More than five years $million	Non-interest bearing $million	Trading book $million	Total $million
Assets								
Cash, balances at central banks and cheques in course of collection	380	–	–	–	–	1,602	–	1,982
Treasury bills and other eligible bills	3,350	1,311	589	283	–	–	156	5,689
Loans and advances to banks	8,312	2,124	1,285	459	199	631	344	13,354
Loans and advances to customers	44,713	5,684	2,065	4,827	2,220	–	235	59,744
Debt securities and equity shares	7,233	3,026	3,522	6,188	795	396	2,340	23,500
Other assets	21	–	170	241	8	7,397	8,176	16,013
Total assets	64,009	12,145	7,631	11,998	3,222	10,026	11,251	120,282
Liabilities								
Deposits by banks	7,258	752	801	450	19	1,535	109	10,924
Customer accounts	58,229	3,072	2,640	758	2	9,045	21	73,767
Debt securities in issue	2,264	562	1,070	1,782	99	–	285	6,062
Other liabilities	184	11	167	247	6	7,095	7,523	15,233
Subordinated liabilities	–	–	–	337	5,677	(47)†	–	5,967
Minority interests and shareholders' funds	–	–	–	–	–	8,329	–	8,329
Total liabilities	67,935	4,397	4,678	3,574	5,803	25,957	7,938	120,282
Off balance sheet items	2,184	(464)	(1,523)	(197)	–	–		
Interest rate sensitivity gap	(1,742)	7,284	1,430	8,227	(2,581)	(15,931)		
Cumulative gap	(1,742)	5,542	6,972	15,199	12,618	(3,313)		

† Unamortised discounts on the issue of subordinated loan capital.

The risk section of the Financial Review on pages 27 to 38 explains the Group's risk management with respect to asset and liability management.

47. Interest Rate Sensitivity Gap for the Non-Trading Book continued

2002*

	Non-trading book							
	Three months or less $million	Between three months and six months $million	Between six months and one year $million	Between one year and five years $million	More than five years $million	Non-interest bearing $million	Trading book $million	Total $million
Assets								
Cash, balances at central banks and cheques in course of collection	458	–	–	–	–	779	–	1,237
Treasury bills and other eligible bills	2,826	1,115	943	59	22	–	85	5,050
Loans and advances to banks	10,731	2,540	1,463	277	135	619	236	16,001
Loans and advances to customers	45,055	4,656	2,939	3,113	1,143	–	103	57,009
Debt securities and equity shares	7,510	3,503	2,120	4,654	627	711	1,255	20,380
Other assets	75	2	311	11	3	7,665	5,209	13,276
Total assets	66,655	11,816	7,776	8,114	1,930	9,774	6,888	112,953
Liabilities								
Deposits by banks	8,479	579	569	275	–	574	374	10,850
Customer accounts	57,579	3,025	2,686	1,645	–	6,578	113	71,626
Debt securities in issue	1,914	416	539	1,608	189	–	211	4,877
Other liabilities	171	1	221	111	50	6,304	5,768	12,626
Subordinated liabilities	–	–	–	338	5,165	(48)†	–	5,455
Minority interests and shareholders' funds	–	–	–	–	–	7,519	–	7,519
Total liabilities	68,143	4,021	4,015	3,977	5,404	20,927	6,466	112,953
Off balance sheet items	1,237	(337)	(1,014)	114	–	–	–	–
Interest rate sensitivity gap	(251)	7,458	2,747	4,251	(3,474)	(11,153)	422	–
Cumulative gap	(251)	7,207	9,954	14,205	10,731	(422)	–	–

† Unamortised discounts on the issue of subordinated loan capital.

*Comparative restated (see note 52 on page 111).

48. Non-Structural Currency Exposures

The Group does not maintain material non-trading open currency positions other than the structural currency exposures arising from its investment in overseas operations and their related funding (see note 49).

The risk section of the Financial Review on page 38 explains risk management with respect to the Group's hedging policies.

49. Structural Currency Exposures

The Group's structural currency exposures were as follows:

	2003			2002		
	Net investments in overseas units $million	Borrowing in the functional currency of the units concerned hedging the net investment in the units $million	Structural currency exposures $million	Net investments in overseas units $million	Borrowing in the functional currency of the units concerned hedging the net investment in the units $million	Structural currency exposures $million
Functional currency of the business unit:						
Singapore Dollar	**9**	**–**	**9**	49	–	49
Indian Rupee	**482**	**–**	**482**	459	–	459
Hong Kong Dollar	**(1)**	**–**	**(1)**	(32)	–	(32)
Malaysian Ringgit	**428**	**–**	**428**	428	–	428
Thai Baht	**(1)**	**–**	**(1)**	27	–	27
UAE Dirham	**241**	**–**	**241**	170	–	170
Sterling	**842**	**(832)**	**10**	1,593	(1,542)	51
Other non US dollar	**1,038**	**–**	**1,038**	799	–	799
Total	**3,038**	**(832)**	**2,206**	3,493	(1,542)	1,951

Structural currency exposures for 2003 and 2002 relate to net investments in non US dollar units.

In the years ended 31 December 2003 and 2002, the Group's main operations in non US dollar units were Asia, Africa, India and the United Kingdom. The main operating (or 'functional') currencies of its overseas business units therefore include Hong Kong Dollar, Indian Rupee, Malaysian Ringgit, Singapore Dollar and Sterling. As the Group prepares its consolidated financial statements in US dollars, it follows that the Group's consolidated balance sheet is affected by movements in the exchange rates between functional currencies and US dollars.

These currency exposures are referred to as structural. Translation gains and losses arising from these exposures are recognised in the Consolidated Statement of Total Recognised Gains and Losses.

The risk section of the Financial Review on page 38 explains the risk management with respect to the Group's hedging policies.

50. Market Risk

Trading book	2003 12 months to 31 December			2003 31 December	2002* 12 months to 31 December			2002* 31 December
	Average $million	High $million	Low $million	Actual $million	Average $million	High $million	Low $million	Actual $million
Daily value at risk:								
Interest rate risk	**2.7**	**4.0**	**1.8**	**2.9**	2.6	6.0	1.6	1.6
Foreign exchange risk	**1.6**	**3.8**	**0.9**	**1.3**	1.9	2.6	1.0	1.1
Total	**3.4**	**6.7**	**2.0**	**3.2**	4.5	8.6	2.6	2.7

*Restated for change in methodology from variance-covariance methodology to historical simulation.

This note should be read in conjunction with the market risk section of the Financial Review on pages 27 to 38 which explains the Group's market risk management.

50. Market Risk continued

The Group measures the risk of losses arising from future potential adverse movements in interest and exchange rates, prices and volatilities using VaR methodology. This methodology measures the estimated potential change in the market value of the portfolio during a specified period.

The Group Trading book exposure shown in the table on page 109 for 2003 is not a sum of the interest rate and exchange rate risks due to offset. In 2002 no offset was recognised. The highest and lowest VaR are independent and could have occurred on different days.

VaR is calculated for expected movements over a minimum of one business day and to a confidence level of 97.5 per cent. This confidence level suggests that potential daily losses, in excess of the VaR measure, are only likely to be experienced six times per year.

The historic simulation method is used with an observation period of 250 days and involves the revaluation of all unmatured contracts to reflect the effect of historically observed changes in market risk factors on the valuation of the current portfolio. This entails building a set of valuations of the portfolio and a set of changes in value relative to the current market valuation, from which VaR can be derived.

The Group recognises that there are limitations to the generic VaR methodology. These limitations include the fact that the historical data may not be the best proxy for future price movements, either because the observation period does not include extreme price movements or, in some cases, because data is not available. Losses beyond the confidence interval are not captured by a VaR calculation, which therefore gives no indication of the size of unexpected losses in these situations. This is particularly relevant in the case of extreme market movements, which may arise in periods of low liquidity and invalidate the assumption that positions can be closed in a liquid market. VaR is calculated as the Group's exposure as at the close of business, London time. Intra-day risk levels may vary from those reported at the end of the day. The Group performs regular back-testing, where actual profits and losses are compared with VaR estimates to track the statistical validity of the VaR Model.

To manage the risk arising from events which the VaR methodology does not capture, the Group regularly stress tests its main risk exposures. Stress testing involves valuing portfolios at prices which assume extreme changes in risk factors beyond the range of normal experience. Positions that would give rise to potentially significant losses under a low probability stress event are reviewed by the Group Risk Committee.

51. Hedging Instruments – Unrecognised Gains and Losses on Derivative Hedges

Gains and losses on derivatives used for hedging are recognised and reported in the profit and loss account and balance sheet in line with the underlying items which are being hedged. At 31 December 2003, the unrecognised gains and losses on derivatives used for hedging where the item being hedged had not been recognised were $3 million and $4 million respectively.

			2003			2002
	Gains $million	Losses $million	Net gains/ (losses) $million	Gains $million	Losses $million	Net gains/ (losses) $million
Unrecognised gains and losses at 1 January	20	18	2	41	47	(6)
Exchange translation differences	1	1	–	–	–	–
Gains and losses arising in previous years recognised in the year	(18)	(15)	(3)	(26)	(31)	5
Gains and losses arising in the year but not recognised	–	–	–	5	2	3
Unrecognised gains and losses at 31 December	3	4	(1)	20	18	2
Of which:						
Gains and losses expected to be recognised within one year	2	1	1	4	4	–
Gains and losses expected to be recognised in more than one year	1	3	(2)	16	14	2
	3	4	(1)	20	18	2

52. Restatement of Comparative Figures

The Urgent Issues Task Forces issued abstract 38 (UITF 38) – Accounting for ESOP Trusts in December 2003. This abstract required that when a company reacquires its own equity instruments it should present this as a deduction in arriving at shareholders' funds rather than as assets. For the Group's consolidated accounts the amount reported in Equity shares and other variable yield securities in 2002 has been reduced by $57 million and shareholders' funds has been reduced by $57 million to reflect this change in disclosure.

For the Company's accounts, the investment in subsidiary undertakings is reduced by $57 million to reflect the reduction in equitisation and shareholders' funds has been reduced by $57 million.

The Group's £200 million Step-Up Notes 2022 ($346 million) have been reclassified from undated to dated subordinated loan capital to incorporate callable options in place.

53. Forward Looking Statements

This document contains forward-looking statements, including such statements within the meaning of section 27A of the US Securities Act of 1993 and section 21E of the Securities Exchange Act of 1934. These statements concern or may affect future matters. These may include Standard Chartered's future strategies, business plans, and results and are based on the current expectations of the directors of Standard Chartered. They are subject to a number of risks and uncertainties that might cause actual results and outcomes to differ materially from expectations outlined in these forward-looking statements. These factors are not limited to regulatory developments but include stock markets, IT developments, competitive and general operating conditions.

54. UK and Hong Kong Accounting Requirements

The consolidated financial statements of the Group are prepared in accordance with UK GAAP which differs in certain significant respects from Hong Kong GAAP. There would be no material differences between the accounting conventions except as set out below:

Investments in Securities
UK GAAP
Securities, including equity shares and treasury bills, which are intended for use on a continuing basis are classified as investment securities. Investment securities are stated at cost less any provision for impairment. Where dated investment securities are purchased at a premium or a discount, these premiums or discounts are amortised through the profit and loss account. Securities other than investment securities are classified as dealing securities and are stated at market value.

Hong Kong GAAP
Under Hong Kong Statement of Accounting Practice 24 – Accounting for Investments in Securities (SSAP24), investment securities classified as held-to-maturity securities are stated at amortised cost less any provision for diminution in value. Other securities, not intended to be held until maturity, are accounted for under the 'alternative' treatment. Under the alternative treatment securities are identified as either trading or non-trading. Trading securities are stated at fair value with changes in fair value recognised in the profit and loss account as they arise. Non-trading securities are stated at fair value with changes in fair value recognised in the revaluation reserve until disposal.

If the Group had prepared its financial statements under Hong Kong SAAP24 there would have been a net charge to the profit and loss account of $5 million (2002: $20 million), an increase in investment in securities of $30 million (2002: increase of $60 million) and a credit to reserves of $21 million (2002: credit of $42 million).

Tangible Fixed Assets
UK GAAP
Under Financial Reporting Standard 15 – Tangible Fixed Assets (FRS15), revaluation gains should be recognised in the profit and loss account only to the extent (after adjusting for subsequent depreciation) that they reverse revaluation losses on the same asset that were previously recognised in the profit and loss account. All other revaluation gains should be recognised in the statement of total recognised gains and losses.

54. UK and Hong Kong Accounting Requirements

continued

All revaluation losses that are caused by a clear consumption of economic benefits should be recognised in the profit and loss account. Other revaluation losses should be recognised:

- in the statement of total recognised gains and losses until the carrying amount reaches its depreciated historical cost; and
- thereafter, in the profit and loss account unless it can be demonstrated that the recoverable amount (the higher of net realisable value and value in use as defined in Financial Reporting Standard 11 – Impairment of fixed assets and goodwill) of the asset is greater than the revalued amount, in which case the loss should be recognised in the statement of recognised gains and losses to the extent that the recoverable amount of the asset is greater than its revalued amount.

Hong Kong GAAP

Under Hong Kong SSAP17– Property, Plant and Equipment, when an asset's carrying amount is increased as a result of revaluation, the increase should be credited directly to equity under the heading of revaluation reserve. However, a revaluation increase should be recognised as income to the extent that it reverses a revaluation decrease of the same asset previously recognised as an expense.

When an asset's carrying amount is decreased as a result of a revaluation, the decrease should be recognised as an expense. However, a revaluation decrease should be charged directly against any related revaluation reserve to the extent that the decrease does not exceed the amount held in the revaluation reserve in respect of that same asset. Any excess thereafter will be charged to the profit and loss account.

At 31 December 2003, the Group's total properties comprised less than one per cent of the Group's total assets. A formal revaluation of certain of the Group's principal properties was performed at 31 August 2002, and at 30 September 2002 for all other properties, by independent valuers.

If the Group had prepared its financial statements under Hong Kong SSAP17 there would have been a net charge to the profit and loss account of $15 million (2002: $80 million) in respect of valuations below depreciated historical cost.

Dividends

UK GAAP

Dividends declared after the period end are recognised as a liability in the period to which they relate.

Hong Kong GAAP

Under Hong Kong SSAP9 (revised) – Events after the balance sheet date which is effective for accounting periods beginning on or after 1 January 2001, dividends are only recognised as a liability in the accounting period in which they are declared by the directors (in the case of interim dividends) or approved by the shareholders (in the case of final dividends).

The retained profit for the year ended 31 December 2003 would be increased by $44 million (2002: increase $56 million) had the Company adopted Hong Kong SSAP9 (revised), and there would have been an increase in reserves of $429 million (2002: increase $385 million).

Cash Flow Statement

UK GAAP

The Group prepares its cash flow statement in accordance with Financial Reporting Standard 1 – Cash flow statements (FRS1). FRS1 is based on cash, with no concept of cash equivalents. Cash is defined as cash in hand and deposits with qualifying financial institutions repayable on demand, less overdrafts from such institutions repayable on demand.

Hong Kong GAAP

Under Hong Kong SSAP15 – Cash flow statements (Revised 2001) the statement is based on a wider concept of cash and cash equivalents. Cash includes cash on hand and demand deposits. Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

Hong Kong SSAP15 also specifies that bank borrowings are generally considered to be financing activities. However, bank overdrafts repayable on demand which form an integral part of an enterprise's Cash Management are included as a component of cash and cash equivalents.

In addition, Hong Kong SSAP15 is different from FRS1 in respect of the presentation/classification of the cash flow statement. Hong Kong SSAP15 classifies cash flows under three headings: (a) cash flows from operating activities; (b) cash flows from investing activities; and (c) cash flows from financing activities. FRS1 specifies a fuller analysis using eight headings: (a) cash flows from operating activities; (b) dividends from joint ventures and associates; (c) returns on investment and servicing of finance; (d) taxation; (e) capital expenditure and financial investment; (f) acquisitions and disposals; (g) equity dividends paid and (h) financing.

Retirement Benefits

UK GAAP

Background

Financial Reporting Standard 17– Retirement benefits (FRS17) was published by the Accounting Standards Board in December 2000 to replace United Kingdom SSAP24 – Accounting for pension costs.

Currently UK SSAP24 is still applicable although additional disclosure is required under the transitional provisions in FRS17.

Hong Kong GAAP

Hong Kong SSAP34 – Employment benefits has been published by the Hong Kong Society of Accountants in December 2001 and is effective for periods beginning on or after 1 January 2002. Hong Kong SSAP34 contains transitional provisions which are applicable only to defined benefit plans. Hong Kong SSAP34 requires the defined benefit pension scheme assets to be measured at fair value at the balance sheet date. Hong Kong SSAP34 requires actuarial gains and losses to be recognised in the profit and loss account if the net cumulative unrecognised actuarial gains and losses at the end of the previous reporting period exceeded the greater of ten per cent of the present value of the defined benefit obligation at that date (before deducting plan assets) and ten per cent of the fair value of any plan assets at that date. These limits should be calculated and applied separately for each defined benefit plan. Actuarial gains and losses falling outside this ten per cent 'corridor' may be recognised in the profit and loss account over the average remaining working lives of participating employees. However, recognition on a fast systematic basis is permitted if consistently applied. In addition, Hong Kong SSAP34 does not allow the balance sheet asset or liability to be offset by the related deferred tax.

The Group has not quantified, on practical grounds, the differences arising from the different treatments between Hong Kong GAAP and UK GAAP for retirement benefits. In order to quantify the differences, the Group would need to examine approximately 50 different retirement benefit schemes operating throughout the world during the period. Additionally, the Group has already provided disclosures under two accounting standards (UK SSAP24 and FRS17). Full compliance with a third standard (Hong Kong SSAP34) would be costly in terms of commissioning a third actuarial review, the results of which the Group do not believe would be materially different from those obtained under the FRS17 disclosures.

Deferred taxation

UK GAAP

Under Financial Reporting Standard 19 – Deferred tax, deferred taxation is provided in full, subject to the recoverablility of deferred tax assets, arising from the inclusion of income and expenditure in taxation computations in periods different from those in which they are included in the financial statements, on timing differences at the rates of taxation anticipated to apply when the differences crystallise.

Hong Kong GAAP

Under Statement of Standard Accounting Practice 12 (revised) – Accounting for deferred tax, all deferred tax liabilities, and all deferred tax assets to the extent that it is probably that future taxable profits will be available against which the asset can be utilised, on temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the tax basis are recognised. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of the assets and liabilities, using tax rates inacted or substantively inacted at the balance sheet date.

The deferred tax asset balance would be decreased by $24 million at 31 December 2003 (2002: $25 million) and the deferred tax liability balance would be increased by $nil at 31 December 2003 (2002: $nil). The profit and loss reserves balance would be decreased by $8 million (2002: $9 million) and the premises revaluation reserve would be decreased by $16 million at 31 December 2003 (2002: $16 million).

Supplementary Financial Information

Average Balance Sheets and Yield

The following tables set out the average balances and yields for Standard Chartered's assets and liabilities for the years ended 31 December 2003 and 31 December 2002. For the purpose of the following table, average balances have generally been determined on the basis of daily balances, except for certain categories, for which balances have been determined less frequently. The Company does not believe that the information presented in this table would be significantly different had such balances been determined on a daily basis.

				2003
	Average non interest earning balance $million	Average interest earning balance $million	Interest income $million	Gross yield %
Assets				
Cash, balances at central banks and cheques in course of collection	**1,374**	**233**	**3**	**1.3**
Treasury bills and other eligible bills	**884**	**5,346**	**222**	**4.2**
Gross loans and advances to banks	**1,178**	**16,946**	**373**	**2.2**
Gross loans and advances to customers	**183**	**60,281**	**3,341**	**5.5**
Provisions against loans and advances to banks and customers	**(2,105)**	**(650)**	**–**	**–**
Debt securities	**238**	**24,783**	**851**	**3.4**
Equity shares	**296**			
Premises and equipment	**850**			
Prepayments, accrued income and other assets	**12,175**			
Total average assets	**15,073**	**106,939**	**4,790**	**4.5**

				2002
	Average non interest earning balance $million	Average interest earning balance $million	Interest income $million	Gross yield %
Assets				
Cash, balances at central banks and cheques in course of collection	946	184	3	1.8
Treasury bills and other eligible bills	–	5,006	256	5.1
Gross loans and advances to banks	1,072	19,821	732	3.7
Gross loans and advances to customers	625	56,977	3,536	6.2
Provisions against loans and advances to banks and customers	(2,509)	(708)	–	–
Debt securities	11	18,387	761	4.1
Equity shares	124			
Premises and equipment	949			
Prepayments, accrued income and other assets	8,094			
Total average assets	9,312	99,667	5,288	5.3

Average Balance Sheets and Yield continued

2003	Average non interest bearing balance $million	Average interest bearing balance $million	Interest expense $million	Rate paid %
Liabilities				
Non interest bearing current and demand accounts	7,938			
Interest bearing current and demand accounts	–	23,622	195	0.8
Savings deposits	104	4,453	68	1.5
Time deposits	254	50,386	1,018	2.0
Other deposits	142	1,847	114	6.2
Debt securities in issue	69	6,537	133	2.0
Accruals, deferred income and other liabilities	13,612	–	–	–
Subordinated liabilities:				
Undated loan capital	–	1,541	28	1.8
Dated loan capital	–	3,454	266	7.7
Minority interests	366			
Shareholders' funds	7,687			
Total average liabilities and shareholders' funds	30,172	91,840	1,822	2.0
Net yield				2.5
Net interest margin				2.8

2002	Average non interest bearing balance $million	Average interest bearing balance $million	Interest expense $million	Rate paid %
Liabilities				
Non interest bearing current and demand accounts	6,473			
Interest bearing current and demand accounts	–	18,339	194	1.1
Savings deposits	43	4,750	107	2.2
Time deposits	15	50,297	1,403	2.8
Other deposits	96	3,310	93	2.8
Debt securities in issue	1,930	4,151	125	3.0
Accruals, deferred income and other liabilities	6,200	–	–	–
Subordinated liabilities:				
Undated loan capital	–	1,795	61	3.4
Dated loan capital	–	3,842	242	6.3
Minority interests	118			
Shareholders' funds	7,620			
Total average liabilities and shareholders' funds	22,495	86,484	2,225	2.6
Net yield				2.7
Net interest margin				3.1

Volume and Price Variances

The following table analyses the estimated change in Standard Chartered's net interest income attributable to changes in the average volume of interest-earning assets and interest-bearing liabilities and changes in their respective interest rates for the periods presented. Volume and rate variances have been determined based on movements in average balances and average exchange rates over the period and changes in interest rates on average interest-earning assets and average interest-bearing liabilities. Variances caused by changes in both volume and rate have been allocated to changes in volume.

	2003 versus 2002		
	Increase/(decrease) in interest due to		Net increase/ (decrease)
	Volume $million	Rate $million	in interest $million
Interest earning assets			
Cash and unrestricted balances at central banks	1	(1)	–
Treasury bills and other eligible bills	14	(48)	(34)
Loans and advances to banks	(63)	(296)	(359)
Loans and advances to customers	188	(383)	(195)
Debt securities and equity shares	220	(130)	90
Total interest earning assets	360	(858)	(498)
Interest bearing liabilities			
Dated subordinated loan capital	(30)	54	24
Undated subordinated loan capital	(5)	(28)	(33)
Interest bearing current and demand accounts	44	(43)	1
Savings deposits	(5)	(34)	(39)
Time deposits	2	(387)	(385)
Other deposits	(90)	111	21
Debt securities in issue	49	(41)	8
Total interest bearing liabilities	(35)	(368)	(403)

	2002 versus 2001		
	Increase/(decrease) in interest due to		Net increase/ (decrease)
	Volume $million	Rate $million	in interest $million
Interest earning assets			
Cash and unrestricted balances at central banks	–	(4)	(4)
Treasury bills and other eligible bills	67	(64)	3
Loans and advances to banks	(179)	(261)	(440)
Loans and advances to customers	105	(780)	(675)
Debt securities and equity shares	190	(205)	(15)
Total interest earning assets	183	(1,314)	(1,131)
Interest bearing liabilities			
Dated subordinated loan capital	(14)	(10)	(24)
Undated subordinated loan capital	10	(27)	(17)
Interest bearing current and demand accounts	23	(250)	(227)
Savings deposits	1	(26)	(25)
Time deposits	(44)	(757)	(801)
Other deposits	(9)	(78)	(87)
Debt securities in issue	(16)	(97)	(113)
Total interest bearing liabilities	(49)	(1,245)	(1,294)

Five Year Summary

	2003 $million	2002* $million	2001 $million	2000 $million	1999 $million
Operating profit before provisions	**2,089**	1,982	1,820	1,347	1,622
Provisions for bad and doubtful debts, and contingent liabilities and commitments	**(536)**	(712)	(731)	(470)	(801)
Amounts written off fixed asset investments	**(11)**	(8)	–	–	–
Operating profit	**1,542**	1,262	1,089	877	821
Profit before taxation	**1,542**	1,262	1,089	1,409	821
Profit attributable to shareholders	**1,018**	844	699	1,026	557
Loans and advances to banks	**13,354**	16,001	19,578	23,759	18,470
Loans and advances to customers	**59,744**	57,009	53,005	51,882	46,651
Total assets	**120,282**	112,953	107,535	102,435	87,786
Deposits by banks	**10,924**	10,850	11,688	11,103	8,999
Customer accounts	**73,767**	71,626	67,855	65,037	56,941
Shareholders' funds	**7,715**	7,270	7,538	6,508	5,594
Total capital resources[1]	**14,296**	12,974	12,959	11,117	8,783
Information per ordinary share					
Basic earnings per share	**81.5c**	57.6c	55.9c	92.2c	50.8c
Normalised earning per share[2]	**89.6c**	74.9c	66.3c	71.1c	53.7c
Dividends per share	**52.0c**	47.0c	41.92c	38.105c	36.967c
Net asset value per share	**603.9c**	569.8c	555.3c	551.1c	496.6c
Ratios					
Post-tax return on ordinary shareholders' funds-normalised basis[2]	**15.3%**	13.4%	12.0%	13.4%	11.5%
Basic cost-income ratio	**56.0%**	56.3%	58.9%	66.8%	57.9%
Cost-income ratio – normalised basis[2]	**53.9%**	53.6%	55.8%	57.3%	57.0%
Capital ratios:					
Tier 1 capital	**8.8%**	8.3%	9.0%	7.2%	8.8%
Total capital	**14.6%**	14.2%	16.2%	14.3%	15.1%

*Comparative restated (see note 52 on page 111).

(1) Shareholders' funds, minority interests and subordinated loan capital.

(2) Results on a normalised basis reflect the Group's results, excluding profits and losses of a capital nature, charges for restructuring and profits and losses on repurchase of share capital.

Principal Group Addresses

Head Office
Standard Chartered PLC
1 Aldermanbury Square,
London EC2V 7SB
Telephone: +44 (020) 7280 7500

Afghanistan
Standard Chartered Bank
House No. 10, Street 10B
Wazir Akbar Khan
Kabul, Afghanistan
Tel: +93 79 339 487
Country Chief Executive Officer: John Janes

Australia
Standard Chartered Bank
Level 1, 345 George Street,
Sydney, New South Wales 2000
(Postal address: GPO Box 7042,
Sydney, NSW2001), Australia
Telephone: +61 (02) 9232 9333
Country Chief Executive Officer: Eugene Ellis

Bahrain
Standard Chartered Bank
Government Road,
PO Box 29, Manama, Bahrain
Telephone: +973 1722 3636
Country Chief Executive Officer: Osman Morad

Bangladesh
Standard Chartered Bank
PO Box 502/169, Hadi Mansion,
2 Dilkusha C/A, Dhaka – 1000,
Bangladesh
Telephone: +880 (02) 956 2337/956 1713
Country Chief Executive Officer: David Fletcher

Botswana
Standard Chartered Bank
Botswana Limited
PO Box 496, 5th Floor,
Standard House, The Mall,
Gaborone, Botswana
Telephone: +267 360 1500
Country Chief Executive Officer: Nigel Jones

Brunei
Standard Chartered Bank
51–55 Jalan Sultan, Bandar Seri
Begawan BS8811,
(Postal address:
PO Box 186, BS8670),
Brunei Darussalam
Telephone: +673 (02) 220345
Country Chief Executive Officer: Hans Theilkuhl

Cameroon
Standard Chartered Bank
Cameroon S.A.
Boulevard de la Liberté,
BP 1784, Douala,
Cameroon
Telephone: +237 343 5200
Country Chief Executive Officer: George Mortimer

China
Standard Chartered Bank
35/F China Merchants Tower,
161 East LuJiaZui Road, Pudong
District, Shanghai 200120, China
Telephone: +86 (021) 5887 1230 Extn 7338
Country Chief Executive Officer: Martin Fish

Hong Kong SAR
Standard Chartered Bank
Standard Chartered Bank Building,
4–4A Des Voeux Road Central,
(Postal address: GPO Box 21),
Hong Kong
Telephone: +852 2820 3333
Director Standard Chartered Bank
Country Chief Executive Officer: Peter Wong

Falkland Islands
Standard Chartered Bank
PO Box 597, Ross Road,
Stanley, Falkland Islands
Telephone: +500 22220/21352
Country Chief Executive Officer: Nick Hutton

The Gambia
Standard Chartered Bank
Gambia PLC
Box 259, 8 Ecowas Avenue,
Banjul, The Gambia
Telephone: +220 227744
Country Chief Executive Officer:
Onesimo Jacob Mukumba

Ghana
Standard Chartered Bank
Ghana Limited
Head Office, High Street Building,
Accra, PO Box 768, Accra, Ghana
Telephone: +233 (021) 664 591–8
Country Chief Executive Officer: Ebenezer Essoka

India
Standard Chartered Bank
90 Mahatma Gandhi Road,
PO Box 725,
Mumbai, 400 001, India
Telephone: +91 (022) 267 0162
Regional General Manager, India and Nepal:
A Christopher M Low

Indonesia
Standard Chartered Bank
Wisma Standard Chartered Bank,
Jl. Jend. Sudirman Kav. 33–A,
Jakarta 10220,
(Postal address: PO Box 57
JKWK Jakarta 10350), Indonesia
Telephone: +62 (021) 251 3333
Country Chief Executive Officer: Stewart Hall

Ivory Coast
Standard Chartered Bank
Côte d'Ivoire SA
23 Boulevard de la République,
17 BP 1141, Abidjan 17,
Côte d'Ivoire
Telephone: +225 20 30 32 00
Country Chief Executive Officer:
Christopher R Knight

Japan
Standard Chartered Bank
21st Floor, Sanno Park Tower,
2–11–1, Nagata–Cho,
Chiyoda Ku Tokyo, 100–6155
Japan
Telephone: +81 (03) 5511 1200
Country Chief Executive Officer: Mark Devadason

Jersey
Standard Chartered Grindlays
(Offshore) Limited
13–15 Castle Street, St. Helier,
Jersey JE4 8PT
Telephone: +44 (01534) 704 000
Country Chief Executive Officer: Paul Walkden

Jordan
Standard Chartered Bank
PO Box 9997, Shemesani,
Amman 11191, Jordan
Telephone: +962 (06) 5607 201 Extn 358
Country Chief Executive Officer: Zahid Rahim

Kenya
Standard Chartered Bank
Kenya Limited
Moi Avenue, Box 30003–00100
GPO, Nairobi, Kenya
Telephone: +254 (020) 3209 3000
Country Chief Executive Officer: Michael C Hart

Lebanon
Standard Chartered Bank s.a.l.
Dbaye 509 Building, Dbaye
Highway, PO Box 70216,
Antelias, Lebanon
Telephone: +961 (04) 542474
Country Chief Executive Officer: Aamir Hussain

Malaysia
Standard Chartered Bank
9th Floor, 2 Jalan Ampang,
50450 Kuala Lumpur,
(Postal address: PO Box 11001,
50732 Kuala Lumpur), Malaysia
Telephone: +60 (03) 2072 6555/7766
Country Chief Executive Officer: Shayne K Nelson

Mauritius
Standard Chartered Bank
(Mauritius) Limited
8/F Happy World House
Sir William Newton Street
Port Louis, Mauritius
Telephone: +230 208 8268
Country Chief Executive Officer: Anish Paul

Nepal
Standard Chartered Bank
Nepal Limited
GPO Box 3990, Naya Baneshwar,
Kathmandu, Nepal
Telephone: +977 1783 753/ 782 333
Country Chief Executive Officer: Sujit Mundul

Nigeria
Standard Chartered Bank
Nigeria Limited
Plot 105b, Ajose Adeogun Street,
Victoria Island, Lagos, Nigeria
Telephone: +234 (01) 320
2000/262 6801–5/262 6815–19
Country Chief Executive Officer: Simon Millet

Oman
Standard Chartered Bank
PO Box 2353,
Postal Code 112,
Ruwi, Sultanate of Oman, Oman
Telephone: +968 704 484
Country Chief Executive Officer:
Murtadha Mohamed Ali Kukoor

Pakistan
Standard Chartered Bank
PO Box 5556, I. I. Chundrigar
Road, Karachi 74000, Pakistan
Telephone: +92 (21) 241 6945/241 6541
Country Chief Executive Officer: Badar Kazmi

Philippines
Standard Chartered Bank
6788 Ayala Avenue,
Makati City, Philippines
Telephone: +63 (02) 886 7888
Country Chief Executive Officer: Simon Morris

Qatar
Standard Chartered Bank
Abdullah Bin Jasim Street,
PO Box 29, Doha, State of Qatar
Telephone: +974 441 4248
Country Chief Executive Officer: Arif Mansoor

Republic of Korea (South Korea)
Standard Chartered Bank
22nd Floor, Seoul Finance Center
Building, 84, Taepyeongro 1-ga,
Jung-gu, Seoul 100-101,
Republic of Korea
Telephone: +82 (02) 750 6114
Country Chief Executive Officer: Bill Gemmel

Sierra Leone
Standard Chartered Bank
Sierra Leone Limited
Head Office 9 & 11, Lightfoot
Boston Street, PO Box 1155,
Freetown, Sierra Leone
Telephone: +232 (0) 22 226220/225021
Country Chief Executive Officer: Lamin K Manjang

Singapore
Standard Chartered Bank
6 Battery Road, Singapore 049909
(Postal address: PO Box 1901,
Singapore 903801)
Telephone: +65 6 225 8888
Country Chief Executive Officer: Euleen Goh

South Africa
Standard Chartered Bank
3rd Floor, 2 Merchant Place
Fredman Drive, Sandown 2196
PO Box 782080 Sandton 2146
Gauteng
South Africa
Telephone: +27 (0) 11 217 6606
Country Chief Executive Officer: John Kivits

Sri Lanka
Standard Chartered Bank
37 York Street, PO Box 112,
Colombo 1, Sri Lanka
Telephone: +94 (01) 480 000
Country Chief Executive Officer: Vishnu Mohan

Taiwan
Standard Chartered Bank
168 Tun Hwa North Road,
Taipei 10549, Taiwan
Telephone: +886 (02) 2716 6261/2717 2866
Country Chief Executive Officer: Roland Teo

Tanzania
Standard Chartered Bank
Tanzania Limited
1st Floor, International House,
Shaaban Robert Street and
Garden Avenue, PO Box 9011,
Dar es Salaam, Tanzania
Telephone: +255 (22) 2122 160
Country Chief Executive Officer: Hemen Shah

Thailand
Standard Chartered Bank
Standard Chartered Nakornthon
Bank Public Company Limited
90 North Sathorn Road, Silom,
Bangrak, Bangkok 10500, Thailand
Telephone: +66 (02) 724 8001
Country Chief Executive Officer: Annemarie Durbin

Uganda
Standard Chartered Bank
Uganda Limited
5 Speke Road, Kampala,
(Postal address: PO Box 7111,
Kampala), Uganda
Telephone: +256 (041) 341 623
Country Chief Executive Officer: David D Cutting

United Arab Emirates
Standard Chartered Bank
PO Box 999, Al Mankhool Road,
Dubai, United Arab Emirates
Telephone: +971 4 5070 382
Country Chief Executive Officer: Ray Ferguson

United Kingdom
Standard Chartered Bank
1 Aldermanbury Square,
London EC2V 7SB
Telephone: +44 (020) 7280 7500
Country Chief Executive Officer: David Procter

United States of America
Standard Chartered Bank
One Madison Avenue,
New York, USA
Telephone: +1 (212) 667 0700
Country Chief Executive Officer: James F McCabe

Vietnam
Standard Chartered Bank
Hanoi Towers, Unit 8-01, 49 Hai Ba
Trung Street, Hanoi, Vietnam
Telephone: +84 (04) 825 8970
Country Chief Executive Officer: Philip Skevington

Zambia
Standard Chartered Bank
Zambia PLC
Standard House, PO Box 32238,
Cairo Road, Lusaka 10101, Zambia
Telephone: +260 (01) 229 242-50
Country Chief Executive Officer: Peter McLean

Zimbabwe
Standard Chartered Bank
Zimbabwe Limited
Old Mutual Centre,
Cnr. 3rd Street/Jason Moyo
Avenue, PO Box 373, Harare
Zimbabwe
Telephone: +263 (4) 752852/9, 753212/5, 253801/9
Country Chief Executive Officer:
Washington Matsaira

Representatives offices

Argentina
Telephone: +54 114875 0500

Bahamas
(Contact the New York office)
Telephone: +1 (212) 667 0700

Brazil
Telephone: +55 11 3371 0150

Cambodia
Telephone: +855 23 216 685/212 729

Colombia
Telephone: +57 (01) 326 4030

Iran
Telephone: +98 21888 1918/9

Laos
Telephone: +856 2141 4422

Mexico
Telephone: +52 555 5387 1307

Peru
Telephone: +51 (01) 711 7000

Turkey
Telephone: +90 212 283 0758

Venezuela
Telephone: +58 212 993 0522

Standard Chartered branches/offices:

Afganistan	1
Argentina	1
Australia	1
Bahamas	1
Bahrain	5
Bangladesh	18
Botswana	12
Brunei	7
Cambodia	1
Cameroon	2
China	15
Hong Kong SAR	75
Colombia	1
Falkland Islands	1
The Gambia	5
Ghana	19
India	69
Indonesia	6
Iran	1
Ivory Coast	3
Japan	1
Jersey	1
Jordan	7
Kenya	29
Laos	1
Lebanon	5
Malaysia	30
Mauritius	1
Mexico	2
Nepal	9
Nigeria	4
Oman	1
Pakistan	20
Peru	1
Philippines	6
Qatar	1
Republic of Korea (South Korea)	1
Sierra Leone	3
Singapore	20
South Africa	2
Sri Lanka	9
Taiwan	3
Tanzania	6
Thailand	42
Turkey	1
Uganda	6
United Arab Emirates	8
United Kingdom	5
United States of America	2
Venezuela	1
Vietnam	2
Zambia	15
Zimbabwe	30

Shareholder Information

Dividend and Interest Payment Dates

Ordinary shares	Final dividend	Interim dividend (provisional only)
Results and dividend announced	18 February 2004	4 August 2004
Ex dividend date	25 February 2004	11 August 2004
Record date for dividend	27 February 2004	13 August 2004
Last date to elect for share dividend or to change standing instructions	16 April 2004	17 September 2004
Dividend payment date	14 May 2004	8 October 2004

Preference shares	1st half yearly dividend	2nd half yearly dividend
7³/₈ per cent Non-Cumulative Irredeemable preference shares of £1 each	1 April 2004	1 October 2004
8¹/₄ per cent Non-Cumulative Irredeemable preference shares of £1 each	1 April 2004	1 October 2004
8.9 per cent Non-Cumulative preference shares of $5 each: dividends paid on the 1st of each calendar quarter.		

Annual General Meeting

The Annual General Meeting will be held at 12 noon on 11 May 2004 at Merchant Taylors' Hall, 30 Threadneedle Street, London EC2R 8JB.

Interim Results

The interim results will be announced to the London Stock Exchange, the Stock Exchange of Hong Kong and put on our website: www.standardchartered.com.

ShareCare

ShareCare is available to shareholders on the United Kingdom register and allows you to hold your Standard Chartered shares in a nominee account. Your shares can be held in electronic form so you will no longer have to worry about keeping your share certificates safely. If you join ShareCare you will still be invited to attend the Company's AGM and you will still receive your dividend at the same time as everyone else. ShareCare is free to join and there are no annual fees to pay. If you would like to receive more information please contact the shareholder helpline on 0870 702 0138.

Previous Dividend Payments

Dividend and financial year	Payment date	Dividend per ordinary share	Cost of one new ordinary share under share dividend scheme
Interim 1998	16 October 1998	6.25p	587.2p
Final 1998	28 May 1999	14.50p	889.5p
Interim 1999	15 October 1999	6.75p	860.8p
Final 1999	26 May 2000	16.10p	797.9p
Interim 2000	13 October 2000	7.425p	974.3p
Final 2000	25 May 2001	17.71p	No offer
Interim 2001	12 October 2001	12.82¢/8.6856p	No offer
Final 2001	17 May 2002	29.10¢/19.91p	£8.43/$12.32
Interim 2002	15 October 2002	14.10¢/9.023p	£6.537/$10.215
Final 2002	13 May 2003	32.9¢/20.692p/HK$2.566	£6.884/$10.946
Interim 2003	10 October 2003	15.51¢/9.3625p/HK$1.205	£8.597/$14.242

Bankers' Automated Clearing System (BACS)
Dividends can be paid straight into your bank or building society account. Please contact our registrar for a mandate form.

Registrars and Shareholder Enquiries
If you have any enquiries relating to your shareholding and you hold your shares on the United Kingdom register, please contact our registrar Computershare Investor Services PLC, at PO Box 82, The Pavilions, Bridgwater Road, Bristol, BS99 7NH. There is a shareholder helpline on 0870 702 0138. If you hold your shares on the Hong Kong branch register please contact Computershare Hong Kong Investor Services Limited at Rooms 1901–5, 19th Floor, Hopewell Centre, 183 Queens Road East, Hong Kong. You can check your shareholding at: www.computershare.com.

Chinese Translation
If you would like a Chinese version of this Report and Accounts please contact:

Computershare Hong Kong Investor Services Limited at Rooms 1901–5, 19th Floor, Hopewell Centre, 183 Queens Road East, Hong Kong.

年報之中文譯本可向香港中央證券登記有限公司索取，地址：香港皇后大道東183號合和中心1901-5室。

Shareholders on the Hong Kong branch register who have asked to receive the report and accounts in either Chinese or English can change this election by contacting Computershare.

If there is a dispute between any translation and the English version of this Report and Accounts, the English text shall prevail.

Taxation
Information on taxation applying to dividends paid to you if you are a shareholder in the United Kingdom, Hong Kong and the United States will be sent to you with your dividend documents.

Electronic Communications
If you hold your shares on the United Kingdom register and in future you would like to receive the Report and Accounts electronically rather than by post, please register online at: www.standardchartered.com/investors. Then click on **Update Shareholder Details** and follow the instructions. You will need to have your Shareholder or ShareCare Reference number when you log on. You can find this on your share certificate or ShareCare statement.

Designed and produced by Rare Corporate Design, London. Principal location photography by Michael Heffernan. Print and logistics by Astron in the UK.

Printed in the UK on bio-degradable paper made from 50% chlorine free bleached pulp, and 50% recycled from de-inked fibres. This document is fully recyclable.

We believe

seeing is believing



Standard Chartered aims to raise funds to restore sight to one million people.

Our Seeing is Believing global fundraising campaign has already raised US$1,400,000, enough to restore the sight of 56,000 people, twice our original target.

The money raised will be administered by Sight Savers International and other members of Vision 2020 'The Right to Sight'.

We would like to thank all our employees, customers, suppliers and shareholders for their generous support.

Now we want to raise enough to restore a million eyesights.

If you would like to support Seeing is Believing please contact:
Genevieve Kotta, Community Relations Manager
Genevieve.Kotta@uk.standardchartered.com
Telephone: +44 (0) 20 7280 7657

www.standardchartered.com

Registered Office:
1 Aldermanbury Square
London EC2V 7SB
Telephone +44 (0)20 7280 7500
www.standardchartered.com

Principal Place of Business
in Hong Kong:
32nd Floor, 4-4A Des Voeux Road,
Central, Hong Kong

Registered in England
number: 966425

Final Results 2003 Press Release
18 February 2004


Standard Chartered
START

Leading the way in Asia, Africa and the Middle East

Standard Chartered

TO CITY EDITORS
FOR IMMEDIATE RELEASE

18 February 2004

STANDARD CHARTERED PLC RESULTS FOR 2003

HIGHLIGHTS

STANDARD CHARTERED PLC RESULTS FOR THE YEAR ENDED 31 DECEMBER 2003

Results

- Profit before tax rose 22 per cent to $1,542 million compared with $1,262 million in 2002.
- Net revenue up 5 per cent to $4,753 million from $4,539 million in 2002.
- Costs up 4 per cent to $2,664 million (2002: $2,557 million).
- Debt charge down 25 per cent to $536 million (2002: $712 million).
- Normalised earnings per share at 89.6 cents (2002: 74.9 cents), up 20 per cent.
- Normalised return on equity at 15.3 per cent (2002: 13.4 per cent).
- Annual dividend per share increased by 10.6 per cent to 52.0 cents.

Significant achievements

- Consumer Banking revenue outside Hong Kong up 10 per cent.
- Turnaround in Hong Kong – operating profit up 17 per cent.
- Wholesale Banking operating profit up 18 per cent.
- Expanded into new markets – South Africa, South Korea.

Commenting on these results, the Chairman of Standard Chartered PLC, Bryan Sanderson, said:

"I am very pleased to report that our Group has delivered another strong performance. Not only did our business succeed in making up for the uncertain economic start to 2003, we went on to achieve strong growth over the previous year, underlining the progress we are making towards our goal of leading the way in Asia, Africa and the Middle East."

STANDARD CHARTERED PLC - TABLE OF CONTENTS

Unless another currency is specified, the word "dollar" or symbol "$" in this document means United States dollar.

STANDARD CHARTERED PLC - SUMMARY OF RESULTS
FOR THE YEAR ENDED 31 DECEMBER 2003

	2003 $m	2002* $m
RESULTS		
Net revenue	**4,753**	4,539
Provisions for bad and doubtful debts and contingent liabilities	**(536)**	(712)
Profit before taxation	**1,542**	1,262
Profit attributable to shareholders	**1,018**	844
BALANCE SHEET		
Total assets	**120,282**	112,953
Shareholders' funds:		
Equity	**7,066**	6,638
Non-equity	**649**	632
Capital resources	**14,296**	12,974
INFORMATION PER ORDINARY SHARE	**Cents**	Cents
Earnings per share – normalised basis	**89.6**	74.9
basic	**81.5**	57.6
Dividends per share	**52.0**	47.0
Net asset value per share	**603.9**	569.8
RATIOS	**%**	%
Post-tax return on equity – normalised basis	**15.3**	13.4
Cost income ratio – normalised basis	**53.9**	53.6
Capital ratios:		
Tier 1 capital	**8.8**	8.3
Total capital	**14.6**	14.2

* Comparatives restated (see note 17 on page 49).

Results on a normalised basis reflect the Group's results excluding amortisation of goodwill, profits/losses of a capital nature and profits/losses on repurchase of share capital.

I am very pleased to report that our Group has delivered another strong performance.

Not only did our businesses succeed in making up for the uncertain economic start to 2003, we went on to achieve strong growth over the previous year, underlining the progress we are making towards our goal of leading the way in Asia, Africa and the Middle East.

2003 Results

Performance is my top priority. This year's results are evidence of the strength and focus of our management team and the performance culture that is developing throughout the Group.

It is notable that Standard Chartered delivered a 37 per cent increase in total shareholder return last year, the highest of the major UK banks.

We are recommending a final dividend of 36.49 cents per share, compared with 32.90 cents in 2002. This gives a total dividend of 52.0 cents, an increase of 10.6 per cent over 2002.

A Changing World

The economic climate has improved significantly. We have entered 2004 with a strengthening world economy and increasing business confidence.

There are signs of vibrant economic growth in our major markets in the year ahead.

The Asian economies are out-performing and China is particularly strong. China is having a major impact across Asia, boosting intra-regional trade. Hong Kong, in particular, has benefited from measures China introduced to promote closer economic integration.

World trade has continued to outstrip world growth, benefiting our core regions.

The economic cycle is proving beneficial for Africa and the Middle East. The combination of a weak dollar and global recovery is keeping oil and commodity prices high.

Of course, there are always shocks. But in recent years, the world economy, and our markets, have shown remarkable resilience to these shocks and policy makers have demonstrated their ability to respond quickly.

Positioned for Growth

Our plans are led by organic growth. We are operating in dynamic markets with attractive growth rates. There is plenty of potential for us to grow in these markets.

However, we recognise that there are a number of places where we have opportunities to build a bigger presence; examples are China, South Africa and South Korea. We will continue to consider acquisitions but we are very disciplined in our approach.

During the year, we created a range of opportunities in new markets and we will move these forward in 2004.

Last summer we returned to South Africa with the award of a banking licence and the acquisition of the digital financial services company 20twenty. We took a 9.8% stake in Koram, South Korea's sixth largest bank for $154 million. We were the first international bank to be awarded a licence in Afghanistan. In Iraq, we play a leading role in the consortium running the Trade Bank of Iraq. We have recently opened a representative office in Turkey.

In Hong Kong, we are in the process of incorporating our local business. This is a further sign of our commitment to Hong Kong and will help us take advantage of closer economic integration with China.

In January 2004 we sold our 0.4 per cent shareholding in Bank of China's subsidiary BOC Hong Kong, making a gain of $35 million. We will use these funds to further organic growth in China. These gains are not included in our results for 2003.

Corporate Governance

I would like to thank Ronnie Chan, Barry Clare and Cob Stenham who retired from the Board during 2003. They made a valuable contribution to our Board. I also want to thank Sir Patrick Gillam, my predecessor, who played a key role in making Standard Chartered the bank it is today.

David Moir and Sir Ralph Robins will be retiring from the Board after the Annual General Meeting on May 11, 2004.

We also saw the appointment of two new non-executive directors: Paul Skinner and Ruth Markland. They both have a wealth of talent to offer. Ruth has great expertise in Asia, where she was Managing Partner Asia for Freshfields Bruckhaus Deringer and a deep understanding of the regulatory environment there. Paul is the Chairman of Rio Tinto, one of the most successful global mining companies. In his former position at Royal Dutch Shell he was CEO of the Group's global Oil Products business.

These changes to the Board bring us closer in line with corporate governance guidelines under the new Combined Code, which came into effect in January 2004. Further changes can be anticipated as we continue to shape our Board in line with best practice.

It is my view that good performance and good governance reinforce each other. We attach great importance to the high standards of governance we have achieved in all our markets and will ensure that these are sustained.

Corporate Social Responsibility

Another aspect of good governance is good corporate citizenship. This is essential for sustaining the growth of our business and for long-term profitability. We have a responsibility for the type of business we do, and to the communities we serve.

During 2003, the Group's 150th anniversary, we made substantial efforts to reinvest in the communities where we do business. In a year in which we grew our operating profit by 22 per cent, our employees also raised $1.4 million, enough to restore the sight of 56,000 people through our "Seeing is Believing" campaign. In addition all our staff were educated on HIV/AIDS, as part of our "Living with HIV" programme which was awarded the Global Business Coalition Award for Business Excellence.

Our Corporate Social Responsibility initiatives made a major contribution to the engagement of employees in our business strategy and have enhanced our reputation with our customers.

The Way Ahead

Standard Chartered continues to achieve strong profit growth in most of its markets. With the growth of our businesses in India and the Middle East we have a more balanced platform.

Our brand has a long and positive association with our markets in Asia, Africa and the Middle East.

Our business is in good shape and the economic outlook across our markets is far more positive than 12 months ago.

Standard Chartered has many options for future growth, which, with disciplined management, we look forward to exploring. Our primary goal is to improve shareholder return.

In 2003 we achieved record results. We are determined to deliver again in 2004.

Bryan Sanderson CBE
Chairman
18 February 2004

STANDARD CHARTERED PLC – GROUP CHIEF EXECUTIVE'S REVIEW

The Bank has achieved strong results in 2003. We are establishing a track record of consistent delivery.

In 2003 we improved performance despite a challenging environment, with the SARS virus in East Asia, the war in Iraq and the low interest rate environment globally. This has demonstrated the strength of our management, the motivation of our people and the resilience of our business.

Two years ago, our management team made a commitment to improve the Bank's financial performance.

Since then, operating profit has increased from $1.1 billion to over $1.5 billion. Return on Equity has improved from 12.0 per cent to 15.3 per cent. Earnings Per Share (EPS) has grown from 66.3c to 89.6c up 35 per cent.

The key for us going forward is to deliver against a balanced scorecard of sustainable revenue growth, tightly controlled costs, increasing EPS and improved Total Shareholder Return. At the same time we have to invest in our brand and ensure our staff are engaged.

This will involve making some trade-offs on key metrics. In 2003 we took advantage of good profits in the first half to invest in our Consumer Banking business and lay further foundations for growth in 2004. We deliberately traded short-term improvement in our cost income ratio to accelerate growth. However, we remain focused on costs and we expect an improvement in our cost income ratio this year.

We have also traded revenue to reduce the risk of parts of our business, and we are seeing the benefits of this in the reduction in our bad debts.

In short, we have grown our business. We have delivered better returns and we have invested for growth.

We have also improved our processes and controls. We have become a more tightly disciplined Group. Our brand is stronger and we have a clear strategic direction.

Our aspiration is to be the world's best international bank, leading the way in Asia, Africa and the Middle East.

I see the past two years as the first phase of our journey towards this aspiration; performance improvement, and bringing returns to a higher level. We are now entering the next phase which will be about growth, investment and continued delivery.

Our 2003 Priorities

Last year we outlined to you the following agenda for 2003:

- Drive returns in Wholesale Banking
- Grow Consumer Banking revenue
- Accelerate growth in India
- Leverage opportunities in China
- Drive technology improvements

We have made good progress.

Wholesale Banking
Drive returns

We committed to improving returns in Wholesale Banking by changing the shape of the business, reducing the risk profile and achieving positive "jaws" - the gap between revenue growth and cost growth. We have done so.

We have rationalised our customer base. We traded revenue for risk reduction, which is reflected in our improved bad debt line. We have also invested in new product capabilities, particularly in our Global Markets business. The result has been a low level of bad debts, diversified revenue streams and improved returns.

In 2003, profits increased by 18 per cent, driven by revenue growth of seven per cent. There was tight control on costs and an outstanding net bad debt performance.

Customer revenue growth of 11 per cent more than offset a decline in revenue from asset and liability management. Our investment in building a broad range of more value-added, less capital-intensive products, such as derivatives, fixed income and structured products, is bearing fruit with our customers.

Our strength in foreign exchange was recognised by awards from FX Week as Best Bank in Emerging Asian Currencies and Best Bank in Emerging African/Middle East Currencies.

We have made excellent progress in trade finance, increasing revenue by ten per cent in 2003. The launch of B2BeX, our internet platform for trade sourcing, payments and financing, has been a success. There are now over 450 companies using this.

Despite a low interest rate environment, we are generating more customer revenue from our capital. Given the momentum of customer business we will continue to do so.

Our performance on bad debts in Wholesale Banking has been outstanding, underpinned by very strong recoveries. Sustaining this excellent performance will be a challenge as the level of non-performing loans continues to reduce. However, tight risk management remains the cornerstone of our Wholesale Banking strategy.

We have controlled costs firmly, scaling back in unprofitable segments and geographies such as Latin America. We will continue to pace investment with capital capacity and revenue growth.

Consumer Banking
Grow revenue

In Consumer Banking we have built market share in a number of markets and produced strong revenue growth.

Overall we increased our Consumer Banking profits by 19 per cent in 2003.

Revenue grew strongly outside of Hong Kong, but fell in Hong Kong as a direct result of the actions we took to contain the personal bankruptcy problem that has affected Hong Kong's banking industry. In 2004 we expect to see a return to revenue growth there as the consumer-led recovery there takes hold.

Costs rose as we deliberately accelerated investment in new markets, new products and new service platforms in the second half. This included entering Consumer Banking in South Africa and South Korea; launching Manhattan Card in Singapore and MortgageOne in new markets; expanding distribution and upgrading phone and internet banking across a number of countries.

In 2003 we saw double-digit revenue growth in most markets and, in some, growth of more than 20 per cent. Credit card revenue grew strongly and we are making good progress in the personal loans market. Our mortgage business performed very well, particularly MortgageOne, an innovative off-set mortgage product, which continued to capture market share.

In Indonesia and India, in particular, we continued the expansion of our branch networks. In Thailand and Taiwan we have seen a significant increase in revenue, with personal loans and wealth management products proving particularly successful.

Malaysia achieved good growth in profitability, helped by mortgage sales and a decrease in bad debts.

In the United Arab Emirates (UAE) we launched new credit card products, expanded our investment services unit and made improvements to our branches. We also began the launch of our internet banking service across the region.

Our progress in Consumer Banking was recognised in the Lafferty Retail Banking Awards – the industry benchmark – where we were named Best Retail Bank in Asia Pacific.

We enter 2004 with real impetus and Consumer Banking will continue to be our engine for future growth.

India
Accelerate growth

In India we had a good year on the back of robust revenue growth.

Our customer base and brand recognition is growing rapidly along with our product range and we have a better balanced business.

We have diversified our product base to include mortgages and we have seen strong growth in mortgages and investment services. Traditionally our India Consumer Banking business was liabilities led which resulted in short term margin pressure. However, expanding our mortgage book means that assets are now growing strongly which should generate good revenue growth in 2004.

We continue to build our branch and distribution network and opened branches in nine new cities in 2003.

Our Wholesale Banking business in India has followed our client focussed growth strategy. We bank half of India's top 300 corporations and our Global Markets capability is gaining external recognition.

We have achieved a lot but India is a market where we have big ambitions. We are aiming for long-term sustainable growth and to achieve that we will continue to diversify our product base, improve our risk management and strengthen our distribution capabilities.

Hong Kong and China
Leverage opportunities

The Group's long-term confidence in Hong Kong is being rewarded and we saw excellent growth in operating profit. Although we witnessed a turbulent six months due to SARS and the impact of the personal bankruptcies issue during the first half of the year, there was a remarkable turnaround in sentiment and performance in the second half.

We are confident we can show significant improvement in Hong Kong as a consumer led revival takes hold. Consumer Banking saw renewed revenue growth in the second half. We increased our penetration in the mortgage market, and bankruptcy bad debts fell. In the fourth quarter, losses related to the personal bankruptcy issue fell to $29 million, the lowest since 2001 and down from $40 million in quarter three. The challenge for us now is to rebuild a quality asset base in unsecured lending.

We have announced that we are seeking to incorporate our Hong Kong business locally, which will underpin our strategy for growth in Greater China.

We continue to take advantage of growth in the Pearl River Delta. The Closer Economic Partnership Agreement between Hong Kong and China is fundamental to the development of this region.

China remains very much on our agenda. We are seeing good organic growth and increased profitability from our business in this market.

We also continue to explore opportunities for acquisition and minority stake investments.

Technology
Drive improvements

The Group has made significant progress in 2003 towards improving operational efficiency. We have now built the capability and capacity needed to underpin our growth strategy going forward and I am proud of what we have achieved in this area.

This has not been done through any grand cutting edge solution; but through focused and disciplined project prioritisation and investment, and through the courage and tenacity it took to build our hubs and move to standardised and centralised processes.

We have continued the expansion of the shared service centres at Chennai in India and Kuala Lumpur in Malaysia. We now have 3,300 employees at the two sites, accounting for 11 per cent of our workforce. Nearly half of our world-wide technology staff are now in Chennai.

Our strategy for Technology and Operations going forward has three elements:

- rigorous vendor management;
- taking the hubs into the next phase of evolution. The first phase was around hubbing processes. Going forward we will re-engineer these processes to ensure best in class turnaround times and service, but also to deliver further cost benefits;
- and thirdly, continued but focused investment in our infrastructure. You can expect to see further infrastructure investment in 2004 but let me assure you it will be targeted, focused and tightly controlled.

Other Performance Highlights

Africa

I would like to single out Africa's performance. We increased operating profits in Africa by 50 per cent in 2003.

Wholesale Banking is central to our growth and is producing high returns. Consumer Banking is comparatively small, but we are in the process of transforming it from a traditional savings bank to a modern consumer bank by migrating product capability from Asia and MESA.

Core countries like Kenya and Ghana produced strong growth and there are great opportunities for us to grow our footprint in the two biggest economies in the region, South Africa and Nigeria, where we are under-represented.

In South Africa, we re-entered the market in August 2003 with a branch opening and the acquisition of the digital financial services company 20twenty. In Nigeria, our revenue, albeit still relatively small today, increased 50 per cent in 2003 and we plan to double the number of branches to six this year.

Our performance was recognised by The Banker magazine, which named us Best Bank in Africa for 2003.

Risk

In risk management, we have significantly enhanced our capability over the past two years.

We have strengthened our analytical capability and tightened our controls.

Although 2003 presented us with a challenging risk environment, bad debts fell by 25 per cent to $536 million. We have benefited from a relatively benign credit environment in Asia, but this substantial reduction proves that our efforts to improve our risk profile, including our willingness to sacrifice revenue, have paid off.

With the ever present threat of terrorism, corporate collapses and rapid changes in currency markets, we remain vigilant and keep a tight control of risk.

Brand and Service

Two core elements of our strategy are our brand promise and our commitment to excellent customer service.

Brand recognition has improved significantly since our brand re-launch 18 months ago.

We became the sponsor of the Hong Kong marathon in 1997. This event has become an enormous success and we have started three new marathons in the key cities of Singapore, Mumbai and Nairobi. These are high profile events and a great way to be part of the community.

Our aspiration to lead the way sets out our direction for future growth. Our new customer service strategy provides an opportunity to drive this forward.

We are in an industry that's not renowned for its service and recognise we have a long way to go. We have started by learning from some of the great service companies – retailers, airlines and hotels – to improve our own service model.

This will not involve major investment. It is about processes, behaviour and culture. We believe that our ability to out-serve our customers' expectations is fundamental to unlocking shareholder value.

We are adding the launch of this out-serve initiative as a new item for our 2004 priorities.

Our people

We employ over 30,000 people in 56 countries and territories. More than half our employees are educated to degree level, while 26 per cent possess a post-graduate qualification.

New talent is vital for future performance. Using a global on-line system, in 2003 we recruited 125 graduates to our management trainee programme, split equally between genders and representing 21 nationalities.

Our focus is on helping our people play to their strengths by identifying and developing their talents. Our talent management process covers 93 per cent of our employees.

Since 2000 we have been systematically improving employee engagement. Central to this is our employee engagement survey. In 2003, 95 per cent of employees participated. It continues to highlight strong year on year increases in our employee engagement.

Our 2004 Priorities

- Accelerate Consumer Banking revenue growth
- Drive returns in Wholesale Banking
- Step up growth in India
- Build China options
- Deliver technology benefits
- Begin out-serve journey

Outlook

The past twelve months have seen considerable change in the outlook for business. A year ago there was a lot of uncertainty about the direction of the global economy, with the war in Iraq, followed by the SARS outbreak in East Asia.

Now the mood is more upbeat, particularly in our markets. However, we are well aware that the world is still prone to the threat of terrorism as well as corporate and economic shocks. In addition, there are concerns over the impact of the weakness of the US dollar.

Nonetheless, we believe that we have a management team that can deliver consistent performance despite short-term economic conditions, as we proved last year.

We have again delivered strong financial performance and our businesses have good momentum. We are confident that we will be able to take advantage of the significant growth opportunities in our markets in the year ahead.

Mervyn Davies CBE
Group Chief Executive
18 February 2004

GROUP SUMMARY

The Group had a strong year in 2003 with profit before taxation 22 per cent higher than in 2002, at $1,542 million. This growth was broadly based, both geographically and across a wide range of products, reflecting an increasingly balanced portfolio, diversity of earnings and effective risk management. Normalised earnings per share has grown by 20 per cent to 89.6 cents. Refer to note 8 on page 43 for the details of basic and diluted earnings per share.

Net revenue has grown five per cent from $4,539 million in 2002 to $4,753 million in 2003, driven by strong growth in non funded income in both Consumer Banking and Wholesale Banking.

Net interest income fell by three per cent to $2,968 million, principally as a result of bankruptcy containment actions in Hong Kong, margin pressure on mortgages in Singapore and lower yields on asset and liability management. The net interest margin fell from 3.1 per cent in 2002 to 2.8 per cent in 2003 and interest spread fell from 2.7 per cent to 2.5 per cent. The generally low interest rate environment and, in Hong Kong, a change in product mix was behind this reduction.

Net fees and commissions increased by 17 per cent from $991 million to $1,156 million. Fee based Wealth Management products and lower mortgage subsidies, particularly in Hong Kong and Singapore, contributed significantly to this growth. Fee income in Africa grew by 33 per cent, an excellent performance driven by higher transaction volumes and facility fees.

Revenue from dealing profits and exchange increased 25 per cent from $420 million to $525 million. Over 70 per cent of this revenue is customer driven. Retail foreign exchange performed well and customer driven option and derivative revenue grew by 80 per cent.

Other operating income increased by 60 per cent from $65 million to $104 million, largely from profit on sale of investment securities in the first half as part of a programme to reduce the risk in the book.

Total operating expenses have grown by four per cent to $2,664 million. Maintaining tight control over costs while continuing to invest in the business remains a priority. In 2003, investment was focused on new market entry, product innovation, expanding distribution and improved service platforms and infrastructure. This investment positions the Group to take advantage of future growth opportunities, although in the short term has led to a small increase in the normalised cost income ratio from 53.6 per cent in 2002 to 53.9 per cent in 2003.

Effective risk management led to a reduction in the debt charge of $176 million, or 25 per cent, from $712 million to $536 million. Provision for bankruptcies in Hong Kong fell from $287 million in 2002 to $173 million this year. The corporate portfolio performed exceptionally well and recoveries were strong.

CONSUMER BANKING

Consumer Banking operating profit increased 19 per cent from $623 million in 2002 to $740 million in 2003. Revenue grew by three per cent. Ten per cent revenue growth outside of Hong Kong was offset by a six per cent decline in revenue in Hong Kong. Costs were held flat in the first half, but were deliberately accelerated in the second half to support growth initiatives. The bad debt charge fell by 21 per cent, largely from an improvement in the Hong Kong bankruptcy situation.

STANDARD CHARTERED PLC – FINANCIAL REVIEW (continued)

The following tables provide an analysis of operating profit by geographic segment for Consumer Banking:

2003

	Asia Pacific: Hong Kong $m	Asia Pacific: Singapore $m	Asia Pacific: Malaysia $m	Asia Pacific: Other Asia Pacific $m	India $m	UAE $m	Other Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Consumer Banking Total $m
Net revenue	955	329	162	333	224	102	138	170	79	2,492
Costs	(416)	(111)	(79)	(189)	(129)	(46)	(83)	(159)	(62)	(1,274)
Charge for debts	(282)	(40)	(19)	(58)	(59)	(11)	(5)	(4)	-	(478)
Operating profit	257	178	64	86	36	45	50	7	17	740

2002

	Asia Pacific: Hong Kong $m	Asia Pacific: Singapore $m	Asia Pacific: Malaysia $m	Asia Pacific: Other Asia Pacific $m	India $m	UAE $m	Other Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Consumer Banking Total $m
Net revenue	1,013	313	156	285	204	92	121	137	95	2,416
Costs	(422)	(106)	(79)	(177)	(114)	(36)	(68)	(124)	(64)	(1,190)
Charge for debts	(434)	(35)	(22)	(58)	(38)	(12)	(4)	(3)	3	(603)
Operating profit	157	172	55	50	52	44	49	10	34	623

In Hong Kong, revenue dropped from $1,013 million to $955 million. This was a direct result of bankruptcy containment actions. Whilst these actions have adversely affected revenue, they have been effective in returning the unsecured lending business to profit in 2003. Revenue attrition has been partially offset by growth in mortgages and wealth management. Costs have been reduced by one per cent. The debt charge at $282 million is down by 35 per cent, reflecting the success of the action taken to contain bankruptcy losses, resulting in a 64 per cent increase in operating profit to $257 million in 2003 from $157 million in 2002.

In Singapore, revenue rose by five per cent to $329 million despite acute margin pressure. Wealth management grew strongly and mortgage revenue increased, largely as a result of increased lending to smaller corporates in Business Financial Services and as a consequence of the low interest rate environment.

In Malaysia, operating profit grew by 16 per cent to $64 million. Revenue increased by four per cent. There was strong growth in mortgages partially offset by lower margins. Costs were held flat and the debt charge declined by 14 per cent as a result of improved risk management and collections in the credit card business.

The Other Asia Pacific region had excellent results, with a 72 per cent increase in operating profit from $50 million to $86 million. Total revenue grew by 17 per cent to $333 million, with cost growth held at seven per cent. In Taiwan wealth management revenue grew by more than 80 per cent. Indonesia, Philippines and Thailand all showed revenue growth in excess of 20 per cent driven by good asset growth with no increase in the debt charge.

In India, revenue increased by ten per cent from $204 million to $224 million. Mortgage volumes and revenue doubled but there has been a significant decline in margins. Costs have increased by $15 million to $129 million as the distribution network has been expanded with branches in nine new cities. The bad debt charge increased by $21 million to $59 million. This was largely driven by increased provisions on a specific vintage of the card portfolio.

In the UAE, revenue grew by 11 per cent to *$102 million and in the rest of MESA it grew by* 14 per cent to $138 million. Unsecured loans and wealth management continued to be key business drivers across the region. Internet banking was launched in the first half and there has been good growth in cards, especially in UAE, Pakistan, Bangladesh and Jordan.

Revenue in Africa increased by 24 per cent to $170 million through asset growth of more than 30 per cent. This was achieved, despite significant margin compression in Kenya and currency devaluation in Zimbabwe. Costs rose by 28 per cent as alternative distribution channels were established and through expansion into South Africa.

The Americas, UK and Group Head Office has seen a reduction in operating profit from $34 million to $17 million. This is due to the restructuring of the Offshore Banking Business based in Jersey. Revenue has decreased by $16 million as the business was reconfigured and refocused. Five international booking centres are now in operation and the business is well positioned for future growth.

An analysis of Consumer Banking revenue by product is set out below:

Revenue by product	2003 $m	2002 $m
Cards and Personal Loans	**1,045**	1,082
Wealth Management / Deposits	**806**	815
Mortgages and Auto Finance	**604**	492
Other	**37**	27
	2,492	2,416

Cards and personal loans have grown steadily and performed well outside Hong Kong. Assets grew by 12 per cent in 2003, mainly in Thailand, Malaysia and the Philippines. Regulatory intervention and interest caps limited margin growth in some markets. The bankruptcy situation and SARS affected performance in Hong Kong. However, although revenue was down by 20 per cent, the business returned to profitability and growth in the second half of 2003.

Wealth management revenue has fallen marginally from $815 million to $806 million. Strong sales of investment service products have been offset by margin pressure on liability products.

Mortgages and auto finance revenue has grown by 23 per cent from $492 million to $604 million. This was driven by new product successes, increased fee income and lower cost of funds.

Costs in Consumer Banking have increased from $1,190 million to $1,274 million as a result of accelerated investment in the second half of 2003 to drive future growth. The Manhattan card was successfully launched in Singapore in the second half of 2003 and distribution channels have been expanded in a number of countries and regions, including Hong Kong, Singapore, India and Africa. Service and product platforms continue to be improved. The cost income ratio for 2003 was 51 per cent compared with 49 per cent for 2002.

The net charge for bad debts in Consumer Banking has fallen by 21 per cent to $478 million in 2003, mainly due to the $115 million fall in Hong Kong bankruptcy charges.

WHOLESALE BANKING

Wholesale Banking has performed well in 2003. The repositioning of the business in 2002 towards higher returns has delivered improved profitability. Revenue has increased by seven per cent to $2,261 million in 2003 with growth across a range of products and countries. Costs have been tightly controlled with an increase of four per cent from $1,211 million to $1,256 million resulting in a positive cost-income "jaws" of three per cent for the year. Risk management has been effective and the debt charge reduced from $109 million in 2002 to $58 million in 2003 with strong recoveries.

STANDARD CHARTERED PLC – FINANCIAL REVIEW (continued)

The following tables provide an analysis of operating profit by geographic segment for Wholesale Banking:

2003

	Asia Pacific Hong Kong $m	Asia Pacific Singapore $m	Asia Pacific Malaysia $m	Asia Pacific Other Asia Pacific $m	India $m	UAE $m	Other Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Wholesale Banking Total $m
Net revenue	403	159	74	349	244	132	177	273	450	2,261
Costs	(210)	(101)	(57)	(241)	(89)	(45)	(61)	(124)	(328)	(1,256)
Charge for debts	(23)	7	21	(41)	(1)	9	9	(5)	(34)	(58)
Amounts written off fixed asset investments	-	-	-	-	(4)	-	-	-	(7)	(11)
Operating profit	170	65	38	67	150	96	125	144	81	936

2002

	Asia Pacific Hong Kong $m	Asia Pacific Singapore $m	Asia Pacific Malaysia $m	Asia Pacific Other Asia Pacific $m	India $m	UAE $m	Other Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Wholesale Banking Total $m
Net revenue	403	172	78	287	190	135	153	195	510	2,123
Costs	(200)	(103)	(64)	(229)	(76)	(41)	(51)	(104)	(343)	(1,211)
Charge for debts	6	(6)	9	(3)	-	4	(1)	-	(118)	(109)
Amounts written off fixed asset investments	-	-	-	-	-	-	-	-	(8)	(8)
Operating profit	209	63	23	55	114	98	101	91	41	795

In Hong Kong, revenue was flat. A decline in asset and liability management was offset by more than ten per cent growth in customer driven revenue. Market share increased in trade, cash management, custody and fixed deposits. Costs were five per cent higher mainly relating to increased amortisation of product and infrastructure investment. The debt charge increased by $29 million. This was due to the first half of 2002 benefiting from high recoveries.

Revenue in Singapore fell by $13 million to $159 million as a result of lower asset and liability management revenue and lower margins on cash management. However, operating profit increased three per cent through cost control and debt recoveries.

In Malaysia, revenue was down by five per cent, mainly in Global Markets. This has been offset by lower costs and, with improved debt recoveries, operating profit has increased from $23 million to $38 million.

In the Other Asia Pacific region, revenue grew by 22 per cent or $62 million in 2003 to $349 million. Thailand, Taiwan, Korea and Indonesia all showed strong revenue growth, reflecting the benefit of the restructuring that took place in 2002, together with an improved performance in Global Markets. Although costs increased by five per cent and the debt charge reflected higher new provisions and lower recoveries, operating profit increased by 22 per cent.

India revenue increased by 28 per cent to $244 million. More than half this growth was customer driven growth in trade and lending, custody and Global Markets. Revenue also benefited from reducing the risk in the investment portfolio. Costs increased by 17 per cent with a normalised cost income ratio of 45 per cent in 2003 compared to 44 per cent in 2002. With tight risk management operating profits grew from $114 million in 2002 to $150 million in 2003, an increase of 32 per cent.

Revenue in the UAE fell marginally to $132 million. Good growth in customer revenue was more than offset by a decline in revenue from asset and liability management and lower margins in cash management. Elsewhere in MESA revenue grew by 16 per cent in 2003 to $177 million. This was spread across all markets with good performance in Bahrain, Pakistan and Bangladesh. Costs in the region grew by 20 per cent to $61 million to support a wider product offering and development of new markets in Iraq and Afghanistan. The operating profit for the Other MESA region has increased by 24 per cent from $101 million to $125 million.

Africa performed extremely well in 2003 with revenue growth of 40 per cent, $78 million, to $273 million. There was growth across the region driven by cash management, lending and an excellent foreign exchange and asset and liability management performance. Costs grew by 19 per cent to $124 million, partly through inflationary pressure but also reflecting increased investment in Nigeria and new product offerings. Operating profit grew from $91 million to $144 million, an increase of 58 per cent.

In the Americas, UK and Group Head Office operating profit nearly doubled. This reflects the restructuring of Latin America that took place in 2002. Although revenue fell by $60 million, this was more than offset by a $15 million reduction in costs and an $84 million reduction in the debt charge.

An analysis of Wholesale Banking revenue by product is set out below:

Revenue by product	**2003 $m**	2002 $m
Trade and Lending	**819**	775
Global Markets	**1,059**	973
Cash Management	**318**	315
Custody	**65**	60
	2,261	2,123

Trade and lending revenue grew six per cent to $819 million in 2003. Trade finance grew well, underpinned by the integrated trade platform B2BeX. Loan demand in Asia has remained low in 2003, but revenue and asset growth has come from India, MESA and Africa.

Revenue in Global Markets increased by $86 million, or nine per cent, to $1,059 million. This performance reflects customer led growth in derivatives, fixed income and structured products. Revenue from asset and liability management fell due to low interest rates and the flat dollar yield curve. This, however, was partially offset by gains on investment securities.

Cash management revenue has held steady despite significant reduction in cash margins due to a 24 per cent growth in liability balances. Revenue growth was reported in MESA, Africa, UK and Americas and was driven, in particular, by multi-national corporations.

Custody revenue increased by $5 million to $65 million with an improved performance in the second half of 2003 as Asian stock markets strengthened and business volumes increased.

Costs in Wholesale Banking have risen by four per cent to $1,256 million in 2003 due mainly to increased investment in new product capabilities in trade, cash, fixed income and corporate finance.

The Wholesale Banking debt charge has fallen $51 million or 47 per cent to $58 million. This reflects the continued effectiveness of risk management strategies undertaken since 2001 to reduce the risk in the Wholesale Banking portfolio, together with strong recoveries.

RISK

Risk is inherent in the Group's business and the effective management of that risk is seen as a core competence within Standard Chartered. Through its risk management structure the Group seeks to manage efficiently the eight core risks: credit, market, country and liquidity risk arise directly through the Group's commercial activities whilst business, regulatory, operational and reputational risk are a normal consequence of any business undertaking. The key element of risk management philosophy is for the risk functions to operate as an independent control working in partnership with the business units to provide a competitive advantage to the Group.

Credit Risk

Credit risk is the risk that a counterparty will not settle its obligations in accordance with agreed terms.

Credit exposures include individual borrowers, connected groups of counterparties and portfolios, on the banking and trading books.

Loan Portfolio

The following table sets out by maturity the amount of customer loans net of provisions:

	2003				2002			
	One year or less $m	**One to five years $m**	**Over five years $m**	**Total $m**	One year or less $m	One to five years $m	Over five years $m	Total $m
Consumer Banking								
Mortgages	**2,072**	**4,333**	**14,320**	**20,725**	1,977	4,399	14,012	20,388
Other	**4,963**	**3,551**	**1,903**	**10,417**	4,798	3,197	1,218	9,213
Total	**7,035**	**7,884**	**16,223**	**31,142**	6,775	7,596	15,230	29,601
Wholesale Banking	**22,561**	**4,545**	**1,921**	**29,027**	22,035	4,077	1,764	27,876
General provisions				**(425)**				(468)
Net loans and advances to customers	**29,596**	**12,429**	**18,144**	**59,744**	28,810	11,673	16,994	57,009

The Group's loans and advances to customers are predominantly short term with approximately half the portfolio having a maturity of one year or less.

The longer term portfolio, with a maturity of over five years, mainly relates to Consumer Banking personal residential mortgages and term lending products.

The following tables set out an analysis of the Group's net loans and advances as at 31 December 2003 and 31 December 2002 by the principal category of borrowers, business or industry and/or geographical distribution:

	2003									
	Asia Pacific									
	Hong Kong $m	Singapore $m	Malaysia $m	Other Asia Pacific $m	India $m	UAE $m	Other Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Total $m
Loans to individuals										
Mortgages	12,536	4,029	2,246	831	640	-	67	30	346	20,725
Other	2,234	2,018	660	1,990	1,125	677	1,127	430	156	10,417
Consumer Banking	14,770	6,047	2,906	2,821	1,765	677	1,194	460	502	31,142
Agriculture, forestry and fishing	6	3	77	49	12	-	24	144	387	702
Construction	104	15	38	43	34	83	91	19	13	440
Commerce	1,350	1,001	190	717	30	619	394	398	725	5,424
Electricity, gas and water	327	36	32	240	56	3	69	127	84	974
Financing, insurance and business services	1,575	887	432	657	194	434	320	116	1,184	5,799
Loans to governments	-	61	748	8	-	-	13	-	281	1,111
Mining and quarrying	-	15	86	35	-	59	59	16	470	740
Manufacturing	1,326	780	214	2,016	943	179	916	283	1,738	8,395
Commercial real estate	873	716	7	250	-	-	1	18	3	1,868
Transport, storage and communication	491	150	222	118	71	30	237	114	1,513	2,946
Other	23	70	57	170	1	26	166	44	71	628
Wholesale Banking	6,075	3,734	2,103	4,303	1,341	1,433	2,290	1,279	6,469	29,027
General provision									(425)	(425)
Total loans and advances to customers	20,845	9,781	5,009	7,124	3,106	2,110	3,484	1,739	6,546	59,744
Total loans and advances to banks	2,113	1,045	204	2,784	239	605	889	308	5,167	13,354

Under "Loans to individuals - Other", $1,371 million (31 December 2002: $1,487 million) relates to the cards portfolio in Hong Kong. The total cards portfolio is $3,329 million (31 December 2002: $3,359 million).

Approximately 52 per cent (31 December 2002: 52 per cent) of total Loans and Advances to Customers relates to the Consumer Banking portfolio, predominantly personal residential mortgages.

The Wholesale Banking portfolio is well diversified across both geography and industry. The Group does not have any significant concentrations in special interest industries such as Aviation, Telecoms and Tourism. Exposure to each of these industries is less than five per cent of Wholesale Banking Loans and Advances to Customers.

	2002									
	Asia Pacific									
	Hong Kong $m	Singapore $m	Malaysia $m	Other Asia Pacific $m	India $m	UAE $m	Other Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Total $m
Loans to individuals										
Mortgages	13,045	3,813	2,031	779	283	-	20	35	382	20,388
Other	2,573	1,524	575	1,684	882	559	978	231	207	9,213
Consumer Banking	15,618	5,337	2,606	2,463	1,165	559	998	266	589	29,601
Agriculture, forestry and fishing	5	7	59	35	15	-	14	62	365	562
Construction	58	38	37	18	4	69	88	25	7	344
Commerce	1,251	777	147	572	19	500	284	283	1,151	4,984
Electricity, gas and water	269	40	12	178	23	4	46	35	109	716
Financing, insurance and business services	1,645	586	404	489	209	256	382	47	1,921	5,939
Loans to governments	-	41	552	66	-	-	13	-	273	945
Mining and quarrying	-	19	51	26	23	5	129	20	536	809
Manufacturing	1,019	399	201	2,020	887	308	934	299	2,256	8,323
Commercial real estate	1,012	665	18	112	-	-	-	6	6	1,819
Transport, storage and communication	405	112	77	217	113	29	149	107	1,577	2,786
Other	31	39	37	194	-	7	109	18	214	649
Wholesale Banking	5,695	2,723	1,595	3,927	1,293	1,178	2,148	902	8,415	27,876
General provision									(468)	(468)
Total loans and advances to customers	21,313	8,060	4,201	6,390	2,458	1,737	3,146	1,168	8,536	57,009
Total loans and advances to banks	2,507	2,027	394	2,703	212	1,062	730	218	6,148	16,001

Problem Credits

The Group employs a variety of tools to monitor the portfolio and to ensure the timely recognition of problem credits.

In Wholesale Banking, accounts are placed on Early Alert when they display signs of weakness. Such accounts are subject to a dedicated process involving senior risk officers and representatives from a specialist recovery unit, which is independent of the business units. Account plans are re-evaluated and remedial actions are agreed and monitored until complete. Remedial actions include, but are not limited to, exposure reduction, security enhancement, exit of the account or immediate movement of the account into the control of the specialist recovery unit.

In Consumer Banking, an account is considered to be in default when payment is not received on the due date. Accounts that are overdue by more than 30 days (60 days for mortgages) are considered delinquent. These are closely monitored and subject to a special collections process.

In general, loans are treated as non-performing when interest or principal is 90 days or more past due.

Consumer Banking

Provisions are derived on a formulaic basis depending on the product:

Mortgages: a provision is raised where accounts are 150 days past due based on the difference between the outstanding value of the loan and the forced sale value of the underlying asset.

Credit cards: a charge-off is made for all balances which are 150 days past due or earlier as circumstances dictate. In Hong Kong charge-off is currently at 120 days.

Other unsecured Consumer Banking products are charged off at 150 days past due.

For other secured Consumer Banking products a provision is raised at 90 days past due for the difference between the outstanding value and the forced sale value of the underlying asset. The underlying asset is then re-valued periodically until disposal.

It is current practice to provision and write-off exposure in respect of Hong Kong bankruptcies at the time the customer petitions for bankruptcy.

The Small and Medium Enterprises (SME) portfolio is provisioned on a case by case basis.

The following tables set out the non-performing portfolio in Consumer Banking:

2003

	Asia Pacific									
	Hong Kong $m	Singapore $m	Malaysia $m	Other Asia Pacific $m	India $m	UAE $m	Other Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Total $m
Loans and advances Gross non-performing	138	115	192	63	43	16	23	18	10	618
Specific provisions for bad and doubtful debts	(48)	(17)	(26)	(15)	(11)	(11)	(8)	(7)	(5)	(148)
Interest in suspense	(1)	(3)	(23)	(9)	(9)	(5)	(8)	(7)	(2)	(67)
Net non-performing loans and advances	89	95	143	39	23	-	7	4	3	403
Cover ratio										35%

2002

	Asia Pacific									
	Hong Kong $m	Singapore $m	Malaysia $m	Other Asia Pacific $m	India $m	UAE $m	Other Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Total $m
Loans and advances Gross non-performing	118	111	176	68	41	7	20	15	18	574
Specific provisions for bad and doubtful debts	(45)	(18)	(24)	(16)	(8)	(3)	(4)	(8)	(1)	(127)
Interest in suspense	(1)	(3)	(22)	(10)	(7)	(2)	(5)	(7)	(1)	(58)
Net non-performing loans and advances	72	90	130	42	26	2	11	-	16	389
Cover ratio										32%

The relatively low Consumer Banking cover ratio reflects the fact that Standard Chartered classifies all exposure which is more than 90 days past due as non-performing, whilst provisions on unsecured lending are only raised at the time of charge-off. For secured products, provisions reflect the difference between the underlying assets and the outstanding loan (see details relating to the raising of provisions above).

Wholesale Banking

Loans are designated as non-performing as soon as payment of interest or principal is 90 days or more overdue or where sufficient weakness is recognised that full payment of either interest or principal becomes questionable. Where customer accounts are recognised as non-performing or display weakness that may result in non-performing status being assigned, they are passed to the management of a specialist unit which is independent of the main businesses of the Group.

For loans and advances designated non-performing, interest continues to accrue on the customer's account but is not included in income.

Where the principal, or a portion thereof, is considered uncollectable and of such little realisable value that it can no longer be included at its full nominal amount on the balance sheet, a specific provision is raised. In any decision relating to the raising of provisions, the Group attempts to balance economic conditions, local knowledge and experience and the results of independent asset reviews.

Where it is considered that there is no realistic prospect of recovering the principal of an account against which a specific provision has been raised, then that amount will be written off.

The following table sets out the non-performing portfolio in Wholesale Banking:

2003

	Asia Pacific									
	Hong Kong $m	Singapore $m	Malaysia $m	Other Asia Pacific $m	India $m	UAE $m	Other Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Total $m
Loans and advances Gross non-performing	**357**	**236**	**194**	**1,077**	**86**	**52**	**180**	**116**	**887**	**3,185**
Specific provisions for bad and doubtful debts	**(220)**	**(106)**	**(118)**	**(375)**	**(44)**	**(40)**	**(99)**	**(51)**	**(460)**	**(1,513)**
Interest in suspense	**(91)**	**(64)**	**(55)**	**(68)**	**(30)**	**(12)**	**(66)**	**(43)**	**(126)**	**(555)**
Net non-performing loans and advances	**46**	**66**	**21**	**634**	**12**	**-**	**15**	**22**	**301**	**1,117**

2002*

	Asia Pacific									
	Hong Kong $m	Singapore $m	Malaysia $m	Other Asia Pacific $m	India $m	UAE $m	Other Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Total $m
Loans and advances Gross non-performing	400	273	353	1,166	84	142	242	103	920	3,683
Specific provisions for bad and doubtful debts	(210)	(141)	(211)	(342)	(52)	(105)	(140)	(45)	(451)	(1,697)
Interest in suspense	(111)	(73)	(84)	(102)	(31)	(29)	(68)	(44)	(121)	(663)
Net non-performing loans and advances	79	59	58	722	1	8	34	14	348	1,323

* Prior period has been restated. Corporate loans and advances to customers against which provisions have been outstanding for two years or more are no longer written down.

Wholesale Banking Cover Ratio

The following table shows the Wholesale Banking cover ratio. The non-performing loans recorded below under Standard Chartered Nakornthon Bank (SCNB) are excluded from the cover ratio calculation as they are the subject of a Loan Management Agreement (LMA) with a Thai Government Agency. Refer to note 10 on page 44.

	2003		
	Total $m	**SCNB (LMA) $m**	**Total excl LMA $m**
Loans and advances – Gross non-performing	**3,185**	**772**	**2,413**
Specific provisions for bad and doubtful debts	**(1,513)**	**(112)**	**(1,401)**
Interest in suspense	**(555)**	**-**	**(555)**
Net non-performing loans and advances	**1,117**	**660**	**457**
Cover ratio			**81%**

	2002*		
	Total $m	SCNB (LMA) $m	Total excl LMA $m
Loans and advances – Gross non-performing	3,683	781	2,902
Specific provisions for bad and doubtful debts	(1,697)	(91)	(1,606)
Interest in suspense	(663)	-	(663)
Net non-performing loans and advances	1,323	690	633
Cover ratio			78%

* Prior period has been restated. Corporate loans and advances to customers against which provisions have been outstanding for two years or more are no longer written down.

The Wholesale Banking non-performing portfolio is well covered. The balance uncovered by specific provision represents the value of collateral held and/or the Group's estimate of the net value of any work-out strategy.

Group

The following table sets out the movements in the Group's total specific provisions against loans and advances.

2003

	Asia Pacific									
	Hong Kong $m	Singapore $m	Malaysia $m	Other Asia Pacific $m	India $m	UAE $m	Other Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Total $m
Provisions held at 1 January 2003	255	159	235	358	60	108	144	53	452	1,824
Exchange translation differences	2	2	-	13	3	-	2	1	10	33
Amounts written off	(353)	(85)	(99)	(120)	(87)	(64)	(32)	(6)	(64)	(910)
Recoveries of amounts previously written off	23	14	10	13	18	1	1	1	3	84
Other	36	-	-	27	1	4	(4)	-	20	84
New provisions	364	72	34	142	142	14	22	24	90	904
Recoveries/provisions no longer required	(59)	(39)	(36)	(43)	(82)	(12)	(26)	(15)	(46)	(358)
Net charge against/(credit to) profit	305	33	(2)	99	60	2	(4)	9	44	546
Provisions held at 31 December 2003	268	123	144	390	55	51	107	58	465	1,661

2002*

	Asia Pacific									
	Hong Kong $m	Singapore $m	Malaysia $m	Other Asia Pacific $m	India $m	UAE $m	Other Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Total $m
Provisions held at 1 January 2002	335	151	240	428	85	145	188	63	424	2,059
Exchange translation differences	2	6	-	6	-	-	(1)	(4)	6	15
Amounts written off	(524)	(44)	(28)	(144)	(75)	(45)	(46)	(9)	(91)	(1,006)
Recoveries of amounts previously written off	14	5	10	13	13	-	1	-	9	65
Other	-	-	-	(6)	-	-	3	-	(11)	(14)
New provisions	502	59	45	115	104	17	23	9	138	1,012
Recoveries/provisions no longer required	(74)	(18)	(32)	(54)	(67)	(9)	(24)	(6)	(23)	(307)
Net charge against/(credit to) profit	428	41	13	61	37	8	(1)	3	115	705
Provisions held at 31 December 2002	255	159	235	358	60	108	144	53	452	1,824

* Prior period has been restated. Corporate loans and advances to customers against which provisions have been outstanding for two years or more are no longer written down.

General Provision

The general provision is held to cover the inherent risk of losses, which, although not identified, are known by experience to be present in a loan portfolio and to other material uncertainties where specific provisioning is not appropriate. It is not held to cover losses arising from future events.

The Group sets the general provision with reference to past experience by using both Flow Rate and Expected Loss methodology, as well as taking judgemental factors into account. These factors include, but are not confined to, the economic environment in our core markets, the shape of the portfolio with reference to a range of indicators, and management actions taken to pro-actively manage the portfolio.

In the first half of 2003 the Group released $10 million from its general provision. During the second half of 2003 a charge of $33 million was made to the general provision relating to litigation in India dating back to 1992.

Country Risk

Country Risk is the risk that a counterparty is unable to meet its contractual obligations as a result of adverse economic conditions or actions taken by governments in the relevant country.

The following table based on the Bank of England Cross Border Reporting (C1) guidelines, shows the Group's cross border assets including acceptances, where they exceed one per cent of the Group's total assets.

Cross border assets exclude facilities provided within the Group. They comprise loans and advances, interest bearing deposits with other banks, trade and other bills, acceptances, amounts receivable under finance leases, certificates of deposit and other negotiable paper and investment securities where the counterparty is resident in a country other than that where the cross border asset is recorded. Cross border assets also include exposures to local residents denominated in currencies other than the local currency.

	2003				2002			
	Public sector $m	**Banks $m**	**Other $m**	**Total $m**	Public sector $m	Banks $m	Other $m	Total $m
USA	**1,436**	**902**	**2,149**	**4,487**	1,084	1,729	2,462	5,275
Hong Kong	**14**	**112**	**2,301**	**2,427**	16	181	1,842	2,039
Netherlands**	**-**	**1,729**	**275**	**2,004**	-	-	-	-
Korea	**3**	**1,393**	**475**	**1,871**	12	1,334	407	1,753
France	**4**	**1,529**	**253**	**1,786**	4	1,202	323	1,529
India**	**60**	**641**	**1,052**	**1,753**	-	-	-	-
Singapore	**-**	**160**	**1,509**	**1,669**	1	190	1,361	1,552
Germany	**-**	**1,292**	**315**	**1,607**	-	2,363	234	2,597
Italy*	**-**	**-**	**-**	**-**	488	613	374	1,475
Australia*	**-**	**-**	**-**	**-**	359	988	59	1,406

* Less than one per cent of total assets at 31 December 2003.
** Less than one per cent of total assets at 31 December 2002.

Market Risk

The Group recognises market risk as the exposure created by potential changes in market prices and rates. Market risk arises on financial instruments, which are either valued at current market prices (mark-to-market) or at cost plus any accrued interest (non-trading basis). The Group is exposed to market risk arising principally from customer driven transactions.

Market Risk is supervised by the Group Risk Committee, which agrees policies and levels of risk appetite in terms of Value at Risk (VaR). A Group Market Risk Committee sits as a specialist body to provide business level management, guidance and policy setting. Policies cover the trading book of the Group and also market risks within the non-trading books. Limits by location and portfolio are proposed by the business within the terms of agreed policy. Group Market Risk agrees the limits and monitors exposures against these limits.

Group Market Risk augments the VaR measurement by regularly stress testing aggregate market risk exposures to highlight potential risk that may arise from extreme market events that are rare but plausible. In addition, VaR models are back tested against actual results to ensure pre-determined levels of accuracy are maintained.

Additional limits are placed on specific instrument and currency concentrations where appropriate. Factor sensitivity measures are used in addition to VaR as additional risk management tools. Option risks are controlled through revaluation limits on currency and volatility shifts, limits on volatility risk by currency pair and other underlying variables that determine the options' value.

Value at Risk

The Group measures the potential impact of changes in market prices and rates using Value at Risk (VaR) models.

In 2002 the Group used a combination of variance-covariance methodology and historical simulation to measure VaR on all market risk related activities. From January 2003, the Group phased out variance-covariance methodology in preference of historical simulation and VaR at 31 December 2003 is measured using historical simulation on all market risk related activities.

The total VaR for trading and non-trading books combined at 31 December 2003 was $12.2 million. Interest rate related VaR was $12.2 million and foreign exchange related VaR was $1.3 million. The corresponding figures at 31 December 2002 were $11.3 million and $1.1 million respectively. The total VaR of $12.2 million recognises offsets between interest rate and foreign exchange risks. Additional information is given in note 24 on page 55.

The average total VaR for trading and non-trading books during the year was $13.6 million (2002: $15.2 million) with a maximum exposure of $16.0 million. The average VaR was lower in 2003 than the prior year due to the historical simulation diversification effects between interest rate and foreign exchange risks.

The total VaR for market risks in the Group's trading book was $3.2 million at 31 December 2003, compared to $2.7 million a year earlier. Interest rate related VaR was $2.9 million and foreign exchange-related VaR was 1.3 million. The corresponding figures at 31 December 2002 were $1.6 million and $1.1 million respectively. The total VaR of $3.2 million recognises offsets between interest rate and foreign exchange risks.

VaR for interest rate risk in the non-trading books of the Group totalled $9.5 million at 31 December 2003, compared to $10.6 million a year earlier.

The Group has no significant trading exposure to equity or commodity price risk.

The average daily revenue earned from market risk related activities was $3.5 million, compared with $3.4 million during 2002.

Revenue distribution


60
50
40
30
20
10
0
4
5
15
19
42
39
49
38
26
12
7
1
2
0.5 to 1
1 to 1.5
1.5 to 2
2 to 2.5
2.5 to 3
3 to 3.5
3.5 to 4
4 to 4.5
4.5 to 5
5 to 5.5
5.5 to 6
6 to 6.5
6.5 to 7
USD Millions

Foreign Exchange Exposure

The Group's foreign exchange exposures comprise trading, non-trading and structural foreign currency translation exposures.

Foreign exchange trading exposures are principally derived from customer driven transactions. The average daily revenue from foreign exchange trading businesses during 2003 was $1.3 million.

Interest Rate Exposure

The Group's interest rate exposures comprise trading exposures and structural interest rate exposures. Interest rate risk arises on both trading positions and non-trading books.

Structural interest rate risk arises from the differing re-pricing characteristics of commercial banking assets and liabilities, including non-interest bearing liabilities such as shareholders' funds and some current accounts.

The average daily revenue from interest rate trading businesses during 2003 was $2.2 million.

Derivatives

Derivatives are contracts whose characteristics and value derive from underlying financial instruments, interest and exchange rates or indices. They include futures, forwards, swaps and options transactions in the foreign exchange and interest rate markets. Derivatives are an important risk management tool for banks and their customers because they can be used to manage the risk of price, interest rate and exchange rate movements.

The Group's derivative transactions are principally in plain vanilla instruments, where the mark-to-market values are readily determinable by reference to independent prices and valuation quotes or by using standard industry pricing models.

The Group enters into derivative contracts in the normal course of business to meet customer requirements and to manage its own exposure to fluctuations in interest and exchange rates. Only offices with sufficient product expertise and appropriate control systems are authorised to undertake transactions in derivative products.

The credit risk arising from a derivative contract is calculated by taking the cost of replacing the contract, where its mark-to-market value is positive together with an estimate for the potential change in the future value of the contract, reflecting the volatilities that affect it. The credit risk on contracts with a negative mark-to-market value is restricted to the potential future change in their market value. The credit risk on derivatives is therefore usually small relative to their notional principal values. For an analysis of derivative contracts see notes 21 and 22 on pages 51 to 53.

The Group applies a potential future exposure methodology to manage counterparty credit exposure associated with derivative transactions. Please refer to note 24 on page 55 for further information on Market Risk.

Liquidity Risk

The Group defines liquidity risk as the risk that funds will not be available to meet liabilities as they fall due. At the local level, in line with policy, the day to day monitoring of future cash flows takes place and suitable levels of easily marketable assets are maintained by the businesses.

A substantial portion of the Group's assets are funded by customer deposits made up of current and savings accounts and other short-term deposits. These customer deposits, which are widely diversified by type and maturity, represent a stable source of funds. Lending is normally funded by liabilities in the same currency and if other currencies are used the foreign exchange risk is usually hedged.

Operational and Other Risks

Operational Risk is the risk of direct or indirect loss due to an event or action causing failure of technology, processes, infrastructure, personnel, and other risks having an operational impact. Standard Chartered seeks to minimise actual or potential losses from Operational Risk failures through a framework of policies and procedures to identify, assess, control, manage and report risks.

An independent Group Operational Risk function is responsible for establishing and maintaining the overall Operational Risk framework. They are supported by Wholesale Banking and Consumer Banking Operational Risk units. The Group Operational Risk function provides reports to the Group Risk Committee.

Compliance with Operational Risk policy is the responsibility of all managers. Every country operates a Country Operational Risk Group (CORG). The CORG has in-country governance responsibility for ensuring that an appropriate and robust risk management framework is in place to monitor and manage operational risk, including social, ethical and environmental risk. Significant issues and exceptions must be reported to the CORG. Where appropriate, issues must also be reported to Business Risk Committees. Other risks recognised by the Group include Business, Regulatory and Reputational risks.

Hedging Policies

Standard Chartered does not generally hedge the value of its foreign currency denominated investments in subsidiaries and branches. Hedges may be taken where there is a risk of a significant exchange rate movement but, in general, the management believes that the Group's reserves are sufficient to absorb any foreseeable adverse currency depreciation.

Standard Chartered also seeks to match closely its foreign currency-denominated assets with corresponding liabilities in the same currencies. The effect of exchange rate movements on the capital risk asset ratio is mitigated by the fact that both the value of these investments and the risk weighted value of assets and contingent liabilities follow substantially the same exchange rate movements.

CAPITAL

The Group Asset and Liability Committee targets Tier 1 and Total capital ratios of 7 - 9 per cent and 12 - 14 per cent respectively. The Group believes that being well capitalised is important.

The Group identified improving the efficiency of capital management as a strategic priority in 2002. A capital plan to achieve this has been developed. This includes several key elements; in particular, to reduce the amount of Tier 2 capital and to improve the overall capital mix within the broad target ratios. Consistent with this strategy the Company has made repurchases from various classes of preference shares during 2003 amounting to a capital reduction of $20 million (2002: $741 million).

CAPITAL (continued)

	2003 $m	2002* $m
Tier 1 capital:		
Shareholders' funds	**7,715**	7,270
Minority interests - equity	**83**	75
Innovative Tier 1 securities	**1,155**	997
Less: restriction on innovative Tier 1 securities	**(127)**	(70)
Unconsolidated associated companies	**13**	31
Less: premises revaluation reserves	**-**	(3)
goodwill capitalised	**(1,986)**	(2,118)
Total Tier 1 capital	**6,853**	6,182
Tier 2 capital:		
Premises revaluation reserves	**-**	3
Qualifying general provision	**387**	468
Undated subordinated loan capital	**1,568**	1,542
Dated subordinated loan capital	**3,244**	2,916
Restricted innovative Tier 1 securities	**127**	70
Total Tier 2 capital	**5,326**	4,999
Investments in other banks	**(742)**	(558)
Other deductions	**(4)**	(4)
Total capital	**11,433**	10,619
Risk weighted assets	**58,371**	55,931
Risk weighted contingents	**19,791**	18,623
Total risk weighted assets and contingents	**78,162**	74,554
Capital ratios:		
Tier 1 capital	**8.8%**	8.3%
Total capital	**14.6%**	14.2%

	2003 $m	2002* $m
Shareholders' funds:		
Equity	**7,066**	6,638
Non-equity	**649**	632
	7,715	7,270
Post-tax return on equity (normalised)	**15.3%**	13.4%

* Comparatives restated (see note 17 on page 49).

International Financial Reporting Standards

All companies listed in the European Union will be required to report their consolidated financial statements under International Financial Reporting Standards (IFRS) from 1 January 2005. The first public reporting date will be as at and for the six months ended 30 June 2005, with 2004 comparatives.

An IFRS Transition Programme involving all businesses and locations Group-wide has been underway since 2002, and is supervised by a Project Steering Committee chaired by a Group Executive Director.

The transition to IFRS represents a significant change in the accounting framework underlying the Group's Annual Report, particularly in respect of IAS 39 'Financial Instruments: recognition and measurement'. The International Accounting Standards Board (IASB) has substantially completed its review of International Accounting Standards that will be effective for 2005 reporting period. Significantly, IAS 39 has not as yet been adopted by the European Commission.

In view of the ongoing changes, the Group continues to evaluate and prepare for the implementation of IFRS.

CONSOLIDATED PROFIT AND LOSS ACCOUNT
For the year ended 31 December 2003

	Notes	2003 $m	2002 $m
Interest receivable		**4,790**	5,288
Interest payable		**(1,822)**	(2,225)
Net interest income		**2,968**	3,063
Fees and commissions receivable, net		**1,156**	991
Dealing profits and exchange	3	**525**	420
Other operating income	4	**104**	65
		1,785	1,476
Net revenue		**4,753**	4,539
Administrative expenses:			
Staff		**(1,353)**	(1,270)
Premises		**(290)**	(269)
Other		**(640)**	(673)
Depreciation and amortisation, of which:		**(381)**	(345)
Amortisation of goodwill		**(134)**	(156)
Other		**(247)**	(189)
Total operating expenses		**(2,664)**	(2,557)
Operating profit before provisions		**2,089**	1,982
Provisions for bad and doubtful debts	1,2,9	**(536)**	(705)
Provisions for contingent liabilities and commitments		**-**	(7)
Amounts written off fixed asset investments		**(11)**	(8)
Operating profit before taxation	1,2	**1,542**	1,262
Taxation	5	**(495)**	(387)
Operating profit after taxation		**1,047**	875
Minority interests (equity)		**(29)**	(31)
Profit for the period attributable to shareholders		**1,018**	844
Dividends on non-equity preference shares	6	**(55)**	(108)
Dividends on ordinary equity shares	7	**(611)**	(545)
Retained profit		**352**	191
Normalised earnings per ordinary share		**89.6c**	74.9c
Basic earnings per ordinary share		**81.5c**	57.6c
Dividend per ordinary share		**52.0c**	47.0c

SUMMARISED CONSOLIDATED BALANCE SHEET
As at 31 December 2003

	Notes	2003 $m	2002* $m
Assets			
Cash, balances at central banks and cheques in course of collection		**1,982**	1,237
Treasury bills and other eligible bills		**5,689**	5,050
Loans and advances to banks	**1,9**	**13,354**	16,001
Loans and advances to customers	**1,9**	**59,744**	57,009
Debt securities and other fixed income securities		**23,141**	20,187
Equity shares and other variable yield securities		**359**	193
Intangible fixed assets		**1,986**	2,118
Tangible fixed assets		**884**	928
Prepayments, accrued income and other assets		**13,143**	10,230
Total assets		**120,282**	112,953
Liabilities			
Deposits by banks	**1**	**10,924**	10,850
Customer accounts	**1**	**73,767**	71,626
Debt securities in issue	**1,11**	**6,062**	4,877
Accruals, deferred income and other liabilities		**15,233**	12,626
Subordinated liabilities:			
Undated loan capital		**1,568**	1,542
Dated loan capital	**12**	**4,399**	3,913
Minority interests:			
Equity		**83**	75
Non-equity		**531**	174
Shareholders' funds	**14**	**7,715**	7,270
Total liabilities and shareholders' funds		**120,282**	112,953

*Comparative restated (see note 17 on page 49).

CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES
For the year ended 31 December 2003

	2003 $m	2002 $m
Profit attributable to shareholders	**1,018**	844
Exchange translation differences	**67**	-
Premises revaluation	**-**	(48)
Total recognised gains and losses for the period	**1,085**	796

NOTE OF CONSOLIDATED HISTORICAL COST PROFITS AND LOSSES
For the year ended 31 December 2003

There is no material difference between the results as reported and the results that would have been reported on a historical cost basis. Accordingly, no note of the historical cost profits and losses has been included.

ACCOUNTING CONVENTION

The accounts of the Group have been prepared under the historical cost convention, modified by the revaluation of certain fixed assets and dealing positions. The accounting policies, as listed in the Annual Report 2002, continue to be consistently applied, except with respect to the treatment of corporate loans and advances against which provisions have been outstanding for more than two years. For 2003, these balances are no longer written down. The prior period has been restated.

CONSOLIDATED CASH FLOW STATEMENT
For the year ended 31 December 2003

	2003 $m	2002 $m
Net cash inflow from operating activities (see note 15)	**3,748**	4,778
Returns on investment and servicing of finance		
Interest paid on subordinated loan capital	**(298)**	(330)
Premium and costs on repayment of subordinated liabilities	**-**	(10)
Dividends paid to minority shareholders of subsidiary undertakings	**(22)**	(18)
Dividends paid on preference shares	**(55)**	(123)
Net cash outflow from returns on investment and servicing of finance	**(375)**	(481)
Taxation		
UK taxes paid	**(161)**	(25)
Overseas taxes paid	**(353)**	(303)
Total taxes paid	**(514)**	(328)
Capital expenditure and financial investment		
Purchases of tangible fixed assets	**(156)**	(209)
Acquisitions of treasury bills held for investment purposes	**(12,604)**	(10,453)
Acquisitions of debt securities held for investment purposes	**(49,247)**	(38,314)
Acquisitions of equity shares held for investment purposes	**(194)**	(175)
Disposals of tangible fixed assets	**14**	32
Disposals and maturities of treasury bills held for investment purposes	**12,632**	10,667
Disposals and maturities of debt securities held for investment purposes	**49,498**	35,530
Disposals of equity shares held for investment purposes	**13**	18
Net cash outflow from capital expenditure and financial investment	**(44)**	(2,904)
Net cash inflow before equity dividends paid and financing	**2,815**	1,065
Net cash outflow from disposal of interests in subsidiary and associated undertakings and the business of a branch*	**(95)**	-
Equity dividends paid to members of the Company	**(531)**	(462)
Financing		
Gross proceeds from issue of ordinary share capital	**3**	399
Ordinary share issue expenses	**-**	(31)
Repurchase of preference share capital	**(20)**	(732)
Preference share capital – repurchase expenses	**-**	(9)
Issue of subordinated loan capital	**-**	11
Repayment of subordinated liabilities	**-**	(355)
Net cash outflow from financing	**(17)**	(717)
Increase/(decrease) in cash in the period	**2,172**	(114)

* A net figure of $17 million was paid to counterparties for the net sale/purchase of the business of a branch. $112 million worth of cash and cash equivalents were included in balances transferred on sale of the business of a branch, which is included in the $95 million net outflow.

1. Segmental Information by Geographic Segment

The following tables set out profit and loss information, average loans and advances to customers, net interest margin and selected balance sheet information by geographic segment for the years ended 31 December 2003 and 31 December 2002.

	2003									
	Asia Pacific									
	Hong Kong $m	Singapore $m	Malaysia $m	Other Asia Pacific $m	India $m	UAE $m	Other Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Total $m
Interest receivable	1,473	621	318	700	513	215	291	409	1,182	5,722
Interest payable	(531)	(287)	(145)	(300)	(258)	(71)	(94)	(161)	(907)	(2,754)
Net interest income	942	334	173	400	255	144	197	248	275	2,968
Fees and commissions receivable, net	313	118	47	160	88	66	82	118	164	1,156
Dealing profits and exchange	96	43	12	109	60	24	33	65	83	525
Other operating income	7	(7)	4	13	65	-	3	12	7	104
Net revenue	1,358	488	236	682	468	234	315	443	529	4,753
Costs	(626)	(212)	(136)	(430)	(218)	(91)	(144)	(283)	(390)	(2,530)
Amortisation of goodwill									(134)	(134)
Total operating expenses	(626)	(212)	(136)	(430)	(218)	(91)	(144)	(283)	(524)	(2,664)
Operating profit before provisions	732	276	100	252	250	143	171	160	5	2,089
Charge for debts, contingent liabilities and commitments	(305)	(33)	2	(99)	(60)	(2)	4	(9)	(34)	(536)
Amounts written off fixed asset investments	-	-	-	-	(4)	-	-	-	(7)	(11)
Operating profit/(loss) before taxation	427	243	102	153	186	141	175	151	(36)	1,542
Loans and advances to customers – average	21,428	8,624	4,329	6,675	2,811	1,929	3,328	1,416	7,249	57,789
Net interest margin (%)	2.4	1.8	2.5	2.4	4.0	3.4	3.8	6.7	0.8	2.8
Loans and advances to customers – period end	20,845	9,781	5,009	7,124	3,106	2,110	3,484	1,739	6,546	59,744
Loans and advances to banks – period end	2,113	1,045	204	2,784	239	605	889	308	5,167	13,354
Total assets employed	39,396	15,750	6,677	16,759	7,591	4,963	5,466	4,558	38,355	139,515
Total risk weighted assets and contingents	19,438	12,423	4,018	8,569	4,560	3,234	4,138	2,115	22,019	80,514

See note a) to e) on page 39.

1. Segmental Information by Geographic Segment (continued)

	2002									
	Asia Pacific									
	Hong Kong $m	Singapore $m	Malaysia $m	Other Asia Pacific $m	India $m	UAE $m	Other Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Total $m
Interest receivable	1,718	780	349	789	597	264	374	316	1,541	6,728
Interest payable	(641)	(421)	(181)	(427)	(369)	(115)	(204)	(113)	(1,194)	(3,665)
Net interest income	1,077	359	168	362	228	149	170	203	347	3,063
Fees and commissions receivable, net	267	80	52	135	85	59	60	89	164	991
Dealing profits and exchange	68	31	15	73	43	18	40	37	95	420
Other operating income	4	15	(1)	2	38	-	5	3	(1)	65
Net revenue	1,416	485	234	572	394	226	275	332	605	4,539
Costs	(622)	(209)	(143)	(406)	(190)	(77)	(119)	(228)	(407)	(2,401)
Amortisation of goodwill									(156)	(156)
Total operating expenses	(622)	(209)	(143)	(406)	(190)	(77)	(119)	(228)	(563)	(2,557)
Operating profit before provisions	794	276	91	166	204	149	156	104	42	1,982
Charge for debts, contingent liabilities and commitments	(428)	(41)	(13)	(61)	(38)	(8)	(5)	(3)	(115)	(712)
Amounts written off fixed asset investments	-	-	-	-	-	-	-	-	(8)	(8)
Operating profit/(loss) before taxation	366	235	78	105	166	141	151	101	(81)	1,262
Loans and advances to customers – average	21,121	7,534	3,808	5,952	2,186	1,422	2,947	1,042	8,451	54,463
Net interest margin (%)	3.0	2.3	2.6	2.3	4.2	4.1	3.4	6.9	1.0	3.1
Loans and advances to customers – period end	21,313	8,060	4,201	6,390	2,458	1,737	3,146	1,168	8,536	57,009
Loans and advances to banks – period end	2,507	2,027	394	2,703	212	1,062	730	218	6,148	16,001
Total assets employed	41,143	17,387	6,732	16,295	6,411	5,096	5,304	3,880	42,327	144,575
Total risk weighted assets and contingents	19,958	11,570	3,724	7,512	4,367	2,647	4,062	1,556	20,430	75,826

See note a) to e) on page 39.

1. Segmental Information by Geographic Segment (continued)

(a) Total interest receivable and total interest payable include intra-group interest of $932 million (2002: $1,440 million).

(b) Group central expenses have been distributed between segments in proportion to their direct costs and the benefit of the Group's capital has been distributed between segments in proportion to their risk weighted assets.

(c) Business acquisitions are a result of corporate decisions made at the centre and the amortisation of purchased goodwill is included in the Americas, UK and Group Head Office segment. The release from the general provision of $10 million (2002: $nil million) is also reported in this segment.

(d) Total assets employed include intra-group items of $11,726 million (2002: $25,931 million) and balances of $7,507 million (2002: $5,691 million) which are netted in the Summarised Consolidated Balance Sheet. Assets held at the centre have been distributed between geographic segments in proportion to their total assets employed.

(e) Total risk weighted assets and contingents include $2,352 million (2002: $1,272 million) of balances which are netted in calculating capital ratios.

1. Segmental Information by Geographic Segment (continued)

The following table sets out the structure of Standard Chartered's deposits by principal geographic region where it operates at 31 December 2003 and 31 December 2002.

2003

	Asia Pacific: Hong Kong $m	Asia Pacific: Singapore $m	Asia Pacific: Malaysia $m	Asia Pacific: Other Asia Pacific $m	India $m	UAE $m	Other Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Total $m
Non interest bearing current and demand accounts	2,997	1,814	781	944	1,049	775	920	867	433	10,580
Interest bearing current and demand accounts	14,294	1,538	94	1,906	3	599	325	991	3,863	23,613
Savings deposits	22	492	453	978	786	214	1,080	520	4	4,549
Time deposits	12,671	7,751	2,833	4,993	2,987	2,108	1,480	749	8,105	43,677
Other deposits	16	45	593	803	230	169	246	150	20	2,272
Total	30,000	11,640	4,754	9,624	5,055	3,865	4,051	3,277	12,425	84,691
Deposits by banks	1,097	921	733	1,725	1,234	955	305	160	3,794	10,924
Customer accounts	28,903	10,719	4,021	7,899	3,821	2,910	3,746	3,117	8,631	73,767
	30,000	11,640	4,754	9,624	5,055	3,865	4,051	3,277	12,425	84,691
Debt securities in issue	2,068	346	351	783	87	-	-	1	2,426	6,062
Total	32,068	11,986	5,105	10,407	5,142	3,865	4,051	3,278	14,851	90,753

2002

	Asia Pacific: Hong Kong $m	Asia Pacific: Singapore $m	Asia Pacific: Malaysia $m	Asia Pacific: Other Asia Pacific $m	India $m	UAE $m	Other Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Total $m
Non interest bearing current and demand accounts	1,341	992	828	597	807	775	690	696	428	7,154
Interest bearing current and demand accounts	10,841	1,860	76	1,590	3	197	303	908	2,939	18,717
Savings deposits	553	455	514	1,117	584	195	956	416	11	4,801
Time deposits	14,615	7,779	2,739	4,812	2,722	2,190	1,341	525	11,726	48,449
Other deposits	5	382	444	1,097	113	120	290	26	878	3,355
Total	27,355	11,468	4,601	9,213	4,229	3,477	3,580	2,571	15,982	82,476
Deposits by banks	649	1,356	422	2,183	1,078	749	407	113	3,893	10,850
Customer accounts	26,706	10,112	4,179	7,030	3,151	2,728	3,173	2,458	12,089	71,626
	27,355	11,468	4,601	9,213	4,229	3,477	3,580	2,571	15,982	82,476
Debt securities in issue	1,813	177	295	358	82	-	-	-	2,152	4,877
Total	29,168	11,645	4,896	9,571	4,311	3,477	3,580	2,571	18,134	87,353

2. Segmental Information by Class of Business

	2003			2002		
	Consumer Banking $m	**Wholesale Banking $m**	**Total $m**	Consumer Banking $m	Wholesale Banking $m	Total $m
Net interest income	**1,830**	**1,138**	**2,968**	1,867	1,196	3,063
Other income	**662**	**1,123**	**1,785**	549	927	1,476
Net revenue	**2,492**	**2,261**	**4,753**	2,416	2,123	4,539
Costs	**(1,274)**	**(1,256)**	**(2,530)**	(1,190)	(1,211)	(2,401)
Amortisation of goodwill			**(134)**			(156)
Total operating expenses	**(1,274)**	**(1,256)**	**(2,664)**	(1,190)	(1,211)	(2,557)
Operating profit before provisions	**1,218**	**1,005**	**2,089**	1,226	912	1,982
Charge for debts, contingent liabilities and commitments	**(478)**	**(58)**	**(536)**	(603)	(109)	(712)
Amounts written off fixed asset investments	**-**	**(11)**	**(11)**	-	(8)	(8)
Operating profit before taxation	**740**	**936**	**1,542**	623	795	1,262
Total assets employed*	**33,925**	**86,357**	**120,282**	32,181	80,829	113,010
Total risk weighted assets and contingents	**24,253**	**53,909**	**78,162**	23,779	50,775	74,554

* Prior period has been restated to net down intra-group items.

Please refer to note 1 b) and c) on page 39. The $10 million release from the general provision is reported in Wholesale Banking.

3. Dealing Profits and Exchange

	2003 $m	2002 $m
Income from foreign exchange dealing	**396**	319
Profits less losses on dealing securities	**12**	65
Other dealing profits and exchange	**117**	36
	525	420

4. Other Operating Income

	2003 $m	2002 $m
Other operating income includes:		
Profits less losses on disposal of investment securities	**62**	18
Dividend income	**14**	5

5. Taxation

	2003 $m	2002 $m
Analysis of taxation charge in the period		
The charge for taxation based upon the profits for the period comprises:		
United Kingdom corporation tax at 30% (2002: 30%):		
Current tax on income for the period	**351**	266
Adjustments in respect of prior periods	**(34)**	17
Double taxation relief	**(286)**	(180)
Foreign tax:		
Current tax on income for the period	**491**	382
Adjustments in respect of prior periods	**(26)**	(56)
Total current tax	**496**	429
Deferred tax:		
Origination/reversal of timing differences	**(1)**	(42)
Tax on profits on ordinary activities	**495**	387
Effective tax rate	**32.1%**	30.7%

Overseas taxation includes taxation on Hong Kong profits of $109 million (2002: $31 million) provided at a rate of 17.5 per cent (2002: 16 per cent) on the profits assessable in Hong Kong. The Group's net deferred tax asset is $271 million at 31 December 2003, and is included in other assets (2002: $236 million).

6. Dividends on Preference Shares

	2003 $m	2002 $m
Non-cumulative irredeemable preference shares:		
7⅜% preference shares of £1 each	**12**	11
8¼% preference shares of £1 each	**13**	12
Non-cumulative redeemable preference shares:		
8.9% preference shares of $5 each	**30**	85
	55	108

7. Dividends on Ordinary Equity Shares

	2003		2002	
	Cents per share	**$m**	Cents per share	$m
Interim	**15.51**	**182**	14.10	160
Final	**36.49**	**429**	32.90	385
	52.00	**611**	47.00	545

The 2003 final dividend of 36.49 cents per share will be paid in either sterling, Hong Kong dollars or US dollars on 14 May 2004, to shareholders on the UK register of members at the close of business on 27 February 2004 and to shareholders on the Hong Kong branch register of members at the opening of business in Hong Kong (9:00am Hong Kong time) on 27 February 2004. It is intended that shareholders will be able to elect to receive shares credited as fully paid instead of all or part of the final cash dividend. Details of the dividend will be sent to shareholders on or around 15 March 2004.

8. Earnings per Ordinary Share

	2003			2002		
	Profit $m	**Average number of shares ('000)**	**Per share amount cents**	Profit $m	Average number of shares ('000)	Per share amount cents
Basic EPS						
Profit attributable to ordinary shareholders	**963**	**1,167,333**		736	1,135,664	
Premium and costs paid on repurchase of preference shares	**(12)**	**-**		(82)		
Basic earnings per share	**951**	**1,167,333**	**81.5c**	654	1,135,664	57.6c
Effect of dilutive potential ordinary shares:						
Convertible bonds	**21**	**34,488**		17	34,488	
Options	**-**	**6,161**		-	2,168	
Diluted EPS	**972**	**1,207,982**	**80.5c**	671	1,172,320	57.2c

The Group measures earnings per share on a normalised basis. This differs from earnings defined in Financial Reporting Standard 14. The table below provides a reconciliation.

	2003 $m	2002 $m
Basic earnings per ordinary share, as above	**951**	654
Premium and costs paid on repurchase of preference shares	**12**	82
Amortisation of goodwill	**134**	156
Profits less losses on disposal of investment securities	**(62)**	(18)
Amounts written off fixed asset investments	**11**	8
Impairment of tangible fixed assets	**-**	9
Gain on close out of interest rate swap to hedge preference share dividends	**-**	(57)
Tax charge relating to profit on interest rate swap	**-**	17
Normalised earnings	**1,046**	851
Normalised earnings per ordinary share	**89.6c**	74.9c

9. Loans and Advances

	2003		2002	
	Loans to banks $m	**Loans to customers $m**	Loans to banks $m	Loans to customers $m
Gross loans and advances	**13,423**	**62,383**	16,111	59,912
Specific provisions for bad and doubtful debts	**(59)**	**(1,602)**	(103)	(1,721)
General provision	**-**	**(425)**	-	(468)
Interest in suspense	**(10)**	**(612)**	(7)	(714)
	13,354	**59,744**	16,001	57,009

The movement in provisions for bad and doubtful debts is set out below:

	2003		2002*	
	Specific $m	**General $m**	Specific $m	General $m
Provisions held at beginning of period	**1,824**	**468**	2,059	468
Exchange translation differences	**33**	**-**	15	-
Amount utilised	**-**	**(33)**	-	-
Amounts written off	**(910)**	**-**	(1,006)	-
Recoveries of amounts previously written off	**84**	**-**	65	-
Other	**84**	**-**	(14)	-
New provisions	**904**	**-**	1,012	-
Recoveries/provisions no longer required	**(358)**	**(10)**	(307)	-
Net charge against/(credit to) profit	**546**	**(10)**	705	-
Provisions held at end of period	**1,661**	**425**	1,824	468

* Prior period has been restated. Corporate loans and advances to customers against which provisions have been outstanding for two years or more are no longer written down.

10. Non-Performing Loans and Advances

	2003			2002*		
	SCNB (LMA) $m	**Other $m**	**Total $m**	SCNB (LMA) $m	Other $m	Total $m
Loans and advances on which interest is suspended	**772**	**3,031**	**3,803**	781	3,476	4,257
Specific provisions for bad and doubtful debts	**(112)**	**(1,549)**	**(1,661)**	(91)	(1,733)	(1,824)
Interest in suspense	**-**	**(622)**	**(622)**	-	(721)	(721)
	660	**860**	**1,520**	690	1,022	1,712

* Prior period has been restated. Corporate loans and advances to customers against which provisions have been outstanding for two years or more are no longer written down.

Net non-performing loans and advances comprises loans and advances to banks $96 million (31 December 2002: $102 million) and loans and advances to customers $1,424 million (31 December 2002: $1,610 million).

10. Non-Performing Loans and Advances (continued)

The Group acquired Standard Chartered Nakornthon Bank (SCNB) (formerly Nakornthon Bank) in September 1999. Under the terms of the acquisition, non-performing loans (NPLs) of THB 38.84 billion ($981 million) are subject to a Loan Management Agreement (LMA) with the Financial Institutions Development Fund (FIDF), a Thai Government agency. Under the LMA, the FIDF has guaranteed the recovery of a principal amount of the NPLs of THB 23 billion ($581 million). The LMA also provides, inter alia, for loss sharing arrangements whereby the FIDF will bear up to 85 per cent of losses in excess of the guaranteed amount. The carrying cost of the NPLs is reimbursable by the FIDF to SCNB, every half year, for a period of five years from the date of acquisition.

Excluding the SCNB non-performing loan portfolio, subject to the LMA, specific provisions and interest in suspense together cover 72 per cent (2002: 71 per cent) of total non-performing lending to customers.

11. Debt Securities in Issue

	2003			2002		
	Certificates of deposit of $100,000 or more $m	**Other debt securities in issue $m**	**Total $m**	Certificates of deposit of $100,000 or more $m	Other debt securities in issue $m	Total $m
By residual maturity:						
Three months or less	**1,711**	**612**	**2,323**	1,642	142	1,784
Between three and six months	**487**	**52**	**539**	411	138	549
Between six months and one year	**1,030**	**59**	**1,089**	648	28	676
Between one and five years	**1,552**	**459**	**2,011**	1,527	152	1,679
Over five years	**13**	**87**	**100**	27	162	189
	4,793	**1,269**	**6,062**	4,255	622	4,877

12. Dated Subordinated Loan Capital

	2003 $m	2002* $m
By residual maturity:		
Within one year	**25**	-
Between one and five years	**1,026**	336
Over five years	**3,348**	3,577
	4,399	3,913

*The comparative has been restated to incorporate callable options in place.

Of the total dated subordinated loan capital, $3,992 million is at fixed interest rates (2002: $3,204 million).

13. Called Up Share Capital

	2003 $m	2002 $m
Equity capital		
Ordinary shares of $0.50 each	**588**	585
Non-equity capital		
Non-cumulative irredeemable preference shares:		
7⅜% preference shares of £1 each	**172**	161
8¼% preference shares of £1 each	**177**	161
Non-cumulative redeemable preference shares:		
8.9% preference shares of $5 each	**2**	2
	939	909

In November 2002, the Company repurchased 659,126 8.9 per cent non-cumulative preference shares of $5 each. The shares were repurchased at a price of $1,110 per share. The total premium paid on the repurchase equated to $82 million. This, however, was partially offset by a gain on unwinding the interest rate swaps hedging the position of $57 million.

During 2003, the Company repurchased 9,486 8.9 per cent non-cumulative preference shares of $5 each. The preference shares were repurchased at prices between $1,112.50 and $1,140.52. The total premium paid on the repurchase was $10.7 million. The shares were cancelled leaving 331,388 of the 8.9 per cent dollar preference shares in issue.

During 2003, the Company repurchased 3,965,000 7⅜ per cent non-cumulative preference shares of £1 each. The preference shares were repurchased at prices between £1.12875 and £1.13. The total premium paid on the repurchase was $0.9 million. The shares were cancelled leaving 96,035,000 of the 7⅜ per cent sterling preference shares in issue.

During 2003, the Company repurchased 750,000 8¼ per cent non-cumulative preference shares of £1 each. The preference shares were repurchased at £1.22875. The total premium paid on the repurchase was $0.3 million. The shares were cancelled leaving 99,250,000 of the 8¼ per cent sterling preference shares in issue.

14. Shareholders' Funds

	Share capital $m	Share premium account $m	Capital reserve $m	Capital redemption reserve $m	Premises revaluation reserve $m	Profit and loss account $m	Total* shareholders' funds $m
At 1 January 2003	909	2,764	5	3	3	3,643	7,327
Exchange translation differences	35	-	-	-	(2)	34	67
Shares issued, net of expenses	3	46	-	-	-	-	49
Realised on disposal of property	-	-	-	-	(3)	3	-
Repurchase of preference shares	(8)	-	-	8	-	(20)	(20)
Retained profit	-	-	-	-	-	352	352
Capitalised on exercise of share options	-	3	-	-	-	(3)	-
At 31 December 2003	939	2,813	5	11	(2)	4,009	7,775
Own shares held in ESOP Trust							(60)
Total shareholders' funds							7,715
Equity interests							7,066
Non-equity interests							649
At 31 December 2003							7,715

	Share capital $m	Share premium account $m	Capital reserve $m	Capital redemption reserve $m	Premises revaluation reserve $m	Profit and loss account $m	Total* shareholders' funds $m
At 1 January 2002	861	2,761	5	-	61	3,850	7,538
Exchange translation differences	32	-	-	-	(6)	(26)	-
Shares issued, net of expenses	19	329	-	-	-	39	387
Realised on disposal of property	-	-	-	-	(4)	4	-
Repurchase of preference shares	(3)	(328)	-	3	-	(413)	(741)
Retained profit	-	-	-	-	-	191	191
Capitalised on exercise of share options	-	2	-	-	-	(2)	-
Premises revaluation	-	-	-	-	(48)	-	(48)
At 31 December 2002	909	2,764	5	3	3	3,643	7,327
Own shares held in ESOP Trust							(57)
Total shareholders' funds							7,270
Equity interests							6,638
Non-equity interests							632
At 31 December 2002							7,270

* Comparative restated (see note 17 on page 49).

15. Consolidated Cash Flow Statement

Reconciliation between operating profit before taxation and net cash inflow from operating activities:

	2003 $m	2002 $m
Operating profit	**1,542**	1,262
Items not involving cash flow:		
Amortisation of goodwill	**134**	156
Depreciation and amortisation of premises and equipment	**247**	189
(Gain)/Loss on disposal of tangible fixed assets	**(14)**	3
Gain on disposal of investment securities	**(62)**	(18)
Amortisation of investments	**(107)**	(48)
Charge for bad and doubtful debts and contingent liabilities	**536**	712
Amounts written off fixed asset investments	**11**	8
Debts written off, net of recoveries	**(807)**	(966)
Increase/(decrease) in accruals and deferred income	**203**	(256)
Decrease/(increase) in prepayments and accrued income	**88**	(16)
Adjustments for items shown separately:		
Interest paid on subordinated loan capital	**298**	330
Premium and costs on repayment of subordinated liabilities	**-**	10
Net cash inflow from trading activities	**2,069**	1,366
Net increase in cheques in the course of collection	**(27)**	(19)
Net increase in treasury bills and other eligible bills	**(76)**	(93)
Net decrease in loans and advances to banks and customers	**2,398**	485
Net increase in deposits from banks, customer accounts and debt securities in issue	**2,128**	2,891
Net increase in dealing securities	**(1,550)**	(302)
Net (increase)/decrease in mark-to-market adjustment	**(403)**	414
Net (decrease)/increase in other accounts*	**(791)**	36
Net cash inflow from operating activities	**3,748**	4,778
Analysis of changes in cash		
Balance at beginning of period	**3,496**	3,549
Exchange translation differences	**(7)**	61
Net cash inflow/(outflow)	**2,172**	(114)
Balance at end of period	**5,661**	3,496

* This includes the effect of foreign exchange translation in the local books of subsidiaries and branches.

16. Net Interest Margin and Interest Spread

	2003 %	2002 %
Net interest margin	**2.8**	3.1
Interest spread	**2.5**	2.7

	$m	$m
Average interest earning assets	**106,939**	99,667
Average interest bearing liabilities	**91,840**	86,484

17. Restatement of Comparative Figures

The Urgent Issues Task Force issued abstract 38 (UITF 38) – Accounting for ESOP Trusts in December 2003. This abstract required that shares held in an ESOP Trust should be presented as a deduction in arriving at shareholders' funds rather than as assets. The amount reported in equity shares and other variable yield securities in 2002 has been reduced by $57 million and shareholders' funds has been reduced by $57 million to reflect this change in disclosure.

The Group's £200 million Step-up notes ($311 million) have been reclassified from undated to dated subordinated loan capital to incorporate callable options in place.

18. Remuneration

The Group employed 30,200 staff at 31 December 2003 (2002: 29,400).

Within the authority delegated by the Board of Directors, the Board Remuneration Committee is involved in determining the remuneration policy of Standard Chartered Group but specifically for agreeing the individual remuneration packages for executive directors and other highly remunerated individuals. No executive directors are involved in deciding their own remuneration. The Group's remuneration policy is to:

- Support a strong performance-oriented culture and ensure that individual rewards and incentives relate directly to the performance of the individual, the operations and functions for which they are responsible, the Group as a whole and the interests of the shareholders;
- Maintain competitive awards that reflect the international nature of the Group and enable it to attract and retain talented employees of the highest quality internationally.

The success of the Group depends upon the performance and commitment of talented employees. In terms of applying this policy:

- Base salaries are set at the median of the Group's key international competitors.
- Annual bonus awards are made wholly on the basis of Group and individual performance and also an individual's adherence to the Group's values.

Standard Chartered believes strongly in encouraging employee share ownership at all levels in the organisation. The Group is proud that more than 50 per cent of employees globally own shares in the Company. In addition the Group operates certain discretionary share plans which are designed to provide competitive long-term incentives. Of these plans, the Performance Share Plan and the Executive Share Option Scheme are only exercisable upon the achievement of tough performance criteria.

19. Charge on Group Assets

Group assets include $2,951 million (2002: $2,699 million) which are subordinated to the claims of other parties.

20. Contingent Liabilities and Commitments

The table below shows the contract or underlying principal amounts, credit equivalent amounts and risk weighted amounts of unmatured off-balance sheet transactions at the balance sheet date. The contract or underlying principal amounts indicate the volume of business outstanding and do not represent amounts at risk. The credit equivalent and risk weighted amounts have been calculated in accordance with the Financial Services Authority guidelines implementing the Basel Accord on capital adequacy, after taking account of collateral and guarantees received.

	2003			2002		
	Contract or underlying principal amount $m	**Credit equivalent amount $m**	**Risk weighted amount $m**	Contract or underlying principal amount $m	Credit equivalent amount $m	Risk weighted amount $m
Contingent liabilities						
Acceptances and endorsements	**716**	**716**	**575**	897	897	854
Guarantees and irrevocable letters of credit	**12,350**	**8,480**	**5,733**	12,199	8,374	6,102
Other contingent liabilities	**4,802**	**3,364**	**2,132**	4,817	3,371	2,281
	17,868	**12,560**	**8,440**	17,913	12,642	9,237
Commitments						
Documentary credits and short term trade-related transactions	**2,157**	**431**	**394**	1,690	338	295
Forward asset purchases and forward deposits placed	**26**	**26**	**5**	21	21	4
Undrawn formal standby facilities, credit lines and other commitments to lend:						
One year and over	**7,182**	**3,591**	**3,259**	8,125	4,063	3,399
Less than one year	**5,203**	**-**	**-**	5,152	-	-
Unconditionally cancellable	**26,589**	**-**	**-**	28,815	-	-
	41,157	**4,048**	**3,658**	43,803	4,422	3,698

21. Fair Values

These tables analyse the notional principal amounts and the positive and negative fair values of the Group's derivative financial instruments. Positive and negative fair values are the mark-to-market values of the derivative contracts adjusted for any amounts recognised in the Consolidated Profit and Loss Account for non-trading items. Notional principal amounts are the amount of principal underlying the contract at the reporting date.

Fair values at the period end are representative of the Group's typical position during the period.

Trading activities are defined as positions held in financial instruments with the intention of benefiting from short term rates or price movements. The risk section of the Financial Review on pages 17 to 30 explains the Group's risk management of derivative contracts.

	2003			2002		
	Notional principal amounts $m	**Positive fair value $m**	**Negative fair value $m**	Notional principal amounts $m	Positive fair value $m	Negative fair value $m
Trading book						
Forward foreign exchange contracts	**405,983**	**8,936**	**8,535**	340,334	5,623	5,548
Foreign exchange derivative contracts						
Currency swaps and options	**124,138**	**1,875**	**1,931**	96,940	1,108	1,252
Exchange traded futures and options	**327**	**-**	**-**	-	-	-
Total	**124,465**	**1,875**	**1,931**	96,940	1,108	1,252
Interest rate derivative contracts						
Swaps	**253,359**	**2,834**	**2,941**	188,313	2,926	2,653
Forward rate agreements and options	**61,506**	**89**	**81**	28,335	108	91
Exchange traded futures and options	**108,995**	**24**	**27**	39,834	25	36
Total	**423,860**	**2,947**	**3,049**	256,482	3,059	2,780
Total trading book derivative financial instruments	**954,308**	**13,758**	**13,515**	693,756	9,790	9,580
Effect of netting		**(7,507)**	**(7,507)**		(5,691)	(5,691)
		6,251	**6,008**		4,099	3,889

Non-trading activities are defined as positions held with respect to management of the Group's assets and liabilities and related hedges.

21. Fair Values (continued)

	2003			2002		
	Notional principal amounts $m	**Positive fair value $m**	**Negative fair value $m**	Notional principal amounts $m	Positive fair value $m	Negative fair value $m
Non-trading book						
Forward foreign exchange contracts						
Currency swaps and options	-	-	-	524	2	-
Interest rate derivative contracts						
Swaps	**28**	-	**2**	1,313	-	2
Forward rate agreements and options	**92**	-	-	181	2	1
Exchange traded futures and options	**2,634**	**2**	**1**	2,231	2	1
Total	**2,754**	**2**	**3**	3,725	4	4
Commodity derivative contracts	**866**	**1**	**1**	1,812	14	14
Total non-trading book derivative financial instruments	**3,620**	**3**	**4**	6,061	20	18

	2003		2002	
	Book value $m	**Market value $m**	Book value $m	Market value $m
Listed and publicly traded securities:				
Financial assets	**17,542**	**17,548**	16,337	16,451
Preference shares	**649**	**768**	632	753
Other financial liabilities	**10,761**	**10,965**	9,710	9,478
Financial liabilities	**11,410**	**11,733**	10,342	10,231

Financial assets include treasury bills, debt securities and equity shares. Other financial liabilities include debt securities in issue and subordinated loan capital.

22. Credit Exposures in respect of Derivative Contracts

The residual maturity analysis of the notional principal amounts of derivative contracts, excluding exchange traded futures and options, held at 31 December 2003 and 31 December 2002 for trading and non-trading purposes is set out below:

	2003				2002			
	Under one year $m	**One to five years $m**	**Over five years $m**	**Total $m**	Under one year $m	One to five years $m	Over five years $m	Total $m
Forward foreign exchange and foreign exchange derivative contracts								
Notional principal amount	**488,667**	**37,075**	**4,379**	**530,121**	415,839	18,589	3,370	437,798
Net replacement cost	**9,581**	**1,091**	**139**	**10,811**	6,294	360	79	6,733
Interest rate derivative contracts								
Notional principal amount	**166,138**	**119,008**	**29,839**	**314,985**	120,843	77,219	20,080	218,142
Net replacement cost	**474**	**1,520**	**929**	**2,923**	578	1,490	968	3,036
Commodity derivative contracts								
Notional principal amount	**445**	**421**	**-**	**866**	943	869	-	1,812
Net replacement cost	**-**	**1**	**-**	**1**	3	11	-	14
Counterparty risk								
Financial institutions				**12,901**				9,034
Non financial institutions				**834**				749
Total net replacement cost				**13,735**				9,783

The risk section of the Financial Review on pages 17 to 30 explains the Group's risk management of derivative contracts.

23. Structural Currency Exposures

The Group's structural currency exposures are set out below:

	2003			2002		
	Net investments in overseas units $m	**Borrowing in the functional currency of the units concerned hedging the net investment in the units $m**	**Structural currency exposures $m**	Net investments in overseas units $m	Borrowing in the functional currency of the units concerned hedging the net investment in the units $m	Structural currency exposures $m
Functional currency of the business unit:						
Singapore Dollar	**9**	**-**	**9**	49	-	49
Indian Rupee	**482**	**-**	**482**	459	-	459
Hong Kong Dollar	**(1)**	**-**	**(1)**	(32)	-	(32)
Malaysian Ringgit	**428**	**-**	**428**	428	-	428
Thai Baht	**(1)**	**-**	**(1)**	27	-	27
UAE Dirham	**241**	**-**	**241**	170	-	170
Sterling	**842**	**(832)**	**10**	1,593	(1,542)	51
Other non US dollar	**1,038**	**-**	**1,038**	799	-	799
Total	**3,038**	**(832)**	**2,206**	3,493	(1,542)	1,951

Structural currency exposures for 2002 and 2003 relate to net investments in non US dollar units.

The Group's main operations in non US dollar units were Asia, Africa, India and the United Kingdom. The main operating (or 'functional') currencies of its overseas business units therefore include Hong Kong Dollar, Malaysian Ringgit, Singapore Dollar, Indian Rupee and Sterling. The Group prepares its consolidated financial statements in US dollars, and the Group's consolidated balance sheet is affected by movements in the exchange rates between functional currencies and US dollars. These currency exposures are referred to as structural. Translation gains and losses arising from these exposures are recognised in the Consolidated Statement of Total Recognised Gains and Losses.

The risk section of the Financial Review on pages 17 to 30 explains the risk management with respect to the Group's hedging policies.

24. Market Risk

	12 months to 31.12.03			31.12.03	12 months to 31.12.02*			31.12.02
Trading book	**Average $m**	**High $m**	**Low $m**	**Actual $m**	Average $m	High $m	Low $m	Actual $m
Daily value at risk:								
Interest rate risk	**2.7**	**4.0**	**1.8**	**2.9**	2.6	6.0	1.6	1.6
Foreign exchange risk	**1.6**	**3.8**	**0.9**	**1.3**	1.9	2.6	1.0	1.1
Total	**3.4**	**6.7**	**2.0**	**3.2**	4.5	8.6	2.6	2.7

* Restated for change in methodology from variance-covariance methodology to historical simulation.

This note should be read in conjunction with the market risk section of the Financial Review on pages 17 to 30 which explains the Group's market risk management.

The Group measures the risk of losses arising from future potential adverse movements in interest and exchange rates, prices and volatilities using VaR methodology. This methodology measures the estimated potential change in the market value of the portfolio during a specified period.

The Group Trading book exposure shown in the table above for 2003 is not a sum of the interest rate and exchange rate risks due to offset. In 2002 no offset was recognised. The highest and lowest VaR are independent and could have occurred on different days.

VaR is calculated for expected movements over a minimum of one business day and to a confidence level of 97.5 per cent. This confidence level suggests that potential daily losses, in excess of the VaR measure, are only likely to be experienced six times per year.

The historic simulation method is used with an observation period of 250 days and involves the complete revaluation of all unmatured contracts to reflect the effect of historically observed changes in market risk factors on the valuation of the current portfolio. This entails building a set of valuations of the portfolio and a set of changes in value relative to the current market valuation, from which VaR can be derived.

The Group recognises that there are limitations to the generic VaR methodology. These limitations include the fact that the risk factors may not fall within the assumption of a normal distribution, i.e. that a greater than expected number of observations may fall outside the stated confidence level. Also, the historical data may not be the best proxy for future price movements, either because the observation period does not include extreme price movements or, in some cases, because data is not available. Losses beyond the confidence interval are not captured by a VaR calculation, which therefore gives no indication of the size of unexpected losses in these situations. This is particularly relevant in the case of extreme market movements, which may arise in periods of low liquidity and invalidate the assumption that positions can be closed in a liquid market. VaR is calculated as the Group's exposure as at the close of business, London time. Intra-day risk levels may vary from those reported at the end of the day. The Group performs regular back-testing, where actual profits and losses are compared with VaR estimates to track the statistical validity of the VaR Model.

To manage the risk arising from events which the VaR methodology does not capture, the Group regularly stress tests its main risk exposures. Stress testing involves valuing portfolios at prices which assume extreme changes in risk factors beyond the range of normal experience. Positions that would give rise to potentially significant losses under a low probability stress event are reviewed by the Group Risk Committee.

25. Forward Looking Statements

This document contains forward-looking statements, including such statements within the meaning of section 27A of the US Securities Act of 1993 and section 21E of the Securities Exchange Act of 1934. These statements concern, or may affect, future matters. These may include the Group's future strategies, business plans, and results and are based on the current expectations of the directors of Standard Chartered. They are subject to a number of risks and uncertainties that might cause actual results and outcomes to differ materially from expectations outlined in these forward-looking statements. These factors are not limited to regulatory developments but include stock markets, IT developments, competitive and general operating conditions.

26. UK and Hong Kong Accounting Requirements

The consolidated financial statements of the Group are prepared in accordance with UK GAAP which differs in certain significant respects from Hong Kong GAAP. There would be no material differences between the accounting conventions except as set out below:

Investments in Securities

UK GAAP

Securities, including equity shares and treasury bills, which are intended for use on a continuing basis are classified as investment securities. Investment securities are stated at cost less any provision for impairment. Where dated investment securities are purchased at a premium or a discount, these premiums or discounts are amortised through the profit and loss account. Securities other than investment securities are classified as dealing securities and are stated at market value.

Hong Kong GAAP

Under Hong Kong Statement of Standard Accounting Practice 24 – Accounting for Investments in Securities (SSAP24), investment securities classified as held-to-maturity securities are stated at amortised cost less any provision for diminution in value. Other securities, not intended to be held until maturity, are accounted for under the 'alternative' treatment. Under the alternative treatment securities are identified as either trading or non-trading. Trading securities are stated at fair value with changes in fair value recognised in the profit and loss account as they arise. Non-trading securities are stated at fair value with changes in fair value recognised in the revaluation reserve until disposal.

If the Group had prepared its financial statements under Hong Kong SSAP24 there would have been a net charge to the profit and loss account of $5 million, (2002: $20 million), an increase in the book amount of investment in securities of $30 million (2002: $60 million) and a credit to reserves of $21 million (2002: $42 million).

Tangible Fixed Assets

UK GAAP

Under Financial Reporting Standard 15 – Tangible Fixed Assets (FRS15), revaluation gains should be recognised in the profit and loss account only to the extent (after adjusting for subsequent depreciation) that they reverse revaluation losses on the same asset that were previously recognised in the profit and loss account. All other revaluation gains should be recognised in the statement of total recognised gains and losses.

All revaluation losses that are caused by a clear consumption of economic benefits should be recognised in the profit and loss account. Other revaluation losses should be recognised in the statement of total recognised gains and losses until the carrying amount reaches its depreciated historical cost; and thereafter, in the profit and loss account unless it can be demonstrated that the recoverable amount (the higher of net realisable value and value in use as defined in Financial Reporting Standard 11 – Impairment of fixed assets and goodwill) of the asset is greater than the revalued amount, in which case the loss should be recognised in the statement of recognised gains and losses to the extent that the recoverable amount of the asset is greater than its revalued amount.

Hong Kong GAAP

Under Hong Kong SSAP17 – Property, Plant and Equipment, when an asset's carrying amount is increased as a result of revaluation, the increase should be credited directly to equity under the heading of revaluation reserve. However, a revaluation increase should be recognised as income to the extent that it reverses a revaluation decrease of the same asset previously recognised as an expense.

26. UK and Hong Kong Accounting Requirements (continued)

When an asset's carrying amount is decreased as a result of a revaluation, the decrease should be recognised as an expense. However, a revaluation decrease should be charged directly against any related revaluation reserve to the extent that the decrease does not exceed the amount held in the revaluation reserve in respect of that same asset. Any excess thereafter will be charged to the profit and loss account.

At 31 December 2003, the Group's total properties comprised less than one per cent of the Group's total assets. A formal revaluation of certain of the Group's principal properties was performed at 31 August 2002, and at 30 September 2002 for all other properties, by independent valuers.

If the Group had prepared its financial statements under Hong Kong SSAP17 there would have been a net charge to the profit and loss account of $15 million (2002: $80 million) in respect of valuations below depreciated historical cost.

Dividends

UK GAAP

Dividends declared after the period end are recognised as a liability in the period to which they relate.

Hong Kong GAAP

Under Hong Kong SSAP9 (revised) – Events after the balance sheet date, dividends are only recognised as a liability in the accounting period in which they are declared by the directors (in the case of interim dividends) or approved by the shareholders (in the case of final dividends).

The retained profit for the year ended 31 December 2003 would rise by $44 million (2002: $56 million) had the Company adopted Hong Kong SSAP9 (revised), and there would have been an increase in reserves of $429 million (2002: $385 million).

Cash Flow Statement

UK GAAP

The Group prepares its cash flow statement in accordance with Financial Reporting Standard 1– Cash flow statements (FRS1). FRS1 is based on cash, with no concept of cash equivalents. Cash is defined as cash in hand and deposits with qualifying financial institutions repayable on demand, less overdrafts from such institutions repayable on demand.

Hong Kong GAAP

Under Hong Kong SSAP15 – Cash flow statements (Revised 2001) the statement is based on a wider concept of cash and cash equivalents. Cash includes cash on hand and demand deposits. Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

Hong Kong SSAP15 also specifies that bank borrowings are generally considered to be financing activities. However, bank overdrafts repayable on demand, which form an integral part of an enterprise's Cash Management, are included as a component of cash and cash equivalents.

In addition, Hong Kong SSAP15 is different from FRS1 in respect of the presentation/classification of the cash flow statement. Hong Kong SSAP15 classifies cashflows under three headings: (a) cash flows from operating activities; (b) cash flows from investing activities; and (c) cash flows from financing activities. FRS1 specifies a fuller analysis using eight headings: (a) cash flows from operating activities; (b) dividends from joint ventures and associates; (c) returns on investment and servicing of finance; (d) taxation; (e) capital expenditure and financial investment; (f) acquisitions and disposals; (g) equity dividends paid; and (h) financing.

Retirement Benefits

UK GAAP

Background

Financial Reporting Standard 17 – Retirement benefits (FRS17) has been published by the Accounting Standards Board in December 2000 to replace United Kingdom SSAP24 – Accounting for pension costs. Currently UK SSAP24 is still applicable although additional disclosure is required under the transitional provisions in FRS17.

Hong Kong GAAP

Hong Kong SSAP34 – Employment benefits has been published by the Hong Kong Society of Accountants in December 2001 and is effective for periods beginning on or after 1 January 2002. Hong Kong SSAP34 contains transitional provisions which are applicable only to defined benefit plans.

Hong Kong SSAP34 requires the defined benefit pension scheme assets to be measured at fair value at the balance sheet date. Hong Kong SSAP34 requires actuarial gains and losses to be recognised in the profit and loss account if the net cumulative unrecognised actuarial gains and losses at the end of the previous reporting period exceeded the greater of ten per cent of the present value of the defined benefit obligation at that date (before deducting plan assets) and ten per

26. UK and Hong Kong Accounting Requirements (continued)

cent of the fair value of any plan assets at that date. These limits should be calculated and applied separately for each defined benefit plan. Actuarial gains and losses falling outside this ten per cent 'corridor' may be recognised in the profit and loss account over the average remaining working lives of participating employees. However, recognition on a fast systematic basis is permitted if consistently applied. In addition, Hong Kong SSAP34 does not allow the balance sheet asset or liability to be offset by the related deferred tax.

The Group has not quantified, on practical grounds, the differences arising from the different treatments between Hong Kong GAAP and UK GAAP for retirement benefits. In order to quantify the differences, the Group would need to examine approximately 50 different retirement benefit schemes operating throughout the world during the period. Additionally, in the 2002 Annual Report, the Group has already provided disclosures under two accounting standards (UK SSAP24 and FRS17). Full compliance with a third standard (Hong Kong SSAP34) would be costly in terms of commissioning a third actuarial review, the results of which the Group do not believe would be materially different from those obtained under the FRS17 disclosures.

Deferred taxation

UK GAAP

Under Financial Reporting Standard 19 – Deferred tax, deferred taxation is provided in full, subject to the recoverability of deferred tax assets, on timing differences at the rates of taxation anticipated to apply when the differences crystallise, arising from the inclusion of income and expenditure in taxation computations in periods different from those in which they are included in the financial statements.

Hong Kong GAAP

Under Statement of Standard Accounting Practice 12 (revised) – Accounting for deferred tax, all deferred tax liabilities, and all deferred tax assets to the extent that it is probable that future taxable profits will be available against which the asset can be utilised, on temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the tax basis are recognised. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of the assets and liabilities, using tax rates inacted or substantively inacted at the balance sheet date.

The deferred tax asset balance would be decreased by $24 million at 31 December 2003 (2002: $165 million) and the deferred tax liability balance would be increased by $nil at 31 December 2003 (2002: $nil). The profit and loss reserves balance would be decreased by $8 million (2002: $149 million) and the premises revaluation reserve would be decreased by $16 million at 31 December 2003 (2002: $16 million).

27. Consolidated Profit and Loss Account (unaudited) First half and second half 2003

	2nd Half 2003 $m	1st Half 2003 $m
Interest receivable	**2,460**	2,330
Interest payable	**(950)**	(872)
Net interest income	**1,510**	1,458
Fees and commissions receivable, net	**620**	536
Dealing profits and exchange	**251**	274
Other operating income	**25**	79
	896	889
Net revenue	**2,406**	2,347
Administrative expenses:		
Staff	**(689)**	(664)
Premises	**(145)**	(145)
Other	**(332)**	(308)
Depreciation and amortisation, of which:	**(206)**	(175)
Amortisation of goodwill	**(67)**	(67)
Other	**(139)**	(108)
Total operating expenses	**(1,372)**	(1,292)
Operating profit before provisions	**1,034**	1,055
Provisions for bad and doubtful debts	**(228)**	(308)
Amounts written off fixed asset investments	**(5)**	(6)
Operating profit before taxation	**801**	741
Taxation	**(257)**	(238)
Operating profit after taxation	**544**	503
Minority interests (equity)	**(15)**	(14)
Profit for the period attributable to shareholders	**529**	489
Dividends on non-equity preference shares	**(27)**	(28)
Dividends on ordinary equity shares	**(429)**	(182)
Retained profit	**73**	279
Normalised earnings per ordinary share	**47.9c**	41.7c
Basic earnings per ordinary share	**42.1c**	39.4c
Dividend per ordinary share	**36.49c**	15.51c

The financial information included herein has been derived from the audited and unaudited information contained in the Group's Report and Accounts for the year ended 31 December 2003. Statutory accounts for 2002 have been delivered to the Registrar of Companies. The auditors have reported on these accounts; their report was unqualified and did not contain a statement under Section 237(2) (accounting records or returns inadequate or accounts not agreeing with records and returns) or 237(3) (failure to obtain necessary information and explanation) of the Companies Act 1985.

Financial Calendar

Ex-dividend date	25 February 2004
Record date	27 February 2004
Posting to shareholders of 2003 Report and Accounts	15 March 2004
Annual General Meeting	11 May 2004
Payment date – final dividend on ordinary shares	14 May 2004

Copies of this statement are available from:

Investor Relations, Standard Chartered PLC, 1 Aldermanbury Square, London, EC2V 7SB or from our website on http:\\investors.standardchartered.com

For further information please contact:

Tracy Clarke, Group Head of Corporate Affairs
(020) 7280 7708

Paul Marriage, Head of Media Relations
(020) 7280 7163

Benjamin Hung, Head of Investor Relations
(020) 7280 7245

The following information is available on our website

- *A live webcast of the final results analyst presentation (available from 9:45am GMT)*
- *A pre-recorded webcast and Q/A session of analyst presentation in London (available 1:00pm GMT)*
- *Interviews with Mervyn Davies, Group Chief Executive and Peter Sands, Group Finance Director (available from 8.00am GMT).*
- *Slides for the Group's presentations (available after 11.00am GMT)*

Images of Standard Chartered are available for the media at www.newscast.co.uk

Information regarding the Group's commitment to corporate and social responsibility is available at www.standardchartered.com/ourbeliefs

The 2003 Report and Accounts will be made available on the website of the Stock Exchange of Hong Kong and on our website www.standardchartered.com as soon as is practicable.

We believe

seeing is believing



Standard Chartered aims to raise funds to restore sight to one million people.

Our Seeing is Believing global fundraising campaign has already raised US$1,400,000, enough to restore the sight of 56,000 people, twice our original target.

The money raised will be administered by Sight Savers International and other members of Vision 2020 'The Right to Sight'.

We would like to thank all our employees, customers, suppliers and shareholders for their generous support.

Now we want to raise enough to restore a million eyesights.

If you would like to support Seeing is Believing please contact:
Genevieve Kotta, Community Relations Manager
Genevieve.Kotta@uk.standardchartered.com
Telephone: +44 (0) 20 7280 7657

www.standardchartered.com


Standard Chartered
起 START

Notice of Annual General Meeting 2004

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to any aspect of the proposals referred to in this document or as to the action you should take, you should consult a stockbroker, solicitor, accountant or other appropriate independent professional adviser.

If you have sold or transferred all of your shares please pass this document, together with the Report and Accounts or Annual Review and (if applicable) the form of proxy, to the person who arranged the sale or transfer so that they can pass these documents on to the person who now holds the shares. If you are not sure what to do, please contact an appropriate independent professional adviser.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

This document includes particulars given in compliance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited for the purpose of giving information with regard to the issuer. The directors collectively and individually accept full responsibility for the accuracy of the information contained in this document and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

本文件之中文譯本可向香港中央證券登記有限公司索取，地址：香港皇后大道東183號合和中心1901-5室。

A Chinese translation of this document is available on request from Computershare Hong Kong Investor Services Limited, Rooms 1901-1905 19th Floor, Hopewell Centre,183 Queen's Road East, Hong Kong.

Notice of the Annual General Meeting of Standard Chartered PLC to be held at Merchant Taylors' Hall, 30 Threadneedle Street, London EC2R 8JB on Tuesday 11 May 2004 at 12 noon (London time) is set out on pages 3 to 5 of this document.

Whether or not you propose to attend the Annual General Meeting, if you are an ordinary shareholder please complete and submit a form of proxy in accordance with the instructions printed on the enclosed form. The form of proxy must be received not less than 48 hours (or 72 hours if you hold your ordinary shares in ShareCare) before the time of the holding of the Annual General Meeting.

22 March 2004

Standard Chartered

22 March 2004

Dear Shareholder

I am writing to you about the proposed final dividend, recent changes to the Board and some of the other items to be considered at this year's annual general meeting.

Board Changes
Since the Annual Report and Accounts 2003 were approved by the Directors on 18 February 2004, there have been changes to the Board. These changes were announced to the London and Hong Kong stock exchanges on 8 March 2004 and I would like to bring them to your attention.

Lord Stewartby, who is Deputy Chairman, the Senior Independent Director and Chairman of the Audit & Risk Committee, will not be seeking re-election and will retire from the Board after 14 years of distinguished service, at the conclusion of the annual general meeting on 11 May 2004. As mentioned in the Annual Report, Sir Ralph Robins and David Moir will also retire at the conclusion of the annual general meeting.

Hugh Norton will assume the role of the Senior Independent Director and Rudy Markham will be appointed Chairman of the Audit & Risk Committeee with effect from 11 May 2004.

In addition, I am pleased to bring to your attention the appointment to the Board of Mr Jamie Dundas as a new non-executive director with effect from 15 March 2004. Mr Dundas is currently a non-executive director at J Sainsbury plc and Chairman of Macmillan Cancer Relief and has experience in finance, investment banking and aviation. Mr Dundas will stand for election at this year's annual general meeting and his biographical details have been included in the explanatory notes to resolutions 4 to 10 on page 7 of this document.

Another change since the approval of the Annual Report and Accounts 2003 is the appointment by the Board of a separate Board Nomination Committee. Previously the Board Remuneration Committee acted as the Board Nomination Committee and this separation of responsibilities is in line with the Corporate Governance best practice recommendations of the new Combined Code. I will be the Chairman of the Board Nomination Committee with Hugh Norton, Rudy Markham and Ruth Markland as the other committee members.

Final dividend
Shareholders are asked to approve a final dividend of 36.49 US cents per ordinary share for the year ended 31 December 2003. If you approve the recommended final dividend, this will be paid on 14 May 2004 to all ordinary shareholders who were on the register of members on 27 February 2004. Payment will be made in either sterling, US dollars, Hong Kong dollars or in shares, according to each individual shareholder's choice.

Employee Share Schemes
We shall be asking for your approval for a proposed amendment to one of our discretionary share schemes as well as for the renewal of our all-employee sharesave schemes at this year's annual general meeting.

We introduced our existing Performance Share Plan (PSP) in 2001. This plan, in conjunction with our other discretionary share plans, initially allowed us to provide long term share based awards which were competitive and fully supported the retention and reward of executives.

The Company continues to perform well, has a clear track record of differentiating executives' pay in relation to performance and is in a key stage of its development. As such, we need to continue to ensure that the Company's executive compensation arrangements powerfully incentivise executives to continue to perform and remain competitive internationally. One of the key considerations is the wish to have sufficient flexibility in our bonus and share plans to differentiate levels of reward for on-target and outstanding performance. In addition, the Company recognises that the use of performance shares rather than share options has certain benefits - there is a more efficient use of shareholder capital with which to incentivise executives and executives are only rewarded where there is a demonstrable improvement in shareholder value. The PSP, unlike our existing option scheme, has relative total shareholder return as one of its performance conditions (EPS growth is the other performance condition) and no retesting is allowed for either performance condition.

In light of the issues outlined above, we have undertaken a review of our annual and long term incentive arrangements for executives. It is the Board Remuneration Committee's intention that the overall value of long term incentives awarded to executives remains broadly level. As part of this review, we have concluded that we wish to build flexibility into the ways in which we can reward executive directors and our most senior executives. We have enhanced our existing annual incentive plan to increase the maximum level of bonus that can be awarded in any year from 150% to 200% of base salary. In doing so, executive directors will now receive one third of any annual bonus in the Company's shares. This aligns the interests of our executive management team more closely with those of shareholders. These shares are held in an employee benefit trust before being released up to one year later.

The Board Remuneration Committee has also revised the performance conditions for all future awards under the 2000 Executive Share Option Scheme (ESOS). The new performance condition, which measures the Company's earnings per share growth over a three-year performance period, will **not** have any mechanism by which performance can be retested in any subsequent period.

The other change which we propose to make, and for which we are specifically seeking shareholder approval, is to increase the maximum annual value of awards that can be made through the PSP to 200% of base salary. As part of the proposals it is therefore envisaged that the annual value of share options awarded to executive directors for target performance under the 2000 Executive Share Option Scheme would fall from 300% to 100% of base salary.

In summary, the revised arrangements will provide the Company with a better mix of executive compensation arrangements without increasing the overall value and, accordingly, increased flexibility to attract and retain those executives who are essential to the Company's continued performance.

Further details of the proposed changes to the Company's share schemes are given on page 9 of this document.

The Company's existing sharesave scheme expires in May 2004. It has always been the Company's policy to encourage wider employee share ownership through the operation of an all-employee sharesave scheme. Therefore shareholder approval is also sought for a new UK Inland Revenue approved sharesave scheme which has the same terms as the existing UK sharesave scheme. The directors are taking this opportunity to seek shareholder approval to adopt a new international sharesave scheme for the benefit of employees outside the UK as well, even though the existing international scheme may still run for another two years. The Board believe it is sensible to renew the international scheme at the same time as seeking shareholder approval for the new UK scheme.

A summary of the proposed new sharesave schemes is set out on pages 10 and 11 of this document.

Explanatory notes on all the business to be considered at this year's annual general meeting appear on pages 7 to 9 of this document. The directors consider that all the resolutions to be put to the meeting are in the best interests of the Company and its shareholders. Your Board will be voting in favour of them and unanimously recommend that you do so as well.

If you would like to vote on the resolutions but cannot come to the annual general meeting, please fill in the proxy (or voting instruction form for ShareCare members) sent to you with this notice and return it to our registrars as soon as possible. They must receive it by 12 noon (London time) or 8.00pm (Hong Kong time) on Sunday 9 May (or by 12 noon (London time) on Saturday 8 May if you hold your shares in ShareCare). The annual general meeting will be held at 12 noon (London time) (8.00pm Hong Kong time) on Tuesday 11 May 2004 at Merchant Taylors' Hall, 30 Threadneedle Street, London EC2R 8JB.

Yours sincerely



Bryan K Sanderson CBE
Chairman

Standard Chartered PLC
1 Aldermanbury Square
London EC2V 7SB

Registered Office as above
Registered in England 966425

This year's annual general meeting will be held at Merchant Taylors' Hall, 30 Threadneedle Street, London EC2R 8JB on Tuesday 11 May 2004 at 12 noon (London time). You will be asked to consider and pass the resolutions below. Resolutions 1 to 14 (inclusive), 18 and 19 will be proposed as ordinary resolutions. Resolutions 15 to 17 (inclusive) will be proposed as special resolutions.

Ordinary Resolutions

1. To receive the annual report and accounts for the year ended 31 December 2003.

2. To declare a final dividend of 36.49 US cents per ordinary share for the year ended 31 December 2003.

3. To approve the directors' remuneration report for the year ended 31 December 2003, as set out on pages 49 to 60 of the annual report and on pages 37 to 48 of the annual review.

4. To elect Mr J F T Dundas, who was appointed as a non-executive director by the Board during the year.

5. To elect Ms R Markland, who was appointed as a non-executive director by the Board during the year.

6. To elect Mr P D Skinner, who was appointed as a non-executive director by the Board during the year.

7. To re-elect Mr E M Davies, an executive director retiring by rotation.

8. To re-elect Mr M B DeNoma, an executive director retiring by rotation.

9. To re-elect Mr R H P Markham, a non-executive director retiring by rotation.

10. To re-elect Mr H E Norton, a non-executive director retiring by rotation.

11. To re-appoint KPMG Audit Plc as auditor to the Company until the end of next year's annual general meeting.

12. To authorise the Board to set the auditor's fees.

13. That the Board be authorised, generally and without conditions, to allot relevant securities (as defined in the Companies Act 1985), such authority to be limited to:

(a) the allotment (otherwise than under (b) or (c) below) of relevant securities up to a total nominal value of US$117,487,333 (being not greater than 20 per cent of the issued ordinary share capital of the Company as at the date of this resolution);

(b) the allotment (when combined with any allotment made under (a) above) of relevant securities up to a total nominal value of US$213,708,480 in connection with:

(i) an offer of relevant securities open for a period decided on by the Board:

(A) to ordinary shareholders on the register on a particular date (excluding any holder holding shares as treasury shares), in proportion (as nearly as may be) to their existing holdings (ignoring for this purpose both any holder holding shares as treasury shares and the treasury shares held by him); and

(B) to people who are registered on a particular date as holders of other classes of equity securities (excluding any holder holding shares as treasury shares), if this is required by the rights of those securities or, if the Board considers it appropriate, as permitted by the rights of those securities,

and so that the Board may impose any limits or restrictions and make any arrangements which it considers necessary or appropriate to deal with fractional entitlements, legal, regulatory or practical problems in, or under the laws of, any territory or any other matter;

(ii) a scrip dividend scheme or similar arrangement implemented in accordance with the articles of association of the Company; and

(iii) the issue of ordinary shares in respect of exchangeable securities issued by the Company or any of its subsidiary undertakings prior to the date of this meeting; and

(c) the allotment of relevant securities pursuant to the terms of any existing share scheme of the Company or any of its subsidiary undertakings adopted prior to the date of this meeting and, if resolution 19 is passed as an ordinary resolution, pursuant to the share schemes adopted pursuant to that resolution,

such authority to apply for the period from 11 May 2004 until the earlier of the end of next year's annual general meeting and 10 August 2005 unless previously revoked or varied by the Company in general meeting, but during this period the Company may make offers, and enter into agreements, which would, or might, require relevant securities to be allotted after the authority ends and the Board may allot relevant securities under any such offer or agreement, as if the authority had not ended.

14. That the authority granted to the Board to allot relevant securities up to a total nominal value of US$117,487,333 pursuant to paragraph (a) of resolution 13 set out above be extended by the addition of such number of ordinary shares of US$0.50 each representing the nominal amount of the Company's share capital repurchased by the Company under the authority granted pursuant to resolution 16 set out below.

Special Resolutions

15. That if resolution 13 is passed as an ordinary resolution, the Board be given power to allot equity securities (as defined in the Companies Act 1985) for cash under the authority given by that resolution and/or where the allotment constitutes an allotment of equity securities by virtue of section 94(3A) of the Companies Act 1985, free of the restriction in section 89(1) of the Companies Act 1985, such power to be limited to:

(a) the allotment of equity securities in connection with an offer of equity securities open for a period decided on by the Board:

(i) to ordinary shareholders on the register on a particular date (excluding any holder holding shares as treasury shares), in proportion (as nearly as may be) to their existing holdings (ignoring for this purpose both any holder holding shares as treasury shares and the treasury shares held by him); and

(ii) to people who are registered on a particular date as holders of other classes of equity securities (excluding any holder holding shares as treasury shares), if this is required by the rights of those securities or, if the Board considers it appropriate, as permitted by the rights of those securities,

and so that the Board may impose any limits or restrictions and make any arrangements which it considers necessary or appropriate to deal with fractional entitlements, legal, regulatory or practical problems in, or under the laws of, any territory or any other matter; and

(b) the allotment (otherwise than under (a) above) of equity securities up to a total nominal value of US$29,370,451,

such power to apply from 11 May 2004 until the earlier of the end of next year's annual general meeting and 10 August 2005 unless previously revoked or varied by the Company in general meeting, but during this period the Company may make offers, and enter into agreements, which would, or might, require equity securities to be allotted after the power ends and the Board may allot equity securities under any such offer or agreement as if the power had not ended.

16. That the Company be authorised, generally and without conditions, to make market purchases (as defined in the Companies Act 1985) of its ordinary shares of US$0.50 each provided that:

(a) the Company does not purchase more than 117,487,333 shares under this authority;

(b) the Company does not pay less for each share (before expenses) than US$0.50 (or the equivalent in the currency in which the purchase is made, calculated by reference to a spot exchange rate for the purchase of US dollars with such other currency as displayed on the appropriate page of the Reuters screen at or about 11.00am (London time) on the business day before the day the Company agrees to buy the shares); and

(c) the Company does not pay more for each share (before expenses) than 5 per cent over the average of the middle market prices of the ordinary shares according to the Daily Official List of the London Stock Exchange for the five business days immediately before the date on which the Company agrees to buy the shares,

such authority to apply from 11 May 2004 until the earlier of the end of next year's annual general meeting and 10 August 2005 unless previously revoked or varied by the Company in general meeting, but during this period the Company may agree to purchase shares where the purchase may not be completed (fully or partly) until after the authority ends and may make a purchase of ordinary shares in accordance with any such agreement as if the authority had not ended.

17. That the Company be authorised, generally and without conditions, to make market purchases (as defined in the Companies Act 1985) of up to 331,388 of its non-cumulative preference shares of US$5 each ("dollar preference shares") and up to 195,285,000 of its non-cumulative preference shares of £1 each ("sterling preference shares") provided that:

(a) the Company does not pay less for each share (before expenses) than the nominal value of the share (or the equivalent in the currency in which the purchase is made, calculated by reference to the spot exchange rate for the purchase of the currency in which the relevant share is denominated with such other currency as displayed on the appropriate page of the Reuters screen at or about 11.00am (London time) on the business day before the day the Company agrees to buy the shares); and

(b) the Company does not pay more:

(i) for each sterling preference share (before expenses) than 25 per cent over the average of the middle market prices of such shares according to the Daily Official List of the London Stock Exchange for the ten business days immediately before the date on which the Company agrees to buy the shares; and

(ii) for each dollar preference share (before expenses) than 5 per cent over the average of the middle market prices of such shares according to the Daily Official List of the London Stock Exchange for the ten business days immediately before the date on which the Company agrees to buy the shares,

such authority to apply from 11 May 2004 until the earlier of the end of next year's annual general meeting and 10 August 2005 unless previously revoked or varied by the Company in general meeting, but during this period the Company may agree to purchase shares where the purchase may not be completed (fully or partly) until after the authority ends and may make a purchase of shares in accordance with any such agreement as if the authority had not ended.

Ordinary Resolutions

18. That the rules of the Standard Chartered 2001 Performance Share Plan be amended to reflect the change described on page 9 of this document and that the Board (or any duly authorised committee of the Board) be authorised to do anything which it considers necessary or desirable to give effect to this change.

19. That the Standard Chartered 2004 UK Sharesave Scheme and the Standard Chartered 2004 International Sharesave Scheme, the principal features of each of which are summarised in the Appendix on pages 10 and 11 of this document, be approved and adopted and that the Board (or any duly authorised committee of the Board) be authorised to do anything which it considers necessary or desirable to carry the same into effect and to make such changes as it may consider appropriate for that purpose.

By order of the Board

D J Brimacombe
Group Secretary
22 March 2004

Registered Office:
1 Aldermanbury Square
London EC2V 7SB

Notes

Ordinary Shareholders

If you are an ordinary shareholder you may attend and vote at the AGM or choose one or more other people (proxies) to attend the AGM and vote for you. A proxy does not need to be a shareholder of the Company. Your proxy form must reach our registrars in Bristol or Hong Kong, as appropriate, at least 48 hours before the time of the AGM. If you send in a completed proxy form you may still attend the AGM and vote in person. If you are a shareholder on the UK register of members, you may alternatively choose to submit your proxy form electronically – details are set out below under the heading 'Electronic Proxy Voting'. Electronic proxy voting is not available to shareholders whose shares are registered on the branch register in Hong Kong.

If you want to attend the AGM and vote, you must be on the Company's register of members in the UK by 10.00pm (London time) on Sunday 9 May 2004 or on the Company's branch register of members in Hong Kong by 6.00am (Hong Kong time) on Monday 10 May 2004. This will also allow us to confirm how many votes you have on a poll. If the AGM is adjourned to a time after 10.00pm (London time) on Tuesday 11 May 2004, you must be on the appropriate register of members of the Company 48 hours before the time of the adjourned meeting. This will also allow us to confirm how many votes you will have on a poll called at such a meeting. If we give you notice of an adjourned meeting we will tell you in the notice when you need to be on the register to be able to attend and vote.

ShareCare

If you hold your shares in ShareCare, we will send you a voting instruction form. You must make sure that you return the completed form to our registrars in Bristol by 12 noon (London time) on Saturday 8 May 2004. You may also choose to appoint a proxy electronically – details are set out below under the heading 'Electronic Proxy Voting'.

Electronic Proxy Voting

Shareholders on the UK register of members may appoint a proxy electronically. If you wish to submit your proxy form electronically, you will need an internet-enabled PC with an Internet Explorer 4 or Netscape 4 web browser, or a more recent release of those browsers. You will also need your Shareholder Reference Number (SRN) or ShareCare number, as appropriate, and Personal Identification Number (PIN) (both of which are printed on the enclosed proxy form or voting instruction form) to access the service. Your PIN will expire at 12 noon on 9 May 2004 (at 12 noon on 8 May 2004 for ShareCare members).

Before you can appoint a proxy electronically, you will be asked to agree to the terms and conditions for electronic proxy appointment. It is important that you read these terms and conditions carefully, as they will govern the electronic appointment of your proxy.

It is up to you to decide if you wish to use the electronic proxy appointment service. You can instead continue to submit your proxy form or voting instruction form by post, if you wish.

Electronic proxy voting is not available to shareholders whose shares are registered on the branch register in Hong Kong.

Electronic Proxy Voting through CREST

If you are a CREST member and wish to appoint a proxy or proxies by using the CREST electronic proxy appointment service, you may do so by following the procedures described in the CREST manual. If you are a CREST Personal Member or other CREST sponsored member or a CREST member who has appointed a voting service provider, you should refer to your CREST sponsor or voting service provider, who will be able to take the appropriate action on your behalf.

In order for your proxy appointment using CREST to be valid, the appropriate CREST message (a "CREST Proxy Instruction") must be properly authenticated in accordance with CRESTCo's specifications and must contain the information required for these instructions, as described in the CREST manual. The message must be transmitted so as to be received by our agent (ID 3RA50) by 12.00 noon on Sunday 9 May 2004. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Application Host) from which our agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST.

You should note that CRESTCo does not make special procedures available in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is your responsibility to take any necessary action to ensure that messages are transmitted through the CREST system in time. In this connection, you should look at those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in regulation 35(5)(a) of the Uncertificated Securities Regulations 2001, which regulates instructions containing incorrect information and instructions that are improperly sent.

Preference shareholders

Only ordinary shareholders may attend and vote at the AGM. This document is sent to holders of preference shares for information only.

Inspection of documents

The following documents will be available for inspection at 1 Aldermanbury Square, London EC2V 7SB and at the offices of Slaughter and May, 47th Floor, Jardine House, One Connaught Place, Central, Hong Kong from the date of this notice until the time of the AGM and at Merchant Taylors' Hall from 15 minutes before the AGM until it ends:

- Statement and auditor's report required by section 343 of the Companies Act 1985 about transactions with directors and people connected with them.
- Directors' service contracts, the terms and conditions of appointment of non-executive directors and the register of directors' interests in the share capital of the Company.
- The rules of the Standard Chartered 2001 Performance Share Plan, showing the changes proposed in resolution 18.
- The rules of the Standard Chartered 2004 UK Sharesave Scheme.
- The rules of the Standard Chartered 2004 International Sharesave Scheme.

Interests in shares

The Company had not been notified before 23 February 2004 (less than one month before the date of this notice) of any changes in the directors' interests or the substantial shareholders' interests in the Company's ordinary shares from those shown in the Annual Report.

Please also refer to the published version of this announcement in the South China Morning Post and the Economic Journal dated 22 March 2004.

In the case of any conflict between any translation and the English text hereof, the English text shall prevail.

Explanatory notes to the Notice of Annual General Meeting

The notes on the following pages give an explanation of the proposed resolutions.

Resolutions 1 to 14 (inclusive), 18 and 19 are proposed as ordinary resolutions. This means that, for each of those resolutions to be passed, more than half of the votes cast must be in favour of the resolution.

Resolutions 15 to 17 (inclusive) are proposed as special resolutions. This means that, for each of those resolutions to be passed, at least three-quarters of the votes cast must be in favour of the resolution.

Please note that a "vote withheld" (as appears on the proxy form) is not a vote in law and will not be counted in the calculation of the proportion of votes "for" or "against" a resolution.

Resolution 1: Report and accounts
For each financial year, the directors must present the directors' report, the audited accounts and the independent auditor's report to shareholders at a general meeting.

Resolution 2: Declaration of the final dividend
We may only pay the final dividend after shareholders have approved it. The directors recommend a final dividend of 36.49 US cents per ordinary share for shareholders who were on the register of members on 27 February 2004. If the dividend is approved, it will be paid on 14 May 2004 to shareholders registered on the principal register of members in the UK at the close of business (London time) on 27 February 2004 and to shareholders registered on the branch register in Hong Kong at the opening of business (Hong Kong time) on 27 February 2004. If you are a shareholder registered on the principal register of members in the UK, you will be paid your dividend in sterling unless you choose to take US dollars, Hong Kong dollars or shares. If you are a shareholder registered on the branch register in Hong Kong, you will be paid your dividend in Hong Kong dollars unless you choose to take US dollars, sterling or shares. Please see the separate document entitled "2003 Final Dividend".

Resolution 3: Directors' Remuneration Report
In accordance with the Directors' Remuneration Report Regulations 2002, shareholders are invited to vote on the Directors' Remuneration Report, which may be found on pages 49 to 60 of the annual report and on pages 37 to 48 of the annual review.

Resolutions 4 to 10: Re-election of directors
The Company's articles of association require any director newly appointed by the Board to retire at the first annual general meeting after their appointment. You are therefore asked to elect as directors Mr J F T Dundas, Ms R Markland and Mr P D Skinner, who were appointed by the Board since last year's annual general meeting.

Under the articles of association all directors of the Company who held office at the time of the two preceding annual general meetings and who did not retire at either of them must also retire at the annual general meeting and at every annual general meeting at least one-third of the existing directors must retire. All of the directors are eligible to seek re-election by shareholders at the annual general meeting, if they so wish.

Mr E M Davies, Mr M B DeNoma, Mr R H P Markham and Mr H E Norton were all last re-elected in 2001 and are therefore retiring by rotation at this annual general meeting. Each submits himself for re-election under the Company's articles of association.

Sir Ralph Robins and Mr D G Moir will both retire at the end of the annual general meeeting and not offer themselves for re-election. Since the date of the annual report, 18 February 2004, Lord Stewartby has also decided to retire from the Board at the end of the annual general meeting and not offer himself for re-election.

Mr J F T Dundas, Mr R H P Markham, Ms R Markland, Mr H E Norton and Mr P D Skinner are non-executive directors and do not have a service contract.

Mr E M Davies and Mr M B DeNoma each have a service contract with a notice period of one year.

Biographical details of each of the directors other than Mr J F T Dundas are given on pages 40 and 41 of the annual report and pages 30 and 31 of the annual review.

Jamie Dundas, 53, joined Standard Chartered PLC as a non-executive director on 15 March 2004. He was formerly Chief Executive of UK property company MEPC. Prior to that Mr Dundas was Finance Director for the Airport Authority Hong Kong. He began his career as an investment banker with Morgan Grenfell, where he became Deputy Head of Banking. Mr Dundas is currently a non-executive director at J Sainsbury plc and Chairman of Macmillan Cancer Relief, the UK's largest cancer care charity. Mr Dundas read law at Oxford University and subsequently qualified as a barrister. He is married with three children and lives in the UK.

Resolutions 11 and 12: Reappointment of auditor and setting of auditor's fees
At every general meeting at which accounts are presented to shareholders, the Company is required to appoint auditors to serve until the next such meeting. KPMG Audit Plc has said that they are willing to continue as the Company's auditor for another year. You are asked to reappoint them and, following normal practice, to authorise the Board to set their fees.

Resolutions 13 and 14: Directors' authority to allot shares
Under section 80 of the Companies Act 1985, the directors may only allot shares, or rights to shares, if shareholders in general meeting have given them power to do so. The power given to the directors at last year's annual general meeting to allot ordinary shares or rights to shares will expire at the end of this year's annual general meeting.

Resolution 13(a) asks for a new authority to be given to allow the directors to allot shares or rights to shares up to a maximum nominal amount of US$117,487,333, being approximately 20 per cent of the issued ordinary share capital of US$587,436,669 as at 23 February 2004 (which is less

than one month before the date of this notice). The Hong Kong Listing Rules do not permit the directors to allot, on a non-pre-emptive basis, shares or rights to shares that would represent more than 20 per cent of the issued ordinary share capital as at the date the resolution granting them a general authority to allot is passed. Accordingly, resolution 13 also restricts the authority of the directors to the 20 per cent threshold.

The directors are also authorised to make allotments, which exceed the 20 per cent authority, in connection with offers to shareholders (such as rights issues), by way of scrip dividend and in respect of exchangeable securities issued by the Company or its subsidiary undertakings prior to the date of this meeting, but only up to a maximum aggregate nominal amount (when combined with any allotments made under the general authority) of US$213,708,480. This is approximately 36 per cent of the issued ordinary share capital (excluding treasury shares) as at 23 February 2004 (which is less than one month before the date of this notice). Of this 36 per cent, approximately 3 per cent is to satisfy the Company's obligations to issue ordinary shares in respect of exchangeable securities issued by the Group prior to the date of this meeting. The balance of the authority is for approximately 33 per cent of the issued ordinary share capital (excluding treasury shares).

As noted in respect of resolution 15 below, there are legal, regulatory and practical reasons why, under an offer to shareholders, such as a rights issue, it may not be possible to issue equity securities to some shareholders, particularly those resident overseas. Resolution 13(b)(i) makes it clear that the authority to make allotments in connection with offers to shareholders covers any such offers in respect of which the directors may make arrangements to deal with such difficulties, and also with fractions of shares.

Notwithstanding the authority to be granted by resolution 13(b), any rights issue or open offer to shareholders will also need to comply with the applicable Hong Kong Listing Rules, and specific shareholder approval for such issues will therefore be obtained if necessary, in accordance with these requirements.

The directors are also authorised under resolution 13(c) to make allotments pursuant to the Company's existing share schemes or those of its subsidiary undertakings adopted prior to the date of the annual general meeting, and, if resolution 19 is passed by shareholders at the annual general meeting, pursuant to the 2004 UK and International Sharesave Schemes.

The directors have no intention at present to issue ordinary shares during the next year, except as scrip dividends instead of cash dividends, following the exercise of options and awards under the Company's share schemes and following the exercise of conversion and exchange rights under securities issued by the Group prior to the date of this meeting.

In accordance with the Hong Kong Listing Rules, resolution 14 seeks to extend the directors' authority to allot shares pursuant to paragraph (a) of resolution 13 to include the shares repurchased by the Company under the authority to be sought by resolution 16.

Resolution 15: Power to allot equity securities for cash without certain formalities
The Company's ordinary shares (including any such shares which are held by the Company as treasury shares) and rights to them are "equity securities" as defined in section 94(2) of the Companies Act 1985. If the directors wish to allot or, in the case of any treasury shares, sell equity securities paid for entirely in cash (other than to an employee share scheme), section 89(1) of the Companies Act 1985 requires that the equity securities must first be offered to existing shareholders in proportion to their shareholdings. Your right to be offered equity securities first in this way is known as a "pre-emption right".

In certain circumstances, it may be in the interests of the Company for the directors to be able to allot or, in the case of any treasury shares, sell some equity securities for cash (other than to an employee share scheme) without having to offer them to existing shareholders first. Before this can happen, the shareholders must give up their pre-emption rights.

Resolution 15 deals with this, but only for equity securities up to a maximum total nominal value of US$29,370,451, which was equal to approximately 5 per cent of the Company's issued ordinary share capital as at 31 December 2003 and also at 23 February 2004 and represents 58,740,903 ordinary shares of US$0.50 each.

There are legal, regulatory and practical reasons why, under a rights issue or other pre-emptive offer, it may not be possible to issue equity securities to some shareholders, particularly those resident overseas. Resolution 15 also asks for your authority for the directors to make arrangements to deal with such difficulties when making these offers and also for the directors to deal with fractions of shares.

Resolution 16: Authority to purchase ordinary shares
Resolution 16 gives the Company authority to make market purchases of up to 117,487,333 ordinary shares. This is approximately 10 per cent of the Company's issued ordinary share capital (excluding treasury shares) as at 23 February 2004 (which is less than one month before the date of this notice). No repurchases of shares will be conducted on the Hong Kong Stock Exchange.

The directors believe that it is in the best interests of the Company and all of its shareholders to have a general authority for the Company to buy back its ordinary shares in the market. The directors intend to keep under review the potential to purchase ordinary shares. Purchases will only be made if the directors consider that the purchase would be for the benefit of the Company and shareholders, taking into account relevant factors and circumstances at that time, for example the effect on earnings per share. The Companies Act 1985 now permits the Company to hold any such bought back shares in treasury as an alternative to immediately cancelling them. Accordingly, if the Company purchases any of its ordinary shares pursuant to resolution 16, the Company may cancel these shares or hold them in treasury. Such decision will be made by the directors at the time of purchase on the same basis as outlined above.

The total number of options to subscribe for ordinary shares outstanding at 23 February 2004 was 49,780,899, which represented approximately 4.2 per cent of the issued ordinary share capital (excluding treasury shares) at that date. If the Company were to purchase the maximum number of ordinary shares permitted by this resolution, the options outstanding at 23 February 2004 would represent approximately 4.7 per cent of the issued ordinary share capital (excluding treasury shares).

The Company held no shares in treasury as at 23 February 2004 (which is less than one month before the date of this notice).

Resolution 17: Authority to purchase preference shares
Resolution 17 gives the Company authority to buy back up to 331,388 of its US dollar preference shares and up to 195,285,000 of its sterling preference shares. During the past year, the directors re-purchased 9,486 of the US dollar preference shares and 4,715,000 of the sterling preference shares.

Whilst it is important to have a capital base which is adequate to allow the business to grow in all areas which appear to offer an appropriate balance between risk and profitability, it is equally important that the Company does not carry excessive amounts of capital and that it uses the most appropriate mix of capital instruments in the balance sheet. Having the authority to buy back all the preference shares would provide the Company with further flexibility in managing the capital base. Accordingly, the directors believe that it is in the best interests of the Company and its shareholders as a whole to have the authority sought by the resolution.

The directors intend to keep under review the potential to buy back preference shares, taking into account other investment and funding opportunities. The authority will be exercised only if the directors believe that to do so would be in the interests of shareholders generally. As noted above, the Companies Act 1985 now permits the Company to hold any such bought back shares in treasury as an alternative to immediately cancelling them. Accordingly, if the Company purchases any of its preference shares, those shares may be cancelled or held in treasury by the Company. The directors intend to make such decision at the time of purchase based on the interests of the Company and shareholders generally.

Resolution 18: Performance Share Plan
As explained in the Chairman's letter, the Company is keen to ensure that it has the right incentive and reward tools through which it can incentivise executives.

The Company has undertaken a review of its annual and long term incentive arrangements and concluded that there needs to be increased flexibility in the ways in which the Group can reward executive directors and the most senior executives. Set out below is a specific proposal in relation to the 2001 Performance Share Plan (PSP). In order to provide some context to this proposal, central aspects of the Company's executive compensation are also outlined below.

Recent enhancements to the existing annual incentive plan, whereby executives defer one third of their annual bonus in the Company's shares, are intended to improve the competitiveness of the overall arrangements while continuing to align the executives' interests with those of shareholders. The shares are held for up to one year before being released and are forfeited if the executive leaves voluntarily during that period. The Remuneration Committee has also approved a revised performance condition for all future awards under the 2000 Executive Share Option Scheme (ESOS). The new earnings per share (EPS) target, which mirrors the existing EPS target under our PSP, is as follows:

- Minimum EPS growth required (15% after 3 years) – 40% of the award vests
- Maximum EPS growth required (30% after 3 years) – 100% of the award vests
- Awards between the minimum and maximum levels vest on a straight-line basis

A performance condition of this type encourages the right behaviour in terms of improving EPS rather than focussing on a single EPS target (as is currently the case under the ESOS). In addition, the new performance condition will not have a retest mechanism.

Shareholder approval is being sought at the annual general meeting (resolution 18) to increase the maximum award level under the PSP in any year to any individual from 100% to 200% of their base salary. It is important to emphasise that this is a maximum limit and awards to this level would not necessarily be granted. The Company remains committed to linking the awards to the performance of both the Company and the individual and will continue to differentiate the levels of awards to executives on this basis. If resolution 18 is passed it is anticipated that the level of annual awards under the ESOS for on-target performance would fall from 300% to 100% of base salary for executive directors.

The collective benefit of the proposed change to the PSP, when combined with the other changes outlined above, is to provide a better mix of measures through which executives can be incentivised and rewarded. Importantly, it is the Remuneration Committee's intention that the overall value of incentives awarded to executives under the Company's discretionary share schemes remains broadly level.

The other key reasons for the proposed changes are as follows:

- Delivering awards through performance shares rather than share options makes more efficient use of shareholder capital (as it should not be necessary to give such highly leveraged awards to ensure that a sufficient incentive (and estimated present value) is given to executives).
- By raising the maximum levels of remuneration awards which may be permitted under our annual bonus and performance share plans, the Remuneration Committee is seeking to rebalance the level of awards under the relevant bonus and share plans. The Remuneration Committee will then be better placed to continue its practice of strongly differentiating award levels based on individual performance. Importantly, though, the proposals should keep total compensation unchanged for on-target performance.
- The proposed changes will ensure that total compensation remains competitively positioned. In terms of the level of an executive's total compensation, the effect of the proposed change to the PSP, together with the changes to the ESOS and the bonus plan outlined above, would see total compensation for on-target performance remain around the median of the FTSE 30.
- We wish to ensure that executives are rewarded when there is a demonstrable improvement in shareholder value. With one of its performance conditions based on growth in total shareholder return relative to a peer group, and with no retest criteria, the PSP can achieve this in a more transparent manner than share options.

Resolution 19: All employee sharesave schemes
The Group believes strongly in encouraging employee share ownership at all levels in the organisation. It seeks to engage employees in the performance of the Group, align their interests more closely with those of shareholders and offer them an opportunity for long-term savings and a share in the Group's financial success which they help to create. Since 1984, the Group has operated a sharesave scheme in which all UK-based employees are eligible to participate. In 1996 the International Sharesave Scheme was launched and made available to all employees based outside the UK. The existing UK sharesave scheme expires in May 2004 and, though the existing international sharesave scheme does not expire until May 2006, the Board believes that it is sensible to renew the international scheme at the same time as seeking shareholder approval for a new UK scheme. Accordingly, shareholder approval is being sought at the annual general meeting for both a new UK and a new international sharesave scheme.

A summary of the proposed sharesave schemes is set out in the Appendix to this document.

Appendix

Summary of the Standard Chartered 2004 UK Sharesave Scheme ("the UK Scheme") and the Standard Chartered 2004 International Sharesave Scheme ("the International Scheme") (together "the Schemes")

(i) General

The UK Scheme has been designed for approval by the Inland Revenue under Schedule 3 of the Income Tax (Earnings and Pensions) Act 2003.

The UK Scheme and the International Scheme will replace the existing 1994 UK Sharesave and the 1996 International Sharesave Schemes respectively, under which no further options will be granted.

(ii) Eligibility

UK Scheme

In order to be eligible, an individual must be an employee or full time director of the Company or any subsidiary which the Board has resolved should participate on the day invitations are to be sent out. A full time director is someone obliged to devote not less than 25 hours per week to his duties with the company concerned.

International Scheme

The Board can determine which subsidiaries should participate in the International Scheme and in which jurisdictions the International Scheme should be operated.

Both Schemes

All employees and full time directors of the relevant subsidiaries on the date on which invitations to apply for options are issued (or on such earlier date during a period of up to five years ending on such invitation date, as the Board may determine) are eligible to participate in the relevant scheme, as are any further employees or directors nominated by the Board for this purpose ("Eligible Employees").

(iii) Grant of options

Eligible Employees may be invited by the Board to apply for options under the Schemes to acquire ordinary shares in the Company.

An option may normally only be granted in the following periods:

(a) a six week period beginning with the date on which the UK Sharesave Scheme is approved by the Inland Revenue;

(b) a six week period beginning on the next dealing day following the date on which the Company announces its results for any period; or

(c) any other time when the circumstances are considered by the Board to be sufficiently exceptional to justify such a grant.

No options may be granted more than 10 years after the adoption of the Schemes and options granted under the Schemes are personal to the participant and, except on death of a participant, may not be transferred.

(iv) Savings contracts

An Eligible Employee who applies for an option under the Schemes must enter into a savings contract (in the case of the UK Scheme, this is an Inland Revenue approved savings contract) which requires monthly payments of currently not less than £5 and not more than £250. The amount which a participant can save in aggregate under all sharesave contracts (including the UK Scheme, the International Scheme and the Company's other existing sharesave schemes) cannot exceed £250 per month.

The funds saved (plus interest) are used by the participant to exercise the option. The number of shares covered by the option will be calculated according to the savings made and an assumed amount of interest payable at the end of the contract period. In the case of the UK Scheme, this is the bonus contribution payable under an Inland Revenue approved savings contract. Under the International Scheme this is an assumed rate of interest set by the Board at the time the option is granted.

Savings under the International Scheme are made in local currency at an exchange rate fixed at the outset. Under the International Scheme a participant can make "top-up" contributions in addition to any savings and interest earned, in order to take account of adverse exchange rate movements or differences between the actual and assumed rates of interest applying to the participant's savings. It is envisaged that, unless local laws require a shorter savings period or there are particular tax advantages available to the Group or employee in having a shorter period, the minimum savings period under the International Scheme will be same as the UK Scheme (currently three years).

(v) Exercise price

The exercise price of the options granted under the Schemes will be determined by the Board before the grant of any options. The price, which shall not be less than 80 per cent of the average middle-market quotations of an ordinary share (as derived from the Daily Official List of the London Stock Exchange) on the five dealing days last preceding (or, if higher, the dealing day last preceding) the date on which invitations to apply for options are given or, if greater, the nominal value of an ordinary share.

(iv) Exercise of options

An option granted under either of the Schemes may not normally be exercised before the maturity date under the relevant savings contract. Special provisions, permitting the early exercise of options in certain circumstances, shall apply in respect of participants who cease employment with the Group before completing their savings contracts in the event of death, disability, redundancy, retirement at contractual retirement age (including early retirement if the participant retires more than three years after the date of grant) or because the company or business which employs the participant is transferred out of the Group. If a participant ceases employment for any other reason, his option lapses. The early exercise of options is also permitted in the exceptional circumstances of a take-over, reconstruction or winding-up of the Company.

(vii) Rights attaching to the Shares

All ordinary shares allotted on the exercise of options under the Schemes will have the same rights as all other ordinary shares of the Company for the time being in issue (save as regards any right attaching to such shares by reference to a record date prior to the date of allotment) and application will be made to the London Stock Exchange and The Hong Kong Stock Exchange for such shares to be admitted to the relevant exchange's list.

(viii) Limits of the Schemes

The number of options which may be granted under the Schemes is subject to the following limits:

a) In any period of 10 years not more than 10 per cent of the issued share capital of the Company may be placed under option or issued under the Schemes and any other employee share schemes of the Company; and

b) The Board may impose a lower limit on the number of options which may be granted under the Schemes on any occasion.

(ix) Variation of share capital

In the event of any variation in the issued share capital of the Company, the Board may make such adjustments as it considers appropriate to the total number of ordinary shares subject to any option and/or the exercise price under any option. Adjustments to the terms of any options granted under the UK Scheme must be approved by the Inland Revenue.

(x) Alterations and Additions

The Board may at any time alter or add to the Schemes, provided that:

(a) No such amendments to the UK Scheme may be made without prior approval of the Inland Revenue if such amendment constitutes a change to a key feature of the UK Scheme; and

(b) The prior approval of the Company in a general meeting is required for any amendment to the Schemes which would confer an advantage to participants and relates to a provision dealing with eligibility, the period during which options may be granted, the consideration for the grant of options, the exercise price, the limits, the circumstances in which options may be exercised, the rights attaching to shares and a variation of capital.

The provisions of paragraph (b) above shall not apply if the amendment is a minor one to benefit the administration of the Schemes to obtain or maintain favourable tax, exchange control or regulatory treatment for participants, or any member of the Group.

(xi) Special Schedule

The Board may adopt one or more special schedules to the International Scheme for a particular jurisdiction in order to vary the provisions set out above, but only so far as is necessary to take account of local tax, securities laws, exchange controls and other similar regulatory issues.

(xii) Cash equivalent

Following the exercise of an option granted under the International Scheme, the Board may decide that, in lieu of a right to receive ordinary shares, a participant shall be paid a cash sum equivalent to the difference between the market value of the ordinary shares at that time and the exercise price.

The cash equivalent provisions are typically operated in those jurisdictions where, due to securities laws or other regulatory issues, it is not possible to allot shares to participants. In exceptional circumstances, the Board can choose to make cash equivalent payments based on a deemed level of savings by a participant (ie where the normal requirement for a participant to make savings is waived).

Registered Office:
1 Aldermanbury Square
London EC2V 7SB
Telephone: 020 7280 7500
www.standardchartered.com

Registered in England
number 966425


Standard
Chartered
START

2003 Final Dividend

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to any aspect of the proposals referred to in this document or about the action you should take, you should consult a stockbroker, solicitor, accountant or other appropriate independent professional adviser.

If you have sold or transferred all of your shares please pass this document and any accompanying forms to the person who arranged the sale or transfer so that they can pass these documents on to the person who now holds the shares.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

A Chinese translation of this document is available on request from Computershare Hong Kong Investor Services Limited, Rooms 1901-1905 Hopewell Centre, 183 Queen's Road East, Hong Kong.

本文件之中文譯本可向香港中央證券登記有限公司索取， 地址：香港皇后大道東183號合和中心1901-5室。

Standard Chartered

CONTENTS

PAGE

Chartered

22 March 2004

Dear Shareholder

I am writing to tell you about the arrangements for the 2003 final dividend.

If you held shares in Standard Chartered PLC at the close of business on Friday 27 February 2004, you are entitled to the 2003 final dividend of 36.49 US cents per share.

Your cash dividend will be paid in sterling unless you choose to take it in either US dollars or Hong Kong dollars. I am pleased to tell you that, in addition to offering these three currencies, we are once again offering you the opportunity of taking your dividend in new fully paid shares instead of cash. The following document gives details of our arrangements for paying the dividend.

If you want to receive your dividend in sterling you do not need to do anything (unless you have a standing instruction in place to receive US dollars, Hong Kong dollars or shares).

If you want to receive your dividend in US dollars, Hong Kong dollars or shares, please read the following document carefully.

If you have a standing instruction in place to receive shares, this remains in place and you do not need to do anything if you still want to take shares.

The price of the new shares to be issued instead of the 2003 final dividend will be calculated over a five-day period in April 2004. This is the closest practicable period to the payment date for the cash dividend and was chosen to reduce the risk of share price movement between the announcement of the dividend and the payment date, adversely affecting the share dividend alternative. The following document gives details of the arrangements for calculating and paying the dividend.

The share dividend is an easy way for you to increase your shareholding without paying dealing charges.

If you have any questions about the dividend arrangements, please call our registrars' helpline between 9.00am and 5.00pm Monday to Friday. The telephone number is 0870 702 0138.

Yours sincerely

Bryan K. Sanderson

Bryan K Sanderson CBE
Chairman

Standard Chartered PLC
1 Aldermanbury Square
London EC2V 7SB

Registered Office as above
Registered in England 966425

Timetable

Wednesday 25 February 2004

Date that the ordinary shares were quoted ex-dividend.*

Friday 27 February 2004

Record date for the final dividend.**

Friday 16 April 2004

Your form of election or other instructions about this dividend must reach our registrars by this date.

Monday 19 April to Friday 23 April 2004

Dealing days for calculating the share dividend price in sterling.

Friday 23 April 2004

US dollar/sterling and US dollar/Hong Kong dollar exchange rates on this date used for calculating the sterling and Hong Kong dollar cash dividend and the US dollar equivalent of the share dividend price.

Thursday 13 May 2004

Dividend cheques and share certificates posted.

Friday 14 May 2004

Cash dividend paid, CREST accounts credited with new shares, new shares listed and dealings in new shares start.

*If you bought Standard Chartered PLC shares on or after this date you will not be entitled to the 2003 final dividend on them.

**You will receive the dividend on the number of shares registered in your name on this date.

When you are deciding whether you want cash or shares, please remember that the price of Standard Chartered PLC shares can go down as well as up. If you are not sure what to do, please contact an appropriate independent professional adviser.

We are sending this circular to registered holders of preference shares for information only.

Terms of the share dividend

You may choose to receive new shares instead of some or all of the cash dividend.

The price of each new share for this dividend will be the US dollar equivalent of the average of the closing share price on the London Stock Exchange for the five consecutive dealing days commencing Monday 19 April 2004. The US dollar equivalent will be calculated by using the forward US dollar/sterling exchange rate quoted by Standard Chartered Bank at 11.00am on Friday 23 April 2004. Once the price for each new share is determined, we will calculate the number of shares you needed to have had at the record date in order to qualify for the share dividend. If you held insufficient shares, you will receive the cash dividend. These details will be available on our website www.standardchartered.com/investors after Tuesday 27 April 2004.

You can only receive a whole number of new shares. We will not issue fractions of a share. If you choose to take shares for only some of your dividend, the rest will be paid to you in cash. The cash part of your dividend will be paid in sterling unless you ask for it to be paid in US dollars or Hong Kong dollars.

Once we receive your form of election for this dividend you cannot cancel it.

How the share dividend helps you and the Company

You

The share dividend is an easy way for you to increase your shareholding without paying dealing charges.

The Company

The Company's reserves increase by issuing new shares instead of paying cash. To the extent that shareholders take up the share dividend alternative, the Company saves cash outflow and retains greater reserves which can be put to use in developing the business for the benefit of shareholders.

If all shareholders choose to receive the cash dividend the cost would be approximately US$428.7 million.

For illustrative purposes only, if all shareholders choose to receive new shares, and assuming a calculation price equal to the closing price of the Company's shares on 8 March 2004 (being the last practicable date prior to the printing of this circular) and using the US dollar/sterling exchange rate quoted by Standard Chartered Bank at 11.00am on that day to calculate the US dollar equivalent of the calculation price, the Company would issue approximately 24.2 million new shares, an increase of approximately 2.06 per cent in its existing issued ordinary share capital.

What to do

1. If you want your dividend in sterling

If you want to receive the 2003 final cash dividend in sterling and you do not have a standing instruction in place to receive your dividend in shares, US dollars or Hong Kong dollars, you do not need to do anything. We will send you your cash dividend in sterling.

The amount in sterling that you will get will be calculated by using the forward US dollar/sterling exchange rate quoted by Standard Chartered Bank at 11.00am on Friday 23 April 2004. We will show this rate on our website after Tuesday 27 April 2004.

As an example, if we had used the exchange rate quoted on 8 March 2004 (being the last practicable date prior to the printing of this circular) (1.8524), the dividend in sterling would have been approximately 19.70 pence per share.

We can pay your cash dividend straight into your bank or building society account. Please contact our registrars for a form if you do not already have these arrangements in place.

2. If you want your dividend in US dollars

If you have a standing instruction in place to receive US dollars, you do not need to do anything. We will send you your cash dividend in US dollars.

If you want to receive the 2003 final cash dividend and future dividends in US dollars and you do not have a standing instruction in place to receive your dividend in US dollars, you need to tick box B on the form of election enclosed with this document. We will then send you your cash dividend in US dollars. We can pay this directly into a US dollar account with your bank in the US. Please contact our registrars for a form.

3. **If you want your dividend in Hong Kong dollars**

If you have a standing instruction in place to receive Hong Kong dollars, you do not need to do anything. We will send you your cash dividend in Hong Kong dollars.

If you do not have a standing instruction in place and you want to receive the 2003 final cash dividend and future dividends in Hong Kong dollars, you need to tick box C on the form of election enclosed with this document. We will then send you your cash dividend in Hong Kong dollars. We can pay this directly into a Hong Kong dollar account with your bank in Hong Kong. Please contact our registrars for a form.

The amount in Hong Kong dollars that you will get will be calculated using the forward US dollar/Hong Kong dollar exchange rate quoted by Standard Chartered Bank at 11.00am on Friday 23 April 2004. We will show this rate on our website after Tuesday 27 April 2004.

As an example, if we had used the exchange rate quoted on 8 March 2004 (being the last practicable date prior to the printing of this circular) (7.7899), the dividend in Hong Kong dollars would have been approximately 2.84 dollars per share.

4. **If you have a standing instruction in place to receive your dividend in shares, but you want cash**

Please write to our registrars by 3.00pm on Friday 16 April 2004 to cancel your standing instruction.

5. **If you want new shares instead of all of your cash dividend**

If you have a standing instruction in place to receive new shares, you do not need to do anything. We will automatically give you new shares.

We cannot issue fractions of a share and so you might have a small amount of cash left over after receiving your new shares (the "cash balance"). We will carry this cash balance forward to the next dividend payment, unless you choose to give it to charity (please refer to page 5 for details).

If you do not have a standing instruction in place, please complete your form of election and send it to our registrars to reach them by 3.00pm on Friday 16 April 2004. Your cash balance will be carried forward to the next dividend payment unless you choose to give it to charity.

If you wish to receive new shares instead of all of your cash dividend in future, please tick box A(ii) on your form of election to put a standing instruction in place.

6. **If you want new shares instead of only some of your cash dividend**

If you have a standing instruction in place to receive new shares, please write to our registrars to cancel it. Otherwise, you will receive all of your dividend in shares. You should also ask the registrars to send you a form of election. Please complete this and write in box (3) the number of your existing shares on which you want to take the share dividend. We will send you the rest of your dividend in cash. The registrars require 24 hour's notice to arrange the cancellation of a standing instruction and to complete and return the form of election. In order to deal with this request promptly your letter must reach them by 3.00pm on Thursday 15 April 2004.

If you do not have a standing instruction in place, please complete the form of election enclosed with this document by writing in box 3 the number of your existing shares on which you want to take the share dividend. We will send you the rest of your dividend in cash.

The cash part of your dividend will be paid in sterling unless you tick box B on the form of election showing that you want to receive it in US dollars or box C showing that you want to receive it in Hong Kong dollars. The amount of your sterling dividend will be calculated by using the forward US dollar/sterling exchange rate on Friday 23 April 2004. We can pay your cash straight into your bank or building society account. Please contact our registrars for a payment instruction form if you do not already have these arrangements in place.

Please note that if you write in box 3 a number of shares which is more than the number shown in box 1 we will treat your election as though it were based on the number of shares shown in box 1.

All forms of election must be returned by 3.00pm on Friday 16 April 2004.

7. **If the number of shares you own is less than the amount needed to qualify for the share dividend**

If you do not have a standing instruction in place to receive new shares, we will send you your dividend in cash. Your cash dividend will be sent to you in sterling unless you tick either box B on your form of election showing that you want it in US dollars or box C showing that you want it in Hong Kong dollars.

If you have a standing instruction in place to receive new shares, we will carry your dividend forward to the next dividend payment. If you would like your dividend in cash you should write to our registrars to cancel your standing instruction.

General information

1. *Sending in your forms*

Please return the form of election to the address printed on the back of the form. All letters to cancel standing instructions and letters to request gifts to charity (see below) should be sent to The Registrars, Computershare Investor Services PLC, PO Box 1064, The Pavilions, Bridgewater Road, Bristol BS99 3FA, to reach them by 3.00pm on Friday 16 April 2004.

All forms and letters are sent at your risk. We are not able to acknowledge receipt. If we do not receive your form on time we will send you your dividend in cash.

2. Helpline

If you have any queries about the dividend arrangements or completing the forms, please telephone our registrars' helpline 0870 702 0138 between 9.00am and 5.00pm, Monday to Friday.

3. If you have recently bought or sold shares

The Company's shares were quoted ex-dividend on 25 February 2004. This means that if you bought the Company's shares on or after that date, you are not entitled to the 2003 final dividend on them.

If you bought or sold shares in the Company before Wednesday 25 February 2004, and this is not reflected in the number of shares shown in box 1 on your form of election or statement of shareholding/ShareCare statement, you should contact the person who arranged the purchase or sale, without delay. Appropriate arrangements can then be made to transfer the dividend.

4. *Payment of cash balances*

Any accumulated cash balances will be sent to you (without interest) if:

- you sell all of your shares
- you choose to receive some or all of your dividend in cash
- you cancel your standing instruction
- you write to our registrars and ask them to send it to you.

Cash balances paid to you in these circumstances will be paid in sterling unless you have asked for them to be paid in US dollars or Hong Kong dollars.

5. Giving to charity

You may give your cash balance to charity instead of carrying it forward to the next dividend.

The charity to benefit is Sight Savers International (SSI). Standard Chartered has a project, in partnership with SSI, called "Seeing is Believing" which aims to restore sight to people around the world. US$30 for a cataract operation can let someone see again.

To give your cash balance to charity, please tick box A(iii) on your form of election or, if you have a standing instruction in place, please write to our registrars.

6. **Standing instructions**

Setting up

You can receive shares instead of cash for this dividend and future dividends by completing a standing instruction.

- To do this, complete the form of election and tick box A(ii). Please send the form to our registrars.
- You will receive new shares on the same terms as any future share dividend offer made to all shareholders.
- Standing instructions for the share dividend can only be used if you wish to take all of your dividend in shares. We will carry any cash balances forward (unless you ask us to give them to charity).
- If you wish to receive new shares instead of only some of your dividend, do not complete a standing instruction.
- If you set up a standing instruction, we will send you a statement when the next dividend is paid which shows the number of shares registered in your name which qualify for the dividend, and the amount of any cash balance carried forward.
- If you sell some of your shares or buy more, your standing instruction will apply to your new holding.

Cancelling

- You may cancel your standing instruction at any time by writing to our registrars. If you wish to cancel your standing instruction for this dividend, please write to them by 3.00pm on Friday 16 April 2004.
- We will cancel a standing instruction if a shareholder dies.
- We will cancel your standing instruction if you sell or transfer all of your shares.

7. **New share certificates**

The Company will apply to the UK Listing Authority and to the Listing Committee of The Stock Exchange of Hong Kong Limited for the new shares to be listed and to the London Stock Exchange for the shares to be admitted to trading on the London Stock Exchange. The new shares will be the same as the shares you hold already and give you the same rights and future dividends.

You may hold your shares in certificated form (where they are usually registered in your own name) or in uncertificated form through CREST (where they are usually registered in the name of a nominee).

As long as the shares are listed, if your shares are registered in your own name, your new share certificate and/or your dividend cheque for any cash amount will be sent to you at your risk on Thursday 13 May 2004. If your shares are held in uncertificated form, CRESTCo Limited will be instructed to credit your stock account with the appropriate number of new shares on Friday 14 May 2004.

Dealings in the new shares should begin on Friday 14 May 2004. However, if the new shares are not listed, the Company will not issue any new shares and you will receive all of your dividend in cash.

Standard Chartered ShareCare

If you hold your shares through ShareCare you will still be able to receive the share dividend. You will find enclosed with this document, a form of election or ShareCare statement depending upon your current standing instruction. If you have chosen to receive the share dividend, the shares will be automatically added to your account on Friday 14 May 2004.

ShareCare allows you to hold your Standard Chartered ordinary shares in a nominee account. Your shares will be held in electronic form, so you will no longer have to worry about keeping your share certificates safely.

If you join ShareCare, you will be invited to attend the Company's AGM and you will receive your dividend at the same time as other shareholders. You can also take the share dividend without the bother of receiving a new share certificate each time. ShareCare is free to join and there are no annual fees to pay.

If you would like to receive more information about ShareCare please call the ShareCare helpline on 0870 702 0138.

Cancellation or amendment of the share dividend offer

The directors may amend or cancel the share dividend offer up to Thursday 13 May 2004. They will only do this if it will not have a material adverse effect on shareholders who have chosen to receive new shares instead of cash. If the directors decide to do this we will write to you.

Tax

Details of the tax implications for you if you are resident in the United Kingdom or United States are given in the Appendix.

If you are unsure about how your tax position is affected, please contact a professional adviser.

Overseas shareholders

General

If you live outside the United Kingdom this document is only an invitation for you to take up the share dividend offer if it could be made where you live without the Company having to meet any legal or registration requirements.

It is your responsibility to make sure that any legal requirements are met or any necessary agreements obtained.

United States ("US") shareholders

The share dividend is available to shareholders who live in the US. However, the Company's shares have not been registered under the United States Securities Act of 1933 (as amended) (the "Securities Act") or under the law of any state in the US. Shares may not be sold or transferred to anyone in the US unless the rules do not apply. Shares may be sold or transferred outside the US in accordance with regulations under the Securities Act. Residents of California or Georgia who choose to take the share dividend will be deemed to have confirmed that they are institutional investors eligible to make the election under the relevant state securities law.

If you are a US shareholder you should consider the possible adverse tax consequences described in the Appendix.

Hong Kong shareholders

The share dividend is available to shareholders whose shares are registered on the Company's Hong Kong share register. Shareholders in Hong Kong have been sent a separate circular and form of election.

Canadian shareholders

The share dividend is available to shareholders who live in Canada. However, you may not sell or transfer the shares in certain provinces of Canada unless such a sale is covered by an exemption from the appropriate provincial securities legislation.

In the case of any conflict between any translation and the English version of this document, the English text shall prevail.

You can get more copies of this document and forms of election from our registrars until Friday 16 April 2004.

Examples

Note: the examples below are for illustrative purposes only.

- **The cash dividend is 36.49¢ per share**
- **The price of one new share for the following examples, is US$17.70**
- **A holding of 1,500 shares is assumed for the following examples**

Example 1

You choose to receive all of your dividend in new shares.

Value of your cash dividend =
1,500 shares x 36.49¢ = US$547.35
Number of new shares = US$547.35* ÷ US$17.70 = 30.92 shares
Rounded down to 30 new shares
Value of new shares = 30 x US$17.70 = US$531

In this case the cash balance of US$16.35 will be carried forward to the next dividend or, if you choose, paid to charity.

*Add this to any cash balance brought forward from the previous dividend.

Example 2

You choose to receive the share dividend on only 750 of your shares.

Value of your cash dividend =
750 shares x 36.49¢ = US$273.68*
Number of new shares = US$273.68* ÷ US$17.70 = 15.46 shares
Rounded down to 15 new shares
Value of new shares = 15 x US$17.70 = US$265.50

In this case, unless you have asked to receive your cash balance in US dollars or Hong Kong dollars the cash balance of US$8.18 will be added to your cash dividend and US$281.86 will be converted to sterling using the US dollar/sterling exchange rate on 23 April 2004 and paid to you by cheque or direct into your bank or building society acccount if you have completed a mandate form.

Example 3

You wish to receive all of your dividend in cash in sterling.

You do not need to do anything unless you have previously put a standing instruction in place to receive shares, US dollars or Hong Kong dollars for all of your future divididends. You will then need to cancel the standing instruction by writing to our registrars by 3.00pm on 16 April 2004.

Example 4

You wish to receive shares for this dividend and all future dividends.

If you have not yet put a standing instruction in place please complete the form of election and tick box A(ii) to do so.



Do you want your dividend in shares?
YES
Do you have a standing instruction to receive shares?
YES
You not need to do anything. We will give you shares in line with your standing instruction.
NO
If you want to receive all of this dividend in shares.
Tick box A(i) on your form of election. Sign, date and return the form.
If you want to receive all of this dividend and future dividends in shares.
Tick box A(i) and A(ii) on your form of election. Sign, date and return the form.
If you want to receive some of the dividend in cash and some in shares.
Enter in box (3) on the form of election, the number of existing shares on which you would like to receive the share dividend. Sign, date and return the form.
If you want to receive your cash balances in US dollars you should tick box B, or for Hong Kong dollars tick box C on your form of election. Sign, date and return the form.
NO
Do you have a standing instruction to receive shares?
YES
Write to the Company's registrars to cancel the instruction and tell them to pay the cash dividend in either sterling, US dollars or Hong Kong dollars. The registrars must receive your letter by 3.00pm on 16 April 2004.
NO
If you want to receive your cash dividend in sterling, and you have not previously asked for US dollars or Hong Kong dollars, you do not need to do anything. Your dividend will be paid in the usual way.
If you want to receive your cash dividend in US dollars you should tick Box B, or for Hong Kong dollars tick box C on your form of election. Sign, date and return the form.

Appendix

Taxation

United Kingdom ("UK") taxation

If you choose to receive the share dividend the effect on your tax position will depend upon your particular circumstances. We have been advised that, under current UK law and practice, the tax consequences for shareholders receiving the share dividend instead of a cash dividend will be broadly as described below.

UK resident individuals

If you are an individual resident in the UK you will be treated as having received gross income of an amount which, when reduced by income tax at a rate of 10 per cent, is equal to the cash value of the new shares and as having paid income tax at the rate of 10 per cent on that gross income. If you pay basic or lower rate income tax you will not have to pay any more income tax in respect of the share dividend.

If you pay income tax at the higher rate you will have to pay higher rate tax of 32.5 per cent on the gross amount. You will, therefore, have to pay additional income tax of 22.5 per cent on the gross amount (the difference between 32.5 per cent and the ordinary rate of 10 per cent treated as having been paid).

For example, if you receive a share dividend equivalent to £80, the gross amount of the dividend will be treated as being £88.89. If your total income is above the threshold for higher rate income tax, you will be taxable on £88.89 at 32.5 per cent (ie £28.89 less the £8.89 treated as having been paid). This would leave you with an additional tax charge of £20.

If you have an income tax liability which is less than the lower rate you will not be able to claim repayment of the excess of that income tax over your income tax liability. If you elect to receive your dividend in cash and hold your shares in an Individual Savings Account (ISA) or Personal Equity Plan (PEP) you will, however, be able to reclaim all or part of the tax credit associated with the cash dividend. No such repayment claim can be made to the extent that you elect to receive this share dividend instead of a cash dividend.

For capital gains tax purposes, the cash value of the shares you receive instead of the cash dividend will be treated as the amount you paid for the shares.

UK resident trustees

A trustee of a UK resident trust which is normally liable to pay income tax at the currently applicable rate of 34 per cent will be liable to pay tax on dividend income at the currently applicable rate (25 per cent) on the gross amount of the dividend (as described above).

The capital gains tax position for UK resident trustees will be similar to that applying to UK resident individuals as described above.

UK resident corporate shareholders

If you are a UK resident corporate shareholder electing to receive the share dividend instead of the cash dividend, you will not be charged corporation tax on the new shares issued to you.

For the purposes of calculating your liability to corporation tax on chargeable gains you, as a corporate shareholder, will be treated as not having paid any money for the new shares and they will be treated as part of, and as having been acquired at the same time as, your existing shareholding in the Company.

UK resident gross funds and charities

Neither gross funds nor charities will be entitled to make any tax repayment claim (whether they elect to receive the share dividend or the cash dividend). However, in respect of a cash dividend, charities may make a claim to the Inland Revenue for compensation out of public funds of a percentage of the cash dividend received by the charity. This percentage is 4 per cent for the tax year 2003-2004.

Stamp duty and stamp duty reserve tax

If you choose to take the share dividend you will not generally have to pay stamp duty or stamp duty reserve tax on the allotment and issue of your new shares.

Substitution of values

If, on the first day when dealing in the new shares begins on the London Stock Exchange, the market value of the new shares is substantially different from the amount of the cash dividend that you would have received if you had not chosen to take the share dividend, then that market value may be used by the Inland Revenue to value the shares for the purpose of calculating how much tax you have to pay. The Inland Revenue's current practice is to interpret "substantially" as being an increase or decrease in the market value of at least 15 per cent. If the Inland Revenue wants to revalue the shares for tax calculations, we will write to you.

Accounting statement

You will be sent an accounting statement with the new share certificates which will show the gross cash value of the share dividend and the amount of income tax treated for tax purposes as having been paid on that amount.

Taxation of United States ("US") shareholders

For US federal income tax purposes, if you receive new shares as a US shareholder (as defined below), you will be treated as having received a cash dividend of an amount equal to the fair market value of the new shares on the date of issue.

For the purposes of this section, the term "US shareholder" means an individual who is a citizen or resident of the United States for United States federal income tax purposes, an estate, trust or partnership subject to United States taxation without regard to the source of its income, or a corporation created or organised in or under the laws of the United States or any State or the District of Columbia.

If you are a US shareholder you are strongly urged to take advice regarding the tax consequences before choosing to receive new shares.

General

This summary of the tax treatment of share dividends is not exhaustive and is only a general guide. In particular it does not consider your position if you are not resident in the UK or the US for tax purposes nor the position of shareholders who may be regarded as acquiring the new shares as part of a trading activity.

If you are not sure as to how you will be affected if you choose to receive the share dividend, or if you are uncertain of your tax position, you should consult your professional adviser.

Registered Office:
1 Aldermanbury Square
London EC2V 7SB
Telephone: 020 7280 7500
www.standardchartered.com

Registered in England
number 966425